

Asia First




DBS Group Holdings Ltd
Annual Report 2009

DBS. Living, Breathing Asia



Contents

01 **Asia First**
10 **Ten-Year Summary**
11 **Financial Highlights**
12 **Letter to Shareholders**
20 **Board of Directors**
24 **2009 Highlights**
28 **Awards & Accolades 2009**
29 **Contributing towards a Better Future for Asia**
33 **Management Discussion and Analysis**
44 **Disclosure on Certain Financial Instruments**
46 **Corporate Governance Report**
57 **Risk Management Approach and Risk Profile**
59 **By the Numbers**
60 Consolidated Income Statement – DBS Group Holdings Ltd
61 Consolidated Statement of Comprehensive Income – DBS Group Holdings Ltd
62 Balance Sheets – DBS Group Holdings Ltd
63 Consolidated Statement of Changes in Equity – DBS Group Holdings Ltd
64 Consolidated Cash Flow Statement – DBS Group Holdings Ltd
65 Notes to the Financial Statements
136 Basel II Pillar 3 Disclosures
147 Income Statement – DBS Bank Ltd
148 Statement of Comprehensive Income – DBS Bank Ltd
149 Balance Sheet – DBS Bank Ltd
150 Notes to the Supplementary Financial Statements – DBS Bank Ltd
152 Directors' Report
156 Statement by the Directors
157 Independent Auditor's Report
158 Share Price
159 Further Information on Directors
163 Shareholding Statistics
165 Financial Calendar
166 **International Banking Offices**
169 **Main Subsidiaries & Associated Companies**
171 **Notice of Annual General Meeting**
175 **Proxy Form**
Corporate Information (inside back cover)

To help preserve the environment for our children and future generations of Asia, the paperstock used for the print version of the Annual Report is a combination of environmentally-friendly recycled and chlorine-free paper.

Asia First

Asia is recovering from the global financial turmoil as a strengthened economic bloc. A more robust and influential Asia, a major player on the world stage, has emerged from these challenging and unprecedented times.

Asia today is taking the lead, building on its history and strong foundations to become the world's powerhouse of ideas, innovation and commerce.

Indeed, this is shaping up to be Asia's decade: the world's resources, capital and talent are increasingly being channelled into this vibrant and opportunity-filled region.

Born and bred in Asia, DBS understands Asia, its people, its cultures, the ins and outs, and the ups and downs of doing business in the region. We are fully committed to our customers and the communities in Asia.

DBS puts Asia first.

DBS. Living, Breathing Asia

With the 'money safe' guarantee, DBS' iBanking customers can enjoy peace of mind when they transact online, safe in the knowledge that the bank will protect and reimburse them in the unlikely event of unauthorised transactions on their iBanking accounts.




SEC MAIL
RECEIVED
PROCESSING
APR 15 2010
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SECTION

First for our Customers

At DBS, we put our customers first. And the confidence our customers have in us drives us to excel and to redefine boundaries.

In a move that surprised the market but reflected DBS' confidence and leadership in Singapore, we underwrote a SGD 2.25 billion deal to YTL group to acquire Power Seraya. We signed off and brought in seven international project financing and relationship banks who committed more than SGD 1 billion. This was probably the largest sole underwritten deal in Asia Pacific to be sold down so successfully.

DBS introduced the 'money safe' guarantee, under which, DBS' iBanking customers are automatically protected when transacting online, with the bank reimbursing them in the unlikely event of unauthorised transactions on their iBanking accounts.

DBS won a bumper crop of awards during the year; a total of 86 including numerous regional awards:

- We bagged eight FinanceAsia Country Awards for Achievement, including 'Best Asian Bank' – a first for us.
- In the IFR Asia Awards, we were bookrunner in the Noble Group USD 2.4 billion three-tranche loan, named 'Issuer of the Year'.
- In Asiamoney's Deals of the Year, the Adaro Indonesia USD 800 million 7.625% bonds due 2019, in which DBS was bookrunner, was voted 'Best High-Yield Bond'.
- We scored a 'Special Achievement Award' from Singapore Exchange for our pioneering efforts and pivotal role in promoting Singapore as a key fund-raising centre.


首座命名大厦
uguration of
First Buildin


庆典
China

DBS Bank underscores its commitment to China, with the inauguration of its new headquarters building located at the heart of Shanghai's financial district. Here, DBS Chairman, Koh Boon Hwee (with Chief Executive Piyush Gupta and other board members) officiates at the ceremony, a milestone for the bank.

First in our Network

As an Asian bank, DBS leverages its deep understanding of the region, local culture and insights to serve and build lasting relationships with its customers.

Our China network continued to expand over the year. We now have eight branches and seven sub-branches across eight cities in China. Our customer base has tripled in size since our incorporation in China.

In India, we opened two new branches bringing us to 10 branches across 10 cities, making DBS the largest Singapore-based bank, and the sixth largest foreign bank in the country. DBS India won two Business Today awards: 'India's Best Small Bank Award' and 'India's Fastest Growing Small Bank Award'.

Indonesia is one of our fastest growing franchises in terms of branches. Strong, organic growth has made DBS Indonesia one of the country's leading foreign banks – the opening of three branches during the year gives us a total of 40 branches across 11 cities in Indonesia.

DBS Hong Kong opened its fifth Enterprise Banking Centre in Kwai Chung, bringing greater banking convenience to small and medium-sized enterprises.

DBS Taiwan expanded its DBS Treasures Centres network to five centres.



Under the POSB/C3A Active Neighbours programme, POSB is recruiting seniors to help out on a part-time basis, assisting other seniors with their banking transactions and encouraging them to use self-service banking services for greater convenience.



First in our Relationships

DBS is committed to being transparent with our customers and building trusted and rewarding relationships.

DBS recognises the value of enduring relationships; understanding customers' lifestyles enables us to constantly innovate to better meet their needs and strengthen relationships further.

We are the first bank to offer a 14-day cooling off period for customers who are buying investment products, and the first to offer a flat 1% rate for all unit trust purchases; simple ideas that make sense to our customers.

DBS introduced LiveFresh, the first credit card in Singapore to offer Visa payment, Visa payWave and EZ-Link services on a single card, offering the speed and convenience of contactless payment.

POSB and The Council for Third Age (C3A) teamed up to address the financial needs of baby boomers and older Singaporeans, kicking off with three initiatives: POSB Active Neighbours Programme, Financial Literacy for Seniors and Ageing has its Privileges.

DBS launched DBS xDDA, an industry-first initiative which will simplify and speed up GIRO applications for customers.

DBS China issued its first RMB debit card, which allows customers to withdraw cash from DBS ATMs in China, Hong Kong and Singapore at no cost.


DBS
DBS' CSR initiatives aim to improve the lives of the less fortunate in the region and to touch the communities in which the bank operates.



First in our Hearts

Caring for the family and community is an Asian value that DBS proudly upholds.

At DBS, we believe in supporting children and learning in Asia as the young hold the key to Asia's future.

'DBS Happy Ever Asia Relay', our 2009 regional Corporate Social Responsibility (CSR) programme, was a resounding success, raising over SGD 650,000 in three months. With DBS matching funds raised, more than SGD 1.3 million will go towards helping the children of Asia.

DBS Hong Kong launched its flagship community programme 'DBS Social Enterprise Experience', providing a learning platform for youths to hone their business skills and understand more about social entrepreneurship.

'POSB Run for Kids' was a charity run organised to help less privileged children. More than 3,500 runners took part in the inaugural event, which raised SGD 250,000. The funds went to the Singapore Children's Society and an education welfare fund for needy students in primary schools in Pasir Ris-Punggol Group Representation Constituency (GRC).

'Hair for Hope' was an initiative in which 23 Singapore staff shaved their heads for charity, raising SGD 120,000 for cancer-stricken children. Following this, a further five staff in DBS Indonesia were inspired to lose their locks for charity.

Ten-Year Summary

Group	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Selected Income Statement Items ($ millions)										
Total income	**6,603**	6,031	6,163	5,344	4,338	4,479	4,265	4,143	3,387	2,931
Profit before allowances	**3,999**	3,421	3,545	2,975	2,312	2,523	2,473	2,333	1,670	1,686
Allowances	**1,529**	784	431	135	203	63	541	544	379	54
Profit before tax	**2,536**	2,712	3,224	2,910	2,163	2,509	1,992	1,797	1,469	1,675
Net profit excluding one-time items and goodwill charges	**2,064**	2,056	2,487	2,175	1,649	1,938	1,491	1,285	907	1,389
One-time items (1)	**(23)**	(127)	(209)	94	303	497	–	96	212	–
Goodwill charges	**–**	–	–	–	1,128	440	430	278	133	–
Net profit	**2,041**	1,929	2,278	2,269	824	1,995	1,061	1,103	986	1,389
Selected Balance Sheet Items ($ millions)										
Total assets	**258,644**	256,718	232,963	197,372	180,204	175,671	159,479	149,425	151,429	111,208
Customer loans (2)	**130,583**	126,481	108,433	86,630	79,462	69,659	64,330	60,704	68,202	52,024
Total liabilities	**229,145**	232,715	209,805	176,326	161,014	156,796	143,574	133,935	135,802	100,839
Customer deposits (2)	**183,432**	169,858	152,944	131,373	116,884	113,206	108,041	101,315	106,771	80,721
Ordinary shareholders' funds	**24,759**	19,386	20,048	18,242	16,291	16,011	14,259	13,681	13,007	9,899
Preference shares	**614**	433	433	433	433	433	559	560	595	595
Total shareholders' funds	**25,373**	19,819	20,481	18,675	16,724	16,444	14,818	14,241	13,602	10,495
Per Ordinary Share (3)										
Earnings excluding one-time items and goodwill charges	**0.91**	1.14	1.39	1.22	0.94	1.10	0.85	0.74	0.60	0.96
Earnings	**0.90**	1.07	1.27	1.28	0.46	1.13	0.60	0.64	0.65	0.96
Net tangible assets	**8.29**	7.69	7.98	7.22	6.41	5.80	4.87	4.48	5.34	7.03
Net asset value	**10.85**	10.25	10.55	9.79	8.98	8.88	8.18	7.92	7.70	7.03
Dividends (4)	**0.56**	0.65	0.68	0.65	0.49	0.34	0.26	0.26	0.26	0.38
Selected Financial Ratios (%)										
Dividend cover for ordinary shares (number of times)	**1.57**	1.55	2.15	2.46	1.17	4.14	3.03	3.15	3.18	3.32
Cost-to-income	**39.4**	43.3	42.5	44.3	46.7	43.7	42.0	43.7	50.7	42.5
Return on assets excluding one-time items and goodwill charges	**0.80**	0.84	1.15	1.15	0.93	1.16	0.97	0.85	0.69	1.28
Return on assets	**0.79**	0.79	1.06	1.20	0.46	1.19	0.69	0.73	0.75	1.28
Return on shareholders' funds excluding one-time items and goodwill charges	**8.4**	10.1	12.7	12.3	9.8	12.5	10.1	9.1	8.1	12.9
Return on shareholders' funds	**8.4**	9.5	11.7	12.8	5.0	12.8	7.3	7.9	8.8	12.9
Non-performing loans rate	**2.9**	1.5	1.1	1.7	2.1	2.5	5.2	6.1	5.7	7.6
Loss allowance coverage	**83**	114	135	115	97	89	63	59	60	52
Capital adequacy										
Tier I	**13.1**	10.1	8.9	10.2	10.6	11.3	10.5	10.3	12.2	14.4
Total	**16.7**	14.0	13.4	14.5	14.8	15.8	15.1	15.5	17.4	18.9

Prior years' figures have been restated to make them consistent with current period's presentation

(1) One-time items arise from gains on sale of properties and/or investments, impairment charges for investments and restructuring costs

(2) Includes financial assets/liabilities at fair value through profit or loss

(3) Per ordinary share figures have been adjusted for rights issue in 2008 (exercised in January 2009)

(4) Dividend amounts are on gross basis prior to Fourth Quarter 2007 and on one-tier tax-exempt basis thereafter. 2000 and 2006 include special dividends of 13 cents and 4 cents respectively

Financial Highlights

NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS AND RETURN ON SHAREHOLDERS' FUNDS (ROE) (1)



1,389
907
1,285
1,491
1,938
1,649
2,175
2,487
2,056
2,064
12.9
8.1
9.1
10.1
12.5
9.8
12.3
12.7
10.1
8.4
00 01 02 03 04 05 06 07 08 09
Net Profit ($ millions)
ROE (%)

INCOME AND COST-TO-INCOME RATIO



2,931
3,387
4,143
4,265
4,479
4,338
5,344
6,163
6,031
6,603
42.5
50.7
43.7
42.0
43.7
46.7
44.3
42.5
43.3
39.4
00 01 02 03 04 05 06 07 08 09
Income ($ millions)
Cost-to-Income (%)

CUSTOMER DEPOSITS AND LOANS (2)



80.7
106.8
101.3
108.0
113.2
116.9
131.4
152.9
169.9
183.4
52.0
68.2
60.7
64.3
69.7
79.5
86.6
108.4
126.5
130.6
00 01 02 03 04 05 06 07 08 09
Customer Deposits ($ billions)
Customer Loans ($ billions)

ASSET QUALITY



52
60
59
63
89
97
115
135
114
83
7.6
5.7
6.1
5.2
2.5
2.1
1.7
1.1
1.5
2.9
00 01 02 03 04 05 06 07 08 09
Loss allowance coverage (%)
Non-performing loans rate (%)

Prior years' figures have been restated to make them consistent with current period's presentation

(1) Excludes one-time items and goodwill charges

(2) Includes financial assets/liabilities at fair value through profit or loss



Letter to Shareholders

Chairman Koh Boon Hwee shares how DBS was a bank apart in 2009. In a challenging year for the global economy, DBS stood by its customers, and remained focused on growing its franchise in Asia.

2009 was a year of two halves. The start of the year was marked by imploding banks, rising bankruptcies, free-falling stock markets and a global economy teetering on the brink of an economic depression. Credit – so vital to commerce – was scarce; and global trade all but fell off the cliff.

Open, trade-oriented economies like Singapore and Hong Kong – DBS' two largest markets – were battered. In the first quarter, Singapore's economy shrank 9.4%, its biggest contraction in year-on-year terms since 1965.

Thanks to coordinated, global stimulus efforts, by the second half, the much talked-about 'green shoots' gave way to a more certain recovery. In particular, Asia bounced back in a V-shaped fashion. Stock markets also staged spectacular rallies. In the United States, the Dow Jones Industrial Index finished 2009 up 59.3% from its March low, the fastest climb since 1933.

While financial Armageddon was averted, 2009 was, nonetheless, a challenging year. Fiscal and debt burdens came to the fore in Dubai and Greece. Even with the rebound in world trade in the second half of the year, overall, the Singapore economy contracted 2%.

RESILIENT IN ASIA

DBS weathered the financial crisis relatively well. Reflecting the strength of DBS' customer franchise, revenues last year hit an all-time high. Revenue growth was broad-based, underpinned by higher business volumes across consumer and corporate banking segments as DBS stood by customers in a fragile economic environment.

Profit before allowances also hit record levels at SGD 4 billion, up 17% from the previous year.

Net interest income increased 4% to a record SGD 4.46 billion, and DBS' share of Singapore-dollar loans grew for a second consecutive year to 20% while our share of loans in Hong Kong rose to 5.6%.

Non-interest income increased 24% to SGD 2.15 billion. Net fee income grew 9% to SGD 1.39 billion as higher investment banking, loan-related and trade finance fees more than offset weaker contributions from wealth management and fund management.

In a challenging year, full-year earnings remained steady at SGD 2.06 billion, as allowances doubled to SGD 1.53 billion due largely to borrowers outside Asia.

This was because DBS continued to maintain a prudent approach to recognising non-performing assets. Of the assets classified as non-performing, 43% are still current in interest and principal. On this prudent basis, the non-performing loan rate rose to 2.9%. Cumulative allowances stood at 83% of non-performing assets and at 108% if collateral was considered.

DBS Q4 profit jumps 67%

Results beat analyst estimates on continued growth in customer loans

DBS aims for pan-Asian growth

DBS to focus on Asia

SOUTH-EAST Asia's biggest bank, DBS Group Holdings, will focus on its Asian business in the next five to 10 years to tap the region's growing affluence, the group's new chief executive said yesterday.

The bank intends to expand its footprint in the greater China region and in South Asia, Mr Piyush Gupta said. "Domestic consumption in Asia is indeed driving growth. We really want to build an Asian franchise with an Asian footprint," he said.

In five years' time DBS hopes to earn 40 per cent of its revenues from Singapore, 30 per cent from the greater China region, with the remaining 30 per cent from South Asia and South-east Asia.

DBS to expand Asian footprint

Q4 earnings jump 67%, full-year net profit of $2.04b

Armed with a strong balance sheet, fortified by our successful SGD 4 billion rights issue that was completed at the start of this year, DBS was able to stand by our customers.

STANDING BY OUR CUSTOMERS

In a year when credit markets were mostly shut for all but the most pristine borrowers, DBS was a bank apart. Armed with a strong balance sheet, fortified by our successful SGD 4 billion rights issue that was completed at the start of this year, DBS was able to stand by our customers. This enabled our clients to weather the downturn with greater confidence. DBS' willingness to step up our risk exposures where others shied away also helped us gain market share in such businesses as corporate lending, capital markets, treasury and markets, private banking and trade finance.

Small and medium-sized enterprises (SMEs) are the lifeblood of most economies. At the height of the crisis, many Asian governments introduced guaranteed lending programmes to provide financial liquidity to SMEs. DBS strongly supported these schemes. In Singapore, we were a leading provider of government loans; in particular, approving the most number of microloans, as we made a conscious decision to stand by smaller businesses for whom credit can make a huge difference between success and failure. DBS extended credit to SMEs with whom we did not have a prior relationship. In fact, last year, more than half the government loans we approved were to new customers.

In Hong Kong, we disbursed over HKD 4 billion in loans to SMEs following the launch of the Hong Kong Special Loan Guarantee Scheme. In December, we also opened our fifth Enterprise Banking Centre in Kwai Chung, in order to offer greater banking convenience to SMEs. I am delighted therefore that DBS was recognised as the 'Best SME Partner' by the Hong Kong Chamber of Small and Medium Business.

In the capital markets space, our strength as a trusted adviser and our commitment to helping our clients navigate through the turbulent times saw us underwriting more than USD 2 billion of equity issuance.

Notably, DBS was instrumental in helping Singapore-listed companies recapitalise their balance sheets, being involved in 11 issues which accounted for about SGD 12 billion, or 76% of total funds, raised via rights issues last year. Significant transactions include:

- The SGD 1.84 billion fully-underwritten rights issue of CapitaLand, completed in March 2009, in which DBS acted as joint lead manager and underwriter;
- The SGD 1.5 billion fully-underwritten rights issue of Genting Singapore in October 2009. DBS was joint financial adviser, lead manager and underwriter;
- Neptune Orient Line's SGD 1.4 billion fully-underwritten rights issue, completed in July 2009, in which DBS acted as sole financial adviser and joint lead manager.


星展銀行助你
加強資金後盾

DBS also played a key role in the SGD 2.8 billion initial public offering (IPO) of CapitaMalls Asia in November 2009 as joint lead manager, bookrunner and underwriter. This was the largest IPO in Singapore since Singapore Telecommunications' IPO in 1993.

DBS' know-how in product structuring, and our track record of linking Asian and international investors with issuing clients, saw us topping the league table in S-REIT fund raising. We were the sole financial adviser for the milestone SGD 1.23 billion rights issue by CapitaMall Trust, the first recapitalisation in the S-REIT sector, in the post-Lehman world in February 2009. This is also the largest equity fund raising by an S-REIT to date. The success of the CapitaMall Trust rights issue in an uncertain market helped pave the way for subsequent rights issues and placements by Singapore REITs and business trusts in 2009. These include fund-raisings by CapitaCommercial Trust, Starhill Global REIT, Fortune REIT, Frasers Commercial Trust, CitySpring Infrastructure Trust and Ascendas REIT, all of which were lead-managed by DBS.

DBS retained our pole position in the Sing-dollar bond market, with more than 25% market share. In 2009, we were the sole lead manager and bookrunner for Temasek Holdings' inaugural SGD 600 million 20-year and 30-year bond issues; the 30-year bond is the longest-tenor SGD corporate bond to date. DBS was also joint bookrunner for Adaro Indonesia's USD 800 million 10-year guaranteed fixed rate senior bond issue. We were recognised for our role in this issue – which was named 'Best High-Yield Bond in Asia' by FinanceAsia and Asiamoney – being the largest 10-year USD corporate deal out of Indonesia.

In addition, DBS continued to lead in the Singapore syndicated loans space, with close to a 30% market share. In 2009, we were among the Top 5 mandated arrangers of Asia-Pacific syndicated loans (ex-Japan, ex-Australia), above many of our international competitors.

1. DBS remains resilient in Asia, weathering the financial crisis relatively well.

2. DBS Hong Kong opens its fifth Enterprise Banking Centre in Kwai Chung.

3. DBS stands by our customers and supports them during the financial crisis, as demonstrated through customers' testimonials.

Letter to Shareholders

DBS was the only Singapore bank among a group of international banks, which was lead arranger and bookrunner for the award-winning global USD 2.4 billion syndicated revolving credit facilities for Noble Group. This deal was significant as it attracted the largest number of bank investors in a decade.

In 2009, DBS was also named 'Best Asian Bank' by FinanceAsia and acknowledged as the Safest Bank in Asia by Global Finance.

In Consumer Banking, we delivered the strongest year ever in loans growth. In 2009, we added SGD 4.6 billion in new loans, more than 13% over prior year levels. Not only is DBS the largest mortgage lender in Singapore, our mortgage business also enjoyed good growth in the region. Last year, we also added over SGD 11 billion in savings deposits, a 16% increase over the previous year. We continued to show market leadership in the consumer banking space. In October, we were the first bank to give customers 14 days to review their investment decisions, over and above the 7 day cooling-off period, which is the industry norm.

As the largest bank in Singapore and a leading bank in Asia, we are committed to becoming more open and transparent with our customers. We strengthened processes and training in


MONEY
SAFE
5

We are committed to becoming more open and transparent with our customers. We strengthened processes and training in our investment sales area and extended fair dealing principles to numerous initiatives last year.


DBS
4


POSB

4. DBS China's new headquarters, DBS Bank Tower, is located next to the Oriental Pearl TV Tower in the heart of Shanghai's financial district.

5. DBS introduces Singapore's first Internet banking guarantee, giving customers added protection and greater peace of mind.

6. POSB partners the Council for Third Age to launch the POSB Active Neighbours programme, underscoring the bank's commitment to the Singapore community.

7. DBS China launches its first RMB debit card, allowing customers to withdraw cash from DBS ATMs in China, Hong Kong and Singapore at no cost.


DBS
UnionPay

our investment sales area and extended fair dealing principles to numerous initiatives last year. For example, our unit trust advertising campaign broke out of the mould of conventional product advertising as it had no fine print. We have also reduced the sales charge of unit trusts to 1% – regardless of whether the purchase is made at the branch or online.

In January 2010, DBS introduced Singapore's first Internet banking guarantee, whereby customers who bank online will be reimbursed in the unlikely event of unauthorised transactions. In Hong Kong, we were the first bank to introduce a dual password authentication to the Internet banking login procedure by sending customers a one-time password via SMS.

POSB, fondly known as the People's Bank in Singapore, launched the POSB Active Neighbours programme under a strategic partnership with the Council for Third Age in June 2009. Under this programme, seniors were recruited to work up to two days a week at POSB. Within two weeks of its launch, POSB received close to 1,200 applications. Since July, 92 POSB Active Neighbours have completed a special three-day training programme and have been deployed to all POSB branches island-wide. Their tasks include assisting customers, especially their peers, with their banking transactions and encouraging the use of self-service banking facilities. POSB also continues to provide special products and services for seniors. Every Tuesday, POSB sets up dedicated counters to serve seniors during the first three opening hours. On what's dubbed as 'Special Tuesdays', seniors are served drinks and snacks while they wait their turn to perform banking transactions.

GROWING OUR ASIAN FOOTPRINT

As an Asian bank, DBS is committed to leveraging our extensive footprint to intermediate burgeoning intra-Asia trade and investment flows, as well as the growing regional connectivity, to serve our customers better.

China is an important market for DBS. In May 2007, we were the first Singapore bank to set up a locally-incorporated subsidiary in China. In a little less than three years, the bank has grown our customer base in China by over four times, and nearly doubled our staff strength to 1,000. Expansion of our China network continues apace, and today, we have eight branches and seven sub-branches across eight cities in China. This year also marks a new milestone, as our people moved into a new headquarters building, the DBS Bank Tower, located at the heart of Shanghai's financial district.


8

Underlining the Asia connectivity we bring to customers, last July, DBS China launched a debit card which allows card-holders to withdraw cash at over 100,000 ATMs in China, and more than 1,000 ATMs in Singapore and Hong Kong, without having to pay fees.

With the emergence of China as an economic powerhouse, many of our corporate customers are increasingly trading with it. Following China's decision last year to allow cross-border settlement of trades in yuan, DBS moved quickly to offer this pilot service to corporate clients in Singapore and Hong Kong.

Underscoring our conviction in the strength and potential of the Chinese economy, in February 2009, DBS Private Equity also set up a USD 100 million onshore RMB Fund that invests in promising unlisted companies in China.

In Taiwan, DBS turned in a profit last year, a year earlier than expected, following our acquisition of the 'good bank assets' of Bowa Commercial Bank in 2008. As China and Taiwan become more integrated economically, we expect opportunities in Taiwan to accelerate.

In India and Indonesia, DBS also continues to expand our footprint; and today, we have 10 and 40 branches, respectively, in these markets.

DBS has also made further inroads in Vietnam, where we received a licence to open our first branch in Ho Chi Minh City this year. This follows the establishment of a representative office in Hanoi in July 2008, and will enable us to support customers doing business in and with Vietnam. The new branch will also meet growing demand for Asia banking expertise by Vietnamese firms as they grow and expand overseas.

ACKNOWLEDGEMENTS

The Board is proposing a final dividend of 14 cents per share, which will bring the full-year payout to 56 cents per share. The DBS Scrip Dividend Scheme will be applicable to the final dividend. New shares will be issued, to shareholders who elect to receive the final dividend in scrip, at a price which is at a 5% discount to the average of the last dealt price for DBS shares on each of 20, 21 and 24 May 2010.

In April 2009, Richard Stanley, our former CEO, succumbed to infection after a 10-week battle with leukemia. All of us in the DBS family were saddened by his passing. Despite his short tenure with DBS, Richard helped to strengthen the bank's franchise during a challenging time for the industry.



8. DBS receives a licence to open its first branch in Ho Chi Minh City.

9. DBS Taiwan becomes profitable a year earlier than expected.

10. DBS India grows steadily in the course of the year, bringing its network in India to 10 branches across 10 cities.


DBS

After more than four years as Chairman of DBS, I will be stepping down this year. Our new CEO Piyush Gupta is on board and settling in very well, and with Peter Seah agreeing to be Chairman of the DBS Board, I am now able to move on, knowing that DBS is in good hands.

When I became Chairman in 2006, I said that to become a stronger organisation, DBS needed to embrace change, possess discipline and focus, and build sustainable competitive advantage. As such, the Bank's three priorities have been to build a strong DBS culture, manage our business in totality and become truly customer centric.

I am pleased to note the progress we have made in building a robust performance management system that better differentiates and rewards those who do well. We have stepped up the pace of communications with staff, encouraging feedback on our various strategic initiatives. As a result, across the ranks, there is now a strong sense of collective ownership and organisational pride. We have also put in place key performance indicators across the bank to instill greater discipline and focus on managing our business in totality. The measurement of all aspects of our business is key to superior long-term performance, and we now have a more robust and rigorous decision-making process hardwired into the bank. We are also making headway in fostering a culture in which everything we do is looked at from the customer's point of view.

While there is more to be done, we have certainly come a long way and the bank is today seen as a worthy competitor in Asian banking. I am confident that Piyush, who came on board in November 2009, will build on the strong foundations we have. He is committed to making DBS the Asian bank that customers choose to bank with.

My tenure as chairman of DBS has been challenging and rewarding. Over this period, I have benefited from the steady guidance and wise counsel of my fellow board members. I am grateful for their contributions and am confident they will continue to extend strong support to Peter as Chairman of this great bank. I also want to thank my colleagues in the bank, our customers, partners and shareholders for their unwavering support.

In the new financial landscape, there are exciting times ahead for Asia. This is especially true for financial institutions like DBS, born and bred in Asia, well placed to ride its growth. I am confident that DBS will rise to the occasion, embrace the opportunities and contribute to a rising Asia.

Koh Boon Hwee
Chairman, DBS Group Holdings

Board of Directors



1 Koh Boon Hwee
2 Piyush Gupta
3 Ang Kong Hua
4 Bart Joseph Broadman
5 Andrew Robert Fowell Buxton
6 Christopher Cheng Wai Chee
7 Euleen Goh Yiu Kiang
8 Kwa Chong Seng
9 Ambat Ravi Shankar Menon
10 John Alan Ross
11 Peter Seah Lim Huat


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7


8


9


10


11

Board of Directors

1 **KOH BOON HWEE**
Chairman

Appointed 15 June 2005, Mr Koh, 59, assumed the role of Chairman of the Board of Directors of DBS Group Holdings and DBS Bank Ltd on 1 January 2006. He is the Chairman of Sunningdale Tech Ltd. He is also Chairman of the Board of Trustees of Nanyang Technological University, and among the other boards he serves are Temasek Holdings (Private) Limited, Agilent Technologies, Inc. and the Hewlett Foundation. He started his career at Hewlett Packard and rose to become its Managing Director in Singapore, a post he held from 1985 to 1990. From 1991 to 2001, he was Executive Chairman of the Wuthelam Group.

Mr Koh is Chairman of the Board Credit Committee and serves on the Compensation and Management Development Committee as well as the Nominating and Board Risk Management Committees.

2 **PIYUSH GUPTA**
Chief Executive Officer

Appointed 9 November 2009, Mr Gupta, 50, is CEO of DBS Group Holdings and DBS Bank Ltd. Prior to joining DBS, Mr Gupta was CEO of Citibank for South East Asia-Pacific, Australia and New Zealand. Mr Gupta has spent over two-thirds of his 27 year career in South East Asia and Hong Kong, including eight years in Singapore.

Mr Gupta serves on the boards of The Institute of Banking and Finance, Global Indian Foundation, Dr Goh Keng Swee Scholarship Fund and MasterCard Asia/Pacific, Middle East and Africa Regional Advisory Board. He is also a member of the Board of Governors of The American Chamber of Commerce and an advisory board member of Sim Kee Boon Institute for Financial Economics.

3 **ANG KONG HUA**

Appointed 21 March 2005, Mr Ang, 66, is Executive Director of NSL Ltd. (formerly known as NatSteel Ltd) in charge of strategic matters. Prior to this, he was Chief Executive Officer of NSL for 28 years. Mr Ang also serves on the boards of the Government of Singapore Investment Corporation and Sembcorp Industries Ltd.

Mr Ang is Chairman of the Audit Committee and a member of the Nominating Committee and Board Credit Committee.

4 **BART JOSEPH BROADMAN**

Appointed 17 December 2008, Dr Broadman, 48, is Managing Director of Alphadyne Asset Management based in Singapore. Prior to forming Alphadyne, Dr Broadman spent 14 years in Asia working for J.P Morgan, most recently as Vice Chairman of Asia and Head of Markets (Credit, Rates and Equities) in Asia.

He is currently a Board member of the Central Provident Fund and serves on its Investment Committee. He is Chairman of the Singapore American School.

Dr Broadman is a member of the Compensation and Management Development Committee and the Board Risk Management Committee.

5 **ANDREW ROBERT FOWELL BUXTON**

Appointed on 17 February 2006, Mr Buxton, 71, retired from Barclays Bank Plc with his last appointment as Chairman from 1993 to 1999. He was President of the British Bankers Association from 1998 to 2002 and a Member of the Court of the Bank of England from 1997 to 2001. Mr Buxton was honoured for his services to international trade at the Queen's Birthday Honours in June 2003 when he was made a Companion of the Most Distinguished Order of St. Michael and St. George.

Mr Buxton is Chairman of the Board Risk Management Committee, and sits on the board of Islamic Bank of Asia Limited.

6 **CHRISTOPHER CHENG WAI CHEE**

Appointed 1 June 2007, Mr Cheng, 61, is the Chairman of USI Holdings Limited and Winsor Properties Holdings Limited.

Amongst several other directorships, Mr Cheng is a Director of Wing Tai Corporation Ltd, a member of the Hong Kong Exchange Fund Advisory Committee, the International Council of INSEAD, Yale University's President's Council on International Activities and the University of Hong Kong Council.

Mr Cheng is a member of the Audit Committee and the Compensation and Management Development Committee. In addition, he is a Director of DBS Bank (China) Limited.

7 **EULEEN GOH YIU KIANG**

Appointed 1 December 2008, Ms Goh, 54, is currently non-executive Chairman of the Singapore International Foundation.

She is a non-executive Director of Aviva Plc, Singapore Airlines Limited and Singapore Exchange Limited and also acts as Chairman of the Accounting Standards Council and an adviser to the Singapore Institute of International Affairs. Ms Goh was CEO of Standard Chartered Bank, Singapore from 2001 to March 2006. She held various senior management positions in Standard Chartered Bank, retiring in March 2006 after some 21 years with the Bank.

Ms Goh is a member of the Audit Committee, Nominating Committee, Compensation and Management Development Committee and Board Credit Committee.

8 **KWA CHONG SENG**

Appointed 29 July 2003, Mr Kwa, 63, is Chairman and Managing Director of ExxonMobil Asia Pacific Pte Ltd and the Lead Country Manager for the ExxonMobil group of companies in Singapore.

He is also Deputy Chairman of Temasek Holdings (Private) Limited and a Director of Sinopec SenMei (Fujian) Petroleum Company Ltd. Mr Kwa also serves on the Public Service Commission.

Mr Kwa is the Chairman of the Compensation and Management Development Committee and a member of the Board Credit Committee. In addition, he is Chairman of DBS Bank (Hong Kong) Limited and also chairs its Risk Management Committee.

9 **AMBAT RAVI SHANKAR MENON**

Appointed on 1 May 2009, Mr Menon, 46, is the Permanent Secretary at Singapore's Ministry of Trade & Industry (MTI). Prior to that, he was Second Permanent Secretary at MTI, Deputy Secretary at the Ministry of Finance, and Assistant Managing Director at the Monetary Authority of Singapore, where he worked from 1987 to 2003.

Mr Menon is a member of the Board of Trustees of the Singapore Indian Development Association (SINDA), a Director and Deputy Chairman of Singapore Co-operation Enterprise, and a Director of the National Research Foundation.

Mr Menon is a member of the Audit Committee and Nominating Committee.

10 **JOHN ALAN ROSS**

Appointed 6 February 2003, Mr Ross, 65, was Corporate Chief Operating Officer for the Deutsche Bank Group until his retirement in February 2002. Before joining Deutsche Bank in 1992, he spent 21 years at the Bank of New York, where he was last its Executive Vice President, Head of Global Asset and Liability Management.

Mr Ross is the Chairman of the Nominating Committee and a member of the Board Risk Management Committee. In addition, he is the Chairman of the Board of DBS Bank (China) Limited and also chairs its Audit Committee.

11 **PETER SEAH LIM HUAT**

Appointed on 16 November 2009, Mr Seah, 63, is the present Chairman of ST Engineering Limited, Sembcorp Industries Limited, Singapore Health Services Pte Ltd and LaSalle Foundation Limited. Mr Seah was a banker for 33 years before retiring as Vice Chairman and CEO of the former Overseas Union Bank in 2001.

At this juncture, Mr Seah is a member of the Temasek Holdings Advisory Panel. He also serves on the Boards of Starhub Ltd., CapitaLand Limited, Government of Singapore Investment Corporation Pte Ltd and Fullerton Financial Holdings Pte Ltd. Amongst other appointments, he is also a member of the Defence Science and Technology Agency and S Rajaratnam School of International Studies.

Mr Seah is a member of the Audit Committee and Board Risk Management Committee.

2009 Highlights

January

- DBS and EZ-link announce an alliance, enabling commuters to top up their ez-link cards across DBS' network of over 900 ATMs and 600 AXS Stations in Singapore, as part of DBS' continuing efforts to deliver greater convenience and access to customers.
- DBS Hong Kong launches its flagship community programme 'DBS Social Enterprise Experience', providing a learning platform for youths to hone their business skills and cultivate social entrepreneurship.
- DBS Hong Kong staff take part in the 2009 Walk for Millions organised by the Community Chest. Over 1,300 staff participate in the Walk which raises funds for 'Family and Child Welfare Services.'

February

- DBS Asset Management launches the DBS Singapore STI ETF on Singapore Exchange (SGX) and signs an MOU with SGX to develop more Exchange Traded Funds (ETF).
- DBS tops up 340,000 sq ft purpose-built premises – DBS Asia Hub – at Singapore's Changi Business Park. The Hub will house DBS' key operations functions, a milestone in its strategic occupancy programme.



1

- DBS China opens a new sub-branch in Shanghai's Sichuan Bei Road as well as a new branch in Nanning which offers a full range of financial services to customers.
- DBS Private Equity sets up a USD 100 million investment vehicle in China; the RMB Fund is among the first by a foreign private equity group.
- Inaugural POSB Everyday Champions for Sports Award recognises a total of 57 individuals and organisations who have gone beyond the call of duty to help Singaporeans enjoy a sporty lifestyle; the award ceremony is graced by President S R Nathan and Minister for Community Development, Youth & Sports, Dr Vivian Balakrishnan.
- DBS Indonesia opens the fifth unsecured loan centre, Rumah DBS, in Serpong, serving more customers in West Jakarta. Rumah DBS Serpong completes the establishment of Consumer Finance business centres in five different areas within Jakarta.

March

- POSB Everyday Card is voted as the 'No. 1 Credit Card' in Singapore in the AsiaOne's People Choice Awards 2008.
- DBS is joint lead manager and underwriter for the SGD 1.84 billion fully-underwritten rights issue of CapitaLand.


DBS
BUKAN
OMONG
KOSONG

3


POSB RUN FOR KIDS '09

April

- DBS CEO Richard Stanley, succumbs to infection after a 10-week battle with leukemia.
- DBS Taiwan opens its third DBS Treasures Centre in Kaoshiung and launches a two-year fixed rate mortgage loan.
- DBS India opens two branches in Salem and Surat, bringing its total number of branches to 10 across 10 cities.
- DBS Indonesia has a total of 40 branches in 11 cities with the opening of three more branches: Mangga Dua in Jakarta, and Gatot Subroto and Jalan Asia in Medan City.
- DBS is sole financial adviser for the milestone SGD 1.23 billion rights issue by CapitaMall Trust, the largest equity fund-raising by a S-REIT to date.



May

- Ravi Menon, Second Permanent Secretary of the Ministry of Trade & Industry, is appointed to the boards of DBS Group and DBS Bank.
- The Islamic Bank of Asia launches USD Islamic Placement, its first USD liquidity Shariah-compliant product.
- DBS sees increased demand for escrow services which helps to safeguard customers' interest in an uncertain environment.
- DBS India is joint arranger for Lusako Trading Limited's USD 40.7 million term loan for its acquisition of Poland based Bolix S.A., a leading provider of EIFS (External Insulation Finishing Systems). Lusako is a 100% subsidiary of Berger Paints India Limited, the second largest decorative paint company in India.

June

- POSB and The Council for Third Age team up to address the financial needs of baby boomers and older Singaporeans, kicking off with three initiatives: POSB Active Neighbours Programme, Financial Literacy for Seniors and Ageing has its Privileges. The POSB Active Neighbours Programme is successfully received by the seniors and is expanded in December.
- DBS Hong Kong launches 'The Best Service Staff' voting competition to give customers a voice in identifying staff who put customers first.
- DBS Taiwan opens Tien Mu branch in Taipei.

July

- DBS China signs lease for the new DBS building in Shanghai's Lu Jia Zui Financial District. The new premise will be named DBS Bank Tower.
- DBS China issues its first RMB debit card, which allows customers to withdraw cash from DBS ATMs in China, Hong Kong and Singapore at no cost.
- Inaugural POSB Run for Kids charity event raises SGD 250,000 and attracts over 3,500 participants from all walks of life.
- DBS launches DBS xDDA in Singapore, an industry-first initiative which will simplify and speed up GIRO applications for customers.
- DBS Taiwan launches the 'Wealth Savings Account' which offers tiered interest rates to investors.
- DBS Taiwan launches its first integrated brand campaign that highlights the Bank's origins and its growth across 40 branches in Taiwan.
- DBS India participates in Volkswagen India Private Limited's maiden syndicated facility of Euro 135 million arranged by International Finance Corporation.

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1. The DBS Social Enterprise Experience makes its debut at the Chinese New Year flower market at Victoria Park in Hong Kong.
2. DBS Asia Hub will consolidate most of the the bank's technology and operations units under one roof.
3. DBS continues to expand our footprint in Indonesia, with a presence of 40 branches in 11 cities.
4. Besides underscoring POSB's commitment to the community, the POSB Run for Kids event is also a platform for staff, customers and business partners to join hands in helping the less privileged.

August

- DBS offers cross-border yuan trade settlement service in key Asian markets.
- DBS introduces the new Live Fresh Visa payWave Platinum card, the first credit card in Singapore to offer Visa payment, Visa payWave and EZ-Link services on a single card.
- DBS launches the DBS Happy Ever Asia Relay, our 2009 regional Corporate Social Responsibility programme which supports children in the area of learning. More than 3,000 DBS employees across the region participate in this initiative. With dollar-for-dollar funds matching by the bank, DBS raises SGD 1.3 million to help keep children in Asia in schools.
- DBS receives a 'Special Achievement Award' at Singapore Exchange's 10th anniversary celebrations for our pioneering efforts and pivotal role in promoting Singapore as a key fund-raising centre.


Singapore 2010
DBS
OFFICIAL
BANKING PARTNER
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- DBS emerges as the Safest Asian Bank in Global Finance's 'World's 50 Safest Banks' ranking.
- DBS India structures an innovative, end-to-end cross border trade financing solution for Singapore-based suppliers of Godrej Industries Limited for purchase of palm-related products, commencing business under a USD 20 million supplier financing facility.

September

- DBS appoints veteran banker, Piyush Gupta, as Chief Executive Officer.
- DBS sweeps eight FinanceAsia awards and is named Best Asian Bank.
- DBS is named the official banking partner of the Singapore 2010 Youth Olympic Games.
- DBS India arranges a foreign currency loan of USD 35 million for Shree Cement, one of India's lowest cost cement producer. DBS is also inducted into the working capital consortium of the company, a first such success for the Kolkata branch.
- DBS is sole bookrunner, sole underwriter and mandated lead arranger for YTL's SGD 2.25 billion term loan facilities for the acquisition of PowerSeraya.


DBS
DBS Happy Ever Asia Relay 2009
6

October

- In just a week, DBS and POSB customers in Singapore donate over SGD 100,000 towards earthquake victims in Padang, Indonesia as well as those affected by Typhoon Ketsana across the region. The donations to three Red Cross funds were made via the bank's extensive banking network and Internet banking channels.
- DBS is the first bank in Singapore to offer customers seven extra days to review their unit trust investment decision, over and above the industry standard of seven days.
- DBS is the only Singapore bank among a group of international banks that is lead arranger and bookrunner for Noble Group's USD 2.4 billion syndicated revolving credit facilities.
- DBS advises Fortune REIT on its HKD 1.9 billion rights issue and the acquisition of three retail properties located in Hong Kong for HKD 2.04 billion. DBS is joint financial adviser, joint lead manager and underwriter for the rights issue as well as the underwriter, mandated lead arranger and bookrunner for a HKD 3.1 billion loan facility. This is the first syndicated loan arranged in the Hong Kong market on a fully underwritten basis in 2009.
- DBS is joint bookrunner for PT Adaro Indonesia's USD 800 million 10-year guaranteed fixed rate senior bonds, which heralds the first 10-year USD private sector bond and the largest corporate bond deal out of Indonesia.
- DBS India is sole arranger for a USD 171 million financing transaction for Fineline Holdings Limited, owners of the Fourseasons property in India. This is the single largest bilateral deal done by DBS India.


The 10th Anniversary
Hong Kong Call Centre Associati
vards Presentation Gala
19th N
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November

- DBS and State Bank of India (SBI) launch 'DBS2SBI Remittance', a new service which allows customers to remit money to more than 16,000 SBI branches in India.
- DBS Hong Kong bags nine awards at the Hong Kong Call Centre Association Awards (HKCCA).
- DBS appoints Peter Seah, Chairman of SembCorp Industries, Singapore Technologies Engineering and Singapore Health Services, to the boards of DBS Group Holdings and DBS Bank.
- DBS China announces the official opening of Dongguan Branch, the third branch in the Guangdong Province, strengthening DBS China's network in Southern China.
- DBS is joint issue manager, bookrunner and underwriter for the SGD 2.8 billion IPO of CapitaMalls Asia, the largest IPO in Singapore since Singapore Telecommunications' IPO in 1993.

December

- DBS is the first bank in Hong Kong to introduce a Dual Password Authentication by sending out the One-Time Password via SMS.
- DBS Hong Kong opens its fifth Enterprise Banking Centre in Kwai Chung, bringing greater banking convenience to small and medium-sized enterprises.
- POSB supports Singapore's first online charity platform 'ClicktoAid.Sg', launched by Southwest Community Development Council (CDC). More than 900 needy school children each receive a SGD 60 grant from POSB and the CDC.
- DBS is the sole bookrunner for Temasek Holdings's inaugural SGD 300 million 4.0% 20-year bond issue and SGD 300 million 4.2% 30-year bond issue. The 30-year bond is the longest dated SGD corporate bond to date.

5. DBS is proud to be marking another first with Singapore, as the nation stages the first-ever Youth Olympic Games.

6. More than 3,000 DBS employees in the region participate in the DBS Happy Ever Asia Relay, demonstrating tremendous creativity and can-do spirit in the process.

7. The HKCCA Awards aim to recognise the best of the best in the customer centre industry and promote excellence in three main areas: Process Improvement, People Management and Technology.

Awards & Accolades 2009

DBS continued to garner numerous prestigious awards in 2009, reflecting our growing strength and influence on the financial landscape throughout Asia. We appreciate all the accolades we have received and remain committed to delivering service excellence to our customers. Here are a few choice awards:

Asiamoney

- Best Domestic Equity House in Singapore
- Best Domestic Debt House in Singapore
- Best High-Yield Bond in Asia, Bookrunner
  - Adaro Indonesia USD 800 million 10-year senior notes
- Best Syndicated Loan in Asia, Lead Arranger & Bookrunner
  - Noble Group USD 2.4 billion three-tranche loan
- Brokers Poll
  - Best Local Brokerage in Singapore, DBS Vickers
- 20th anniversary Poll of Polls
  - Best Local FX Bank in Singapore (1991-2008)
  - Best Local Cash Management Bank in Singapore as voted by corporates (1999-2008)
  - Best Domestic Provider for Local Currency Products – Structured Currency Products
  - Best Domestic Provider for Local Currency Products – Structured Interest Rate Products

Asia Risk

- House of the Year in Singapore

Asian Legal Business

- Southeast Asia Law Awards
  - Singapore In-house Team of the Year
  - Banking & Financial Services In-house Team of the Year
  - Project Finance Deal of the Year (Resorts World at Sentosa project finance)
  - Singapore Deal of the Year (Resorts World at Sentosa project finance)
  - Singapore M&A Deal of the Year (Lion Power Holdings – Senoko Power financing & acquisition)

The Asset

- Best Domestic Investment House in Singapore
- Best Domestic Bond House in Singapore
- Best Transaction Bank in Singapore
- Best Cash Management Bank in Singapore
- Rising Star Cash Management Bank in India
- Rising Star Cash Management Bank in Indonesia
- Best Trade Finance Bank in Indonesia
- Best Trade Finance Bank in Singapore
- Best Domestic Custodian in Singapore
- Best Syndicated Loan in Asia, Lead Arranger & Bookrunner
  - Noble Group USD 2.4 billion three-tranche loan

Business Today

- KPMG Best Bank Awards
  - India's Best Small Bank, DBS India
  - India's Fastest Growing Small Bank, DBS India

Euromoney

- Best Debt House in Singapore
- Private Banking Survey
  - Best Local Private Bank in Singapore

FinanceAsia

- Best Asian Bank
- Best Bank in Singapore
- Best Investment Bank in Singapore
- Best Bond House in Singapore
- Best Equity House in Singapore
- Best Trade Finance Bank in Singapore
- Best Foreign Exchange Bank in Singapore
- Best Broker in Singapore, DBS Vickers
- Best Private Bank in Singapore
- Best Singapore Deal, Lead Manager & Bookrunner
  - CapitaMalls Asia USD 2.05 billion IPO
- Best High-Yield Bond in Asia, Bookrunner
  - Adaro Indonesia USD 800 million 10-year senior notes

Global Finance

- Best Foreign Exchange Provider in Singapore
- Best Islamic Financial Institution in Singapore, The Islamic Bank of Asia
- Best Sub-Custodian Bank in Singapore
- World's 50 Safest Banks
  - 1st in Asian rankings; 24th in global rankings

The Hong Kong Chamber of Small and Medium Business

- Best SME Partner, DBS Hong Kong

IFR Asia

- Singapore Loan House of the Year
- Singapore Capital Markets Deal of the Year, Lead Arranger & Bookrunner
  - Noble Group USD 2.4 billion three-tranche loan

IR Magazine

- Southeast Asia Awards
  - Best annual reporting, DBS 2008 Annual Report

Lafferty Group

- Best Card Issuer in Singapore
- Best Debit Card in Singapore, POSB MasterCard Debit Card
- Best Classic Card in Singapore, POSB Everyday Card (MasterCard)

Project Finance International (PFI)

- Power Deal of the Year in Asia Pacific, Mandated Lead Arranger
  - Senoko Power SGD 2.35 billion loan

Reader's Digest

- Trusted Brands Awards
  - Gold Award (Bank, Singapore), DBS
  - Gold Award (Bank, Singapore), POSB
  - Gold Award (Investment Fund Company, Singapore), DBS Asset Management

Securities Investors Association (Singapore)

- Most Transparent Company (Finance category)
- Best Retail Broker, DBS Vickers

Singapore Exchange Limited 10th Anniversary Special Achievement Awards

- For promoting Singapore as a key fund-raising centre

WorldMediaFestival

- Gold Award winner, DBS corporate video

Contributing towards a better future for Asia


星展銀行
DBS

CHILDREN AND LEARNING IN ASIA

As a bank that lives and breathes Asia, DBS' corporate social responsibility (CSR) programme is focused on supporting children and learning because we believe that children hold the key to Asia's future.

DBS seeks to foster a culture of volunteerism to inspire our 14,000-strong organisation to give back to the community. By harnessing the collective 'can-do' and community-mindedness of our people, we believe we can make an impact on the communities in which we live and work.

In 2009, our people continued to touch many young lives in Asia in the area of learning, with a special focus on helping to keep children in school. These initiatives spanned Singapore and Hong Kong, our two largest markets, as well as our growth markets of China, India, Indonesia and Taiwan.

Hair for Hope: In June 2009, 23 colleagues, including members of the bank's senior management, demonstrated courage when they shaved their heads for the Children's Cancer Foundation (CCF) Hair for Hope event. DBS' partnership with CCF is in line with the bank's commitment to support children in Asia in the area of learning. It was also in tribute to late CEO Richard Stanley, who passed away in April 2009, following complications arising from an infection due to leukemia. In all, this initiative raised SGD 120,000 for the CCF's therapeutic play and 'Back to School' programmes. Through therapeutic play, the children are taught to cope with anxieties related to the illness in a fun manner, while the 'Back to School' programme helps them transition back to school after treatment has been completed.

DBS Happy Ever Asia Relay: In October 2009, DBS launched a regional fund-raising initiative known as the 'DBS Happy Ever Asia Relay', whereby our people across the region came up with an array of creative fund-raising ideas to raise funds for underprivileged children in Asia.

More than 3,000 DBS employees participated directly in this initiative, demonstrating tremendous creativity and enthusiasm in the process. For example, Private Banking in Singapore raised funds by putting together a musical from scratch. This event played to a full house at the DBS Auditorium and raised over SGD 45,000. Our Indonesia and China colleagues organised large-scale bazaars. Our people also raised funds through sporting events – in Hong Kong, colleagues participated in a vertical marathon; Taiwan folks initiated a biking road trip; and in Singapore, over 200 DBS/POSB colleagues took part in a 180 km charity relay race, covering 87 branches in about six hours. Together with dollar-for-dollar funds-matching by the bank, this initiative raised about SGD 1.3 million. The beneficiaries include Shanghai Charity Foundation, Aseema, Indonesian Street Children Organisation and Taiwan Fund for Children and Families. The proceeds will help fund the building of school infrastructure and scholarships in our growth markets of China, India, Indonesia and Taiwan.


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POSB Initiatives: As the bank that has nurtured generations of Singaporeans, POSB is very much a part of the fabric of Singapore. With the economic slowdown affecting many families last year, POSB, recognising our role as the 'People's Bank', stepped up efforts to help the needy children in our midst.

In July 2009, more than 3,500 DBS/POSB colleagues, their family members and customers, took part in the inaugural POSB Run for Kids. In all, this initiative raised SGD 250,000, which went towards the Singapore Children's Society and an education welfare fund for primary school children, managed by the Punggol Central Citizens' Consultative Committee. Funds for the latter were used to cover the school and enrichment programme fees of needy students in 19 primary schools in the Pasir Ris-Punggol Group Representation Constituency.



1. DBS colleagues shave their heads to raise finds for the Children's Cancer Foundation.

2. Over 200 DBS/POSB colleagues take part in a 180km charity relay race, covering 87 branches in six hours.

3. DBS Indonesia colleagues create DBS-branded products as part of a regional fund-raising initiative.

In conjunction with the Community Chest's TV fundraising programme, Truehearts, POSB also made available its extensive distribution network, facilitating public donations of SGD 50,000.

In addition, last year, POSB partnered with the South West Community Development Council to initiate 'ClicktoAid.Sg', a media platform which marries educational and entertaining games, to raise funds for residents in need. This initiative garnered SGD 50,000, which will go towards helping over 900 Primary One students from low-income families with their school-going needs.


60.000
20.000
Sold Out!!
15.000

Other Initiatives: For the eighth year in a row, over 1,300 DBS Hong Kong colleagues, together with their families and friends, took part in the Hong Kong Community Chest Walk for Millions in January 2009. This represented a 25% increase in participation from the previous year. Colleagues from DBS China, Shenzhen branch, also joined in the meaningful event. In all, this effort raised over HKD 215,000 for the Hong Kong Community Chest. This year, our colleagues also supported the Walk for Millions in full force.

CRISIS RELIEF

Last year, DBS, together with our customers, donated more than SGD 400,000 to crisis relief efforts in markets hit by natural disasters.

In August 2009, DBS and our people contributed close to SGD 200,000 to the Red Cross Society of the Republic of China in aid of reconstruction projects, after Typhoon Morakot hit Taiwan. Over 70% of DBS Taiwan staff donated funds towards the rebuilding effort. Taiwan colleagues also went to affected areas to help clean flood-damaged homes.

In October 2009, DBS opened up our extensive Singapore ATM network, AXS stations and Internet banking channels to facilitate public donations in aid of victims of the Padang earthquake and Typhoon Ketsana. Within a week alone, our customers donated SGD 100,000 to the 'Red Cross Padang Earthquake', 'Red Cross Philippines Tropical Storm' and 'Red Cross Ketsana Relief Appeal' funds.

Our own people also chipped in to help those affected rebuild their lives. In Indonesia, five DBS colleagues voluntarily had their heads shaved to raise funds for victims of the Padang earthquake. This effort, coupled with generous contributions from the bank, customers and partners, saw DBS donate IDR 1 billion to Habitat for Humanity to help rebuild homes in the quake-hit city.


DBS FAMILY day09
We are one family



4. In December, DBS holds our first Family Day by the beach to promote camaraderie and foster teamwork.

5. Over 150 DBS colleagues bring their children to work as part of the Little Ones @ Work programme.

SOCIAL ENTERPRISE

At DBS, we are committed to making a positive impact on the communities in which we live and work by encouraging the development of social entrepreneurship. In 2008, DBS Enterprise Banking launched the DBS Social Enterprise Special Package. An industry first, the package is specially designed to meet the banking needs of social enterprises in Singapore. Last year, we further enhanced the package by making available better banking privileges for these customers.

In Hong Kong, we rolled out the DBS Social Enterprise Experience, a pioneer community programme co-organised with Baptist Oi Kwan Social Services. Under this initiative, DBS Hong Kong enables youth from five secondary schools to run a Chinese New Year stall in Victoria Park, and provides them with seed money as operating capital. Last year, over 40 DBS Hong Kong staff mentors worked with the students throughout the programme, guiding them on how to run a business. These students are subsequently given the opportunity to apply these new skills as they work with a local social enterprise in Hong Kong.

STAFF ENGAGEMENT

To instill a strong sense of organisational pride and ownership among our people, we make it a priority to engage our colleagues through regular townhalls, dialogue sessions, as well as targeted divisional and unit-specific engagement programmes.

In June, we kicked off the national Little Ones @ Work programme at DBS. The programme, put together by DBS Staff Union and supported by volunteers from Human Resources and the bank's recreation club, saw over 150 colleagues bring their children to work.

In December, DBS also held our first Family Day by the beach. More than 3,300 DBS colleagues and family members made their way to Sentosa for this fun-filled day, which promotes camaraderie and fosters teamwork across the organisation.

In Hong Kong, to help our people achieve a balanced work-life, the senior management fully funded an initiative that enables our people to learn more about stress management, parenting and positive psychology, through an array of workshops organised by the bank. Under this programme, our people were also treated to such activities as 'Family Fun Day' and free movies on Saturday. They also got to participate in community actitvites including interacting with underprivileged children at Ocean Park.

ENVIRONMENTAL SUSTAINABILITY

In 2008, DBS embarked on an environmental sustainability programme focusing on energy conservation and recycling. Last year, DBS continued to drive these green initiatives, and we were the first Singapore bank to be awarded the 'Green Office Label Certificate' in November 2009.

DBS now actively runs programmes which encourage our people to save energy and recycle used materials. Last year, we also rolled out a waste recycling programme as well as utilities management programme to track and reduce the bank's utilities consumption.

In Hong Kong, the DBS office in One Island East was awarded the Class of Good Wastewi$e Label in the Hong Kong Awards for Environmental Excellence, a government-initiated environmental scheme led by the Hong Kong Productivity Council.

LOOKING AHEAD

While 2009 was a challenging year for the global economy, DBS continued to do our part to build a better Asia. Going forward, DBS remains committed to giving back to the community, investing in our people and workplace, and looking at ways to better serve our customers.

Management Discussion and Analysis

OVERVIEW

	2009	2008	% chg
Selected income statement items ($m)			
Net interest income	**4,455**	4,301	4
Net fee and commission income	**1,394**	1,274	9
Net trading income	**700**	(187)	nm
Net income from financial instruments designated at fair value	**(267)**	210	nm
Net income from financial investments	**254**	367	(31)
Other income	**67**	66	2
Total income	**6,603**	6,031	9
Less: Expenses	**2,604**	2,610	(0)
Profit before allowances	**3,999**	3,421	17
Less: Allowances for credit and other losses	**1,529**	784	95
Share of profits of associates	**66**	75	(12)
Profit before tax	**2,536**	2,712	(6)
Net profit	**2,064**	2,056	0
Add: One-time items	**(23)**	(127)	82
Net profit including one-time items and goodwill charges	**2,041**	1,929	6
Selected balance sheet items ($m)			
Customer loans [1]	**130,583**	126,481	3
Interbank assets [1]	**24,189**	22,159	9
Total assets	**258,644**	256,718	1
Customer deposits [2]	**183,432**	169,858	8
Total liabilities	**229,145**	232,715	(2)
Shareholders' funds	**25,373**	19,819	28
Key financial ratios (excluding one-time gains and goodwill charges) (%)			
Net interest margin	**2.02**	2.04	–
Non-interest/total income	**32.5**	28.7	–
Cost/income ratio	**39.4**	43.3	–
Return on assets	**0.80**	0.84	–
Return on equity	**8.44**	10.12	–
Loan/deposit ratio	**71.2**	74.5	–
NPL ratio	**2.9**	1.5	–
Specific allowances (loans)/average loans (bp)	**85**	35	–
Tier-1 capital adequacy ratio	**13.1**	10.1	–
Total capital adequacy ratio	**16.7**	14.0	–
Per share data ($) [3]			
Per basic share			
– earnings excluding one-time items and goodwill charges	**0.91**	1.14	–
– earnings	**0.90**	1.07	–
– net book value	**10.85**	10.25	–
Per diluted share			
– earnings excluding one-time items and goodwill charges	**0.88**	1.10	–
– earnings	**0.87**	1.04	–
– net book value	**10.65**	10.14	–

(1) Includes financial assets at fair value through profit or loss
(2) Includes financial liabilities at fair value through profit or loss
(3) Adjusted for shares arising from the rights issue in January 2009

Management Discussion and Analysis

DBS Group Holdings recorded net earnings excluding one-time items of $2,064 million for 2009, unchanged from the previous year.

Profit before allowances rose 17% to a record $3,999 million as revenues reached a new high. Revenue growth of 9% was broad-based, underpinned by higher business volumes across consumer and corporate banking segments as DBS stood by customers in a fragile economic environment. Expenses were stable from the previous year.

The Group strengthened its balance sheet during the year and was well-positioned for the economic upturn. The capital base was boosted by a $4.0 billion equity rights issue that was completed at the start of the year, raising the tier-1 capital ratio to 13.1%. Liquidity remained strong throughout the year as customer deposits grew by a healthy 8%.

Net interest income grew 4% to a record $4,455 million. DBS continued to support customers' financing requirements throughout the year. Backed by a strong balance sheet, DBS stepped up efforts to grow loans in its core markets. DBS' share of Singapore-dollar loans grew for a second consecutive year to 20% while its share of loans in Hong Kong rose to 5.6%. Net interest margin was resilient at 2.02% as improved credit spreads and asset-liability management offset pressure from record low interest rates.

Non-interest income rose 24% to $2,148 million. Net fee income grew 9% to $1,394 million as higher investment banking, loan-related, stockbroking and trade finance fees more than offset weaker contributions from wealth management and fund management. Trading income recovered to $433 million from $23 million in 2008, benefiting from improved trading conditions.

Expenses remained stable at $2,604 million as DBS held a tight rein on expenses in the face of a challenging environment.

DBS maintained a prudent approach to recognising non-performing assets. Of the assets classified as non-performing, 43% were still current in interest and principal. On this prudent basis, the NPL ratio rose to 2.9%. The increase in non performing loans was largely due to borrowers outside Asia, which contributed to a doubling of allowances to $1,529 million for the year. Cumulative allowances stood at 83% of non-performing assets and at 108% if collateral was considered.

DBS also took the opportunity of better market conditions to divest most of its non-ABS CDO investments during the year at prices higher than their carrying values. The remaining $45 million of non-ABS CDO investments are scheduled to mature by 2011 while $150 million of ABS CDO investments have adequate allowance coverage exceeding 90%.

Return on equity fell to 8.4% from 10.1% while return on assets declined to 0.80% from 0.84%. The capital adequacy ratio at end-2009 was a strong 16.7%, with tier-1 at 13.1%.

A one-time charge of $23 million was recorded in 2009 on the impairment of the Group's investment in TMB Bank in Thailand. In comparison, a one-time net charge of $127 million was recorded for 2008, comprising a $45 million charge related to an organisation restructuring exercise, $104 million of impairment charges on the Group's investment in TMB Bank, offset by $22 million in gains from the sale of properties. Including these items, the Group's net profit amounted to $2,041 million, a 6% increase over the prior year.

There were no significant accounting changes for the year.

NET INTEREST INCOME

Average balance sheet	Average balance ($m)	2009 Interest ($m)	Average rate (%)	Average balance ($m)	2008 Interest ($m)	Average rate (%)
Interest-bearing assets						
Customer loans	**127,832**	**4,075**	**3.20**	118,614	5,051	4.25
Interbank assets	**41,782**	**378**	**0.91**	39,818	926	2.32
Securities	**51,031**	**1,661**	**3.26**	52,028	2,145	4.11
Total	**220,645**	**6,114**	**2.78**	210,460	8,122	3.86
Interest-bearing liabilities						
Customer deposits	**178,064**	**1,131**	**0.64**	161,379	2,395	1.48
Other borrowings	**26,272**	**528**	**2.02**	38,486	1,426	3.70
Total	**204,336**	**1,659**	**0.81**	199,865	3,821	1.91
Net interest income/margin		**4,455**	**2.02**		4,301	2.04

Net interest income for the year was $4,455 million. This amount represented 67% of the Group's total income in 2009, compared to 71% a year ago.

Net interest income rose 4% from a year ago primarily driven by higher customer loan balances. Net interest margin was stable as lower asset yields were offset by reductions in funding costs.

Overall asset yields fell by 108 basis points to 2.78%. The decrease was the result of the repricing and reinvestment of assets at lower interest rates. Yields on customer loans were partly mitigated by higher credit spreads.

Funding costs fell 110 basis points to 0.81% as market rates declined and from an improvement in the customer deposit mix towards savings and current accounts.

Volume and rate analysis ($m) Increase/(decrease) due to change in	Volume	Rate	Net change
Interest income			
Customer loans	**392**	**(1,357)**	**(965)**
Interbank assets	**46**	**(593)**	**(547)**
Securities	**(41)**	**(438)**	**(479)**
Total	**397**	**(2,388)**	**(1,991)**
Interest expense			
Customer deposits	**248**	**(1,510)**	**(1,262)**
Other borrowings	**(462)**	**(434)**	**(896)**
Total	**(214)**	**(1,944)**	**(2,158)**
Due to change in number of days			**(13)**
Net Interest Income			**154**

NET FEE AND COMMISSION INCOME

($m)	2009	2008	% chg
Stockbroking	**170**	152	12
Investment banking	**146**	90	62
Trade and remittances	**244**	225	8
Loan related	**375**	299	25
Guarantees	**57**	49	16
Deposit related	**84**	81	4
Credit card	**143**	143	0
Fund management	**20**	32	(38)
Wealth management	**101**	137	(26)
Others	**54**	66	(18)
Total	**1,394**	1,274	9

Net fee and commission income rose 9% from a year ago to $1,394 million. This amount accounted for 21% of total income, unchanged from a year ago.

The year-on-year increase of $120 million was attributable largely to investment banking and loan-related activities, as well as improvements in stockbroking and trade finance.

Investment banking fees rose 62%. With capital markets recovering from dislocations in 2008, DBS benefited from activities including REITs, equity offerings, Singapore-dollar bonds and mid-market M&A advisory, for which the Group continued to lead in Singapore.

Loan-related fees rose 25%, in part due to higher refinancing volumes. DBS also continued to rank highly in syndicated loan league tables in Asia ex-Japan.

Partly offsetting these positives were reduced fees from wealth management and fund management as appetite for offerings such as unit trusts, bancassurance and structured investment products remained muted.

Other fee activities such as deposit-related and credit cards were resilient.

OTHER NON-INTEREST INCOME

($m)	2009	2008	% chg
Net trading income	**700**	(187)	nm
Net income from financial instruments designated at fair value	**(267)**	210	nm
Net income from financial investments	**254**	367	(31)
Net gain from fixed assets	**13**	5	>100
Others	**54**	61	(11)
Total	**754**	456	65

Other non-interest income rose 65% to $754 million in 2009. This amount accounted for 11% of total income, compared to 8% in 2008.

The increase from the prior year was mainly from trading. Trading activities (including financial instruments designated at fair value) recorded a gain of $433 million in 2009, compared to $23 million in 2008, as trading conditions improved.

Contributions were led by interest rate and foreign exchange trading, supported by healthy customer flows.

Net income from financial investments declined from $367 million to $254 million on reduced profit-taking. Other operating income decreased from $61 million to $54 million due to lower contributions from The Islamic Bank of Asia.

EXPENSES

($m)	2009	2008	% chg
Staff	**1,292**	1,256	3
Occupancy	**265**	253	5
Computerisation	**473**	452	5
Revenue-related	**132**	147	(10)
Others	**442**	502	(12)
Total	**2,604**	2,610	(0)

Expenses were stable at $2,604 million as the Group held a tight rein on costs in face of a challenging environment.

Staff costs rose 3%, offsetting a 3% decline in non-staff expenses. While occupancy and computerisation expenses were higher, they were more than offset by declines in revenue-related and other expenses.

ALLOWANCES FOR CREDIT AND OTHER LOSSES

($m)	2009	2008	% chg
General allowances ('GP')	**154**	234	(34)
Specific allowances ('SP') for loans	**1,113**	419	>100
Singapore	**703**	130	>100
Hong Kong	**185**	221	(16)
Other countries	**225**	68	>100
Specific allowances ('SP') for securities, properties and other assets	**262**	131	100
Total	**1,529**	784	95

Total allowances amounted to $1,529 million, an increase of 95% from a year ago. The rise in allowances mirrored an increase in the level of non-performing loans. At the end of 2009, non-performing loans increased to 2.9% of total loans, compared to 1.5% a year ago.

The higher levels of specific allowances for loans were mainly due to corporate borrowers outside of Asia. Asset quality in the Group's main markets in Asia improved in the second half in line with economic conditions.

General allowances decreased while specific allowances for securities, properties and other assets rose. The disposal of most of the Group's non-ABS CDO investments resulted in a transfer of general allowances previously set aside for them to specific allowances.

The Group continued to set aside general allowances for loans to maintain prudent coverage for non-performing assets.

Management Discussion and Analysis

PERFORMANCE BY BUSINESS UNIT

($m)	CBG	IBG	GFM	CTU	Central Ops
2009					
Net interest income	**855**	**1,950**	**1,127**	**691**	**(168)**
Non-interest income	**515**	**1,069**	**355**	**(117)**	**326**
Total income	**1,370**	**3,019**	**1,482**	**574**	**158**
Less: Expenses	**1,100**	**791**	**441**	**33**	**239**
Profit before allowances	**270**	**2,228**	**1,041**	**541**	**(81)**
Less: Allowances	**74**	**986**	**15**	**8**	**446**
Share of profits of associates	**0**	**0**	**7**	**0**	**59**
Profit before tax	**196**	**1,242**	**1,033**	**533**	**(468)**
Net profit	**169**	**1,032**	**816**	**444**	**(397)**
2008					
Net interest income	1,130	1,707	1,190	648	(374)
Non-interest income	611	974	(159)	44	260
Total income	1,741	2,681	1,031	692	(114)
Less: Expenses	1,142	758	483	30	197
Profit before allowances	599	1,923	548	662	(311)
Less: Allowances	42	427	64	223	28
Share of profits of associates	0	0	3	0	72
Profit before tax	557	1,496	487	439	(267)
Net profit	464	1,207	347	363	(325)

A description of DBS' reported business unit segments can be found in Note 51.1 of the financial accounts on page 129.

Consumer Banking (CBG)
Net interest income fell 24% as deposit margins narrowed with lower interest rates. The lower deposit margin was partly offset by strong loan growth. Mortgage loans grew 13% as a result of strong disbursements in Singapore and Hong Kong. Housing loans also grew in China and Taiwan. In addition, deposits grew across most regions.

Non-interest income declined 16% as fees from wealth management product sales fell. Demand for wealth management products strengthened modestly in the second half of the year, but full-year sales volumes were lower than a year ago. Credit card fees were firm, supported by a larger card base.

Expenses fell 4% due to lower staff costs. Allowances rose slightly on higher credit card and unsecured loan charge-offs, but remained low.

Institutional Banking (IBG)
IBG delivered record profit before allowances of $2,228 million in 2009, up 16% from 2008.

Net interest income rose 14% due to improved loan margins. IBG's loan volumes were little changed but it gained market share in Singapore and Hong Kong.

Non-interest income rose 10%, boosted by stronger capital market activities, including REITs, equity offerings, Singapore-dollar bonds and mid-market M&A advisory. Loan-related fees also increased due to higher refinancing volumes.

Expenses rose 4%, less than revenue growth, as spending was managed in an uncertain environment.

Stronger profit before allowances was more than offset by higher allowances for non-performing loans outside of Asia.

Global Financial Markets (GFM)
Total income rose 44% as trading conditions improved. Contribution from DBS Vickers was also higher as fees from stockbroking and placements rose.

Expenses decreased 9% led by lower wage costs, as profit before allowances increased strongly to $1,041 million.

Central Treasury (CTU) and Central Operations
CTU manages the Group's asset and liability interest rate positions as well as investments arising from the Group's excess liquidity. CTU's increase in profit was mainly due to lower allowances. Allowances in 2008 included charges for investment CDOs which were largely divested in 2009.

Central Operations encompasses a wide range of activities from corporate decisions as well as income and expenses not attributable to other business segments. Asset management and private banking activities are also included in this segment.

PERFORMANCE BY GEOGRAPHY

($m)	S'pore	Hong Kong	Rest of Greater China	South & S-East Asia	Rest of world
2009					
Net interest income	**2,738**	**888**	**302**	**326**	**201**
Non-interest income	**1,253**	**478**	**107**	**175**	**135**
Total income	**3,991**	**1,366**	**409**	**501**	**336**
Less: Expenses	**1,512**	**600**	**270**	**172**	**50**
Profit before allowances	**2,479**	**766**	**139**	**329**	**286**
Less: Allowances	**1,034**	**210**	**74**	**69**	**142**
Share of profits of associates	**16**	**0**	**17**	**33**	**0**
Profit before tax	**1,461**	**556**	**82**	**293**	**144**
Net profit	**1,186**	**464**	**68**	**226**	**120**
2008					
Net interest income	2,869	873	264	164	131
Non-interest income	803	538	115	195	79
Total income	3,672	1,411	379	359	210
Less: Expenses	1,467	723	203	154	63
Profit before allowances	2,205	688	176	205	147
Less: Allowances	423	233	72	35	21
Share of profits of associates	21	0	14	40	0
Profit before tax	1,803	455	118	210	126
Net profit	1,344	390	104	152	66

A description of DBS' reported geographic segments can be found in Note 51.2 of the financial accounts on page 131.

Singapore
Net interest income fell 5% as low interest rates affected margins on surplus funds and floating rate loans. Lower margins were partly offset by higher customer balances, led by housing loans. Deposit growth was from savings and current accounts.

Non-interest income rose 56% as fee income and trading income improved.

Expenses rose 3%, less than revenue growth, due to a tight rein on costs.

Allowances of $1,034 million were largely for corporate loans made to borrowers outside of Asia but which were booked in Singapore.

Hong Kong
The results for Hong Kong incorporate the effects of a 3% appreciation of the Hong Kong dollar against the Singapore dollar in the profit and loss account, and a depreciation of 2% on the balance sheet.

Hong Kong's earnings rose 19% in Singapore-dollar terms to $464 million from lower costs and allowances.

Revenues fell 3% due to weaker contributions from unit trusts, insurance and trade finance activities, and lower gains from the sale of investments. Net interest income was stable and margins improved, underpinned by higher customer loan volumes.

Expenses declined 17% on lower staff and other operating costs. The previous year's expenses also included certain non-recurring expenses.

Allowances fell 10% as asset quality trends improved. The NPL ratio peaked at 2.6% in the first quarter and improved progressively to 1.7% at end-2009, unchanged from a year ago.

Other regions

Regions outside of Singapore and Hong Kong accounted for 20% of the Group's net profit in 2009, compared to 16% a year ago.

The Group continued to invest in China, Taiwan, Indonesia and India to tap into their long-term growth prospects. In Indonesia, India and China, the Group strengthened its network of branches and sub-branches. In Taiwan, the integration of Bowa Bank, which was acquired in 2008, progressed well, with Taiwan turning profitable a year ahead of schedule.

CUSTOMER LOANS [1]

($m)	2009	2008	% chg
By business unit			
Consumer Banking	**39,365**	34,758	13
Institutional Banking	**87,530**	87,415	0
Others	**6,525**	6,192	5
By geography			
Singapore	**75,117**	74,377	1
Hong Kong	**33,431**	32,085	4
Rest of Greater China	**10,252**	9,683	6
South & S-East Asia	**8,058**	5,557	45
Rest of world	**6,562**	6,663	(2)
Gross total	**133,420**	128,365	4

(1) Includes financial assets at fair value through profit or loss

Gross customer loans increased 4% to $133,420 million.

Growth was driven mainly by consumer loans. Housing loans in Singapore and Hong Kong grew 13% and 11% respectively supported by strong disbursements. China and Taiwan also contributed to the increase in housing loans.

Institutional banking loans were unchanged from the prior year's level. Business loans in Singapore and Hong Kong were stable during the year.

Loans outside of Singapore and Hong Kong grew faster due to a smaller base. Loans booked in China rose 6% driven by housing loans. Loans booked in South & S-East Asia grew 45%, supported by strong corporate and SME borrowing in India and Indonesia.

NON-PERFORMING ASSETS AND LOSS ALLOWANCE COVERAGE

	2009			2008		
	NPA ($m)	NPL (% of loans)	(GP+SP)/ NPA (%)	NPA ($m)	NPL (% of loans)	(GP+SP)/ NPA (%)
By geography						
Singapore	**731**	**1.2**	**104**	678	1.1	87
Hong Kong	**567**	**1.7**	**116**	587	1.7	112
Rest of Greater China	**352**	**3.1**	**95**	457	4.3	78
South & S-East Asia	**157**	**1.3**	**163**	133	1.2	164
Rest of world	**2,069**	**13.1**	**45**	103	0.7	114
Total non-performing loans	**3,876**	**2.9**	**76**	1,958	1.5	99
By business unit						
Consumer Banking	**294**	**0.7**	**157**	290	0.8	146
Institutional Banking	**3,114**	**3.6**	**69**	1,467	1.7	106
Others	**468**	**7.2**	**72**	201	3.3	(19)
Total non-performing loans	**3,876**	**2.9**	**76**	1,958	1.5	99
Debt securities	**160**	**–**	**124**	277	–	189
Contingent liabilities	**183**	**–**	**192**	157	–	173
Total non-performing assets	**4,219**	**–**	**83**	2,392	–	114

Non-performing loans (NPLs) doubled to $3,876 million, while the NPL rate rose from 1.5% a year ago to 2.9%.

Most of the increase in NPLs was due to corporate borrowers from outside of Asia. Asset quality in Asia was relatively stable. NPL rates in Singapore and South & S-East Asia were little changed from a year ago. Hong Kong and China experienced weakening in asset quality in the early part of the year in line with economic conditions but subsequently improved.

The amount of non-performing assets, including debt securities and contingent liabilities, stood at $4,219 million, 43% of which were still current and were classified for prudential reasons. Overall loss allowance coverage remained prudent at 83% of total non-performing assets, and 108% if collateral was considered.

($m)	2009	2008
Unsecured non-performing assets	**3,233**	1,554
Secured non-performing assets by collateral type		
Properties	**540**	556
Shares and debentures	**124**	43
Fixed deposits	**22**	16
Others	**300**	223
Total non-performing assets	**4,219**	2,392

Management Discussion and Analysis

FUNDING SOURCES

($m)	2009	2008	% chg
Customer deposits by currency and product [1]			
Singapore dollar	**103,842**	93,957	11
Fixed deposits	**20,617**	20,645	(0)
Savings accounts	**69,160**	62,068	11
Current accounts	**12,697**	10,359	23
Others	**1,368**	885	55
Hong Kong dollar	**23,625**	23,536	0
Fixed deposits	**12,285**	15,721	(22)
Savings accounts	**7,932**	5,030	58
Current accounts	**3,254**	2,211	47
Others	**154**	574	(73)
US dollar	**29,018**	28,247	3
Fixed deposits	**14,912**	19,365	(23)
Savings accounts	**3,468**	2,040	70
Current accounts	**8,846**	5,982	48
Others	**1,792**	860	>100
Others	**26,947**	24,118	12
Fixed deposits	**20,441**	20,043	2
Savings accounts	**2,191**	1,231	78
Current accounts	**2,908**	2,178	34
Others	**1,407**	666	>100
Total customer deposits	**183,432**	169,858	8
Interbank liabilities [1]	**9,320**	9,571	(3)
Other borrowings and liabilities	**40,519**	57,470	(29)
Shareholders' funds	**25,373**	19,819	28
Total	**258,644**	256,718	1

(1) Includes financial liabilities at fair value through profit or loss

Deposits grew 8% to $183,432 million. Growth was registered mostly in current and savings accounts and was broad-based across currencies.

The Group maintained its leadership position in Singapore-dollar deposits. Market share was little changed at 27% as Singapore-dollar deposits rose 11% to $103,842 million.

Hong Kong-dollar deposits were stable as increases in savings and current accounts were offset by a reduction in higher-cost fixed deposits. DBS' market share of Hong Kong-dollar deposits was little changed at 4%.

US dollar and other currency deposits rose 3% and 12% respectively, led by savings and current accounts.

CAPITAL ADEQUACY RATIOS

($m)	2009	2008
Tier 1		
Share capital	**8,435**	4,215
Disclosed reserves and others	**20,928**	20,180
Less: Tier 1 deductions	**(6,098)**	(6,022)
Total	**23,265**	18,373
Tier 2		
Loan allowances admitted as Tier 2	**434**	656
Subordinated debts	**5,970**	6,571
Revaluation surplus from equity securities	**87**	27
Less: Tier 2 deductions	**(128)**	(106)
Total	**6,363**	7,148
Total capital	**29,628**	25,521
Risk-weighted assets	**177,222**	182,685

The Group's tier-1 and total capital adequacy ratios were 13.1% and 16.7% respectively, up from 10.1% and 14.0% at end-2008.

During the year, the Group strengthened its capital base with a $4.0 billion rights issue. Offsetting this issuance was a decline of $601 million in tier-2 subordinated debt partly due to amortisation.

Details on the Group's application of Basel II can be found in the section on Basel II Pillar 3 disclosures on pages 136 to 146.

VALUATION SURPLUS

($m)	2009	2008
Properties	**511**	532
Financial investments	**106**	(246)
Total	**617**	286

The amount of unrealised valuation surpluses rose from $286 million to $617 million due to an increase in the market valuations of financial investments.

Disclosure on Certain Financial Instruments

The following disclosures provides additional informationon certain investments the Group has made.

COLLATERALISED DEBT/LOAN OBLIGATIONS (CDO)

Type of CDO ($m)	31 Dec 2009		31 Dec 2008	
	Exposure	Allowance	Exposure	Allowance
Investment Portfolio	**195**	**137**	1,056	459
ABS CDO	**150**	**137**	264	246
Non-ABS CDO	**45**	–	792	213
CLO	**31**	–	691	193
Other CDOs	**14**	–	101	20
Trading Book	**91**	–	206	–
Total	**286**	**137**	1,262	459

MOODY'S RATINGS

Type of CDO	Aaa	Aa	A	Baa	Ba to B	Caa to C	Not Rated by Moody's (rated by the other)	Total
Investment Portfolio								
ABS CDO	–	–	–	–	–	56%	22%	78%
Non-ABS CDO	–	–	15%	7%	–	–	–	22%
CLO	–	–	15%	–	–	–	–	15%
Other CDOs	–	–	–	7%	–	–	–	7%
Total	–	–	15%	7%	–	56%	22%	100%

STANDARD & POOR'S RATINGS

Type of CDO	AAA	AA	A	BBB	BB to B	CCC to CC	Not Rated by S&P (rated by the other)	Total
Investment Portfolio								
ABS CDO	–	–	28%	–	5%	34%	11%	78%
Non-ABS CDO	–	–	15%	–	–	–	7%	22%
CLO	–	–	15%	–	–	–	–	15%
Other CDOs	–	–	–	–	–	–	7%	7%
Total	–	–	43%	–	5%	34%	18%	100%

The CDO portfolio comprised $150 million of asset-backed (ABS) CDOs and $45 million of non-ABS CDOs in the investment portfolio, and $91 million of CDOs in the trading portfolio.

The ABS CDOs have mortgage-backed securities (such as US sub-prime mortgages, Alt-A mortgages and ABS CDO tranches) as one of their asset classes, the percentage of which differs among the CDOs. The ABS CDO portfolio fell from $264 million a year ago to $150 million largely due to write-offs. By vintage, 47% of the remaining ABS CDOs were issued in 2004 or earlier and 53% in 2005. These ABS CDOs are 91% covered by allowances.

The bulk of the non-ABS CDO investment portfolio was disposed of during the year and the allowances that had been set aside for the portfolio were more than sufficient to offset the loss on sale of the portfolio.

The CDOs in the trading portfolio, which are designated at fair value, declined from $206 million a year ago to $91 million due to disposals. As these CDOs are designated at fair value, no allowances have been taken for them.

OTHER US SUB-PRIME AND ALT-A EXPOSURE

The Group does not have direct exposure to US sub-prime mortgages and Alt-A mortgages other than through its ABS CDOs as disclosed above.

COMMERCIAL MORTGAGE-BACKED SECURITIES

The Group had $64 million of investments in commercial mortgage-backed securities, representing less than 0.1% of the Group's total assets. By geography, 73% were in Singapore and 27% were in Hong Kong. By industry, retail accounted for 27% of the portfolio and commercial-cum-retail 73%. All the securities are rated A or above by Moody's or Standard & Poor's or both, with 86% rated AA or higher.

LEVERAGED FINANCE

Leveraged finance is defined in this disclosure as acquisition financing sponsored by funds (private equity or investment) and supported by leverage. The Group's exposure to such loans, amounting to $487 million, represented 0.2% of its total assets. Of the exposure, 4% was in Singapore, 43% in Rest of Greater China, 37% in South and South-East Asia, and the remaining 16% in other parts of Asia. By industry, they were primarily in finance, media, information technology services and manufacturing.

SPECIAL PURPOSE ENTITIES (SPE)

The list of material operating SPEs is summarised in the following table, all of which are involved in the issuance or distribution of structured investment products. None of the SPEs has any liquidity facility with the Group.

SPE Description	Collateral	Risk Factors
Constellation Investment Ltd (incorporated in Cayman Islands) • 100% consolidated under INT FRS12 Consolidation-SPE • SPE activity: Issuance of structured equity/ credit-linked notes to clients • SPE size: $0.4 billion • Group's role: Arranger, Market Agent, Calculation Agent, Custodian for assets held as collateral, Swap Counterparty	Cash deposits, Hong Kong government securities, structured notes from Zenesis SPC (collateral rated A+ to BB- by Fitch or S&P)	Investment product risk is borne by clients. Should the structured notes be redeemed early and the unwind cost of the structure be larger than the early redemption value of the collateral, the Group may have to bear the difference
Zenesis SPC (incorporated in Cayman Islands) • 100% consolidated under INT FRS12 Consolidation-SPE • SPE activity: Issuance of rated credit-linked notes to Constellation Investment Ltd and rated/unrated notes to other clients • SPE size: $0.4 billion • Group's role: Calculation Agent, Substitution Agent, Swap Counterparty	Cash deposits, Corporate bond (rated A- by S&P), FSA-guaranteed bonds	Investment product risk is borne by clients. Should the structured notes be redeemed early and the unwind cost of the structure be larger than the early redemption value of the collateral, the Group may have to bear the difference

Corporate Governance Report

INTRODUCTION

At DBS Group Holdings Ltd (DBSH or the Group), good corporate governance is considered to be the cornerstone of a well-managed organisation. Good corporate governance goes beyond the output of transparent, timely and full financial disclosures to a gamut of decisions and structures manifested by board composition, decision-making powers, internal governance to instilling the right corporate culture across the organisation.

DBSH aspires to the highest standards of corporate governance, starting with the Board of Directors and continuing throughout the organisation. The promotion of corporate transparency, fairness and accountability is led by a highly qualified independent Board and aided by a seasoned and experienced management team.

Corporate governance is one important area of emphasis of the Group in strengthening the foundation of DBSH's long-term economic performance and ensuring the interest of DBSH shareholders and its stakeholders are looked after. Corporate governance remains an important focus of the Board of Directors to improve and promote across its subsidiaries, local and overseas.

As a financial institution, DBSH is also guided in its corporate governance practices by the Code of Corporate Governance 2005 (the Code) and the Governance and the Banking (Corporate Governance) Regulations 2005 issued by the Monetary Authority of Singapore (the MAS Regulations). For the financial year ended 31 December 2009, DBSH has generally adhered to the principles laid down by the Code and the MAS Regulations and where there is any deviation, appropriate explanation has been provided.

BOARD GOVERNANCE

Board responsibilities and accountability

Embedded in the principles of corporate governance is that the Board has a fiduciary role responsible for setting the strategic direction and long-term goals of the Group.

As elected representatives of the shareholders, the Board is expected to use its expertise and capability to vet corporate strategies, policies, plans and major decisions, and to oversee and monitor management in the interests of the shareholders and other stakeholders of the Group. Key to good governance in DBSH is an informed and well functioning Board of Directors.

Board Composition and Frequency

The present Board comprises a total of 11 members, 7 of which are independent non-executive members. The Board is of the view that this number is appropriate for the current scope of the Group's operations.

The Board meets at least four times in any given financial year, one meeting per quarter. A fifth meeting is added towards the end of the financial year to discuss and approve the budget for the Group for the coming year and period.

The Board sets its agenda for Board meetings well in advance with items proposed by the Group Chief Executive Officer (CEO) and senior management, so that each member has time to be conversant with the issues by timely dissemination of meeting papers, presentations and reports. The Group Secretary attends all Board meetings and ensures that all relevant regulations and established procedures regarding the conduct of the meeting are complied with.

The Board also delegates its authority and powers to specialised board committees to undertake detailed monitoring, advisory and oversight of tasks, such as financial audit, risk management, credit controls and approvals, compensation and management development for leadership. These committees confer greater quality on the stewardship and fiduciary responsibilities of the Board.

Independence of Directors

A basic tenet that DBSH espouses is to have a sufficient number of independent non-executive directors. In DBSH, the Board comprises 10 non-executive members, of which 7 are considered independent. Such numbers of independent directors and non-executive directors exceeded the requirements set out in the Code and MAS Regulations.

As at the date of this report, 7 directors – Mr Ang Kong Hua, Mr Andrew Buxton, Mr John Ross, Mr Christopher Cheng, Ms Euleen Goh, Dr Bart Broadman and Mr Peter Seah are considered independent by the Nominating Committee (NC).

The purpose of appointing independent non-executive directors is first to provide the Board with knowledge, objectivity, judgment and balance which may not be available if the Board consists only of full time executives; and secondly to ensure that the performance of the executive directors and the management of the Group are measured against key performance indicators previously set.

Independent directors of DBSH bring their special expertise and knowledge to bear on the strategy and enterprise of the Group. They each bring an independent judgment on issues of conformance and performance.

Prior to their appointment, the NC considers various attributes of an independent director which include that he should not be a former executive, a significant customer or supplier, that he is not recommended or appointed on the bases of personal relationships, not a close relative of any executive director nor someone who represents the Group's audit, law firm or be one of DBSH's consultants.

Mr Buxton, Mr Ross, Dr Broadman and Ms Goh are directors who are non-executive and totally independent as measured against the attributes. Mr Cheng, Mr Buxton, Mr Ang, Ms Goh and Mr Seah are on the board of companies that have a banking relationship with DBSH but the revenues arising from such relationships are insignificant and non material. Hence, the NC has decided that the directors are nonetheless considered independent.

Ms Goh and Mr Seah are also directors of companies linked to Temasek Holdings, DBSH's substantial shareholder. As their appointments are non-executive in nature and they are not involved in the day-to-day conduct of these companies' businesses, the NC has determined that they are nonetheless independent.

Mr Koh Boon Hwee and Mr Kwa Chong Seng currently sits on the board of Temasek as non-executive directors and are accordingly considered not independent of the substantial shareholder of DBSH. Mr Kwa Chong Seng is considered independent of management and business relationships.

Mr Ravi Menon, a non-executive director is currently a senior civil servant with the Singapore Government and hence, NC has considered Mr Menon not independent of substantial shareholder as the Singapore Government is also the ultimate shareholder of Temasek. Mr Menon is considered independent of management and business relationships.

To augment the independence assessment, the Board has put in place conflict avoidance procedures to provide guidance to directors and employees in situations where potential conflicts of interest could arise between a director's interest and the Group's interest. Such conflicts of interest could arise, for example, in lending relationships between the Group and a director's company, or where the Group provides products and services to a director's company. Appropriate account tagging mechanism is put in place to monitor and control future occurrences of conflicts, which are then escalated for aggregation purposes.

Term of appointment

Directors usually serve three three-year terms, which the Board considers an appropriate length of time for directors to immerse themselves fully in the Group's affairs and gain a sufficient understanding of the Group's operations so as to make an effective contribution as a director.

The Articles of Association requires one-third of the Board (being the longest in office) to retire from office every year at the annual general meeting. Therefore, by rotation, every director is required to submit themselves for re-nomination and re-election by shareholders at regular intervals of at least once every three years. As required by law, a director who reaches the age of 70 years is also required to retire and stand for re-appointment every year at the annual general meeting. The CEO, who is also a director, is subject to the same provisions as to retirement by rotation as the other directors of the Group.

Separation of the role of Chairman and the Chief Executive Officer

At DBSH, a clear division of responsibilities between Chairman and CEO allows the Chairman to assume the formal role of an independent leader that chairs all Board meetings and lead the Board in its oversight of management. At annual general meetings and other shareholder meetings, the Chairman plays a pivotal role in fostering constructive dialogue between shareholders, the Board and management. Any questions from shareholders are attended to and addressed at such shareholder meetings.

After the late Mr Richard Stanley took leave of absence on 27 January 2009, Mr Koh Boon Hwee had taken on active management oversight and relinquished the same following Mr Piyush Gupta's appointment as Group CEO on 9 November 2009. This is in line with the Group's policy of having Chairman and CEO positions held by separate individuals, with responsibilities of Chairman and CEO formalised by the Board.

The Group CEO heads the Group Executive Committee and the Group Management Committee which are the highest management bodies of the Group. He oversees execution of the Group's corporate and business strategy and is responsible for managing its day-to-day operation.

BOARD COMMITTEES

DBSH's governance practices require that specialised skills are best exercised through board level committees. In DBSH, these are:

- Audit Committee, supervises the Group's internal control procedures and interacts with the external auditor to ensure full compliance with the law and regulations governing accounting standards and financial reporting.
- Nominating Committee conducts a systematic search for candidates and review all nominations and assessment of independence.
- Compensation and Management Development Committee, oversees compensation policies and management development.
- Board Risk Management Committee, reviews and assesses a wide range of issues including capital adequacy, effectiveness of risk management and control activities and to ensure Basel Capital Accord requirements are met.
- Board Credit Committee, reviews and approves credit exposures of all tenors. This committee is constituted within DBS Bank Ltd only.

Terms of reference for each of the above Board committees are clearly defined. The terms of reference set forth the responsibilities of that committee, quorum and voting requirements as well as qualifications for committee membership, in line with the Code and MAS Regulations. Each committee has direct access to management staff and has the power to hire independent advisors as it deem necessary.

Audit Committee

The Audit Committee (AC) comprises Mr Ang (Chairman), Mr Cheng, Ms Goh, Mr Menon and Mr Seah, all non-executive directors. Mr Ang, the AC Chairman is an independent director.

In addition to the review of the Group Financial Statements, the AC reviews and evaluates with the internal auditors and external auditors, the adequacy and effectiveness of the Group's system of internal controls including financial, operational and compliance controls; and risk management policies and systems. It reviews the internal and external auditors audit plans, the effectiveness of audit, and the independence and objectivity of the external auditors.

The AC meets no less than four times a year with the internal auditors and external auditors. All AC meetings are also attended by Group Audit, Group Finance and Group Legal, Compliance and Secretariat. The AC has the discretion to invite any director and executive officer to attend its meetings. Separate sessions with external auditors are also held without the presence of management at the end of each AC meeting, to consider any matters which might be raised privately. In addition, the Chairman of the AC meets the internal auditors on a regular basis to discuss the internal audit plan, work undertaken, key findings and any other significant matters arising from the Group's operations.

In respect of the 2009 financial year, the AC has reviewed the audited financial statements with management and the external auditors and is of the view that the Group's financial statements for 2009 are fairly presented in conformity with the relevant Singapore Financial Reporting Standards in all material aspects, based on its review and discussions with management and the external auditors.

The AC also performs an annual assessment of the effectiveness of the Group Audit's function and ensures that Group Audit has adequate resources to fulfil its mandate.

Nominating Committee

The Nominating Committee (NC) comprises Mr Ross (Chairman), Mr Ang, Mr Koh, Ms Goh and Mr Menon. Mr Ross, the NC Chairman is an independent director.

The NC reviews and recommends all director appointments to the Board for approval. The qualification and experience of potential board appointees are benchmarked against the criteria set out in the MAS Regulations to help the NC make an assessment of the candidates' suitability and potential contribution to the Group. Any candidate considered by the NC must have extensive commercial experience and hold senior positions, whether in the public or private sector, and must have built a reputation that demonstrates the ability to contribute to meaningful discussions and to make decisions at board level.

The NC also considers whether a candidate has the time and resources to make a meaningful contribution to the Group, given the candidate's other competing commitments, although no formal limit is imposed on the number of appointments which a director may hold.

In addition to reviewing board appointments, the NC also approves the memberships of various Board committee, appointments and reviews on an annual basis, the independence of each Board member measured against independence of business relationship, management and substantial shareholder criteria as prescribed under the MAS Regulations.

Compensation and Management Development Committee

The Compensation and Management Development Committee (CMDC) comprises Mr Kwa (Chairman), Mr Koh, Mr Cheng, Dr Broadman and Ms Goh.

The CMDC reviews and approves the overall remuneration principles of DBSH including the design of the framework of its performance driven compensation plans and the annual aggregate of performance-related cash bonuses and share grants for its employees. It also provides oversight on the remuneration of senior executives and determines the compensation of each executive director. In addition, it focuses on the progress of management development and succession planning programs of the Group to ensure that there is a robust plan on the management of people risk within the Group.

2009 was a transformational year for compensation practices throughout the financial industry where its principles and norms underwent intense scrutiny. A global supervisory and regulatory infrastructure was deemed to be an appropriate vehicle for making sound compensation practices, thereby resulting in the formation of Financial Stability Forum (FSF) for Sound Compensation Practice. FSF was then tasked to develop and recommend compensation guidelines and principles, to reduce excessive risk taking that may arise from the current compensation schemes.

Reviewing against FSF guidelines and principles, the CMDC believes that DBSH's compensation practices are sensible and aligned with the spirit of FSF as follows:

- Effective governance of compensation with active oversight by CMDC, which reviews and monitors DBSH's compensation system to ensure that staff engaged in risk and finance functions, are independent of the business area which they oversee.

- While there is an effective alignment of compensation with prudent risk taking in terms of linkages of bonus to performance of the Group and the mix of cash and equity in the compensation payout, the Group will continue to review its program around risk-adjusted compensation and will also be taking additional strides in 2010 to tighten this alignment.

- Transparency in the DBSH's disclosure to supervisors and regulators on its compensation programs to ensure effective supervisory oversight.

In addition to the above steps in ensuring the alignment of compensation with prudent risk taking and effective supervisory oversight, the CMDC will continue its focus on the following broad areas:

- To use different levers of compensation to recognize, reward and retain the best performers, and to reduce attrition amongst the more junior levels; and

- People development, aimed at building each employee's career and making sure there is a talent pipeline for the future.

Board Risk Management Committee
The Board Risk Management Committee (BRMC) comprises Mr Buxton (Chairman), Mr Koh, Mr Ross, Dr Broadman and Mr Seah.

The BRMC is responsible for oversight of risk governance, risk framework and limits for the Group. It approves the overall risk governance framework as well as the framework for credit, market and operational risks, including the applicable limits. It is also responsible for approving certain policies in accordance with regulatory requirements. The BRMC also monitors the Group's risk profile, including risk trends and concentrations.

During 2009, the Committee closely monitored the overall progress of the Group's implementation to meet Basel II requirements, receiving reports on progress and results of validation of Basel II models and approved the important aspects of the Basel II rating systems. The BRMC was engaged in ICAAP process to approve baseline and stress scenarios as well as to review the overall ICAAP stress test impact. With respect to the Group's initiative to adopt internal model approach for market risk capital charge, a workshop was conducted to update BRMC on the state of readiness for supervisory approval. The BRMC also reviewed key risk issues arising from the financial crisis in 2008 and its continued impact and implications on the Group's portfolios.

Board Credit Committee
This Committee comprises Mr Koh (Chairman), Mr Kwa, Mr Ang and Ms Goh. All credit exposures exceeding the limits delegated by the Board to management are approved by this Committee.

REMUNERATION MATTERS
Remuneration policy
The Group's remuneration policy is built on a system of meritocracy and is formulated to drive performance of its employees. The reward of an individual is closely linked to the performance of the Group, the unit in which the employee works for as well as the individual's performance. Performance is assessed based on a balanced scorecard of key performance indicators (KPIs) which include both financial and non-financial aspects ranging from people, customers, shareholders and risk and compliance objectives.

The Group does not practise provision of contractual payment relating to termination other than the usual notice period found in all our standard employment contracts. There is also no provision for special executive retirement plans, golden parachutes nor special severance packages for senior executives.

The remuneration policy is fundamental to achieving the Group's corporate goals.

Employees' remuneration

Employees' remuneration is based on total compensation. An employee's total compensation is benchmarked to the market and consists of three components: fixed pay, cash bonuses and long-term incentives. Each component plays a distinct role and objective in the makeup of the total compensation package. The long-term incentives are in the form of share grants. This is to ensure alignment with shareholders' interest.

The Group's approach to rewarding employees not only helps to attract, retain and motivate talented employees but also fosters a performance-oriented culture across the organisation that will help attain the Group's financial objectives.

Directors' remuneration

The remuneration for executive directors and fees for non-executive directors reflect the scope and extent of a director's responsibilities and obligations. They are measured against industry benchmarks and are competitive.

The current fee structure is set out below.

Annual Fees for the Board

Board Chairman:	S$130,000*
Director:	S$80,000

** Includes a chairman fee of S$50,000*

Additional Fees for membership in board committees

Committee	Chairman	Member
Audit Committee	S$50,000	S$35,000
Board Risk Management Committee	S$35,000	S$20,000
Nominating Committee	S$35,000	S$20,000
Compensation and Management Development Committee	S$35,000	S$20,000
Board Credit Committee	S$35,000	S$20,000

Remuneration of Executive Directors

Certain principles are adopted by the Compensation and Management Development Committee in determining the remuneration for executive directors. Principally, the remuneration should motivate the executive directors to achieve the Group's annual and long-term goals to ensure that they are aligned with shareholders' interests. Performance-related elements therefore form a significant part of executive directors' total remuneration. Such performance elements focus on using a balanced scorecard covering shareholders, customers, employees and risk and compliance objectives. The Board endorses the Compensation and Management Development Committee's recommendation for each executive director's remuneration.

Executive directors are appointed under standard employment terms which include provisions for basic salary and performance bonus. There is no special provision for early termination of services.

Breakdown of Directors' remuneration

The following table shows the composition of directors' remuneration for 2009. Directors who were appointed or who resigned or retired during the year are included in the table.

The new Group CEO, Mr Piyush Gupta joined DBS Bank Ltd on 9 November 2009.

A special remuneration of S$4.5 million (partly in cash and in shares) is being proposed to recognize Chairman Koh Boon Hwee's services relating to his active management oversight during the period after the late Mr Richard Stanley took leave of absence on 27 January 2009 and before Mr Piyush Gupta's start date on 9 November 2009. This award recognizes Chairman Koh Boon Hwee's contributions which are outside the scope of the ordinary duties of a non-executive director during the period of CEO transition. The award is subject to shareholders' approval at the forthcoming annual general meeting.

Breakdown of DBSH Directors' Remuneration for Performance Year 2009[1] (1 Jan 2009 – 31 Dec 2009)

Remuneration Bands	Salary Remuneration %	Cash Bonus[2] %	Share Plan %	Directors' Fees[3] %	Others %	Total %
S$4,750,000 – S$4,999,999						
Koh Boon Hwee[4]	–	47	47	5	1	100
S$3,000,000 – S$3,249,999[5]						
Piyush Gupta[6]	6	60	34[7]	–[8]	–	100
S$2,250,000 – S$2,499,999						
Richard Stanley[9]	18	–	77	1[10]	4	100
Below S$250,000						
Ang Kong Hua[11]	–	–	–	100	–	100
Andrew Robert Fowell Buxton	–	–	–	100	–	100
Bart Joseph Broadman	–	–	–	100	–	100
Christopher Cheng Wai Chee	–	–	–	100	–	100
Euleen Goh Yiu Kiang[12]	–	–	–	100	–	100
Kwa Chong Seng	–	–	–	100	–	100
John Alan Ross	–	–	–	100	–	100
Ravi Menon[13]	–	–	–	100	–	100
Peter Seah Lim Huat[14]	–	–	–	100	–	100
Wong Ngit Liong[15]	–	–	–	100	–	100

(1) Refers to 2009 performance remuneration – includes fixed pay in 2009, cash bonus received in 2010 and shares granted in 2010.
(2) Based on amount accrued in 2009 financial statements. Amount finalised, approved and paid in 2010.
(3) Fees payable in 2010 for being an appointed Director in 2009. This is subject to shareholders' approval at annual general meeting on 30 April 2010.
(4) Includes a special remuneration of S$4.5 million (partly in cash and in shares), subject to shareholders' approval at annual general meeting on 30 April 2010.
(5) This figure excludes the value of 79,113 DBSH shares comprised in an award granted to Mr Piyush Gupta under the DBSH Share Plan as part of his sign-on terms with DBS Bank Ltd in order to compensate him for the loss suffered upon the lapsing of share incentives granted during his previous employment amongst other things. Based on the closing price of the DBSH shares on the Singapore Exchange Securities Trading Limited on 31 December 2009 of S$15.40 per share, the 79,113 shares have a value of approximately S$1.2 million.
(6) Appointed as Director and CEO on 9 November 2009.
(7) Refers to the estimated value of DBSH shares granted in 2010 – forms part of 2009 variable performance bonus.
(8) Fees not retained by Director. Amount not meaningful.
(9) Ceased as Director, CEO and Member of BCC on 11 April 2009.
(10) Fees not retained by Director.
(11) Appointed as Member of BCC on 3 March 2009.
(12) Appointed as Member of BCC on 3 March 2009 and CMDC on 30 November 2009.
(13) Appointed as Director on 1 May 2009 and as Member of AC and NC on 6 July 2009.
(14) Appointed as Director and as Member of AC and BRMC on 16 November 2009.
(15) Stepped down as Director and as Member of AC, NC and CMDC on 31 August 2009

Immediate Family Member of Directors
There are no employees whose remuneration exceeded S$150,000 during the year who is also an immediate family member of a director or the CEO.

Key executives' remuneration
Although the Code recommends that at least the top five key executives' remuneration be disclosed within bands of S$250,000, the Board believes such disclosure would be disadvantageous to the Group's business interests, given the highly competitive conditions in the banking industry where poaching of executives is commonplace.

Long-term share incentives – DBSH Share Plan, Share Option Plan and Share Ownership Scheme
As the Group seeks to foster a culture that aligns the interests of employees with those of shareholders, it has put in place share-based plans for employees. These plans allow employees to share in the Group's growth and success. There are three plans – the DBSH Share Plan (Share Plan), the DBSH Employee Share Plan (ESP) and the DBSH Share Ownership Scheme (SOS).

Prior to 2009, DBSH Share Options Plan (SOP) was also part of the long-term share incentives put in place. The SOP has expired on 19 June 2009 and it was not extended or replaced. The termination of the SOP will not affect the rights of holders of any outstanding existing options.

Employees holding the corporate rank of Managing Director, Senior Vice President and Vice President are eligible to participate in the Share Plan. Rewards made under the Share Plan forms part of an employee's annual performance remuneration, which also includes cash bonuses. The portion of the performance remuneration paid in shares increases with the amount of the performance remuneration. The allocation of such awards will be linked to performance metrics designed to deliver shareholder value.

There are vesting periods for the Share Plan. The awards made under the Share Plan are time based. The time-vested Share Plan operates like restricted shares awards. It comprises two elements, namely, the main award and the 'kicker' award. The shares comprised in the 'kicker' award constitute 20% of the shares comprised in the main award. Fifty percent of the shares comprised in the main award will vest two years after the date of grant. The remainder fifty percent of the shares comprised in the main award, together with the shares comprised in the 'kicker' award, will vest three years after the date of grant. The CMDC will review the vesting period of such time-based awards with a view to extend the vesting period in line with the recommendations from the Financial Stability Board.

The aggregate total number of new DBSH ordinary shares that may be issued under the Share Plan and SOP at any time may not exceed 7.5% of the issued ordinary shares (excluding treasury shares) of DBSH. At an Extraordinary General Meeting held on 8 April 2009, DBSH Share Plan was extended for another ten years, from 18 September 2009 to 17 September 2019, provided always that the DBSH Share Plan may continue beyond the above stipulated period with the approval of the shareholders of DBSH by ordinary resolution in general meeting and of any relevant authorities which may then be required.

Details of the Share Plan and SOP appear in pages 153 to 154 of the Directors' Report.

The ESP caters to employees of the Group who are not eligible to participate in the Share Plan. The allocation of such awards is made selectively linking to the contributions of an individual. There are vesting periods for the ESP. Similar to the Share Plan, the awards made under the ESP are time based. The shares will vest at fifty percent two years after the date of grant and the remainder fifty percent three years after the date of grant.

In addition, employees who are not eligible for the Share Plan are eligible to participate in the SOS. The SOS is a market purchase plan administered by DBS Trustee Ltd, a wholly-owned subsidiary of DBS Bank Ltd. Under the SOS, all confirmed employees with at least one year of service can subscribe up to 10% of their monthly base pay to buy units of DBSH ordinary shares, with DBSH contributing an additional 50% of the amount the employee contributes.

Board meetings and attendance
In the financial year just passed, there were a total of 9 Board meetings including the 5 scheduled Board meetings. At these meetings, the Board reviews the Group's financial performance, corporate strategy, business plans, potential strategic acquisitions or alliances, strategic or significant operational issues and significant matters attended to by Board committees. The Board also reviews the Group's long term corporate strategy and business plans and budget, including principal issues and challenges that the Group may face in the future in at least one of the Board meetings during the year. In addition to the scheduled meetings, ad hoc meetings were also held when necessary.

When exigencies prevent a Board member from attending meetings in person, he can participate by telephone or video-conference. Board approval for less time critical matters may be obtained through written resolutions approved by circulation.

Board directors attend the annual general meeting, Board meetings and meetings of the committees on which they serve, and they spend the time needed to properly discharge their responsibilities. Materials and information important to the understanding of the matters to be reviewed during the meetings are distributed to the directors in advance of the said meetings to provide sufficient time for the directors to prepare ahead for such meetings.

During the financial year, the Board and key management met in a two-day close door offsite meeting to deliberate on the strategy and action plans covering various aspects of the Group's overall strategy on future growth and an in-depth review of business operation of the Group. The offsite session also enabled the Board members to interact more actively with management on general operational issues. It provided a healthy forum for board members and management to discuss matters informally.

The table below sets out the number of meetings held and the number of meetings attended by the Group's Directors, including meetings of the Board Committees during the financial year ended 31 December 2009.

ATTENDANCE AT BOARD AND COMMITTEE MEETINGS

Name of Director	Board Meetings (Board)		Audit Committee Meetings (AC)		Board Risk Management Committee Meetings (BRMC)		Board Credit Committee Meetings (BCC)*		Nominating Committee Meetings (NC)*		Compensation and Management Development Committee Meetings (CMDC)	
	No. of Meetings		No. of Meetings		No. of Meetings		No. of Meetings		No. of Meetings		No. of Meetings	
	Held@	Attendance	Held@	Attendance	Held@	Attendance	Held@	Attendance	Held@	Attendance	Held@	Attendance
Koh Boon Hwee	9	9	–	–	6	6	27	27	11	11	4	4
Piyush Gupta [1]	1	1	–	–	–	–	–	–	–	–	–	–
Richard Stanley [2]	3	–	–	–	–	–	6	6	–	–	–	–
Ang Kong Hua [3]	9	9	5	5	–	–	27	27	11	11	–	–
Bart Joseph Broadman	9	8	–	–	6	5	–	–	–	–	4	4
Andrew Buxton	9	7	–	–	6	6	–	–	–	–	–	–
Christopher Cheng	9	8	5	4	–	–	–	–	–	–	4	4
Euleen Goh Yiu Kiang [4]	9	8	5	5	–	–	24	24	11	11	–	–
Kwa Chong Seng	9	8	–	–	–	–	27	27	–	–	4	4
Ravi Menon [5]	5	3	2	–	–	–	–	–	5	5	–	–
John Alan Ross	9	8	–	–	6	6	–	–	11	11	–	–
Peter Seah Lim Huat [6]	1	1	–	–	–	–	–	–	–	–	–	–
Wong Ngit Liong [7]	6	5	4	4	–	–	–	–	6	6	3	2

@ *the number of meetings held during the period the director was a member of the Board and/or relevant Committee*
* *In addition to the meetings, 38 other matters were deliberated and approved via circular resolutions, namely, 27 BCC resolutions and 11 NC resolutions.*
1 *Appointed as Director and CEO on 9 November 2009.*
2 *Ceased as Director, CEO and Member of BCC on 11 April 2009.*
3 *Appointed as Member of BCC on 3 March 2009.*
4 *Appointed as Member of BCC on 3 March 2009 and CMDC on 30 November 2009.*
5 *Appointed as Director on 1 May 2009 and as Member of AC and NC on 6 July 2009.*
6 *Appointed as Director and as Member of AC and BRMC on 16 November 2009.*
7 *Stepped down as Director and as Member of AC, NC and CMDC on 31 August 2009.*

Board Orientation & Training

A new appointee on the Board is given a full briefing on the duties and responsibilities under general laws as well as regulations that pertain to that of a licensed financial institution. This briefing is organised and undertaken by the Group Secretariat. A Director's Handbook setting out their duties and disclosure obligations under law and regulations relevant to DBSH is handed out during the induction period. The new director is also given detailed briefings by all key business and support unit heads on the Group's operations and support functions. This series of briefings include a separate briefing by the CEO and usually undertaken over at least two sessions.

From time to time, Board members are alerted to appropriate training programmes offered by external trainers and directors are encouraged to attend at the Group's costs.

During meetings of the Board and Committees, directors are regularly updated and briefed on impending or new changes on aspects that touch on the Group's business, such as in the areas of tax, accounting and that which may relate to audit or SGX guidelines or listing rules. In the course of 2009, induction and orientation were provided to three new members of the Board.

Directors have full access to all DBSH employees. They also have the power to engage outside independent advisors on any issues they deem fit, at the expense of the Group.

Board Evaluation of its effectiveness

A process is in place to assess the performance and effectiveness of the Board as a whole on an annual basis.

Each director completes a Board evaluation questionnaire and returns the completed questionnaire to the Chairman of the Board and the Chairman of the Nominating Committee. The collective performance evaluation is then consolidated and presented to the Board for discussion.

The Board evaluation covers a spectrum of matters under review which include such matters as Board composition, the timeliness and quality of information provided to the Board, the Board process, Board accountability, and standard of conduct, rather than adhering to strict financial criteria such as return on equity or return on assets. The Board believes that having a strong and robust Board process and Board governance in place are critical to the performance of the Board and the success of the organisation. The Board considers the current collective assessment useful in evaluating its own effectiveness, as directors are given the opportunity to debate Board workings and processes in the discussion on the collective assessment.

RELATED PARTY TRANSACTIONS

The Group has refined and embedded enhanced procedures to comply with existing regulations governing related party transactions for banks and listed companies. These regulations include the Banking Act, MAS directives and the guidelines on interested person transactions in the SGX Listing Manual. The relevant provisions in the Banking Act and the MAS directives impose prudential limits on credit exposures by the Group to certain Group-linked entities and persons, while the interested person transactions in the Listing Manual cover all types of interested party transactions generally.

All new directors are briefed on the relevant provisions that they need to comply with. If necessary, existing credit facilities to related parties are adjusted prior to a director's appointment, and all credit facilities to related parties are monitored on an on-going basis. Checks are conducted prior to the Group entering into credit and non-credit-related transactions to determine whether the counterparty is a related party under applicable regulations and to take the appropriate action to comply with the regulations.

The Group has granted credit facilities to the following related parties in the ordinary course of business on normal terms and conditions. The outstanding amounts of these credit facilities and the estimated values of collaterals as at 31 December 2009 are as follows:

(In S$ millions)	Credit facilities granted to	Contingent credit facilities granted to	Estimated value of collaterals	Deposits received by the Group
Granted to/received from:				
DBSH Directors and their related entities	10	–	38	–
Companies with DBSH Directors represented on their boards	547	24	10	–
Bank-related companies [(1)]				
– engaged in financial activities	1,457	5	190	1,216
– engaged in non-financial activities	245	1	1,202	3,021

Notes:
(1) Excludes transactions between subsidiary companies and their own subsidiary companies.

As required under the SGX Listing Manual, the following are details of interested person transactions in 2009:

Name of Interested Person	Aggregate value of all Interested Person Transactions during 2009 (excluding transactions less than S$100,000)
Transactions for the Purchase of Goods and Services	
Certis CISCO Security Pte Ltd Group	21,202,500
Mapletree Investments Pte Ltd Group	2,264,963
Singapore Technologies Telemedia Pte Ltd Group	278,878
Singapore Telecommunications Limited Group	18,083,661
SMRT Corporation Ltd Group	430,506
Singapore Airlines Limited Group	3,236,712
Total Interested Person Transactions (S$)	**45,497,221**

INTERNAL AUDIT AND INTERNAL CONTROLS

Internal Audit Function

Group Audit is an independent function that reports functionally to the Audit Committee and administratively to the CEO. The functional reporting includes matters relating to Audit Charter, risk assessment and related audit plans, results of internal audit activities and other matters that the Head of Group Audit deems necessary. The Audit Committee approves the hiring of Head of Group Audit including appointment, removal, evaluation, annual compensation and salary adjustment. Administratively, CEO facilitates the day-to-day operations of the internal audit function, including budgeting, management accounting and human resource administration. Group Audit has unfettered access to any and all of the Group's documents, records, properties and personnel including the Chairman and Audit Committee of the Board of Directors.

The primary role of Group Audit is to assist the Board and Executive Management to meet the agreed strategic and operational objectives of DBSH and its subsidiaries globally. This is achieved by providing an independent appraisal of the adequacy and effectiveness of the risk management, control and governance processes in operation throughout the Group.

Group Audit also maintains a quality assurance and improvement programme that covers all aspects of the internal audit activity. The programme includes ongoing monitoring and external and internal assessments of internal audit activity, which conforms to the Institute of Internal Auditor's (IIA) International Standards for the Professional Practice of Internal Auditing. External Quality Assessment Reviews are carried out at least once in every five years by qualified professionals from an external organisation.

The professional competence of the Group's internal auditors is maintained or upgraded through training programmes, conferences and seminars that provide updates on auditing techniques, regulations and banking products and services.

An annual audit plan is developed under a structured risk assessment approach that examines all of the Group's activities and entities, their level of inherent risk and control effectiveness against the various risk types. Audit projects are identified and scoped based on this approach and audit resources are focused on the activities deemed to carry higher risks.

The scope of Group Audit encompasses the examination and evaluation of the adequacy and effectiveness of the Group's system of internal controls, risk management procedures, governance processes and the quality of performance in carrying out assigned responsibilities. Group Audit may also conduct consulting services only at the request of management in accordance with Group Audit's Consulting Framework.

Audit work is substantially paperless with the in-house developed computerised audit work paper and resource management system.

The progress of corrective actions on outstanding audit issues is monitored monthly through a centralised Group-wide issue management system. Information on outstanding issues is categorised according to severity and monthly reports are sent to the Audit Committee Chairman, the Chairman of the Board, senior management and all Group heads. All audit reports which are rated as requiring attention are copied to the Audit Committee, the external auditors and senior management. The regulators are also apprised of all relevant audit matters and may request for further information on audit matters at any time. Group Audit works closely with the external auditors and meets them regularly to discuss matters of mutual interest, to strengthen working relationships and to coordinate audit efforts. The external auditors review the effectiveness of the Group's internal controls and risk management during an annual statutory audit. Material non-compliance with established practices and procedures and regulations, as well as internal control weaknesses noted during the audit, together with recommendations, are reported to the Audit Committee, which ensures that high-risk outstanding issues are dealt with in a timely manner.

Corporate Governance Report

Internal controls

A sound system of internal controls requires a defined organisational and policy framework. The Group has a management framework that clearly defines the roles, responsibilities and reporting lines of business and support units. The delegation of authority, control processes and operational procedures are documented and disseminated to staff. The Group Audit, Risk Management Group and Group Legal, Compliance and Secretariat functions provide independent oversight over controls and risks within the Group.

The Audit Committee and the Board Risk Management Committee have reviewed the adequacy of the Group's control environment. The Board believes that the system of internal controls in place up to the date of this report is adequate for the current business scope and operations of the Group.

DEALINGS IN SECURITIES

DBSH has adopted more stringent 'black-out' policies than prescribed under the Best Practices Guide issued by the SGX. DBSH employees are prohibited from trading in DBSH shares and securities one month before the release of the half-year and full-year results and three weeks before the release of the first quarter and third quarter results. In addition, directors and employees are prohibited at all times from trading if they are in possession of material non-public information. Employees with access to price-sensitive information in the course of their duties must obtain prior approval to trade in any securities listed in Singapore and Hong Kong. Such employees are also instructed to trade through the Group's stockbroking subsidiaries. In addition, business units and subsidiaries engaging in proprietary trading and discretionary trading of securities on behalf of customers are restricted from trading in DBSH securities during the black-out period.

However, the black-out restriction would not apply to certain businesses within the Group that are engaged in discretionary trading of securities on behalf of and for the benefit of customers e.g. execution of transactions for collective investment schemes and discretionary portfolios managed by DBS Asset Management, the fund management arm of the Group.

DISSEMINATION OF INFORMATION

The Group maintains an active dialogue with shareholders. It holds in-person briefing sessions or telephone conference calls with the media and analysts when quarterly results are released. All press statements and quarterly financial statements are published on the DBSH and SGX websites. A dedicated investor relations team supports the Group CEO and Chief Financial Officer (CFO) in maintaining a close dialogue with institutional investors.

During the year, management participated in 533 meetings with local and foreign investors. They included meetings at eight domestic and foreign non-deal conferences as well as an international road show related to the rights issue.

The Group embraces and commits to fair, transparent and timely disclosure policy and practices. All price-sensitive information or data are publicly released, prior to individual sessions held with investors or analysts.

Shareholder meetings

The Group views the annual general meeting as an opportune forum for retail investors to meet the Board and senior management. All directors are strongly encouraged to attend the annual general meeting. The CFO presents the Group's preceding year's financial performance to all shareholders present ahead of formal proceedings of the meeting. The Group's external auditors are also available to answer shareholders' queries.

In accordance with the recommendations of the Code, resolutions requiring shareholder approval are tabled separately for adoption at the AGM unless the matters for consideration are closely related and would more appropriately be considered together.

Risk Management Approach and Risk Profile

The Group sees strong risk management capabilities as vital to the success of a well-managed bank. The Risk Management Group is the central resource for driving such capabilities in DBS, and complements the risk and control activities of other functions including Group Audit and Group Legal & Compliance.

More on risk management can be found in the following sections.

APPROACH TO RISK MANAGEMENT

The key components of DBSH's risk management approach are: strong risk governance, robust and comprehensive processes to identify, measure, control, monitor and report risks; sound assessments of capital adequacy relative to risks; and a rigorous system of internal control reviews involving internal and external auditors.

RISK GOVERNANCE

Under the Group's risk management framework, the Board of Directors, through the Board Risk Management Committee oversees the establishment of robust enterprise-wide-risk management policies and processes, and sets risk limits to guide risk-taking within the Group.

Management is accountable to the Board for ensuring the effectiveness of risk management and adherence to the risk appetite and target rating established by the Board. To provide risk oversight, senior management risk committees are mandated to focus on specific risk areas. These oversight committees are the Risk Executive Committee, the Group Credit Risk Committee, the Group Market Risk Committee, the Group Operational Risk Committee, and the Group Commitments and Conflicts Committee.

On a day-to-day basis, business units have primary responsibility for risk management. In partnership with business units, independent control functions provide senior management with a timely assessment of key risk exposures and the associated management responses. These units also recommend risk appetite and control limits for approval in line with the risk management framework. There are detailed policies and procedures to identify, measure, analyse, and control risk across all locations where the Group has operations.

Additional information on specific risk areas can be found in the Notes to the Financial Statements and Basel II Pillar 3 Disclosures.

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By The Numbers

60 Consolidated Income Statement – DBS Group Holdings Ltd
61 Consolidated Statement of Comprehensive Income – DBS Group Holdings Ltd
62 Balance Sheets – DBS Group Holdings Ltd
63 Consolidated Statement of Changes in Equity – DBS Group Holdings Ltd
64 Consolidated Cash Flow Statement – DBS Group Holdings Ltd

Notes to the Financial Statements
65 Domicile and Activities
Summary of Significant Accounting Policies
74 Effects on Financial Statements on Adoption of New or Revised FRS
Critical Accounting Estimates

Income Statement
75 Net Interest Income
Net Fee and Commission Income
76 Net Trading Income/(Loss)
Net (Loss)/Income from Financial Instruments Designated at Fair Value
Net Income from Financial Investments
Other Income
Employee Benefits
Other Expenses
77 Allowances for Credit and Other Losses
78 Income Tax Expense
Earnings Per Ordinary Share

Balance Sheet: Assets
79 Measurement Basis of Financial Instruments
81 Cash and Balances with Central Banks
Singapore Government Securities and Treasury Bills
Financial Assets at Fair Value through Profit or Loss
82 Loans and Advances to Customers
85 Financial Investments
86 Securities Pledged
Subsidiaries
Joint Ventures
Investments in Associates
87 Goodwill on Consolidation
Acquisition
88 Properties and Other Fixed Assets
90 Deferred Tax Assets/Liabilities
91 Other Assets

Balance Sheet: Liabilities
91 Due to Non-Bank Customers
Financial Liabilities at Fair Value through Profit or Loss
92 Other Liabilities
93 Other Debt Securities in Issue
95 Subordinated Term Debts

Balance Sheet: Share Capital and Reserves
96 Share Capital and Treasury Shares
97 Other Reserves and Revenue Reserves
99 Minority Interests

Off-Balance Sheet Information
100 Contingent Liabilities and Commitments
101 Financial Derivatives

Additional Information
104 Cash and Cash Equivalents
Share-Based Compensation Plans
106 Related Party Transactions
107 Fair Value of Financial Instruments
110 Risk Governance
Credit Risk
121 Market Risk
123 Liquidity Risk
128 Operational Risk
Capital Management
129 Segment Reporting
131 List of Subsidiaries, Joint Ventures, Associates and Special Purpose Entities

Basel II Pillar 3 Disclosures
136 Scope of Application
Regulatory Capital Management
137 Credit Risk – General Disclosures
138 Credit Risk assessed using Internal Ratings-Based Approach
143 Credit Risk assessed using Standardised Approach
144 Credit Risk Mitigation
Counterparty Credit Risk-Related Exposures
145 Market Risk
Operational Risk
146 Equity Exposures in Banking Book

147 Income Statement – DBS Bank Ltd
148 Statement of Comprehensive Income – DBS Bank Ltd
149 Balance Sheet – DBS Bank Ltd
150 Notes to the Supplementary Financial Statements – DBS Bank Ltd
152 Directors' Report
156 Statement by the Directors
157 Independent Auditor's Report
158 Share Price
159 Further Information on Directors
163 Shareholding Statistics
165 Financial Calendar

Consolidated Income Statement

for the year ended 31 December 2009

In $ millions	Note	2009	2008
Income			
Interest income		**6,114**	8,122
Interest expense		**1,659**	3,821
Net interest income	5	**4,455**	4,301
Net fee and commission income	6	**1,394**	1,274
Net trading income/(loss)	7	**700**	(187)
Net (loss)/income from financial instruments designated at fair value	8	**(267)**	210
Net income from financial investments	9	**254**	367
Other income	10	**67**	88
Total income		**6,603**	6,053
Expenses			
Employee benefits	11	**1,292**	1,301
Depreciation of properties and other fixed assets	28	**195**	149
Other expenses	12	**1,117**	1,205
Allowances for credit and other losses	13	**1,552**	888
Total expenses		**4,156**	3,543
Share of profits of associates		**66**	75
Profit before tax		**2,513**	2,585
Income tax expense	14	**285**	446
Net profit for the year		**2,228**	2,139
Attributable to:			
Shareholders		**2,041**	1,929
Minority interests		**187**	210
		2,228	2,139

(see notes on pages 65 to 135, which form part of these financial statements)

Consolidated Statement of Comprehensive Income

for the year ended 31 December 2009

In $ millions	Note	2009	2008
Net profit for the year		**2,228**	2,139
Other comprehensive income:			
Foreign currency translation differences for foreign operations		**31**	(58)
Share of other comprehensive income of associates		**18**	(40)
Available-for-sale financial assets			
Net valuation taken to equity		**932**	(1,217)
Transferred to income statement due to impairment		**–**	21
Transferred to income statement on sale		**(312)**	(349)
Tax on items taken directly to or transferred from equity		**(100)**	256
Other comprehensive income for the year, net of tax		**569**	(1,387)
Total comprehensive income		**2,797**	752
Attributable to:			
Shareholders		**2,616**	549
Minority interests		**181**	203
		2,797	752
Basic earnings per ordinary share ($)	15	**0.90**	1.07 [(a)]
Diluted earnings per ordinary share ($)	15	**0.87**	1.04 [(a)]

(a) Adjusted for shares arising from the rights issue in January 2009

(see notes on pages 65 to 135, which form part of these financial statements)

Balance Sheets

at 31 December 2009

In $ millions	Note	Group 2009	Group 2008	Company 2009	Company 2008
Assets					
Cash and balances with central banks	17	**22,515**	15,790		
Singapore Government securities and treasury bills	18	**15,960**	14,797		
Due from banks		**22,203**	20,467		
Financial assets at fair value through profit or loss	19	**11,257**	9,401		
Positive fair values for financial derivatives	40	**16,015**	32,328		
Loans and advances to customers	20	**129,973**	125,841		
Financial investments	21	**25,731**	22,782		
Securities pledged	22	**784**	997		
Subsidiaries	23	**–**	–	**9,698**	6,745
Investments in associates	25	**672**	604		
Goodwill on consolidation	26	**5,847**	5,847		
Properties and other fixed assets	28	**1,134**	1,311		
Investment properties	28	**398**	293		
Deferred tax assets	29	**144**	171		
Other assets	30	**6,011**	6,089	**93**	154
Total assets		**258,644**	256,718	**9,791**	6,899
Liabilities					
Due to banks		**9,108**	9,021		
Due to non-bank customers	31	**178,448**	163,359		
Financial liabilities at fair value through profit or loss	32	**9,217**	11,282		
Negative fair values for financial derivatives	40	**16,406**	31,918		
Bills payable		**501**	714		
Current tax liabilities		**807**	779		
Deferred tax liabilities	29	**54**	45		
Other liabilities	33	**6,489**	5,874	**5**	5
Other debt securities in issue	34	**413**	638		
Subordinated term debts	35	**7,702**	9,085		
Total liabilities		**229,145**	232,715	**5**	5
Net assets		**29,499**	24,003	**9,786**	6,894
Equity					
Share capital	36	**8,435**	4,215	**8,435**	4,215
Treasury shares	36	**(114)**	(154)	**–**	–
Other reserves	37	**6,879**	6,322	**71**	89
Revenue reserves	37	**10,173**	9,436	**1,280**	2,590
Shareholders' funds		**25,373**	19,819	**9,786**	6,894
Minority interests	38	**4,126**	4,184		
Total equity		**29,499**	24,003	**9,786**	6,894
Off-balance sheet items					
Contingent liabilities and commitments	39	**98,207**	92,656		
Financial derivatives	40	**1,396,855**	1,704,717		
Client trust accounts					
Amounts held with the Group		**556**	568		
Bank balances with third parties		**1,233**	745		
		1,789	1,313		
Bank balances with third parties		**1,233**	745		
Less: Amounts held in trust		**(1,233)**	(745)		
		–	–		

(see notes on pages 65 to 135, which form part of these financial statements)

Consolidated Statement of Changes in Equity

for the year ended 31 December 2009

In $ millions	Ordinary shares	Convertible preference shares	Treasury shares	Other reserves	Revenue reserves	Total	Minority interests	Total equity
2009								
Balance at 1 January 2009	**4,149**	**66**	**(154)**	**6,322**	**9,436**	**19,819**	**4,184**	**24,003**
Exercise of share options	**11**					**11**		**11**
Cost of share-based payments				**44**		**44**		**44**
Reclassification of reserves upon exercise of share options	**1**			**(1)**		–		–
Draw-down of reserves upon vesting of performance shares			**61**	**(61)**		–		–
Purchase of treasury shares			**(21)**			**(21)**		**(21)**
Issue of shares	**4,029**	**181**				**4,210**		**4,210**
Share issues expenses	**(2)**					**(2)**		**(2)**
Final dividends paid for previous year					**(319)**	**(319)**		**(319)**
Interim dividends paid for current year					**(985)**	**(985)**		**(985)**
Dividends paid to minority interests						–	**(239)**	**(239)**
Total comprehensive income				**575**	**2,041**	**2,616**	**181**	**2,797**
Balance at 31 December 2009	**8,188**	**247**	**(114)**	**6,879**	**10,173**	**25,373**	**4,126**	**29,499**
2008								
Balance at 1 January 2008	4,098	66	(102)	7,680	8,739	20,481	2,677	23,158
Exercise of share options	45					45		45
Cost of share-based payments				28		28		28
Share buyback during the year			(52)			(52)		(52)
Reclassification of reserves upon exercise of share options	6			(6)		–		–
Final dividends paid for previous year					(302)	(302)		(302)
Interim dividends paid for current year					(930)	(930)		(930)
Dividends paid to minority interests						–	(197)	(197)
Change in minority interests[(a)]						–	1,501	1,501
Total comprehensive income				(1,380)	1,929	549	203	752
Balance at 31 December 2008	4,149	66	(154)	6,322	9,436	19,819	4,184	24,003

(a) Includes issuance of preference shares to third parties by DBS Capital Funding II Corporation (refer to Note 38.3)

(see notes on pages 65 to 135, which form part of these financial statements)

Consolidated Cash Flow Statement

for the year ended 31 December 2009

In $ millions	2009	2008
Cash flows from operating activities		
Net profit for the year	**2,228**	2,139
Adjustments for non-cash items:		
Allowances for credit and other losses	**1,552**	888
Depreciation of properties and other fixed assets	**195**	149
Share of profits of associates	**(66)**	(75)
Net gain on disposal of properties and other fixed assets	**(13)**	(27)
Net gain on disposal of financial investments	**(254)**	(367)
Income tax expense	**285**	446
Profit before changes in operating assets and liabilities	**3,927**	3,153
Increase/(Decrease) in:		
Due to banks	**87**	(7,855)
Due to non-bank customers	**15,089**	15,480
Financial liabilities at fair value through profit or loss	**(2,065)**	(6,960)
Other liabilities including bills payable	**(15,960)**	16,762
Debt securities and borrowings	**307**	(530)
(Increase)/Decrease in:		
Change in restricted balances with central banks	**(122)**	(501)
Singapore Government securities and treasury bills	**(1,163)**	636
Due from banks	**(1,749)**	2,600
Financial assets at fair value through profit or loss	**(1,856)**	10,147
Loans and advances to customers	**(5,579)**	(17,980)
Financial investments	**(2,746)**	(3,349)
Other assets	**17,241**	(16,499)
Tax paid	**(321)**	(566)
Net cash generated from/(used in) operating activities (1)	**5,090**	(5,462)
Cash flows from investing activities		
Dividends from associates	**41**	53
Purchase of properties and other fixed assets	**(179)**	(178)
Proceeds from disposal of properties and other fixed assets	**57**	128
Net proceeds from acquisition of new business	**–**	2,171
Net cash (used in) / generated from investing activities (2)	**(81)**	2,174
Cash flows from financing activities		
Increase in share capital	**4,220**	45
Proceeds from issuance of subordinated term debts	**–**	1,500
Payment upon maturity of subordinated term debts	**(1,099)**	–
Purchase of treasury shares	**(21)**	(52)
Dividends paid to shareholders of the Company	**(1,304)**	(1,232)
Dividends paid to minority interests	**(239)**	(197)
Net cash generated from financing activities (3)	**1,557**	64
Exchange translation adjustments (4)	**37**	(51)
Net change in cash and cash equivalents (1)+(2)+(3)+(4)	**6,603**	(3,275)
Cash and cash equivalents at 1 January	**12,678**	15,953
Cash and cash equivalents at 31 December (Note 41)	**19,281**	12,678

(see notes on pages 65 to 135, which form part of these financial statements)

Notes to the Financial Statements

for the year ended 31 December 2009

These Notes are integral to the financial statements.

The consolidated financial statements for the year ended 31 December 2009 were authorised for issue by the directors on 3 February 2010.

1 DOMICILE AND ACTIVITIES

The Company, DBS Group Holdings Ltd, is incorporated and domiciled in the Republic of Singapore and has its registered office at 6 Shenton Way, DBS Building Tower One, Singapore 068809.

The Company is listed on the Singapore Exchange.

The principal activity of the Company is that of an investment holding company and the principal activities of its main subsidiary, DBS Bank Ltd (the Bank), are the provision of retail, small and medium-sized enterprise, corporate and investment banking services.

The financial statements relate to the Company and its subsidiaries (the Group) and the Group's interests in associates and joint ventures.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of preparation

The consolidated financial statements of the Group are prepared in accordance with Singapore Financial Reporting Standards (FRS) including related Interpretations promulgated by the Accounting Standards Council (ASC). In accordance with Section 201(19) of the Companies Act (the Act), the requirements of FRS 39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning are modified by the requirements of Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore.

The financial statements of the Company are prepared in accordance with FRS including related Interpretations to FRS promulgated by the ASC. As permitted by Section 201(4B) of the Act, the Company's income statement has not been included in these financial statements.

The financial statements are presented in Singapore dollars and rounded to the nearest million, unless otherwise stated. They are prepared on the historical cost convention, except for derivative financial instruments, available-for-sale financial assets, and financial assets and liabilities held at fair value through profit or loss, which have been measured at fair value. In addition, the carrying amounts of assets and liabilities that are designated as hedged items in a fair value hedge are adjusted for fair value changes attributable to the hedged risks.

The preparation of financial statements in conformity with FRS requires management to exercise judgement, use estimates and make assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. Although these estimates are based on management's best knowledge of current events and actions, actual results may differ from these estimates. Critical accounting estimates and assumptions used that are significant to the financial statements, and areas involving a higher degree of judgement and complexity, are disclosed in Note 4.

On 1 January 2009, the Group adopted the new or revised FRS and Interpretations to FRS (INT FRS) that are applicable in the current financial year. The financial statements have been prepared in accordance with the relevant transitional provisions in the respective FRS and INT FRS. The following are the FRS and INT FRS that are relevant to the Group:

FRS 1 (revised)	Presentation of Financial Statements
FRS 27 (revised)	Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
FRS 102 (revised)	Share-based Payment – Vesting Conditions and Cancellations
FRS 107 (revised)	Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments
FRS 108	Operating Segments
General Amendments	Improvements to FRS (where applicable)
INT FRS 113	Customer Loyalty Programmes
INT FRS 116	Hedges of a Net Investment in a Foreign Operation

FRS 1: Presentation of Financial Statements

The amended FRS 1 separates owner and non-owner changes in equity and introduces the statement of comprehensive income. The statement of comprehensive income presents all items of income and expense recognised in profit or loss, together with all other items of unrecognised income and expense, such as available-for-sale revaluation reserves, capital reserves, etc. The adoption of the revised FRS 1 creates additional disclosure requirements for the Group's financial statements.

Notes to the Financial Statements

for the year ended 31 December 2009

FRS 27: Consolidated and Separate Financial statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate

The standard removes the requirement to differentiate dividends from pre-acquisition and post-acquisition profits. Dividends received will be treated as revenue. The changes introduced are to be applied prospectively and will affect how dividends received in future are accounted for.

FRS 102: Share-based Payment – Vesting Conditions and Cancellations

The amendments to FRS 102 clarify that vesting conditions are solely service and performance conditions. Other conditions are considered non-vesting conditions. All non-vesting conditions are taken into account in the estimate of the fair value of the equity instruments granted. In addition, the standard describes the posting type if the vesting conditions and non-vesting conditions are not fulfilled.

FRS 107: Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments

The amendments to FRS 107 are intended to enhance disclosures on fair value measurement and liquidity risk. The adoption of the revised FRS 107 creates additional disclosure requirements for the Group's financial statements.

FRS 108: Operating Segments

FRS 108 replaces a current accounting standard, FRS 14 - Segment Reporting. FRS 108 introduces the management approach to segment reporting and a single set of operating segments will replace primary and secondary segments. Information reviewed by the chief operating decision maker will determine the segments, the measure of segment performance and disclosures. The adoption of FRS 108 creates additional disclosure requirements for the Group's financial statements.

General Amendments: Improvements to FRS

The General Amendments contain amendments to a variety of FRS which resulted in accounting changes for presentation, recognition, or measurement purposes, as well as terminology or editorial amendments related to a variety of FRS. These amendments did not result in significant changes to the Group's accounting policies.

INT FRS 113: Customer Loyalty Programmes

INT FRS 113 clarifies the accounting treatment of award credits granted under customer loyalty programmes and addresses how the consideration receivable from customers should be allocated to the award credits and when revenue should be recognised.

INT FRS 116: Hedges of a Net Investment in a Foreign Operation

INT FRS 116 clarifies the accounting treatment for hedges of net investments in foreign operations, including the fact that net investment hedging relates to functional currency (not presentation currency) and hedging instruments may be held anywhere in the Group.

The adoption of the above FRS and INT FRS did not result in substantial changes to the Group's accounting policies, which are consistent with those used in the previous financial year.

2.2 Group accounting

Subsidiaries

Subsidiaries are entities that the Group has power to govern the financial and operating policies of, in order to obtain benefits from their activities. It is generally accompanied by a shareholding of more than 50% of voting rights. Potential voting rights that are currently exercisable or convertible are considered when determining whether an entity is considered a subsidiary.

The purchase method is used to account for the acquisition of subsidiaries. Subsidiaries are consolidated from the date control is transferred to the Group to the date control ceases. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus cost directly attributable to the acquisition. Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition, irrespective of the extent of any minority interest. Refer to Note 2.10 for the Group's accounting policy on "Goodwill on consolidation".

The direct method is used by the Group to account for minority interests and they are disclosed as separate items in the consolidated financial statements.

Special purpose entities

Entities in which the Group holds little or no equity are consolidated as subsidiaries if the Group is assessed to have control over them. Such control can be demonstrated through predetermination of the entities' activities, exposure to and retention of majority of their residual or ownership risks, and decision-making powers to obtain a majority of benefits of the entities.

Joint ventures

Joint ventures are entities that are jointly controlled by the Group together with one or more parties through contractual arrangements. The Group recognises its interest in joint ventures using the proportionate consolidation method.

Proportionate consolidation involves combining the Group's share of the joint venture's income, expenses, assets and liabilities on a line-by-line basis with similar items in the Group's financial statements.

Associates
Associates are entities in which the Group has significant influence, but not control, and generally holds a shareholding of between and including 20% and 50% of the voting rights. The Group recognises its investment in associates using the equity method of accounting.

Under the equity method of accounting, the Group's investment in associates is initially carried at cost. The initial cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities assumed at the date of exchange, plus costs directly attributable to the acquisition. The carrying amount is increased or decreased to recognise the Group's share of net assets of the associate, less any impairment in value after the date of acquisition. Where the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

The results of the associates are taken from the latest audited accounts or unaudited management accounts of the associates, prepared at dates not more than three months prior to the end of the financial year of the Group.

Investment cost at Company level
Investments in subsidiaries, associates and joint ventures are stated at cost less accumulated impairment losses in the Company's balance sheet. On disposal of investments in subsidiaries, associates and joint ventures, the difference between the net proceeds and the carrying amounts of the investments is taken to the income statement.

Intra-group transactions
All intra-group transactions, balances, income and expenses are eliminated on consolidation. Profits resulting from transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group's interests in these companies. Losses are also eliminated unless the transaction provides evidence of an impairment of an asset transferred.

Alignment of accounting policies
Where necessary, adjustments are made to the financial statements of subsidiaries, associates and joint ventures to bring the accounting policies used in line with those used by the Group.

2.3 Foreign currency translation

Functional and presentation currency
Items in the financial statements of the Company and each of the Group's subsidiaries are translated into their functional currency, being the currency of the primary economic environment in which the entity operates. The financial statements are presented in Singapore dollars, which is the functional currency and presentation currency of the Company and the Group.

Foreign currency transactions
Transactions in foreign currencies are measured at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Singapore dollars at the exchange rate ruling at the balance sheet date. Foreign exchange differences arising from this translation are recognised in the income statement. Non-monetary assets and liabilities measured at cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities measured at fair value in foreign currencies are translated into Singapore dollars at the exchange rate ruling at the date the fair value was determined.

Unrealised foreign exchange differences arising from non-monetary financial assets classified as fair value through profit or loss are recognised in the income statement. For non-monetary financial assets classified as available-for-sale, unrealised foreign exchange differences are recorded directly in equity until the assets are sold or become impaired.

Foreign operations
The results and financial position of the Group's operations whose functional currency is not Singapore dollars are translated into Singapore dollars in the following manner:

- Assets and liabilities are translated at the exchange rate ruling at the balance sheet date;
- Income and expenses in the income statement are translated at an average exchange rate approximating the exchange rates at the dates of the transactions; and
- All resulting exchange differences are taken to the capital reserves.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation on or after 1 January 2005 are treated as assets and liabilities of the foreign operation and translated at the closing rate. For acquisitions prior to 1 January 2005, the foreign exchange rates at the dates of acquisition were used.

Consolidation adjustments
On consolidation, foreign exchange differences arising from the translation of net investments in foreign entities, as well as any borrowings and instruments designated as foreign currency hedges of such investments, are taken to the capital reserves.

When a foreign operation is disposed of, such currency translation differences are recognised in the income statement as part of the gain or loss on disposal.

2.4 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to management who is responsible for allocating resources and assessing performance of the operating segments. Segment revenue, segment profits, segment assets and segment liabilities are also measured on a basis that is consistent with internal reporting.

The Group's financial businesses are organised into Consumer Banking, Institutional Banking, Global Financial Markets, Central Treasury Unit and Central Operations. In total, the Group reports five reportable segments.

2.5 Revenue recognition

Net interest income

Net interest income, being interest income less interest expense, is recognised on a time-proportionate basis using the effective interest method. The effective interest rate is the rate that discounts estimated future cash receipts or payments through the expected life of the financial instrument or, when appropriate, a shorter period to its carrying amount. The calculation includes significant fees and transaction costs that are integral to the effective interest rate, as well as premiums or discounts. No interest expense is accrued on the Group's structured investment deposits which are carried at fair value through profit or loss.

When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument. Interest earned on the recoverable amount is recognised as interest income in the income statement.

Fee and commission income

The Group earns fee and commission income from a diverse range of products and services provided to its customers. Fee and commission income is recognised on the completion of a transaction. For a service that is provided over a period of time, fee and commission income is recognised over the period which the related service is provided or credit risk is undertaken.

Dividend income

Dividend income is recognised when the right to receive payment is established. Dividend income arising from held for trading financial assets is recognised in "Net trading income", while that arising from available-for-sale financial assets is recognised in "Net income from financial investments".

Rental income

Rental income from operating leases on properties is recognised on a straight-line basis over the lease term.

2.6 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand and non-restricted balances with central banks which are readily convertible into cash.

2.7 Financial assets

Financial assets are classified according to the purpose for which the assets were acquired. Management determines the classification at initial recognition and re-evaluates the designation at every reporting date.

The classification of financial assets is as follows:

(a) ***Financial assets at fair value through profit or loss*** are either acquired for the purpose of short-term selling (held for trading) or designated by management on initial recognition (designated under the fair value option).

Derivatives are classified as held for trading unless they are designated as hedging instruments. The specific Group accounting policy on derivatives is detailed in Note 2.15.

Financial assets designated under the fair value option meet at least one of the following criteria upon designation:
- it eliminates or significantly reduces measurement or recognition inconsistencies that would otherwise arise from measuring financial assets, or recognising gains or losses on them, using different bases; or
- the financial asset contains an embedded derivative that would otherwise need to be separately recorded.

(b) ***Financial assets classified as loans and receivables*** are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than:
- those that the Group intends to sell immediately or in the short term, which are classified as held for trading, and those that the entity upon initial recognition designates as at fair value through profit or loss; or
- those that the Group upon initial recognition designates as available-for-sale.

(c) ***Financial assets classified as available-for-sale*** are non-derivatives that are either designated in this category or not classified in any other categories. These financial assets are intended to be held for an indefinite period of time, and may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices.

Recognition and derecognition
Purchases and sales of financial assets are recognised on the date that the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Reclassification of financial assets
Non-derivative financial assets may be reclassified out of the fair value through profit or loss and available-for-sale category in particular circumstances:
- financial assets that would meet the definition of loans and receivables may be classified out of the fair value through profit or loss and available-for-sale category if the Group has the intention and ability to hold these financial assets for the foreseeable future or until maturity; and
- financial assets (except financial assets that would have met the definition of loans and receivables) may be reclassified out of the fair value through profit or loss category in rare circumstances.

Reclassifications are made at fair value as of the reclassification date. The fair value becomes the new cost or amortised cost as applicable. Any gain or loss already recognised in the income statement before the reclassification date is not reversed.

Initial measurement
Financial assets are initially recognised at fair value plus transaction costs except for financial assets at fair value through profit or loss, for which transaction costs are expensed off immediately. The fair value of a financial asset on initial recognition is usually the transaction price.

Subsequent measurement
Financial assets at fair value through profit or loss and available-for-sale financial assets are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method. Unquoted equity investments classified as available-for-sale for which fair values cannot be reliably determined are carried at cost, less impairment.

Realised or unrealised gains or losses on financial assets held for trading and financial assets designated under the fair value option, except interest income, are taken to "Net trading income" and "Net income from financial instruments designated at fair value" respectively in the income statement in the period they arise. Unrealised gains or losses arising from changes in fair value of financial assets classified as available-for-sale are recognised in the available-for-sale revaluation reserves. When financial assets classified as available-for-sale are sold or impaired, the accumulated fair value adjustments in the available-for-sale revaluation reserves are taken to the income statement.

Determination of fair value
The fair values of financial instruments traded in active markets (such as exchange-traded and over-the-counter securities and derivatives) are based on quoted market prices at the balance sheet date. The quoted market prices used for financial assets held by the Group are the current bid prices. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models. Where applicable, a valuation reserve or pricing adjustment is applied to arrive at the fair value.

2.8 Impairment of financial assets
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

(a) Financial assets classified as loans and receivables
The Group carries out regular and systematic reviews of all credit facilities extended to customers.

The criteria that the Group uses to determine that there is objective evidence of an impairment loss include:
- Significant financial difficulty of the issuer or obligor, including breach of covenants and/or financial conditions;
- A breach of contract, such as a default or delinquency in interest or principal payments;
- Granting of a concession to the borrower, for economic or legal reasons relating to the borrower's financial difficulty, that the entity would not otherwise consider; and
- High probability of bankruptcy or other financial reorganisation of the borrower.

Specific allowances for credit losses
A specific allowance for credit losses is established if there is objective evidence that the Group will be unable to collect all amounts due under a claim according to the original contractual terms or the equivalent value. A "claim" means a loan, debt security or a commitment such as a letter of guarantee and letter of credit.

A specific allowance for credit losses is recorded as a reduction in the carrying value of a claim on the balance sheet. For an off-balance sheet item such as a commitment, a specific allowance for credit loss is recorded as an increase in other liabilities.

Specific allowances for credit losses are evaluated either as being counterparty-specific or collective according to the following principles:

Counterparty-specific: Individual credit exposures are evaluated using the discounted cash flow method and an allowance is made when existing facts, conditions or valuations indicate that the Group is not likely to collect part or all of the principal and interest due contractually on the claim. An allowance is reversed only when there has been an identifiable event that led to an improvement in the collectability of the claim.

When a loan is uncollectible, it is written off against the related allowance for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Recoveries in full or in part of amounts previously written off are credited to the income statement in "Allowances for credit and other losses".

Homogenous consumer loans, such as housing loans and credit card receivables, are pooled according to their risk characteristics, and assessed and provided for collectively as a group, taking into account the historical loss experience of such loans.

General allowances for credit losses

Apart from specific allowances, the Group also carries general allowances for credit losses. The Group maintains a level of allowances that is deemed sufficient to absorb the estimated credit losses inherent in its loan portfolio (including off-balance sheet credit exposures). In determining the level of general allowances, the Group considers country and portfolio risks, as well as industry practices. The Group maintains general allowances of at least 1% of credit exposures on and off the balance sheet (against which specific allowances have not been made) adjusted for collaterals held. This is in accordance with the transitional arrangements under Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore.

(b) Financial assets classified as available-for-sale

The Group assesses at each balance sheet date whether there is objective evidence that an available-for-sale financial asset is impaired. In the case of an equity investment, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the asset is impaired. When there is objective evidence of an impairment of an available-for-sale financial asset, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement – is removed from the revaluation reserve within equity and recognised in the income statement. Impairment losses recognised in the income statement on equity investments are not reversed through the income statement, until the equity investments are disposed of. A subsequent recovery in the value of an available-for-sale debt instrument whose value is impaired is reversed through the income statement if there has been an identifiable event that led to the recovery.

2.9 Repurchase agreements

Repurchase agreements (Repos) are treated as collateralised borrowing. The amount borrowed is reflected as a liability either as "Due to non-bank customers", "Due to banks" or "Financial liabilities at fair value through profit or loss". The securities sold under repos are treated as pledged assets and remain on the balance sheet at amortised cost or fair value depending on their classification.

Reverse repurchase agreements (Reverse repos) are treated as collateralised lending. The amount lent is reflected as an asset either as "Loans and advances to customers", "Due from banks" or "Financial assets at fair value through profit or loss".

Amounts paid and received on the repos and reverse repos are amortised as interest expense and interest income respectively on an effective interest basis.

2.10 Goodwill on consolidation

Goodwill in a business acquisition represents the excess of acquisition cost over the fair values of the identifiable assets acquired, liabilities and contingent liabilities assumed at the date of exchange. Goodwill is stated at cost less impairment losses and it is tested at least annually for impairment.

Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. a discount on acquisition) is recognised directly in the income statement in the period of acquisition.

At the acquisition date, any goodwill acquired is allocated to each of the cash-generating units (CGU) expected to benefit from the combination's synergies for the purpose of impairment testing.

2.11 Properties and other fixed assets

Properties (including investment properties) and other fixed assets are stated at cost less accumulated depreciation and impairment losses. The cost of an item of properties and other fixed assets includes its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

The basis of depreciation is as follows:

Properties

Leasehold land, where the balance of the leasehold period is 100 years or less, is depreciated on a straight-line basis over the remaining period of the lease. Leasehold land where the unexpired lease period is more than 100 years is not depreciated.

Buildings are depreciated on a straight-line basis over their useful lives estimated at 50 years or over the remaining lease period, whichever is shorter.

Other fixed assets
Depreciation is calculated using the straight-line method to write down the cost of other fixed assets to their residual values over their estimated useful lives as follows:

Intangible/Computer software	3 - 5 years
Office equipment	5 - 8 years
Furniture and fittings	5 - 8 years

The residual values of fixed assets are reviewed on each balance sheet date.

Subsequent expenditure relating to properties and other fixed assets that has already been recognised is added to the carrying amount of the asset only when it is probable that future economic benefit associated with the item can be measured reliably. Other subsequent expenditure is recognised as hire and maintenance expense in the income statement during the financial year in which it is incurred.

On disposal of an item of properties and other fixed assets, the difference between the net disposal proceeds and its carrying amount is taken to the income statement.

2.12 Impairment of non-financial assets

Goodwill
An impairment loss is recognised when the carrying amount of a CGU, including the goodwill, exceeds the recoverable amount of the CGU. Recoverable amount of a CGU is the higher of the CGU's fair value less cost to sell and their value-in-use.

An impairment loss on goodwill recognised in the income statement cannot be reversed in subsequent periods.

Properties and other fixed assets, and investment in subsidiaries, associates and joint ventures
Properties (including investment properties) and other fixed assets, and investment in subsidiaries, associates and joint ventures are reviewed for impairment at each balance sheet date to determine if events or changes in circumstances indicate that the carrying value may not be recoverable. If such an indication exists, the carrying value of the asset is written down to its recoverable amount (being the higher of the fair value less cost to sell and the value-in-use). The impairment loss is charged to the income statement.

2.13 Financial liabilities

The Group classifies its financial liabilities in the following categories: (a) financial liabilities at fair value through profit or loss; and (b) financial liabilities at amortised cost.

Financial liabilities are classified as financial liabilities at fair value through profit or loss if they are incurred for the purpose of short-term repurchasing (held for trading) or designated by management on initial recognition (designated under the fair value option).

Derivatives are classified as held for trading unless they are designated as hedging instruments. The specific Group accounting policy on derivatives is detailed in Note 2.15.

Financial liabilities designated under the fair value option meet at least one of the following criteria upon designation:

- it eliminates or significantly reduces measurement or recognition inconsistencies that would otherwise arise from measuring financial liabilities, or recognising gains or losses on them, using different bases; or
- the financial liability contains an embedded derivative that would otherwise need to be separately recorded.

Financial liabilities are initially recognised at fair value, net of transaction costs incurred, except for financial liabilities at fair value through profit or loss, for which transaction costs are expensed off immediately.

Financial liabilities classified at fair value through profit or loss are subsequently carried at fair value. Realised or unrealised gains or losses on financial liabilities held for trading and financial liabilities designated under the fair value option, except interest expense, are taken to "Net trading income" and "Net income from financial instruments designated at fair value" respectively in the income statement in the period they arise. All other financial liabilities are subsequently carried at amortised cost using the effective interest method.

The fair value of financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments. Where applicable, a valuation reserve or pricing adjustment is applied to arrive at the fair value.

A financial liability is removed or derecognised from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired.

2.14 Provisions and other liabilities

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognised as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date.

2.15 Derivative financial instruments and hedge accounting

Derivatives are initially recognised at fair value at the date on which a derivative contract is entered into and are subsequently remeasured at fair value. All derivatives are classified as assets when the fair value is positive (Positive fair values for financial derivatives) and as liabilities when the fair value is negative (Negative fair values for financial derivatives).

Changes in the fair value of derivatives other than those designated as fair value hedges, cash flow hedges or net investments in foreign operations hedges are included in "Net trading income".

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in "Net trading income".

For financial instruments designated as hedging instruments, each entity within the Group documents at the inception the relationship between the hedging instrument and hedged item, including the risk management objective for undertaking various hedge transactions and methods used to assess the effectiveness of the hedge. Each entity within the Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivative is highly effective in offsetting changes in the fair value or cash flows of the hedged item.

Fair value hedge

For a qualifying fair value hedge, the changes in the fair value of the derivative are recorded in the income statement, together with any changes in the fair value of the hedged item attributable to the hedged risk. Gain or loss arising from hedge ineffectiveness is recognised in the income statement.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item is amortised to the income statement over its remaining maturity, using the effective interest method.

Cash flow hedge

The effective portion of changes in the fair value of a derivative designated and qualifying as a hedge of future cash flows is recognised directly in the cash flow hedge reserve, and taken to the income statement in the periods when the hedged item affects profit or loss. The ineffective portion of the gain or loss is recognised immediately in the income statement under "Net trading income".

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in the cash flow hedge reserve remains until the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss in the cash flow hedge reserve is recognised immediately in the income statement.

Hedge of net investment in a foreign operation

Hedges of net investments in the Group's foreign operations are accounted for in a manner similar to cash flow hedges. The gain or loss from the derivative relating to the effective portion of the hedge is recognised in the capital reserve. The gain or loss relating to the ineffective portion of the hedge is recognised immediately in the income statement under "Net trading income". On disposal of the foreign operations, the cumulative gain or loss in the capital reserve is taken to the income statement under "Net trading income".

2.16 Employee benefits

Employee benefits, which include base pay, cash bonuses, share-based compensation, contribution to defined contribution plans such as the Central Provident Fund and other staff-related allowances, are recognised in the income statement when incurred. For defined contribution plans, contributions are made to publicly or privately administered funds on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Group has no further payment obligations.

Employee entitlement to annual leave is recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

2.17 Share-based compensation

Employee benefits also include share-based compensation, namely, the DBSH Share Ownership Scheme, the DBSH Share Option Plan, the DBSH Share Plan and the DBSH Employee Share Plan. The details of the Scheme and Plans are described in Note 42.

Equity instruments granted and ultimately vested under the Plans are recognised in the income statement based on the fair value of the equity instrument at the date of grant. The expense is amortised over the vesting period of each award, with a corresponding adjustment to the share option/plan reserves. Monthly contributions to the Scheme are expensed off when incurred.

For the DBSH Share Plan and the DBSH Employee Share Plan, a trust has been set up for each share plan. The employee trust funds are consolidated and the DBSH shares held by the trust funds are accounted for as "Treasury shares", which are included as a deduction within equity.

2.18 Current and deferred taxes

Current income tax for current and prior periods is recognised at the amount expected to be paid or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Temporary differences are not recognised for goodwill that is not deductible for tax purposes and for the initial recognition of assets or liabilities that neither affects accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted by the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not be reversed in the foreseeable future.

Deferred tax related to fair value re-measurement of available-for-sale investments, which are recognised in available-for-sale revaluation reserves, is also recognised in the available-for-sale revaluation reserves and subsequently in the income statement together with the deferred gain or loss.

2.19 Financial guarantees

A financial guarantee is initially recognised in the financial statements at fair value on the date the guarantee was given. Subsequent to initial recognition, the Group's liability under each guarantee is measured at the higher of the initial measurement less amortisation calculated to recognise the initial measurement in the income statement over the period of the financial guarantee and the best estimate of the expenditure required to settle any financial obligation arising at the balance sheet date. Examples include letter of credit, shipping guarantee, airway guarantee, letter of guarantee etc.

The exposure to potential losses associated with a financial guarantee is monitored periodically. When there is objective evidence indicating probability of losses occurring, a provision is recognised for the financial guarantee.

2.20 Share capital and treasury shares

Ordinary shares and preference shares which do not result in the Group having a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities with the holder under conditions that are potentially unfavourable to the Group, are classified as equity. Incremental external costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

When any entity within the Group purchases the Company's ordinary shares (treasury shares), the consideration paid including any directly attributable incremental cost is presented as a component within equity, until they are cancelled, sold or reissued.

When treasury shares are subsequently cancelled, the cost of treasury shares is deducted against either the share capital account or retained earnings. When treasury shares are subsequently sold or reissued, any realised gain or loss on sale or reissue, net of any directly attributable incremental transaction costs and related income tax, is recognised in the capital reserve of the Company.

2.21 Dividend payments

Interim dividends are recorded during the financial year in which they are declared payable. Final dividends are recorded during the financial year in which the dividends are approved by the shareholders at the Annual General Meeting.

2.22 Offsetting financial instruments

Certain financial assets and liabilities offset each other and the net amount is reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle them on a net basis, or realise the asset and settle the liability simultaneously.

2.23 Operating leases

Operating leases are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment that has to be made to the lessor is recognised as an expense in the period the termination takes place.

Notes to the Financial Statements

for the year ended 31 December 2009

2.24 Fiduciary activities

Assets and income belonging to a customer for whom the Group acts in a fiduciary capacity as nominee, trustee or agent, are excluded from the financial statements.

3 EFFECTS ON FINANCIAL STATEMENTS ON ADOPTION OF NEW OR REVISED FRS

The Group has not applied the following FRS and INT FRS that have been issued but are not yet effective.

FRS 27: Consolidated and Separate Financial Statements
Amendments to FRS 27 become effective for financial years beginning on or after 1 January 2010. The standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control. Such transactions will have no impact on goodwill, nor will it give rise to a gain or loss. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognised in profit or loss.

The changes introduced by FRS 27 must be applied prospectively and will affect future transactions with non-controlling interests.

FRS 103: Business Combinations
The revised FRS 103 becomes effective for financial years beginning on or after 1 January 2010. It introduces a number of changes in the accounting for business combinations. For example, there is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed.

The changes introduced by FRS 103 must be applied prospectively and will affect future business combinations.

Other new or revised accounting standards
The following new/revised accounting standards take effect for the Group for the financial year beginning 1 January 2010 or later periods. There is no expected material impact on the Group's financial statements from the adoption of these new/revised accounting changes:

- Amendments to FRS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items
- Amendments to FRS 39 Financial Instruments: Recognition and Measurement and INT FRS 109 Reassessment of Embedded Derivatives – Embedded Derivatives
- INT FRS 117: Distributions of Non-cash Assets to Owners
- Improvements to FRS

4 CRITICAL ACCOUNTING ESTIMATES

The Group's accounting policies and use of estimates are integral to the reported results. Certain accounting estimates require exercise of management's judgement in determining the appropriate methodology for valuation of assets and liabilities. In addition, procedures are in place to ensure that methodologies are reviewed and revised as appropriate. The Group believes its estimates for determining the valuation of its assets and liabilities are appropriate.

The following is a brief description of the Group's critical accounting estimates involving management's valuation judgement.

4.1 Impairment allowances on claims

It is the Group's policy to establish, through charges against profit, specific and general allowances in respect of estimated and inherent credit losses in its portfolio.

In determining specific allowances, management considers objective evidence of impairment and exercises judgement in estimating cash flows and collateral value. When a loan is impaired, a specific allowance is assessed by using the discounted cash flow method, measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the original effective interest rate. The amount of specific allowance also takes into account the collateral value, which may be discounted to reflect the impact of a forced sale or timely liquidation.

In determining general allowance, management considers country and portfolio risks, as well as industry practices. General allowances of at least 1% of credit exposures on and off-balance sheet (against which specific allowances have not been made) are maintained and adjusted for collaterals held. This is in accordance with the transitional arrangements under Notice to Banks No. 612, "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore.

4.2 Fair value of financial instruments

Fair value is defined as the value at which positions can be closed or sold in a transaction with a willing and knowledgeable counterparty. The majority of the Group's financial instruments reported at fair value are based on quoted and observable market prices or on internally developed models that are based on independently sourced market parameters, including interest rate yield curves, option volatilities and currency rates. Valuation reserves or pricing adjustments where applicable will be used to converge to fair value.

The determination of fair value is subject to the Valuation Framework approved by the Board Risk Management Committee and the oversight of senior management committees. The Valuation Framework is implemented by the Group through policies and procedures approved by the committees. These policies and procedures facilitate the exercise of judgement in determining the risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors used in the valuation process. Judgement may also be applied in estimating prices for less readily observable external parameters. Other factors such as model assumptions, market dislocations and unexpected correlations can also materially affect these estimates and the resulting fair value estimates.

4.3 Impairment review of goodwill on consolidation

The Group performs an impairment review to ensure that the carrying value of the goodwill does not exceed its recoverable amount from the CGU to which the goodwill is allocated. The recoverable amount represents the present value of the estimated future cash flows expected to arise from continuing operations. Therefore, in arriving at the recoverable amount, management exercises judgement in estimating the future cash flows, growth rate and discount rate. Refer to Note 26 for more details.

4.4 Income taxes

The Group has exposure to income taxes in numerous jurisdictions. Significant judgement is involved in determining the Group-wide provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for expected tax issues based on reasonable estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognised, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

4.5 Provisions for customer compensation

Judgement is needed to determine, taking into account the requirements in FRS 37 Provisions, Contingent Liabilities and Contingent Assets, the appropriate level of possible compensation payable to certain customers who had bought structured investment products from the Group. In making this judgement, the Group evaluates the likelihood and estimated amount of outflow of resources which will be required to settle the obligation with reference to advice from legal counsel.

5 NET INTEREST INCOME

In $ millions	The Group 2009	2008
Cash and balances with central banks and Due from banks	**378**	926
Loans and advances to customers	**4,075**	5,051
Debt securities	**1,661**	2,145
Total interest income	**6,114**	8,122
Due to banks	**109**	728
Due to non-bank customers	**1,131**	2,395
Others	**419**	698
Total interest expense	**1,659**	3,821
Net interest income	**4,455**	4,301
Comprising:		
Interest income for financial assets at fair value through profit or loss	**413**	808
Interest income for financial assets not at fair value through profit or loss	**5,701**	7,314
Interest expense for financial liabilities at fair value through profit or loss	**(196)**	(299)
Interest expense for financial liabilities not at fair value through profit or loss	**(1,463)**	(3,522)
Total	**4,455**	4,301

6 NET FEE AND COMMISSION INCOME

In $ millions	The Group 2009	2008
Fee and commission income	**1,688**	1,542
Fee and commission expense	**294**	268
Net fee and commission income	**1,394**	1,274
Comprising:		
Loan-related	**375**	299
Trade and remittances	**244**	225
Stock broking	**170**	152
Investment Banking	**146**	90
Credit Card	**143**	143
Wealth Management	**101**	137
Deposit-related	**84**	81
Guarantees	**57**	49
Others	**54**	66
Fund management	**20**	32
Net fee and commission income[(a)]	**1,394**	1,274

(a) Includes net fee and commission income of $44 million (2008: $62 million), which is derived from the provision of trust and other fiduciary services during the year. Net fee and commission income earned from financial assets or liabilities not at fair value through profit or loss is $612 million (2008: $521 million) during the year

Notes to the Financial Statements

for the year ended 31 December 2009

7 NET TRADING INCOME/(LOSS)

In $ millions	The Group 2009	2008
From trading businesses		
– Foreign exchange	**774**	660
– Interest rates, credit and equities[(a)]	**(21)**	(892)
Other businesses	**(53)**	45
Total	**700**	(187)

(a) Includes dividend income of $7 million (2008: $19 million)

8 NET (LOSS)/INCOME FROM FINANCIAL INSTRUMENTS DESIGNATED AT FAIR VALUE

In $ millions	The Group 2009	2008
Financial assets designated at fair value	**365**	(148)
Financial liabilities designated at fair value	**(632)**	358
Total	**(267)**	210

Gains or losses from changes in fair value of financial liabilities designated at fair value, not attributable to changes in market conditions, are not material. Refer to Note 32.

9 NET INCOME FROM FINANCIAL INVESTMENTS

In $ millions	The Group 2009	2008
Debt securities		
– Available-for-sale	**9**	66
– Loans and receivables	**2**	1
Equity securities [(a)] [(b)]	**243**	300
Total	**254**	367
Comprising net gains transferred from:		
Available-for-sale revaluation reserves	**312**	349

(a) There was no sale of unquoted securities in 2009. 2008 included $7 million gain on sale of unquoted equity securities which were stated at cost. Their carrying amounts were $48 million at the time of sale

(b) Includes dividend income of $20 million (2008: $29 million)

10 OTHER INCOME

In $ millions	The Group 2009	2008
Rental income	**17**	14
Net gain on properties and other fixed assets	**13**	27
Others	**37**	47
Total	**67**	88

11 EMPLOYEE BENEFITS

In $ millions	The Group 2009	2008
Salary and bonus	**1,124**	1,118
Contributions to defined contribution plans	**67**	59
Share-based expenses	**44**	28
Others[(a)] [(b)]	**57**	96
Total	**1,292**	1,301

(a) $22 million of cash grants (Job Credit Scheme) was received from the government in 2009. The amount received was deducted against the staff expenses

(b) 2008 included $45 million one-time restructuring costs

Included in the above is compensation paid to Company directors and directors of subsidiaries as follows:

In $ millions	The Group 2009	2008
Compensation paid to Company directors	**11**	13
Compensation paid to subsidiaries' directors	**19**	18
Total	**30**	31

12 OTHER EXPENSES

In $ millions	The Group 2009	2008
Computerisation expenses[(a)]	**367**	385
Occupancy expenses[(b)]	**236**	219
Revenue-related expenses	**132**	147
Others[(c)]	**382**	454
Total	**1,117**	1,205

(a) Includes hire and maintenance of computer hardware and software

(b) Includes rental expenses of office and branch premises of $125 million (2008: $120 million) and amounts incurred in the maintenance and service of buildings owned by the Group's subsidiary companies

(c) Includes office administration expenses (e.g. printing and stationery, telecommunications, etc), legal and professional fees

In $ millions	The Group 2009	2008
Hire and maintenance of fixed assets, including building-related expenses	**242**	229
Audit fees payable to external auditors[(a)]:		
– Singapore	**3**	3
– Outside Singapore	**2**	2
Non audit fees payable to external auditors[(a)]:		
– Singapore	**2**	1
– Outside Singapore	**#**	#
Directors' fees payable to:		
– Company directors	**2**	2
– Subsidiaries' directors	**1**	1

 # Amount under $500,000

(a) PricewaterhouseCoopers network firms

13 ALLOWANCES FOR CREDIT AND OTHER LOSSES

In $ millions	The Group 2009	2008
Loans and advances to customers (Note 20)	**1,414**	524
Financial investments		
– Available-for-sale[(a)]	**31**	125
– Loans and receivables (Note 21)	**20**	185
Properties and other fixed assets (Note 28)	**2**	1
Off-balance sheet credit exposures (Note 33)	**4**	46
Others (bank loans and sundry debtors)	**81**	7
Total	**1,552**	888

(a) Includes one-time impairment charges for a Thailand investment of $23 million (2008: $104 million)

The table below shows the movements in specific and general allowances during the year for the Group:

	The Group					
In $ millions	Balance at 1 January	Charge to income statement	Net write-off during the year	Acquisition of new business[(a)]	Exchange and other movements	Balance at 31 December
2009						
Loans and advances to customers (Note 20)	**1,884**	**1,414**	**(406)**	**–**	**(55)**	**2,837**
Financial investments	**608**	**51**	**(386)**	**–**	**(9)**	**264**
Properties and other fixed assets (Note 28)	**72**	**2**	**–**	**–**	**–**	**74**
Off-balance sheet credit exposures (Note 33)	**177**	**4**	**–**	**–**	**18**	**199**
Others (bank loans and sundry debtors)	**94**	**81**	**(21)**	**–**	**14**	**168**
Total specific and general allowances	**2,835**	**1,552**	**(813)**	**–**	**(32)**	**3,542**
2008						
Loans and advances to customers (Note 20)	1,341	524	(238)	277	(20)	1,884
Financial investments	431	310	(138)	–	5	608
Properties and other fixed assets (Note 28)	25	1	–	46	–	72
Off-balance sheet credit exposures (Note 33)	132	46	–	–	(1)	177
Others (bank loans and sundry debtors)	90	7	–	–	(3)	94
Total specific and general allowances	2,019	888	(376)	323	(19)	2,835

(a) Relates to allowances arising from the acquisition of Bowa Commercial Bank's business in 2008 (refer to Note 27)

Notes to the Financial Statements

for the year ended 31 December 2009

14 INCOME TAX EXPENSE

Income tax expense in respect of profit for the financial year is analysed as follows:

In $ millions	The Group 2009	2008
Current tax expense		
– Current year	**473**	472
– Prior years' provision	**(124)**	(9)
Deferred tax expense		
– Effect of change in tax rate	**1**	–
– Origination of temporary differences	**(65)**	(17)
Total	**285**	446

The deferred (credit)/charge in the income statement comprises the following temporary differences:

In $ millions	The Group 2009	2008
Accelerated tax depreciation	**(17)**	6
Allowances for loan losses	**(75)**	(11)
Other temporary differences	**28**	(12)
Deferred tax credit to income statement	**(64)**	(17)

The tax on the Group's profit (before share of profits of associates) differs from the theoretical amount that would arise using the Singapore basic tax rate as follows:

In $ millions	The Group 2009	2008
Profit	**2,447**	2,510
Prima facie tax calculated at a tax rate of 17% (2008: 18%)	**416**	452
Effect of different tax rates in other countries	**25**	63
Effect of change in tax rate	**1**	–
Income not subject to tax	**(47)**	(61)
Income taxed at concessionary rate	**(97)**	(42)
Non-tax deductible provisions	**3**	31
Others	**(16)**	3
Income tax expense charged to income statement	**285**	446

Refer to Note 29 for further information on deferred tax assets/liabilities.

15 EARNINGS PER ORDINARY SHARE

In $ millions		The Group 2009	2008
Weighted average number of ordinary shares in issue	(a)	**2,234**	1,512
Dilutive effect of share options		**1**	5
Full conversion of non-voting redeemable CPS		**98**	66
Full conversion of non-voting convertible preference shares		**#**	#
Adjustments for effects of rights shares issued		**–**	794[e]
Weighted average number of ordinary shares in issue (diluted)	(aa)	**2,333**	2,377

Amount under $500,000

In $ millions		The Group 2009	2008
Net profit attributable to shareholders (Net Profit)	(b)	**2,041**	1,929
Net profit (less preference dividends)	(c)	**2,011**	1,909
Earnings per ordinary share ($)			
Basic	(c)/(a)	**0.90**	1.07[d]
Diluted	(b)/(aa)	**0.87**	1.04[d]

(d) Post rights earnings per share
(e) Include ordinary shares, non-voting redeemable CPS and non-voting convertible preference shares

For the purpose of calculating the diluted earnings per ordinary share, the weighted average number of ordinary shares in issue is adjusted to take into account the effect of a full conversion of non-voting convertible preference shares (CPS) and non-voting redeemable CPS. In addition, the calculation takes into account the exercise of all outstanding share options granted to employees when such shares would be issued at a price lower than the average share price during the financial year.

16 MEASUREMENT BASIS OF FINANCIAL INSTRUMENTS

	The Group 2009					
In $ millions	Held for trading	Designated at fair value through profit or loss	Loans and receivables/ amortised cost	Available-for-sale	Hedging derivatives	Total
Assets						
Cash and balances with central banks	–	–	22,515	–	–	22,515
Singapore Government securities and treasury bills	2,715	–	–	13,245	–	15,960
Due from banks	–	–	22,203	–	–	22,203
Financial assets at fair value through profit or loss	10,043	1,214	–	–	–	11,257
Positive fair values for financial derivatives	15,757	–	–	–	258	16,015
Loans and advances to customers	–	–	129,973	–	–	129,973
Financial investments	–	–	5,055	20,676	–	25,731
Securities pledged	534	–	–	250	–	784
Other assets	–	–	6,011	–	–	6,011
Total financial assets	29,049	1,214	185,757	34,171	258	250,449
Other asset items outside the scope of FRS 39[(a)]						8,195
Total assets						258,644
Liabilities						
Due to banks	–	–	9,108	–	–	9,108
Due to non-bank customers	–	–	178,448	–	–	178,448
Financial liabilities at fair value through profit or loss	7,469	1,748	–	–	–	9,217
Negative fair values for financial derivatives	16,142	–	–	–	264	16,406
Bills payable	–	–	501	–	–	501
Other liabilities	–	–	6,290	–	–	6,290
Other debt securities in issue	–	–	413	–	–	413
Subordinated term debts	–	–	7,702	–	–	7,702
Total financial liabilities	23,611	1,748	202,462	–	264	228,085
Other liability items outside the scope of FRS 39[(b)]						1,060
Total liabilities						229,145

(a) Includes investments in associates, goodwill on consolidation, properties and other fixed assets, investment properties and deferred tax assets

(b) Includes current tax liabilities, deferred tax liabilities and loss allowances for off-balance sheet credit exposures

Notes to the Financial Statements

for the year ended 31 December 2009

	The Group 2008					
In $ millions	Held for trading	Designated at fair value through profit or loss	Loans and receivables/ amortised cost	Available-for-sale	Hedging derivatives	Total
Assets						
Cash and balances with central banks	–	–	15,790	–	–	15,790
Singapore Government securities and treasury bills	3,063	–	–	11,734	–	14,797
Due from banks	–	–	20,467	–	–	20,467
Financial assets at fair value through profit or loss	7,944	1,457	–	–	–	9,401
Positive fair values for financial derivatives	31,876	–	–	–	452	32,328
Loans and advances to customers	–	–	125,841	–	–	125,841
Financial investments	–	–	5,103	17,679	–	22,782
Securities pledged	787	–	–	210	–	997
Other assets	–	–	6,089	–	–	6,089
Total financial assets	43,670	1,457	173,290	29,623	452	248,492
Other asset items outside the scope of FRS 39[(a)]						8,226
Total assets						256,718
Liabilities						
Due to banks	–	–	9,021	–	–	9,021
Due to non-bank customers	–	–	163,359	–	–	163,359
Financial liabilities at fair value through profit or loss	9,369	1,913	–	–	–	11,282
Negative fair values for financial derivatives	31,494	–	–	–	424	31,918
Bills payable	–	–	714	–	–	714
Other liabilities	–	–	5,697	–	–	5,697
Other debt securities in issue	–	–	638	–	–	638
Subordinated term debts	–	–	9,085	–	–	9,085
Total financial liabilities	40,863	1,913	188,514	–	424	231,714
Other liability items outside the scope of FRS 39[(b)]						1,001
Total liabilities						232,715

(a) Includes investments in associates, goodwill on consolidation, properties and other fixed assets, investment properties and deferred tax assets
(b) Includes current tax liabilities, deferred tax liabilities and loss allowances for off-balance sheet credit exposures

In 2009, the Group reclassified certain financial assets out of the held for trading category into the loans and receivables category as there was no active market and no intention to trade. The Group has the intention and ability to hold these reclassified assets for the foreseeable future or until maturity at the date of reclassification. In the current year before reclassification, the Group has recognised a net loss of $1 million (2008: net gain of $4 million) in the income statement. As at the date of reclassification of the financial assets, the effective interest rate on the reclassified assets was 3.86%. The estimated amounts of undiscounted cash flows expected to be recovered from these reclassified financial assets is $102 million.

In the previous financial year, the Group reclassified certain financial assets which were no longer held for selling in the near term, out of the held for trading category into the available-for-sale category. If the Group had not reclassified the financial assets, fair value gains recognised for the year in respect of the reclassified assets outstanding at year end would have amounted to $105 million (2008: losses of $340 million) in the income statement.

During 2008, the Group also reclassified certain financial assets out of the available-for-sale category into the loans and receivables category. The Group has the intention and ability to hold these reclassified assets for the foreseeable future or until maturity. If the Group had not reclassified the assets, fair value gains recognised for the year in respect of the reclassified assets outstanding at year end would have amounted to $132 million (2008: losses of $214 million) in the revaluation reserves.

The fair values and carrying amounts of the reclassified financial assets are as follows:

In $ millions Reclassified from	Reclassified to	Fair values and carrying amounts on date of reclassification	Fair values as at 31 December 2009	Carrying amounts as at 31 December 2009
Reclassified in 2009				
Held for trading	Loans and receivables	**99**	**83**	**83**
Reclassified in 2008				
Held for trading	Available-for-sale	**2,389**	**1,720**	**1,720**
Available-for-sale	Loans and receivables	**1,789**	**1,598**	**1,544**
Total		**4,277**	**3,401**	**3,347**

In 2009, $182 million of net income (2008: $97 million) was recognised in the income statement and a fair value gain of $105 million (2008: loss of $246 million) was recognised in the revaluation reserves for the reclassified financial assets.

17 CASH AND BALANCES WITH CENTRAL BANKS

In $ millions	The Group 2009	2008
Cash on hand	**1,388**	1,040
Balances with central banks		
– Restricted balances	**3,234**	3,112
– Non-restricted balances	**17,893**	11,638
Total	**22,515**	15,790

18 SINGAPORE GOVERNMENT SECURITIES AND TREASURY BILLS

In $ millions	The Group 2009	2008
Held for trading	**2,715**	3,063
Available-for-sale	**13,245**	11,734
Total	**15,960**	14,797
Market value	**15,960**	14,797

19 FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

In $ millions	The Group 2009	2008
Trading		
Other government securities and treasury bills	**3,893**	2,102
Corporate debt securities	**3,874**	3,805
Equity securities	**284**	295
Loans and advances to customers	**6**	50
Other financial assets (due from banks)	**1,986**	1,692
Sub-total	**10,043**	7,944
Fair value designated		
Other government securities and treasury bills	**25**	24
Corporate debt securities	**585**	842
Loans and advances to customers	**604**	591
Sub-total	**1,214**	1,457
Total	**11,257**	9,401
Analysed by industry		
Manufacturing	**578**	1,133
Building and construction	**243**	205
General commerce	**85**	45
Transportation, storage and communications	**378**	347
Financial institutions, investment and holding companies	**4,857**	4,598
Government	**3,918**	2,126
Others	**1,198**	947
Total	**11,257**	9,401

Notes to the Financial Statements

for the year ended 31 December 2009

Fair value designated loans and advances and related credit derivatives/enhancements		
Maximum credit exposure	**604**	591
Credit derivatives/enhancements – protection bought	**(604)**	(591)
Cumulative change in fair value arising from changes in credit risk	**(16)**	(55)
Cumulative change in fair value of related credit derivatives/enhancements	**16**	55

Changes in fair value arising from changes in credit risk are determined as the amount of change in their fair value that is not attributable to changes in market conditions that give rise to market risk. Changes in market conditions that give rise to market risk include changes in a benchmark interest rate, foreign exchange rate or index of prices or rates.

During the year, the amount of change in the fair value of the loans and advances attributable to credit risk was $39 million (2008: $15 million).

During the year, the amount of change in the fair value of the related credit derivatives/enhancements was $39 million (2008: $15 million).

20 LOANS AND ADVANCES TO CUSTOMERS

	The Group	
In $ millions	**2009**	**2008**
Gross	**132,810**	127,725
Less: Specific allowances	**1,512**	868
General allowances	**1,325**	1,016
Net total	**129,973**	125,841
Comprising:		
Bills receivable	**5,023**	4,648
Loans	**124,950**	121,193
Net total	**129,973**	125,841
Analysed by industry		
Manufacturing	**16,120**	15,356
Building and construction	**18,426**	17,931
Housing loans	**33,120**	29,375
General commerce	**13,304**	13,075
Transportation, storage and communications	**12,277**	12,457
Financial institutions, investment and holding companies	**16,674**	14,490
Professionals and private individuals (except housing loans)	**10,873**	10,478
Others	**12,016**	14,563
Gross total	**132,810**	127,725
Analysed by products		
Long-term loans	**65,622**	61,964
Short-term facilities	**25,659**	28,369
Overdrafts	**3,410**	3,410
Housing loans	**33,120**	29,381
Trade financing	**4,999**	4,601
Gross total	**132,810**	127,725
Analysed by currency and fixed/variable pricing		
Fixed rates[(a)]		
Singapore dollar	**22,489**	15,788
Hong Kong dollar	**621**	664
US dollar	**2,500**	1,736
Others	**2,940**	2,695
Sub-total	**28,550**	20,883
Floating or adjustable rates[(b)]		
Singapore dollar	**34,214**	37,732
Hong Kong dollar	**29,653**	28,683
US dollar	**26,438**	25,835
Others	**13,955**	14,592
Sub-total	**104,260**	106,842
Gross total	**132,810**	127,725

(a) Fixed rate loans refer to long-term loans where the interest rates are fixed for the initial few years for certain mortgage loans, and over the entire loan period for other loans

(b) Floating or adjustable rate loans refer to loans that are pegged to prime, short-term cost of funds or inter-bank rates

The table below shows the movements in specific and general allowances during the year for the Group:

In $ millions	2009				
	Balance at 1 January	Charge/ (Write-back) to income statement	Net write-off during the year	Exchange and other movements	Balance at 31 December
Specific allowances					
Manufacturing	**340**	**229**	**(189)**	**(12)**	**368**
Building and construction	**29**	**3**	**(8)**	**(1)**	**23**
Housing loans	**41**	**(6)**	**(7)**	**–**	**28**
General commerce	**174**	**152**	**(92)**	**(6)**	**228**
Transportation, storage and communications	**5**	**94**	**(1)**	**(1)**	**97**
Financial institutions, investment and holding companies	**66**	**526**	**1**	**(4)**	**589**
Professionals and private individuals (except housing loans)	**109**	**75**	**(92)**	**(3)**	**89**
Others	**104**	**7**	**(18)**	**(3)**	**90**
Total specific allowances	**868**	**1,080**	**(406)**	**(30)**	**1,512**
General allowances					
Manufacturing	**150**	**53**	**–**	**(4)**	**199**
Building and construction	**179**	**57**	**–**	**(4)**	**232**
Housing loans	**48**	**9**	**–**	**(1)**	**56**
General commerce	**129**	**39**	**–**	**(3)**	**165**
Transportation, storage and communications	**125**	**32**	**–**	**(3)**	**154**
Financial institutions, investment and holding companies	**144**	**64**	**–**	**(4)**	**204**
Professionals and private individuals (except housing loans)	**104**	**34**	**–**	**(2)**	**136**
Others	**137**	**46**	**–**	**(4)**	**179**
Total general allowances	**1,016**	**334**	**–**	**(25)**	**1,325**
Total allowances	**1,884**	**1,414**	**(406)**	**(55)**	**2,837**

Notes to the Financial Statements

for the year ended 31 December 2009

In $ millions	Balance at 1 January	Charge/ (Write-back) to income statement	Net write-off during the year	Acquisition of new business[a]	Exchange and other movements	Balance at 31 December
				2008		
Specific allowances						
Manufacturing	154	218	(86)	54	–	340
Building and construction	19	(11)	(4)	25	–	29
Housing loans	33	(32)	7	33	–	41
General commerce	127	(6)	(8)	61	–	174
Transportation, storage and communications	4	(1)	(3)	5	–	5
Financial institutions, investment and holding companies	9	57	–	–	–	66
Professionals and private individuals (except housing loans)	37	140	(118)	50	–	109
Others	53	43	(26)	35	(1)	104
Total specific allowances	436	408	(238)	263	(1)	868
General allowances						
Manufacturing	139	14	–	–	(3)	150
Building and construction	129	53	–	–	(3)	179
Housing loans	134	(85)	–	–	(1)	48
General commerce	99	32	–	–	(2)	129
Transportation, storage and communications	112	15	–	–	(2)	125
Financial institutions, investment and holding companies	124	23	–	–	(3)	144
Professionals and private individuals (except housing loans)	97	9	–	–	(2)	104
Others	71	55	–	14	(3)	137
Total general allowances	905	116	–	14	(19)	1,016
Total allowances	1,341	524	(238)	277	(20)	1,884

(a) Relates to allowances arising from the acquisition of Bowa Commercial Bank's business in 2008 (refer to Note 27)

21 FINANCIAL INVESTMENTS

In $ millions	The Group 2009	2008
Available-for-sale		
Quoted other government securities and treasury bills	**7,539**	4,549
Quoted corporate debt securities	**12,121**	11,986
Quoted equity securities	**691**	793
Unquoted equity securities	**325**	351
Available-for-sale financial investments	**20,676**	17,679
Loans and receivables		
Other government securities and treasury bills	**146**	–
Corporate debt securities	**5,079**	5,586
Less: Impairment allowances for Corporate debt securities	**170**	483
Loans and receivables financial investments	**5,055**	5,103
Total	**25,731**	22,782
Market value of debt securities and quoted equity securities	**25,578**	22,255
Analysed by industry		
Manufacturing	**656**	629
Building and construction	**887**	816
General commerce	**582**	542
Transportation, storage and communications	**1,260**	906
Financial institutions, investment and holding companies	**10,513**	10,720
Government	**7,685**	4,549
Others	**4,148**	4,620
Total carrying value	**25,731**	22,782

The table below shows the movements in impairment allowances during the year for the Group:

In $ millions	Balance at 1 January	Charge to income statement	Net write-off during the year	Exchange and other movements	Balance at 31 December
2009					
Loans and receivables					
Corporate debt securities	**483**	**20**	**(331)**	**(2)**	**170**
2008					
Loans and receivables					
Corporate debt securities	293	185	3	2	483

Notes to the Financial Statements

for the year ended 31 December 2009

22 SECURITIES PLEDGED

In $ millions	The Group 2009	2008
Securities pledged		
Singapore Government securities and treasury bills	**55**	186
Other government securities and treasury bills	**702**	806
Corporate debt securities	**27**	5
Total securities pledged[a]	**784**	997
Related liabilities	**776**	991

(a) Includes financial assets at fair value through profit or loss of $534 million (2008: $787 million)

The Group enters into securities repurchase agreements and securities lending transactions under which it receives or transfers collateral in accordance with normal market practice.

23 SUBSIDIARIES

In $ millions	The Company 2009	2008
Unquoted equity shares, at cost	**6,726**	6,726
Due from subsidiaries	**2,972**	19
Total	**9,698**	6,745

Refer to Note 52 for details of significant subsidiaries.

24 JOINT VENTURES

The Group's share of income and expenses, and assets and liabilities of joint ventures at 31 December are as follows:

In $ millions	The Group 2009	2008
Income statement		
Share of income	**72**	89
Share of expenses	**(95)**	(87)
Balance sheet		
Share of total assets	**896**	865
Share of total liabilities	**772**	752

Refer to Note 52 for details of significant joint ventures.

25 INVESTMENTS IN ASSOCIATES

In $ millions	The Group 2009	2008
Unquoted		
Cost	**52**	92
Share of post acquisition reserves	**107**	81
Less: Impairment allowances	**–**	42
Sub-total	**159**	131
Quoted		
Cost	**1,231**	1,231
Impairment allowances	**(837)**	(837)
Net exchange translation adjustments	**(31)**	(10)
Share of post acquisition reserves	**150**	89
Sub-total	**513**	473
Total	**672**	604
Market value of quoted associates	**1,015**	794

The Group's share of income and expenses, assets and liabilities and off-balance sheet items of associates at 31 December are as follows:

In $ millions	The Group 2009	2008
Income statement		
Share of income	**411**	400
Share of expenses	**(319)**	(323)
Balance sheet		
Share of total assets	**5,220**	4,645
Share of total liabilities	**4,548**	4,021
Off-balance sheet		
Share of contingent liabilities and commitments	**48**	56

Refer to Note 52 for details of significant associates.

26 GOODWILL ON CONSOLIDATION

Set out below is the carrying value of the Group's goodwill arising from acquisition of subsidiaries and joint ventures as at 31 December, after an assessment for impairment is performed:

In $ millions	The Group 2009	2008
Balance at 1 January	**5,847**	5,842
Additional interest in a subsidiary	**–**	11
Exchange differences	**–**	(6)
Balance at 31 December	**5,847**	5,847

Goodwill arising from acquisition of subsidiaries and joint ventures is allocated to the Group's cash-generating units or groups of cash-generating units as follows:

In $ millions	2009	2008
DBS Bank (Hong Kong) Limited	**5,649**	5,649
DBS Vickers Securities Holdings Pte Ltd	**154**	154
Cholamandalam DBS Finance Limited	**27**	27
Primefield Company Pte Ltd	**17**	17
Total	**5,847**	5,847

Key assumptions used for value-in-use calculations:

	DBS Bank (Hong Kong) Limited	DBS Vickers Securities Holdings Pte Ltd
Growth rate	4.5%	4.0%
Discount rate	9.5%	9.0%

The recoverable amounts are determined based on a value-in-use calculation. These calculations use cash flow projections based on financial budgets and forecasts approved by senior management, taking into account projected regulatory capital requirements. The recoverable value is determined by discounting the cash flow projections to their present values. The terminal value reflecting all periods beyond the fifth year is calculated based on the forecast fifth year profit, the cost of equity and the long term growth rate stated above. The growth rates do not exceed the long-term average growth rate for the market in which the businesses operate.

The process of evaluating goodwill impairment requires significant management judgement, the results of which are highly sensitive to the assumptions used. The review of goodwill impairment represents management's best estimate of the various factors, including the future cash flows and the rates used.

If the estimated long term growth rates for DBS Bank (Hong Kong) Limited and DBS Vickers Securities Holdings Pte Ltd are reduced by 25 basis points or the estimated discount rates increased by 25 basis points, the recoverable amounts for these entities would still be higher than the carrying amounts. On this basis, the Group concluded that goodwill remains recoverable at 31 December 2009. However, if conditions in Hong Kong and the banking industry deteriorate and turn out to be significantly worse than anticipated in the Group's performance forecasts, goodwill may need to be impaired in future periods.

27 ACQUISITION

On 1 February 2008, the Group successfully bid for selected assets and liabilities of Bowa Commercial Bank (Bowa), a bank in Taiwan. Bowa was a distressed bank taken over by the Central Deposit Insurance Corporation (CDIC) of Taiwan. Under the terms of the transaction, the Group acquired Bowa's business including "good bank assets" of approximately $2.8 billion of identifiable assets, $4.7 billion of deposits and other liabilities, 39 branches, 3 business units and over 750,000 depositors, with a payment of approximately $2 billion received from the Financial Restructuring Fund of the Executive Yuan and CDIC. The effective date of acquisition was 24 May 2008.

The fair values of the identifiable assets and liabilities arising from the acquisition of Bowa Commercial Bank were as follows:

In $ millions	Recognised on acquisition by the Group	Acquiree's carrying amount
Cash and balances with central banks	215	215
Due from banks	139	139
Financial assets at fair value through profit or loss	5	6
Loans and advances to non-bank customers	2,053	2,139
Financial investments	169	173
Properties and other fixed assets	121	123
All other assets	55	38
Total identifiable assets	2,757	2,833
Due to banks	1,412	1,412
Due to non-bank customers	3,139	3,139
Other debt securities in issue	88	88
All other liabilities	74	69
Total identifiable liabilities	4,713	4,708

Notes to the Financial Statements

for the year ended 31 December 2009

In $ millions	Recognised on acquisition by the Group	Acquiree's carrying amount
Identifiable net assets acquired	1,956	Not applicable
Cash consideration received	1,956	Not applicable
Add:		
Cash and cash equivalents from business acquired	215	Not applicable
Net proceeds from acquisition	2,171	Not applicable

28 PROPERTIES AND OTHER FIXED ASSETS

The Group leases out investment properties under operating leases. The leases typically run for an initial period of one to five years, and may contain an option to renew the lease after that date at which time all terms will be renegotiated. None of the leases include contingent rentals.

The minimum lease receivables as at the balance sheet date are as follows:

In $ millions	The Group 2009	2008
Minimum lease receivable		
Not later than 1 year	**15**	14
Later than 1 year but not later than 5 years	**18**	23
Total	**33**	37

In $ millions	Investment property	The Group Non-investment property Owner-occupied property	Other fixed assets[a]	Subtotal of non-investment property	Total
	(1)	(2)	(3)	(4)=(2+3)	(5)=(1+4)
2009					
Cost					
Balance at 1 January	**350**	**1,122**	**848**	**1,970**	**2,320**
Additions	**–**	**4**	**175**	**179**	**179**
Disposals	**(6)**	**(12)**	**(105)**	**(117)**	**(123)**
Transfer	**158**	**(158)**	**–**	**(158)**	**–**
Exchange differences	**–**	**(12)**	**1**	**(11)**	**(11)**
Balance at 31 December	**502**	**944**	**919**	**1,863**	**2,365**
Less: Accumulated depreciation					
Balance at 1 January	**57**	**188**	**399**	**587**	**644**
Depreciation charge	**6**	**24**	**165**	**189**	**195**
Disposals	**–**	**(5)**	**(74)**	**(79)**	**(79)**
Transfer	**41**	**(41)**	**–**	**(41)**	**–**
Exchange differences	**–**	**(2)**	**1**	**(1)**	**(1)**
Balance at 31 December	**104**	**164**	**491**	**655**	**759**
Less: Allowances for impairment	**–**	**74**	**–**	**74**	**74**
Net book value at 31 December	**398**	**706**	**428**	**1,134**	**1,532**
Market value at 31 December	**509**	**1,106**	**–**	**–**	**–**

In $ millions	Investment property	Owner-occupied property	Other fixed assets[a]	Subtotal of non-investment property	Total
		The Group Non-investment property			
	(1)	(2)	(3)	(4)=(2+3)	(5)=(1+4)
2008					
Cost					
Balance at 1 January[b]	350	981	827	1,808	2,158
Acquisition of new business	–	173	42	215	215
Additions	–	6	172	178	178
Disposals	–	(62)	(190)	(252)	(252)
Exchange differences	–	24	(3)	21	21
Balance at 31 December	350	1,122	848	1,970	2,320
Less: Accumulated depreciation					
Balance at 1 January[b]	51	179	369	548	599
Acquisition of new business	–	18	30	48	48
Depreciation charge	6	27	116	143	149
Disposals	–	(36)	(115)	(151)	(151)
Exchange differences	–	–	(1)	(1)	(1)
Balance at 31 December	57	188	399	587	644
Less: Allowances for impairment					
– Acquisition of new business	–	46	–	46	46
– Others	–	26	–	26	26
Net book value at 31 December	293	862	449	1,311	1,604
Market value at 31 December	415	1,267	–	–	–

(a) Refers to computer hardware, software, office equipment, furniture and fittings and other fixed assets
(b) Cost and accumulated depreciation balance at 1 January 2008 have been restated to be consistent with the current year's presentation

Movements in allowances for impairment of properties during the year are as follows:

In $ millions	The Group 2009	2008
Balance at 1 January	**72**	25
Acquisition of new business	**–**	46
Charge to income statement	**2**	1
Balance at 31 December	**74**	72

28.1 The net book value of PWC Building, being property held both for the purpose of generating rental income and for owner occupancy, was $423 million as at 31 December 2009 (2008: $452 million). Its fair value was independently appraised at $542 million (2008: $628 million).

Notes to the Financial Statements

for the year ended 31 December 2009

29 DEFERRED TAX ASSETS/LIABILITIES

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The deferred tax assets and liabilities are to be recovered and settled after one year and the following amounts, determined after appropriate offsetting, are shown in the balance sheet. The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

In $ millions	The Group 2009	The Group 2008
Deferred tax assets	**144**	171
Deferred tax liabilities	**(54)**	(45)
Total	**90**	126

The movement in deferred tax (prior to offsetting of balances within the same tax jurisdiction) is as follows:

In $ millions — The Group 2009

Deferred income tax assets	Allowances for losses	Other temporary differences	Total
Balance at 1 January	**98**	**62**	**160**
Credit/(Charge) to income statement	**75**	**(18)**	**57**
Balance at 31 December	**173**	**44**	**217**

Deferred income tax liabilities	Accelerated tax depreciation	Available-for-sale investments	Other temporary differences	Total
Balance at 1 January	**(124)**	**91**	**(1)**	**(34)**
Credit/(Charge) to income statement	**17**	**–**	**(10)**	**7**
Charge to equity	**–**	**(100)**	**–**	**(100)**
Balance at 31 December	**(107)**	**(9)**	**(11)**	**(127)**

In $ millions — The Group 2008

Deferred income tax assets	Allowances for losses	Other temporary differences	Total
Balance at 1 January	87	51	138
Credit to income statement	11	11	22
Balance at 31 December	98	62	160

Deferred income tax liabilities	Accelerated tax depreciation	Available-for-sale investments	Other temporary differences	Total
Balance at 1 January	(118)	(165)	(2)	(285)
(Charge)/Credit to income statement	(6)	–	1	(5)
Credit to equity	–	256	–	256
Balance at 31 December	(124)	91	(1)	(34)

30 OTHER ASSETS

In $ millions	The Group 2009	2008
Accrued interest receivable	**855**	1,019
Deposits and prepayments	**183**	134
Clients' monies receivable from securities business	**783**	316
Sundry debtors and others	**4,190**	4,620
Total	**6,011**	6,089

31 DUE TO NON-BANK CUSTOMERS

In $ millions	The Group 2009	2008
Analysed by currency		
Singapore dollar	**99,608**	89,331
US dollar	**28,939**	26,858
Hong Kong dollar	**23,543**	23,052
Others	**26,358**	24,118
Total	**178,448**	163,359
Analysed by product		
Savings accounts	**82,751**	70,369
Current accounts	**27,705**	20,730
Fixed deposits	**64,124**	70,580
Other deposits	**3,868**	1,680
Total	**178,448**	163,359

32 FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

In $ millions	The Group 2009	2008
Trading		
Other debt securities in issue (Note 32.1)	**1,622**	1,779
Due to non-bank customers		
– structured investments	**3,426**	4,405
– others	**853**	1,305
Payable in respect of short sale of securities	**1,356**	1,330
Other financial liabilities	**212**	550
Sub-total	**7,469**	9,369
Fair value designated[(a)]		
Due to non-bank customers		
– structured investments	**705**	790
Other debt securities in issue (Note 32.2)	**1,043**	1,123
Sub-total	**1,748**	1,913
Total	**9,217**	11,282

(a) *Changes in fair value arising from changes in credit risks are determined as the amount of change in fair value that is not attributable to changes in market conditions that give rise to market risk. Changes in market conditions that give rise to market risk include changes in benchmark interest rate, foreign exchange rate or index of prices or rates. Change in fair value arising from change in credit risks is not significant. Net unrealised gain for the fair value designated liabilities amount to $13 million at 31 December 2009 (2008: $628 million)*

32.1 Other debt securities in issue (Trading)

Details of other debt securities issued and outstanding at 31 December are as follows:

In $ millions Type	Issue Date	Maturity Date	The Group 2009	2008
Issued by the Bank				
Equity linked notes	29 Jan 2007 to 31 Dec 2009	4 Jan 2010 to 13 May 2013	**644**	467
Credit linked notes	7 Apr 2003 to 9 Sep 2009	20 Mar 2010 to 5 Jul 2017	**846**	1,075
Interest linked notes	9 Dec 2005 to 29 Dec 2009	9 Dec 2010 to 14 Jan 2015	**58**	211
Foreign exchange linked notes	31 Mar 2008 to 30 Dec 2009	6 Jan 2010 to 23 May 2011	**74**	26
Total			**1,622**	1,779
Due within 1 year			**934**	485
Due after 1 year			**688**	1,294
Total			**1,622**	1,779

Notes to the Financial Statements

for the year ended 31 December 2009

32.2 Other debt securities in issue (Fair value designated)

In $ millions	The Group 2009	2008
Negotiable certificates of deposit	–	56
Other debt securities	**1,043**	1,067
Total	**1,043**	1,123
Due within 1 year	**892**	795
Due after 1 year	**151**	328
Total	**1,043**	1,123

Details of other debt securities issued and outstanding at 31 December are as follows:

In $ millions Type	Issue Date	Maturity Date	The Group 2009	2008
Issued by the Bank				
Credit linked notes	14 Jul 2005 to 29 Dec 2009	15 Jan 2010 to 13 Jan 2014	**726**	758
Issued by other subsidiaries				
Equity linked notes	10 Nov 2006	10 Nov 2011	**90**	50
Credit linked notes	30 Jun 2005 to 5 Sep 2007	29 Mar 2010 to 5 Sep 2014	**227**	259
Total			**1,043**	1,067

33 OTHER LIABILITIES

In $ millions	The Group 2009	2008
Sundry creditors	**4,028**	3,254
Cash collaterals received in respect of derivative portfolios	**336**	830
Interest payable	**291**	487
Loss allowances for off-balance sheet credit exposures	**199**	177
Clients' monies payable in respect of securities business	**640**	297
Other payable	**995**	829
Total	**6,489**	5,874

The table below shows the movements in loss allowances for off-balance sheet credit exposures during the year for the Group:

In $ millions	Balance at 1 January	Charge to income statement	Exchange and other movements	Balance at 31 December
2009				
Contingent liabilities and commitments	**177**	**4**	**18**	**199**
2008				
Contingent liabilities and commitments	132	46	(1)	177

The industry breakdown of allowances of off-balance sheet credit exposures during the year are as follows:

In $ millions	Balance at 1 January	2009 Charge/ (Write-back) to income statement	Exchange and other movements	Balance at 31 December
Off-balance sheet credit exposures				
Manufacturing	**31**	**–**	**3**	**34**
Building and construction	**12**	**(1)**	**1**	**12**
Housing loans	**1**	**–**	**–**	**1**
General commerce	**26**	**(4)**	**2**	**24**
Transportation, storage and communications	**12**	**(3)**	**1**	**10**
Financial institutions, investment and holding companies	**45**	**(16)**	**3**	**32**
Professionals and private individuals (except housing loans)	**21**	**31**	**5**	**57**
Others	**29**	**(3)**	**3**	**29**
Total	**177**	**4**	**18**	**199**

In $ millions	Balance at 1 January	2008 Charge to income statement	Exchange and other movements	Balance at 31 December
Off-balance sheet credit exposures				
Manufacturing	27	4	–	31
Building and construction	8	4	–	12
Housing loans	1	–	–	1
General commerce	19	7	–	26
Transportation, storage and communications	9	3	–	12
Financial institutions, investment and holding companies	36	9	–	45
Professionals and private individuals (except housing loans)	9	12	–	21
Others	23	7	(1)	29
Total	132	46	(1)	177

34 OTHER DEBT SECURITIES IN ISSUE

In $ millions	The Group 2009	2008
Negotiable certificates of deposit	**281**	336
Other debt securities	**132**	302
Total	**413**	638
Due within 1 year	**44**	263
Due after 1 year	**369**	375
Total	**413**	638

Notes to the Financial Statements

for the year ended 31 December 2009

Details of negotiable certificates of deposit issued and outstanding at 31 December are as follows:

In $ millions Face Value	Interest Rate and Repayment Terms	Issue Date	Maturity Date	The Group 2009	2008
Issued by other subsidiaries					
HK$777m	3.48% to 4.22%, payable quarterly	22 Aug 2008 to 17 Oct 2008	26 Aug 2013 to 17 Oct 2018	**141**	151
HK$747m	3.70% to 4.20%, payable yearly	21 Aug 2008 to 12 Sep 2008	12 Sep 2012 to 28 Aug 2018	**140**	185
Total				**281**	336

Details of other debt securities issued and outstanding at 31 December are as follows:

In $ millions Face Value	Interest Rate and Repayment Terms	Issue Date	Maturity Date	The Group 2009	2008
Issued by the Bank					
TWD630m	2.50%, payable half-yearly	29 Apr 2004	29 Oct 2009	**–**	28
Type					
Issued by other subsidiaries/joint ventures					
Equity linked notes		24 Nov 2009 to 30 Dec 2009	7 Jan 2010 to 19 Feb 2010	**2**	–
Redeemable non-convertible debentures (Note (a))					
– Fixed rate at 9.35% to 13.00%		17 Nov 2006 to 20 Nov 2009	19 Feb 2010 to 21 Nov 2018	**130**	266
– Floating rate at MIBOR* +2.18%		18 Jul 2006 to 19 Jul 2006	17 Jul 2009 to 20 Jul 2009	**–**	8
Total				**132**	302

* *MIBOR: Mumbai Interbank Offer Rate*

(a) *The notes were issued by Cholamandalam DBS Finance Limited, a joint venture*

35 SUBORDINATED TERM DEBTS

Subordinated term debts issued by subsidiaries of the Group are classified as liabilities in accordance with FRS 32. Certain of these instruments qualify as Tier 2 capital for capital adequacy purposes. These subordinated term debts are junior long-term debts that have a lower priority claim on the Group's assets in the case of a default or liquidation.

In $ millions Face Value		Issue Date	Maturity Date	The Group 2009	 2008
Issued by the Bank					
US$750m	7.88% Subordinated Notes (Note 35.1)	10 Aug 1999	10 Aug 2009	–	1,099
US$500m	7.88% Subordinated Notes (Note 35.2)	15 Apr 2000	15 Apr 2010	**715**	766
US$850m	7.13% Subordinated Notes (Note 35.3)	15 May 2001	15 May 2011	**1,274**	1,340
US$750m	5.00% Subordinated Notes callable with step-up in 2014 (Note 35.4)	1 Oct 2004	15 Nov 2019	**1,089**	1,144
US$900m	Floating Rate Subordinated Notes callable with step-up in 2016 (Note 35.5)	16 Jun 2006	15 Jul 2021	**1,264**	1,293
S$500m	4.47% Subordinated Notes callable with step-up in 2016 (Note 35.6)	11 Jul 2006	15 Jul 2021	**500**	500
US$500m	5.13% Subordinated Notes callable with step-up in 2012 (Note 35.7)	15 May 2007	16 May 2017	**753**	788
US$1,500m	Floating Rate Subordinated Notes callable with step-up in 2012 (Note 35.8)	15 May 2007	16 May 2017	**2,107**	2,155
Total				**7,702**	9,085
Due within 1 year				**715**	1,099
Due after 1 year				**6,987**	7,986
Total				**7,702**	9,085

35.1 Interest is payable semi-annually on 10 February and 10 August commencing 10 February 2000. Part of the fixed rate funding has been converted to floating rate at three-month LIBOR + 1.05% via interest rate swaps. In computing the Group's capital adequacy ratio, these notes qualify as Tier 2 capital, the eligible amount being dependent on regulatory amortisation rules. The notes expired in 2009.

35.2 Interest is payable semi-annually on 15 April and 15 October commencing 15 October 2000. The fixed rate funding has been converted to floating rate at six-month LIBOR + 0.96% via interest rate swaps. In computing the Group's capital adequacy ratio, these notes qualify as Tier 2 capital, the eligible amount being dependent on regulatory amortisation rules.

35.3 Interest is payable semi-annually on 15 May and 15 November commencing 15 November 2001. The fixed rate funding has been converted to floating rate at three-month LIBOR + 1.25% via interest rate swaps. In computing the Group's capital adequacy ratio, these notes qualify as Tier 2 capital, the eligible amount being dependent on regulatory amortisation rules.

35.4 Interest is payable semi-annually on 15 May and 15 November commencing 15 May 2005. Part of the fixed rate funding has been converted to floating rate at three-month LIBOR + 0.61% via interest rate swaps. If the notes are not called at the tenth year, the interest rate steps up and will be reset at six-month LIBOR + 1.61% on the call date. In computing the Group's capital adequacy ratio, these notes qualify as Tier 2 capital.

35.5 Interest is payable quarterly on 15 January, 15 April, 15 July and 15 October commencing 15 October 2006. Interest on the notes will be paid initially at three-month LIBOR + 0.61%. If the notes are not called at the tenth year, the interest rate steps up and will be set at three-month LIBOR + 1.61% on the call date. In computing the Group's capital adequacy ratio, these notes qualify as Tier 2 capital.

Notes to the Financial Statements

for the year ended 31 December 2009

35.6 Interest is payable semi-annually on 15 January and 15 July commencing 15 January 2007. If the notes are not called at the tenth year, the interest rate steps up and will be reset at a floating rate per annum equal to six-month Singapore Swap Offer Rate + 1.58% on the call date. In computing the Group's capital adequacy ratio, these notes qualify as Tier 2 capital.

35.7 Interest is payable semi-annually on 16 May and 16 November commencing 16 November 2007. The fixed rate funding has been converted to floating rate at three-month LIBOR + 0.22% via interest rate swaps. If the notes are not called at the fifth year, the interest rate steps up and will be set at three-month LIBOR + 1.22% on the call date. In computing the Group's capital adequacy ratio, these notes qualify as Tier 2 capital.

35.8 Interest is payable quarterly on 16 February, 16 May, 16 August and 16 November commencing 16 August 2007. Interest on the notes will be paid initially at three-month LIBOR + 0.22%. If the notes are not called at the fifth year, the interest rate steps up and will be set at three-month LIBOR + 1.22% on the call date. In computing the Group's capital adequacy ratio, these notes qualify as Tier 2 capital.

36 SHARE CAPITAL AND TREASURY SHARES

During the financial year, pursuant to the DBSH Share Option Plan, the Company issued 1,011,601 (2008: 3,173,596) ordinary shares, fully paid in cash upon the exercise of the options granted. The newly issued shares rank pari passu in all respects with the previously issued shares. The movements in number of ordinary shares and Convertible Preference Shares (CPS) are as follows:

Share Capital	**The Company**	
Number of shares (millions)	**2009**	**2008**
Balance at 1 January	**1,587**	1,584
Issue of rights shares	**794**	–
Exercise of share options	**1**	3
Balance at 31 December	**2,382**	1,587
The balance includes the following:		
2,282,452,288 (2008: 1,520,960,458) ordinary shares	**2,282**	1,521
180,654 (2008: 120,436) non-voting CPS	**#**	#
99,713,061 (2008: 66,475,374) non-voting redeemable CPS	**100**	66
Total	**2,382**	1,587

Amount under $500,000

The non-voting CPS and non-voting redeemable CPS enjoy the same dividend rate paid on ordinary shares except that the dividend payable is subject to maximum of $0.30 per annum.

On 30 January 2009, the Group issued 760,480,229 rights shares on the basis of one rights share for every two ordinary shares held on 31 December 2008.

Movements in carrying amount of share capital and treasury shares are as follows:

In $ millions	The Group	
	Issued share capital	Treasury shares
Balance at 1 January 2009	**4,215**	**(154)**
Issue of rights shares	**4,210**	**–**
Draw-down of reserves upon vesting of performance shares	**–**	**61**
Exercise of share options	**11**	**–**
Share issue expenses	**(2)**	**–**
Purchase of treasury shares	**–**	**(21)**
Reclassification of reserves upon exercise of share options	**1**	**–**
Balance at 31 December 2009	**8,435**	**(114)**
Balance at 1 January 2008	4,164	(102)
Exercise of share options	45	–
Share buy-back during the year	–	(52)
Reclassification of reserves upon exercise of share options	6	–
Balance at 31 December 2008	4,215	(154)

As at 31 December 2009, the number of treasury shares held by the Group is 7,784,454 (2008: 8,112,401), which is 0.33% (2008: 0.51%) of the total number of issued shares excluding treasury shares.

Movements in the number of treasury shares are as follows:

Number of shares	The Company 2009	2008
Balance at 1 January	**8,112,401**	4,933,401
Purchase of treasury shares	**3,871,658**	–
Vesting of performance shares	**(4,199,605)**	–
Share buy-back during the year	**–**	3,179,000
Balance at 31 December	**7,784,454**	8,112,401

37 OTHER RESERVES AND REVENUE RESERVES

37.1 Other reserves

In $ millions	The Group		The Company	
	2009	2008	2009	2008
Available-for-sale revaluation reserves	**132**	(388)	**–**	–
General reserves	**2,453**	2,453	**–**	–
Capital reserves	**(48)**	(103)	**–**	–
Share option and share plan reserves	**71**	89	**71**	89
Others	**4,271**	4,271	**–**	–
Total	**6,879**	6,322	**71**	89

Notes to the Financial Statements

for the year ended 31 December 2009

Movements in other reserves during the year are as follows:

	The Group					
In $ millions	Available-for-sale revaluation reserves	General reserves[(a)]	Capital reserves[(b)]	Share option and share plan reserves	Other reserves[(c)]	Total
Balance at 1 January 2009	(388)	2,453	(103)	89	4,271	6,322
Net exchange translation adjustments	–	–	37	–	–	37
Share of associates' capital reserves	–	–	18	–	–	18
Cost of share-based payments	–	–	–	44	–	44
Reclassification of reserves upon exercise of share options	–	–	–	(1)	–	(1)
Vesting of performance shares	–	–	–	(61)	–	(61)
Available-for-sale:						
– net valuation taken to equity	932	–	–	–	–	932
– transferred to income statement on sale	(312)	–	–	–	–	(312)
– tax on items taken directly to or transferred from equity	(100)	–	–	–	–	(100)
Balance at 31 December 2009	132	2,453	(48)	71	4,271	6,879
Balance at 1 January 2008	901	2,453	(12)	67	4,271	7,680
Net exchange translation adjustments	–	–	(51)	–	–	(51)
Share of associates' capital reserves	–	–	(40)	–	–	(40)
Cost of share-based payments	–	–	–	28	–	28
Reclassification of reserves upon exercise of share options	–	–	–	(6)	–	(6)
Available-for-sale:						
– net valuation taken to equity	(1,217)	–	–	–	–	(1,217)
– transferred to income statement due to impairment	21	–	–	–	–	21
– transferred to income statement on sale	(349)	–	–	–	–	(349)
– tax on items taken directly to or transferred from equity	256	–	–	–	–	256
Balance at 31 December 2008	(388)	2,453	(103)	89	4,271	6,322

(a) General reserves are maintained in accordance with the provisions of applicable laws and regulations. These reserves are non distributable unless otherwise approved by the relevant authorities. Under the Banking (Reserve Fund) (Transitional Provision) regulations 2007, which came into effect on 11 June 2007, the Bank may distribute or utilise its statutory reserves provided that the amount distributed or utilised for each financial year does not exceed 20% of the reserves as at 30 March 2007

(b) Capital reserves include net exchange translation adjustments arising from translation differences on net investments in foreign subsidiaries, joint ventures, associates and branches, and the related foreign currency borrowings designated as a hedge

(c) Other reserves relate to the share premium of the Bank prior to the restructuring of the Bank under a financial services holding company, DBSH, pursuant to a scheme of arrangement under Section 210 of the Singapore Companies Act on 26 June 1999

In $ millions	The Company Share option and share plan reserves
Balance at 1 January 2009	**89**
Cost of share-based payments	**44**
Reclassification of reserves upon exercise of share options	**(1)**
Vesting of performance shares	**(61)**
Balance at 31 December 2009	**71**
Balance at 1 January 2008	37
Cost of share-based payments	58
Reclassification of reserves upon exercise of share options	(6)
Balance at 31 December 2008	89

37.2 Revenue reserves

In $ millions	The Group 2009	 2008
Balance at 1 January	**9,436**	8,739
Net profit attributable to shareholders	**2,041**	1,929
Amount available for distribution	**11,477**	10,668
Less: Final dividend on ordinary shares of $0.14 (one-tier tax-exempt) paid for the previous financial year (2008[a]: $0.14 one-tier tax-exempt)	**319**	302
Interim dividends on ordinary shares of $0.42 (one-tier tax-exempt) paid for the current financial year (2008[a]: $0.51 one-tier tax-exempt)	**955**	910
Interim dividends on non-voting CPS and non-voting redeemable CPS of $0.30 (one-tier tax-exempt) paid for the current financial year (2008[a]: $0.26 one-tier tax-exempt)	**30**	20
Balance at 31 December	**10,173**	9,436

(a) Historical comparisons have been adjusted for the one-for-two rights issue

37.3 Proposed dividend

Proposed final one-tier tax-exempt dividends on ordinary shares of $0.14 per share will not be accounted for in the financial statements for the year ended 31 December 2009 until they are approved at the Annual General Meeting on 30 April 2010.

38 MINORITY INTERESTS

In $ millions	The Group 2009	 2008
Preference shares issued by the Bank (Note 38.1)	**1,100**	1,100
Preference shares issued by DBS Capital Funding Corporation (Note 38.2)	**1,118**	1,121
Preference shares issued by DBS Capital Funding II Corporation (Note 38.3)	**1,500**	1,500
Other subsidiaries	**408**	463
Total	**4,126**	4,184

38.1 $1,100 million 6% non-cumulative non-convertible perpetual preference shares and a liquidation preference of $100 each, was issued on 28 May 2001 by the Bank, a subsidiary of the Company, to third parties. They qualify as Tier 1 capital for the calculation of the Group's capital adequacy ratios. Dividends, if declared by the Board of Directors of the Bank, are payable semi-annually on 15 May and 15 November at a fixed rate of 6% of the liquidation preference per annum, ending on or prior to 15 May 2011, and thereafter on 15 February, 15 May, 15 August and 15 November in each year at a floating rate per annum equal to the three-month Singapore Swap Offer Rate + 2.28%.

38.2 US$725 million 7.66% non-cumulative guaranteed preference shares, Series A, each with a liquidation preference of US$1,000 and $100 million 5.35% non-cumulative guaranteed preference shares, Series B, each with a liquidation preference of $10,000 were issued on 21 March 2001 by DBS Capital Funding Corporation, a subsidiary of the Bank. Dividends, when declared by the Board of Directors of DBS Capital Funding Corporation, are payable in arrears on 15 March and 15 September each year at a fixed rate of 7.66% per annum (Series A) and 5.35% per annum (Series B), up to 15 March 2011. Thereafter, dividends are payable quarterly in arrears on 15 March, 15 June, 15 September and 15 December each year at a floating rate of three-month LIBOR + 3.20% per annum (Series A) and three-month Singapore Swap Offer Rate + 2.52% per annum (Series B). In computing the Group's capital adequacy ratio, these guaranteed preference shares qualify as Tier 1 capital.

38.3 $1,500 million 5.75% non-cumulative non-convertible non-voting guaranteed preference shares, with a liquidation preference of $250,000 was issued on 27 May 2008 by DBS Capital Funding II Corporation, a subsidiary of the Bank. Dividends, when declared by the Board of Directors of DBS Capital Funding II Corporation, are payable in arrears on 15 June and 15 December each year at a fixed rate of 5.75% per annum up to 15 June 2018. Thereafter, dividends are payable quarterly in arrears on 15 March, 15 June, 15 September and 15 December each year at a floating rate of three-month Singapore Swap Offer Rate + 3.415% per annum. In computing the Group's capital adequacy ratio, these guaranteed preference shares qualify as Tier 1 capital.

39 CONTINGENT LIABILITIES AND COMMITMENTS

The Group conducts business involving guarantees, performance bonds and indemnities. The majority of these facilities are offset by corresponding obligations of third parties.

Guarantees and performance bonds are generally written by the Group to support the performance of a customer to third parties. As the Group will only be required to meet these obligations in the event of the customer's default, the cash requirements of these instruments are expected to be considerably below their nominal amount.

Endorsements are residual liabilities of the Group in respect of bills of exchange, which have been paid and subsequently rediscounted.

In $ millions	The Group 2009	2008
Guarantees on account of customers	**10,465**	9,445
Endorsements and other obligations on account of customers		
– Letters of credit	**4,616**	4,644
– Others	**595**	1,281
Other contingent items (Note 39.2)	**35**	50
Undrawn loan commitments[(a)]	**81,419**	75,993
Undisbursed commitments in securities	**108**	88
Sub-total	**97,238**	91,501
Operating lease commitments (Note 39.3)	**920**	1,075
Capital commitments	**49**	80
Total	**98,207**	92,656
Analysed by industry (except for operating lease commitments and capital commitments)		
Manufacturing	**16,872**	14,272
Building and construction	**5,811**	6,379
Housing loans	**5,010**	2,503
General commerce	**11,579**	13,177
Transportation, storage and communications	**5,006**	5,342
Government	**189**	–
Financial institutions, investment and holding companies	**15,633**	17,175
Professionals and private individuals (except housing loans)	**22,856**	16,270
Others	**14,282**	16,383
Total	**97,238**	91,501

(a) Undrawn loan commitments are recognised at activation stage and include commitments which are unconditionally cancellable by the Group

39.1 The Bank, a wholly-owned subsidiary of the Company, has existing outsourcing agreements for the provision of information technology and related support to the Group's operations. There are various termination clauses in the agreements that could require the Group to pay termination fees on early termination of the contract or part thereof. The termination fees are stipulated in the agreements and are determined based on the year when the agreements or part thereof are terminated.

39.2 Included in "Other contingent items" at 31 December 2009, is an amount of $35 million (2008: $50 million), representing the termination fee payable by the Bank should a distribution agreement be terminated prematurely prior to December 2011.

39.3 The Group has existing significant operating lease commitments including the leasing of office premises in DBS Towers One and Two, Changi Business Park and Marina Bay Financial Centre in Singapore; and One Island East in Hong Kong. These include lease commitments for which the payments will be determined in the future based on the prevailing market rates in accordance with the lease agreements, of which the related amounts have not been included.

40 FINANCIAL DERIVATIVES

Financial derivatives are financial instruments whose characteristics are derived from the underlying assets, or from interest and exchange rates or indices. These include forwards, swaps, futures and options. The following sections outline the nature and terms of the most common types of derivatives used by the Group.

Interest rate contracts

Forward rate agreements give the buyer the ability to determine the underlying rate of interest for a specified period commencing on a specified future date (the settlement date). There is no exchange of principal and settlement is effected on the settlement date. The settlement amount is the difference between the contracted rate and the market rate prevailing on the settlement date.

Interest rate swaps involve the exchange of interest obligations with a counterparty for a specified period without exchanging the underlying (or notional) principal.

Interest rate futures are exchange-traded agreements to buy or sell a standard amount of a specified fixed income security or time deposit at an agreed interest rate on a standard future date.

Interest rate options give the buyer on payment of a premium the right, but not the obligation, to fix the rate of interest on a future deposit or loan, for a specified period and commencing on a specified future date.

Interest rate caps and floors give the buyer the ability to fix the maximum or minimum rate of interest. There is no facility to deposit or draw down funds, instead the writer pays to the buyer the amount by which the market rate exceeds or is less than the cap rate or the floor rate respectively. A combination of an interest rate cap and floor is known as an interest rate collar.

Exchange rate contracts

Forward foreign exchange contracts are agreements to buy or sell fixed amounts of currency at agreed rates of exchange on a specified future date.

Cross currency swaps are agreements to exchange, and on termination of the swap, re-exchange principal amounts denominated in different currencies. Cross currency swaps may involve the exchange of interest payments in one specified currency for interest payments in another specified currency for a specified period.

Currency options give the buyer, on payment of a premium, the right but not the obligation, to buy or sell specified amounts of currency at agreed rates of exchange on or before a specified future date.

Equity-related contracts

Equity options provide the buyer, on payment of a premium, the right but not the obligation, either to purchase or sell a specified stock or stock index at a specified price or level on or before a specified date.

Equity swaps involve the exchange of a set of payments whereby one of these payments is based on an equity-linked return while the other is typically based on interest reference rate.

Credit-related contracts

Credit default swaps involve the transfer of credit risk of a reference asset from the protection buyer to the protection seller. The protection buyer makes one or more payments to the seller in exchange for an undertaking by the seller to make a payment to the buyer upon a predefined credit event.

Commodity-related contracts

Commodity contracts are agreements between two parties to exchange cash flows which are dependent on the price of the underlying physical assets.

Commodity options give the buyer the right, but not the obligation, to buy or sell a specific amount of commodity at an agreed contract price on or before a specified date.

Notes to the Financial Statements

for the year ended 31 December 2009

40.1 Trading derivatives

Most of the Group's derivatives relate to sales and trading activities. Sales activities include the structuring and marketing of derivatives to customers to enable them to take, transfer, modify or reduce current or expected risks. Trading activities are entered into principally for the purpose of generating a profit from short-term fluctuations in price or dealer's margin. Trading includes market making, positioning and arbitraging activities. Market making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning involves managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices. Arbitraging involves identifying and profiting from price differentials of the same product in different markets or the same economic factor in different products.

40.2 Hedging derivatives

The accounting treatment of the hedge derivative transactions varies according to the nature of the hedge and whether the hedge meets the specified criteria to qualify for hedge accounting. Derivatives transacted as economic hedges but do not qualify for hedge accounting are treated in the same way as derivative instruments used for trading purposes.

Fair value hedges

The Group's fair value hedges consist principally of interest rate swaps used for managing interest rate gaps. For the year ended 31 December 2009, the loss on hedging instruments was $4 million (2008: gain of $167 million). The total gain on hedged items attributable to the hedged risk amounted to $8 million (2008: loss of $166 million).

Net investment hedges

The Group hedges part of the currency translation risk of net investments in foreign operations through financial derivatives and borrowings. The ineffectiveness arising from hedges of net investments in foreign operations is insignificant.

In $ millions	Net investments in overseas operations[(a)]	Financial instruments which hedge the net investments[(b)]	Remaining unhedged currency exposures
2009			
Hong Kong dollar	**4,218**	**4,152**	**66**
US dollar	**695**	**697**	**(2)**
Others	**3,359**	**2,481**	**878**
Total	**8,272**	**7,330**	**942**
2008			
Hong Kong dollar	3,597	3,636	(39)
US dollar	670	663	7
Others	3,006	2,288	718
Total	7,273	6,587	686

(a) Refer to net tangible assets of subsidiaries, joint ventures and associates, and capital funds/retained earnings of overseas branches operations
(b) Include forwards, non-deliverable forwards and borrowings used to hedge the investments

The following table summarises the contractual or underlying principal amounts of derivative financial instruments held or issued for trading and hedging purposes. The notional or contractual amounts of these instruments reflect the volume of transactions outstanding at balance sheet date, and do not represent amounts at risk.

In the financial statements, trading derivative financial instruments are revalued on a gross position basis and the unrealised gains or losses are reflected as assets (Positive fair values for financial derivatives) or liabilities (Negative fair values for financial derivatives). Derivative assets and liabilities arising from different transactions are only offset if the transactions are done with the same counterparty, a legal right of offset exists, and the parties intend to settle the cash flows on a net basis. There was no offset of derivative assets and liabilities in 2009 and 2008.

In $ millions	2009 Underlying notional	Year-end positive fair values	Year-end negative fair values	2008 Underlying notional	Year-end positive fair values	Year-end negative fair values
Derivatives held for trading						
Interest rate derivatives						
Forward rate agreements bought	**22,067**	**1**	**33**	1,989	1	7
Forward rate agreements sold	**18,599**	**27**	**1**	2,942	11	–
Interest rate swaps	**658,889**	**7,146**	**7,420**	853,126	13,797	14,238
Financial futures bought	**27,378**	**10**	**4**	19,880	34	1
Financial futures sold	**11,536**	**12**	**6**	7,800	–	21
Interest rate options bought	**2,201**	**32**	**–**	2,495	65	–
Interest rate options sold	**2,761**	**–**	**31**	2,946	–	75
Interest rate futures options bought	**7,022**	**1**	**–**	862	3	–
Interest rate futures options sold	**7,748**	**–**	**1**	804	–	1
Interest rate caps/floors bought	**10,409**	**99**	**–**	11,361	120	–
Interest rate caps/floors sold	**9,214**	**–**	**113**	13,282	–	150
Sub-total	**777,824**	**7,328**	**7,609**	917,487	14,031	14,493
Foreign exchange (FX) derivatives						
FX contracts	**305,666**	**2,967**	**2,716**	440,029	8,987	8,092
Currency swaps	**84,521**	**3,029**	**3,162**	75,384	1,905	1,847
Currency options bought	**58,232**	**1,203**	**–**	69,010	2,111	–
Currency options sold	**59,714**	**–**	**999**	70,770	–	1,749
FX futures bought	**–**	**–**	**–**	102	1	–
Sub-total	**508,133**	**7,199**	**6,877**	655,295	13,004	11,688
Equity derivatives						
Equity options bought	**1,177**	**13**	**–**	2,145	145	4
Equity options sold	**633**	**–**	**15**	1,544	–	110
Equity swaps	**2,421**	**35**	**47**	2,744	81	180
Sub-total	**4,231**	**48**	**62**	6,433	226	294
Credit derivatives						
Credit default swaps and others	**94,970**	**1,180**	**1,593**	112,685	4,603	5,008
Sub-total	**94,970**	**1,180**	**1,593**	112,685	4,603	5,008
Commodity derivatives						
Commodity contracts	**216**	**1**	**1**	186	1	4
Commodity options bought	**39**	**1**	–	113	11	–
Commodity options sold	**5**	–	**–**	128	–	7
Sub-total	**260**	**2**	**1**	427	12	11
Total derivatives held for trading	**1,385,418**	**15,757**	**16,142**	1,692,327	31,876	31,494
Derivatives held for hedging						
Interest rate swaps held for fair value hedge	**6,406**	**222**	**224**	6,883	369	319
FX contracts held for fair value hedge	**185**	**2**	**1**	566	37	9
FX contracts held for hedge of net investment	**2,261**	**34**	**22**	1,878	46	70
Currency swaps held for hedge of net investment	**2,585**	–	**17**	3,063	–	26
Total derivatives held for hedging	**11,437**	**258**	**264**	12,390	452	424
Total derivatives	**1,396,855**	**16,015**	**16,406**	1,704,717	32,328	31,918
Impact of netting arrangements recognized for computation of Capital Adequacy Ratio (CAR)		**(8,569)**	**(8,569)**		(9,781)	(9,781)
		7,446	**7,837**		22,547	22,137

The contractual or underlying principal amounts of derivative financial instruments of bank and non-bank counterparties amounted to $1,024 billion (2008: $1,456 billion) and $373 billion (2008: $248 billion) respectively. These positions are mainly booked in Singapore. For purpose of managing its credit exposures, the Group maintains collateral agreements and enters into master netting agreements with most of these counterparties. For those arrangements that comply with the regulatory requirements as set out in MAS Notice 637, the Group recognises the netting arrangements in the computation of its Capital Adequacy Ratios.

Notes to the Financial Statements

for the year ended 31 December 2009

41 CASH AND CASH EQUIVALENTS

In $ millions	The Group 2009	2008
Cash on hand (Note 17)	**1,388**	1,040
Non-restricted balances with central banks (Note 17)	**17,893**	11,638
Total	**19,281**	12,678

42 SHARE-BASED COMPENSATION PLANS

42.1 DBSH Share Ownership Scheme

The DBSH Share Ownership Scheme is a fund set up to hold units of the Company's ordinary shares. All employees with at least one year of service and who are not participating in the DBSH Share Option Plan or DBSH Share Plan are eligible.

Under the Scheme, participants and the Group contribute up to 10% and 5% of monthly base salary respectively to buy units of the Company's ordinary shares. Amounts contributed by the Group under the Scheme are recognised as employee benefits when paid.

	Ordinary shares			
	Number		Market value (In $ millions)	
	2009	2008	2009	2008
Balance at 1 January	**3,522,570**	2,993,829	**30**	62
Balance at 31 December	**5,335,157**	3,522,570	**82**	30

42.2 DBSH Share Option Plan

Under the DBSH Share Option Plan (the Option Plan), options to subscribe for the Company's ordinary shares may be granted to Group executives who hold the rank of Vice President (or equivalent) and above and selected employees below the rank of Vice President (or equivalent).

The exercise price of the granted options is equal to the average of the last dealt prices for the Company's shares, as determined by reference to the daily official list published by the Singapore Exchange Securities Trading Ltd, for the three consecutive trading days immediately preceding the date of the grant.

These share options vest over a period in accordance with a vesting schedule determined by the Compensation and Management Development Committee (Committee), and are exercisable after the first anniversary of the date of the grant up to the date of expiration of the options. The fair value of options granted is determined using the Binomial model.

The DBSH Share Option Plan expired on 19 June 2009 and the Plan was neither extended nor replaced. The termination of this Plan will, however, not affect the rights of holders of any outstanding existing Options.

The following table sets out the movement of the unissued ordinary shares of the Company under outstanding options, the weighted average exercise prices and expiration dates.

	2009		2008	
	Unissued number of ordinary shares under outstanding options	Weighted average exercise price ($)[(a)]	Unissued number of ordinary shares under outstanding options	Weighted average exercise price ($)
Balance at 1 January	**14,373,192**	**13.15**	17,776,673	15.29
Movements during the year:				
– Issue of rights	**2,537,599**	**13.15**	–	–
– Exercised	**(1,011,601)**	**11.63**	(3,173,596)	14.29
– Forfeited/ Expired	**(1,000,553)**	**13.03**	(229,885)	18.09
Balance at 31 December	**14,898,637**	**13.26**	14,373,192	15.46
Additional information:				
Outstanding options exercisable at 31 December	**14,898,637**	**13.26**	14,373,192	15.46
Weighted average remaining contractual life of options outstanding at 31 December	**2.5 years**		3.4 years	
Range of exercise price of options outstanding at 31 December	**$8.84 to $18.99**		$10.40 to $22.33	

(a) Adjusted for effects of rights issue in January 2009

In 2009, 1,011,601 options (2008: 3,173,596) were exercised at their contractual exercise prices. During the year, the corresponding weighted average market price of the Company's shares was $12.80 (2008: $18.59).

DBSH Options	Number of unissued ordinary shares 1 January 2009	Rights Issue	Exercised	During the year Forfeited/ Expired	Number of unissued ordinary shares 31 December 2009	Exercise price per share [(a)]	Expiry date
July 1999 [(b)]	664,244	117,122	454,652	326,714	–	$13.01	28 July 2009
March 2000	899,000	158,489	–	21,171	1,036,318	$17.75	06 March 2010
July 2000	762,000	134,325	–	21,172	875,153	$18.99	27 July 2010
March 2001	3,048,950	537,615	2,000	98,044	3,486,521	$15.05	15 March 2011
August 2001	150,400	26,522	23,527	–	153,395	$11.00	01 August 2011
March 2002	2,626,680	463,155	67,825	156,204	2,865,806	$12.53	28 March 2012
August 2002	137,900	24,311	9,410	3,529	149,272	$10.43	16 August 2012
December 2002	10,000	1,763	–	–	11,763	$9.75	18 December 2012
February 2003	2,305,100	406,421	296,649	43,288	2,371,584	$8.84	24 February 2013
March 2004	2,534,007	446,733	91,506	254,761	2,634,473	$12.53	02 March 2014
March 2005	1,234,911	221,143	66,032	75,670	1,314,352	$12.81	01 March 2015
	14,373,192	2,537,599	1,011,601	1,000,553	14,898,637		

(a) Adjusted for effects of rights issue in January 2009
(b) Expired on 28 July 2009

42.3 DBSH Share Plan

Under the DBSH Share Plan (the Share Plan), the Company's ordinary shares may be granted to Group executives who hold such rank as may be determined by the Committee appointed to administer the Share Plan from time to time. The awards could be performance-based and/or time-based.

Where time-based awards are granted, they will only vest after the satisfactory completion of time-based service conditions. Participants are awarded shares of the Company, their equivalent cash value or a combination of both as part of their deferred bonus (at the discretion of the Committee).

A time-based award comprises two elements, namely, the main award and the "kicker" award. The shares comprised in the "kicker" award constitute twenty percent of the shares comprised in the main award. Fifty percent of the shares comprised in the main award will vest two years after the date of grant. The remainder fifty percent of the shares comprised in the main award, together with the shares comprised in the "kicker" award, will vest three years after the date of grant. For time-based awards, the fair value of the shares awarded are computed based on the market price of the ordinary shares at the time of the award and is amortised through the income statement over the vesting period. At each balance sheet date, the Group revises its estimates of the number of shares expected to vest based on non-market vesting conditions and the corresponding adjustments are made to the income statement and Share Plan reserves.

The following table sets out the movement of time-based awards granted in the current and previous financial years pursuant to the Share Plan and their fair values at grant date.

Number of shares	2009 grant	2008 grant
Balance at 1 January 2009	**Not applicable**	2,166,652
Rights issue	–	379,110
Granted in 2009	**4,415,717**	Not applicable
Vested in 2009	**(136,645)**	(281,748)
Forfeited in 2009	**(163,609)**	(97,026)
Balance at 31 December 2009	**4,115,463**	2,166,988
Weighted average fair value per share at grant date	**$8.18**	$15.44[(a)]

(a) Adjusted for effects of rights issue in January 2009

Since the inception of the Share Plan, no awards have been cash-settled under the Share Plan.

42.4 DBSH Employee Share Plan
The DBSH Employee Share Plan (the ESP) caters to all employees of the Group who are not eligible to participate in the DBSH Share Option Plan, the DBSH Share Plan or other equivalent plans.

Under the ESP, eligible employees are awarded ordinary shares of the Company, their equivalent cash value or a combination of both (at the discretion of the Committee), when time-based conditions are met. The ESP awards are granted at the absolute discretion of the Compensation and Management Development Committee.

Time-based awards were granted in the current and previous financial years. The time-based awards will only vest after the satisfactory completion of time-based service conditions. Under such awards, the shares will vest at fifty percent two years after the date of grant and the remainder fifty percent three years after the date of grant. The fair value of the shares awarded are computed based on the market price of the ordinary shares at the time of the award and is amortised through the income statement over the vesting period. At each balance sheet date, the Group revises its estimates of the number of shares expected to vest based on non-market vesting conditions and the corresponding adjustments are made to the income statement and Share Plan reserves.

The following table sets out the movement of time-based awards granted in the current and previous financial years pursuant to the ESP and their fair values at grant date.

Number of shares	2009 grant	2008 grant
Balance at 1 January 2009	**Not applicable**	163,400
Rights issue	–	28,578
Granted in 2009	**185,900**	Not applicable
Forfeited in 2009	**(8,900)**	(11,228)
Balance at 31 December 2009	**177,000**	180,750
Weighted average fair value per share at grant date	**$8.05**	$15.25[a]

(a) Adjusted for effects of rights issue in January 2009

Since the inception of the ESP, no awards have been cash-settled under the ESP.

43 RELATED PARTY TRANSACTIONS

43.1 Transactions between the Company and its subsidiaries, including consolidated special purpose entities, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this Note.

43.2 During the financial year, the Group had banking transactions with related parties, consisting of associates, joint ventures and key management personnel of the Group. These included the taking of deposits and extension of credit card and other loan facilities. These transactions were made in the ordinary course of business and carried out at arms-length commercial terms, and are not material.

In addition, key management personnel received remuneration for services rendered during the financial year. Non-cash benefits including performance shares were also granted.

43.3 Total compensation and fees paid to key management personnel[a] are as follows:

In $ millions	The Group 2009	2008
Short-term benefits	**31**	34
Post-employment benefits	**#**	#
Share-based payments	**13**	6
Total [b]	**44**	40

 # Amount under $500,000
(a) Includes Company Directors and members of the Management Committee who have authority and responsibility in planning the activities and direction of the Group
(b) Includes cash bonus based on amount accrued during the year, to be paid in the following year

43.4 Share options granted to key management personnel
No share options were granted to key management personnel during the financial year. The outstanding number of share options granted to key management personnel at the end of the financial year was 1,565,207[a] (2008: 1,330,570).

(a) Adjusted for effects of rights issue

43.5 Performance shares granted to key management personnel
During the financial year, awards in respect of the Company's 1,365,789 (2008: 762,941) ordinary shares were granted to key management personnel.

44 FAIR VALUE OF FINANCIAL INSTRUMENTS

44.1 Fair value measurements

Effective 1 January 2009, the Group adopted the amendment to FRS 107 which requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

(a) quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);
(b) inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (is as prices) or indirectly (i.e. derived from prices) (Level 2); and
(c) inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

In $ millions	Level 1	Level 2	Level 3	Total
Assets				
Singapore Government securities and treasury bills	15,960	–	–	15,960
Financial assets at fair value through profit or loss[(a)]				
– Debt securities	6,755	859	763	8,377
– Equity securities	272	10	2	284
– Other financial assets	–	2,596	–	2,596
Available-for-sale financial investments				
– Debt securities	16,439	2,632	589	19,660
– Equity securities[(b)]	559	182	141	882
Securities pledged	784	–	–	784
Positive fair values for financial derivatives	24	15,923	68	16,015
Liabilities				
Financial liabilities at fair value through profit or loss[(c)]				
– Other debt securities in issue	–	2,424	241	2,665
– Other financial liabilities	332	3,880	2,340[(d)]	6,552
Negative fair values for financial derivatives	12	16,309	85	16,406

(a) Includes other government securities, corporate debt securities, equity securities and other financial assets at fair value through profit or loss
(b) Excludes unquoted equities stated at cost of $134 million
(c) Includes debt securities in issue, due to non-bank customers (structured investments) and other financial liabilities at fair value through profit or loss
(d) Comprises deposits with variable returns linked to performance of foreign exchange, equities, interest rates or other market drivers. Principal amounts totalling $2,317 million are included within the $2,340 million fair value figures for structured investments. Unrealised loss for the structured investments amounts to $23 million

Financial instruments that are valued using quoted prices in active markets are classified in Level 1 of the valuation hierarchy. These would include highly liquid government and sovereign securities, listed equities and corporate debt securities which are actively traded. Derivatives contracts which are traded in an active exchange market are also classified within Level 1 of the valuation hierarchy.

Where fair value is determined using quoted market prices in less active markets or quoted prices for similar assets and liabilities, such instruments are generally classified as Level 2. In cases where quoted prices are generally not available, the Group then determines fair value based upon valuation techniques that use as inputs, market parameters including but not limited to yield curves, volatilities and foreign exchange rates. The majority of valuation techniques employ only observable market data and so reliability of the fair value measurement is high. These would include corporate debt securities, repurchase and reverse repurchase agreements, loans and most of the Group's OTC derivatives.

Financial instruments are considered Level 3 when at least one input to a valuation technique or model is unobservable. Valuation reserves or pricing adjustments where applicable will be used to converge to fair value.

Notes to the Financial Statements

for the year ended 31 December 2009

Securities traded over the counter can be valued using broker, dealer quotes or any other approved sources. The Group may also use valuation models or discounted cash flow technique to determine the fair value.

Most of the OTC derivatives are priced using valuation models. Where derivative products have been established in the markets for some time, the Group uses models that are widely accepted by the industry.

The valuation techniques and inputs used generally depend on the contractual terms and the risks inherent in the instrument as well as the availability of pricing information in the market. Principal techniques used include discounted cash flows, Black Scholes and other appropriate valuation models. OTC derivatives which are valued using unobservable inputs that are supported by little or no market activity that are significant to the fair value of the assets or liabilities are classified under Level 3. For private equities or funds, fair value is reviewed utilising available and relevant market information, e.g. financial statements of the underlying company or funds. This often requires significant management judgement or estimation. These instruments are classified as Level 3.

The following table presents the changes in Level 3 instruments for the financial year ended 31 December 2009:

In $ millions	Opening balance	Gains or losses		Purchases	Settlement	Transfer in	Transfer out	Closing balance
		Profit or loss	Other comprehensive income					
Assets								
Financial assets at fair value through profit or loss								
– Debt securities	1,194	31	–	24	(342)	277[b]	(421)[d]	763
– Equity securities	2	–	–	6	(6)	–	–	2
Available-for-sale financial investments								
– Debt securities	1,115	43	–	306	(417)	153[b]	(611)[d]	589
– Equity securities	116	–	25	–	–	–	–	141
Positive fair values for financial derivatives	135	(12)	–	–	(54)	1[c]	(2)[e]	68
Liabilities								
Financial liabilities at fair value through profit or loss								
– Other debt securities in issue	277	269	–	–	(305)	–	–	241
– Other financial liabilities	2,483	(143)	–	–	–	–	–	2,340[a]
Negative fair values for financial derivatives	359	(157)	–	–	(112)	–	(5)	85

(a) Principal amounts totalling $2,317 million are included within the $2,340 million fair value figures for structured investments

(b) Principally reflects transfers from Level 1 & 2 within the fair value hierarchy due to reduced price transparency or use of proxy pricing over different asset classes

(c) Principally reflects transfers from Level 2 within the fair value hierarchy for interest rate derivatives due to reduced transparency of correlation inputs having significant impact on overall fair value of instrument

(d) Principally reflects transfers to Level 1 & 2 within the fair value hierarchy as recent improved liquidity conditions provided improved price transparency and/or due to the use of developed in-house models with significant observable inputs

(e) Principally reflects transfers to Level 2 within the fair value hierarchy for interest rate derivatives due to availability of in-house pricing model with significant observable inputs

Total gains for the year included in profit or loss for assets/(liabilities) held at the end of the reporting year	50

The Group classifies financial instruments in Level 3 when there is reliance on at least one unobservable input to the valuation model attributing to a significant contribution to the instrument value. Economic hedges entered into for Level 2 exposures may be classified within a different category (i.e. Level 1) and similarly, hedges entered for Level 3 exposures may also be classified within a different category (i.e. Level 1 and/or Level 2). The effects are presented gross in the table.

Effect of changes in significant unobservable assumptions to reasonably possible alternatives
As discussed above, the fair value of financial instruments are, in certain circumstances, measured using valuation techniques that incorporate assumptions that are not corroborated by observable market data.

As at 31 December 2009, financial instruments measured with valuation techniques using significant unobservable inputs (Level 3) mainly include some of the following: private equity investments, corporate debt securities, equity, interest rate and credit derivatives and financial liabilities from structured product issuances.

In estimating the impacts, the Group used an approach based on its valuation adjustment methodologies. These adjustments reflect the amounts that the Group estimates are appropriate to deduct from the valuations produced to reflect uncertainties in the inputs used. Unfavourable changes are determined on the basis of changes in the value of the instrument as a result of varying the levels of the unobservable parameter using statistical techniques, where possible. The Group has assessed the impact of the above as insignificant.

For many of the Level 3 financial instruments considered, in particular derivatives, unobservable input parameters represent only a small portion of the total number of parameters required to value a financial instrument. The overall impact of moving the unobservable input parameters where possible to reasonably possible alternative assumptions may be relatively small as compared to the total fair value of the financial instrument.

Similarly, the structured products issuance where the Group's exposures are laid off with external counterparties, the impact would also be insignificant.

44.2 Financial assets & liabilities not carried at fair value
For financial assets and liabilities not carried at fair value on the financial statements, the Group has ascertained that their fair values were not materially different from the carrying amounts at year-end.

For cash and balances with central banks, placements with banks, loans and advances to non-bank customers, as well as deposits of bank and non-bank customers, the basis of arriving at fair values is by discounting cash flows using the relevant market interest rates for the respective currency.

For investment debt securities and subordinated debt issued, fair values are determined based on independent market quotes, where available. Where market prices are not available, fair values are estimated using discounted cash flow method.

For unquoted equities not carried at fair value, fair values have been estimated by reference to the net tangible asset backing of the investee. Unquoted equities of $134 million as at 31 December 2009 (2008:$172 million) were stated at cost less accumulated impairment losses because the fair value cannot be reliably estimated using valuation techniques supported by observable market data. The Group intends to dispose of such instruments through trade sale.

The fair value of variable-interest bearing as well as short term financial instruments accounted for at amortised cost is assumed to be approximately by their carrying amounts.

45 RISK GOVERNANCE

Under the Group's risk governance framework, the Board of Directors, through the Board Risk Management Committee, oversees the establishment of robust enterprise-wide risk management policies and processes. Where necessary, the Group sets risk appetite limits to guide risk-taking.

Management is accountable to the Board for ensuring the effectiveness of risk management and adherence to risk appetite limits. To provide risk oversight, senior management risk committees are mandated to focus on specific risk areas. These oversight committees are the Risk Executive Committee, the Group Market Risk Committee, the Group Credit Risk Committee, the Group Operational Risk Committee and the Group Commitments and Conflicts Committee.

On a day-to-day basis, business units have primary responsibility for risk management. In partnership with the business units, independent control functions provide senior management with timely assessment of key risk exposures and the associated management responses. These units also recommend risk appetite and control limits for approval in line with the Group's risk governance framework.

46 CREDIT RISK

Credit risk is the risk of loss resulting from the failure of borrowers or counterparties to meet their debt or contractual obligations. Senior management sets the overall direction and policy for managing credit risk at the enterprise level. In so doing, it directs the risk appetite and underwriting activities for various countries, industries and counterparties taking into account factors such as prevailing business and economic conditions. The Core Credit Risk Policy and the accompanying supplemental policies set forth the principles by which the Group conducts its credit risk underwriting activities. The Group Credit Risk Committee serves as the executive forum for overseeing various aspects of credit risk taking including framework, limit management, policies, processes, methodologies and systems.

Exposure to credit risks arises from lending, sales and trading as well as derivative activities. Lending exposures are typically represented by the notional value or principal amount of on-balance sheet financial instruments. Financial guarantees and standby letters of credit, which represent undertakings that the Group will make payments in the event that a customer cannot meet its obligations to third parties, carry the same credit risk as loans even though they are of contingent nature. Documentary and commercial letters of credit, which are undertakings by the Group on behalf of a customer, are usually collateralised by the underlying shipments of goods to which they relate and therefore exhibit different risk characteristics from direct lending. Commitments to extend credit include unused portions of loan commitments, guarantees or letters of credit. The majority of unused commitments are contingent upon customers observing or meeting certain credit terms and conditions.

The credit exposure of derivative transactions is based on the positive mark-to-market value to the Group, which in general is only a fraction of the derivative contract or notional amount used to express the volume of instruments. This credit exposure, together with potential exposures from market movements, is managed as part of the overall lending limits to the counterparties. Credit exposures on these instruments are usually unsecured, except where the Group enters into collateralised margin transactions with counterparties. The Group currently uses the current exposure method for the purpose of providing capital for such counterparty exposures. Internally, the Group measures counterparty credit exposure using the mark-to-market exposure with an appropriate add-on for future potential exposures.

The risk management of the exposures is conducted through the credit application process which includes the assessment of repayment likelihood and the establishment of appropriate credit limits. The Group uses various internal and external risk rating systems (credit scorecards, customer risk grading and bureau score) to assess the level of credit risk accepted by the Group. Business units and credit approvers have the responsibility to ensure that credits are properly assessed and classified. Business units also assume the responsibility to ensure all crucial information is included in the application process for the purpose of assessment and approval.

The Group adopts a multi-level credit approval process requiring loan approval at successively higher levels and/or committees (as delegated) depending on, among other things, the size, nature of the proposed transactions and credit quality. Exposures are monitored against credit limits and other control limits (such as large exposures and concentration limits) by credit management units at the transaction and the portfolio levels, as appropriate.

In addition to the consideration of the primary recourse to the obligor for the credit risk underwritten, the employment of various credit risk mitigation techniques such as appropriate credit structuring, and posting of collateral and/or third party support as well as the use of credit derivatives to hedge or transfer risk to other third parties form an integral part of the credit risk management process. Some specific mitigation measures are outlined below:

Collateral

Where possible, the Group takes collateral as a secondary recourse to the borrower. Collaterals include cash, marketable securities, properties, trade receivables, inventory and equipment and other physical and financial collateral. The Group may also take fixed and floating charges on assets of borrowers. It has put in place policies which governs the determination of eligibility of various collaterals to be considered for credit risk mitigation which includes the minimum operational requirements that are required for the specific collateral to be considered as effective risk mitigants. For collateral taken in the global financial market operations, the collateral is marked to market on a mutually agreed period with the respective counterparties. For collateral taken for commercial banking, the collateral is revalued periodically ranging from daily to annually, depending on the type of collateral. Whilst real estate properties constitute the largest percentage of the collateral assets, the Group generally considers the collateral assets to be diversified.

Master netting arrangements

The Group further manages its credit exposure by entering into master netting arrangements with counterparties where it is appropriate and feasible to do so. Master netting arrangements do not generally result in an offset of balance sheet assets and liabilities as transactions are usually accounted for individually on a gross basis. However, the credit risk associated with favourable contracts is reduced by a master netting arrangement to the extent that if an event of default occurs, all amounts with the counterparty are settled on a net basis.

Other risk mitigating factors

In addition, the Group also uses guarantees, credit derivatives and credit insurance as credit risk mitigating factors. Whilst the Group may accept guarantees from any counterparty, it sets a threshold internally for considering guarantors to be eligible for credit risk mitigation. Credit derivatives are used as credit risk mitigating factors mainly in structured transactions and for global financial market operations.

46.1 Maximum exposure to credit risk

The maximum exposure to credit risk at the balance sheet date is the amounts on the balance sheet as well as commitments to extend credit, without taking into account the fair value of any collateral and master netting arrangements. The table below shows the maximum exposure and average gross exposures to credit risk for the components of the balance sheet:

	The Group			
In $ millions	**Average 2009**	**Average 2008**	**2009**	**2008**
Cash and balances with central banks (excludes cash on hand)	**17,939**	16,153	**21,127**	14,750
Singapore Government securities and treasury bills	**15,378**	15,115	**15,960**	14,797
Due from banks	**21,335**	21,689	**22,203**	20,467
Financial assets at fair value through profit or loss (excludes equity securities)				
Other government securities and treasury bills	**3,022**	2,439	**3,918**	2,126
Corporate debt securities	**4,553**	8,280	**4,459**	4,647
Loans and advances to customers	**626**	1,365	**610**	641
Other financial assets	**1,839**	1,476	**1,986**	1,692
Positive fair values for financial derivatives	**24,172**	22,723	**16,015**	32,328
Loans and advances to customers	**127,907**	116,092	**129,973**	125,841
Financial investments (excludes equity securities)				
Other government securities and treasury bills	**6,117**	3,399	**7,685**	4,549
Corporate debt securities	**17,060**	15,850	**17,030**	17,089
Securities pledged				
Singapore Government securities and treasury bills	**120**	227	**55**	186
Other government securities and treasury bills	**754**	2,218	**702**	806
Corporate debt securities	**16**	112	**27**	5
Other assets	**6,049**	5,863	**6,011**	6,089
Credit exposure	**246,887**	233,001	**247,761**	246,013
Contingent liabilities and commitments (excludes operating lease and capital commitments)	**94,370**	98,736	**97,238**	91,501
Total credit exposure	**341,257**	331,737	**344,999**	337,514

Notes to the Financial Statements

for the year ended 31 December 2009

The geographic distribution of credit exposures are as follows:

In $ millions	The Group 2009					
	Singapore	Hong Kong	Rest of Greater China	South and Southeast Asia	Rest of the World	Total
Cash and balances with central banks (excludes cash on hand)	**19,109**	**158**	**1,644**	**212**	**4**	**21,127**
Due from banks	**16,822**	**2,519**	**1,172**	**542**	**1,148**	**22,203**
Financial assets at fair value through profit or loss (excludes equity securities)	**7,599**	**392**	**411**	**2,147**	**424**	**10,973**
Other securities[b] (excludes equity securities)	**28,773**	**7,467**	**452**	**1,087**	**3,680**	**41,459**
Loans and advances to customers	**72,961**	**32,818**	**9,979**	**7,874**	**6,341**	**129,973**
Other assets[a]	**16,325**	**3,953**	**478**	**771**	**499**	**22,026**
Credit exposure	**161,589**	**47,307**	**14,136**	**12,633**	**12,096**	**247,761**
Contingent liabilities and commitments (excludes operating lease and capital commitments)	**51,853**	**26,195**	**5,432**	**5,682**	**8,076**	**97,238**
Total credit exposure	**213,442**	**73,502**	**19,568**	**18,315**	**20,172**	**344,999**

In $ millions	The Group 2008					
	Singapore	Hong Kong	Rest of Greater China	South and Southeast Asia	Rest of the World	Total
Cash and balances with central banks (excludes cash on hand)	11,598	27	2,895	221	9	14,750
Due from banks	14,927	1,825	1,263	1,586	866	20,467
Financial assets at fair value through profit or loss (excludes equity securities)	8,559	37	41	469	–	9,106
Other securities[b] (excludes equity securities)	25,779	6,970	846	1,024	2,813	37,432
Loans and advances to customers	72,821	31,571	9,380	5,501	6,568	125,841
Other assets[a]	33,633	3,170	538	1,020	56	38,417
Credit exposure	167,317	43,600	14,963	9,821	10,312	246,013
Contingent liabilities and commitments (excludes operating lease and capital commitments)	51,868	22,938	4,438	4,951	7,306	91,501
Total credit exposure	219,185	66,538	19,401	14,772	17,618	337,514

(a) Other assets include positive fair values for financial derivatives and other assets
(b) Other securities include Singapore Government Securities and treasury bills, financial investments and securities pledged

The industry distribution of credit exposures are as follows:

The Group
2009

In $ millions	Manufacturing	Building and construction	General commerce	Transportation, storage and communications	Financial institutions, investment and holding companies	Government	Housing loans	Professional and private individuals (excluding housing loans)	Others	Total
Cash and balances with central banks (excludes cash on hand)	–	–	–	–	21,127	–	–	–	–	21,127
Due from banks	–	–	–	–	22,203	–	–	–	–	22,203
Financial assets at fair value through profit or loss (excludes equity securities)	524	199	81	341	4,762	3,918	–	–	1,148	10,973
Other securities[(b)] (excludes equity securities)	554	580	571	1,252	10,011	24,402	–	–	4,089	41,459
Loans and advances to customers	15,553	18,171	12,911	12,026	15,881	–	33,036	10,648	11,747	129,973
Other assets[(a)]	653	166	127	683	13,909	–	–	11	6,477	22,026
Credit exposure	17,284	19,116	13,690	14,302	87,893	28,320	33,036	10,659	23,461	247,761
Contingent liabilities and commitments (excludes operating lease and capital commitments)	16,872	5,811	11,579	5,006	15,633	189	5,010	22,856	14,282	97,238
Total credit exposure	34,156	24,927	25,269	19,308	103,526	28,509	38,046	33,515	37,743	344,999

(a) Other assets include positive fair values for financial derivatives and other assets
(b) Other securities include Singapore Government securities and treasury bills, financial investments and securities pledged

Notes to the Financial Statements

for the year ended 31 December 2009

	The Group 2008									
In $ millions	Manufacturing	Building and construction	General commerce	Transportation, storage and communications	Financial institutions, investment and holding companies	Government	Housing loans	Professional and private individuals (excluding housing loans)	Others	Total
Cash and balances with central banks (excludes cash on hand)	–	–	–	–	14,750	–	–	–	–	14,750
Due from banks	–	–	–	–	20,467	–	–	–	–	20,467
Financial assets at fair value through profit or loss (excludes equity securities)	1,095	161	43	310	4,469	2,126	–	–	902	9,106
Other securities[(b)] (excludes equity securities)	573	561	542	901	9,966	20,338	–	–	4,551	37,432
Loans and advances to customers	14,866	17,723	12,772	12,327	14,280	–	29,286	10,265	14,322	125,841
Other assets[(a)]	1,236	204	12	579	28,933	–	–	29	7,424	38,417
Credit exposure	17,770	18,649	13,369	14,117	92,865	22,464	29,286	10,294	27,199	246,013
Contingent liabilities and commitments (excludes operating lease and capital commitments)	14,272	6,379	13,177	5,342	17,175	51	2,503	16,270	16,332	91,501
Total credit exposure	32,042	25,028	26,546	19,459	110,040	22,515	31,789	26,564	43,531	337,514

(a) Other assets include positive fair values for financial derivatives and other assets

(b) Other securities include Singapore Government securities and treasury bills, financial investments and securities pledged

46.2 Performing and non-performing assets

The Group classifies its credit facilities in accordance with MAS Notice to Banks No. 612, "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore (MAS). These guidelines require the Group to categorise its credit portfolios according to its assessment of a borrower's ability to repay a credit facility from his normal sources of income. There are five categories of assets as follows:

Performing assets

– Pass grade indicates that the timely repayment of the outstanding credit facilities is not in doubt.
– Special mention grade indicates that the credit facilities exhibit potential weaknesses that, if not corrected in a timely manner, may adversely affect future repayments and warrant close attention by the Group.

Classified or non-performing assets

– Substandard grade indicates that the credit facilities exhibit definable weaknesses either in respect of business, cash flow or financial position of the borrower that may jeopardise repayment on existing terms.
– Doubtful grade indicates that the credit facilities exhibit severe weaknesses such that the prospect of full recovery of the outstanding credit facilities is questionable and the prospect of a loss is high, but the exact amount remains undeterminable.
– Loss grade indicates the amount of recovery is assessed to be insignificant.

The Group may also apply a split classification to any credit facility where appropriate. For instance, when a non-performing loan is partially secured, the portion covered by the amount realisable from a collateral may be classified as substandard while the unsecured portion of the loan is classified as doubtful or loss, as appropriate.

46.3 Loans and advances to customers

Loans and advances to customers are summarised as follows:

	The Group	
In $ millions	**2009**	**2008**
Loans and advances to customers		
Performing Loans		
– Neither past due nor impaired (i)	**128,253**	124,493
– Past due but not impaired (ii)	**774**	1,274
Non-Performing Loans		
– Impaired (iii)	**3,783**	1,958
Total gross loans (Note 20)	**132,810**	127,725

(i) Loans and advances neither past due nor impaired, analysed by loan grading and industry

The credit quality of the portfolio of loans and advances that are neither past due nor impaired can be assessed by reference to the loan gradings in MAS Notice to Banks No. 612, "Credit Files, Grading and Provisioning" are as follows:

		The Group	
In $ millions	**Pass**	**Special mention**	**Total**
2009			
Manufacturing	**13,544**	**1,731**	**15,275**
Building and construction	**17,916**	**319**	**18,235**
Housing loans	**32,539**	**256**	**32,795**
General commerce	**12,145**	**559**	**12,704**
Transportation, storage and communications	**11,112**	**782**	**11,894**
Financial institutions, investments and holding companies	**14,255**	**709**	**14,964**
Professionals and private individuals (except housing loans)	**10,498**	**62**	**10,560**
Others	**11,193**	**633**	**11,826**
Total	**123,202**	**5,051**	**128,253**

Notes to the Financial Statements

for the year ended 31 December 2009

In $ millions	Pass	The Group Special mention	Total
2008			
Manufacturing	13,990	725	14,715
Building and construction	18,029	255	18,284
Housing loans	30,018	261	30,279
General commerce	9,352	875	10,227
Transportation, storage and communications	12,160	430	12,590
Financial institutions, investments and holding companies	13,250	307	13,557
Professionals and private individuals (except housing loans)	8,931	85	9,016
Others	15,220	605	15,825
Total	120,950	3,543	124,493

(ii) Loans and advances past due but not impaired, analysed by past due period and industry

In $ millions	Up to 30 days past due	30-59 days past due	60-90 days past due	Total
2009				
Manufacturing	**109**	**11**	**7**	**127**
Building and construction	**99**	**1**	**2**	**102**
Housing loans	**128**	**4**	**8**	**140**
General commerce	**129**	**6**	**2**	**137**
Transportation, storage and communications	**109**	**3**	**8**	**120**
Financial institutions, investment and holding companies	**2**	**–**	**–**	**2**
Professionals and private individuals (except housing loans)	**89**	**6**	**8**	**103**
Others	**16**	**27**	**–**	**43**
Total	**681**	**58**	**35**	**774**

In $ millions	Up to 30 days past due	30-59 days past due	60-90 days past due	Total
2008				
Manufacturing	134	21	39	194
Building and construction	144	12	2	158
Housing loans	175	15	2	192
General commerce	207	40	33	280
Transportation, storage and communications	173	41	39	253
Financial institutions, investment and holding companies	2	–	–	2
Professionals and private individuals (except housing loans)	84	12	66	162
Others	25	8	–	33
Total	944	149	181	1,274

(iii) Non-performing assets

Non-performing assets by loan grading and industry

The Group								
	NPAs[(a)]				Specific allowances[(a)]			
In $ millions	Sub-standard	Doubtful	Loss	Total	Sub-standard	Doubtful	Loss	Total
2009								
Customer loans								
Manufacturing	**384**	**185**	**166**	**735**	**36**	**180**	**170**	**386**
Building and construction	**64**	**18**	**7**	**89**	**1**	**14**	**7**	**22**
Housing loans	**166**	**3**	**19**	**188**	**9**	**3**	**18**	**30**
General commerce	**231**	**86**	**155**	**472**	**21**	**62**	**155**	**238**
Transportation, storage and communications	**155**	**104**	**5**	**264**	**11**	**81**	**5**	**97**
Financial institutions, investment and holding companies	**846**	**764**	**128**	**1,738**	**86**	**407**	**128**	**621**
Professional and private individuals (except housing loans)	**140**	**22**	**72**	**234**	**20**	**21**	**72**	**113**
Others	**67**	**17**	**72**	**156**	**9**	**17**	**72**	**98**
Total customer loans	**2,053**	**1,199**	**624**	**3,876**	**193**	**785**	**627**	**1,605**
Debt securities	**52**	**102**	**6**	**160**	**2**	**98**	**6**	**106**
Contingent items and others	**50**	**130**	**3**	**183**	**–**	**94**	**3**	**97**
Total	**2,155**	**1,431**	**633**	**4,219**	**195**	**977**	**636**	**1,808**

The Group								
	NPAs[(a)]				Specific allowances[(a)]			
In $ millions	Sub-standard	Doubtful	Loss	Total	Sub-standard	Doubtful	Loss	Total
2008								
Customer loans								
Manufacturing	447	195	78	720	93	175	83	351
Building and construction	78	12	6	96	12	12	6	30
Housing loans	164	3	26	193	15	2	26	43
General commerce	228	64	89	381	36	62	89	187
Transportation, storage and communications	19	4	1	24	1	4	1	6
Financial institutions, investment and holding companies	73	72	–	145	–	66	–	66
Professional and private individuals (except housing loans)	122	67	34	223	28	67	34	129
Others	87	62	27	176	26	59	23	108
Total customer loans	1,218	479	261	1,958	211	447	262	920
Debt securities	18	256	3	277	–	233	3	236
Contingent items and others	92	65	–	157	2	50	–	52
Total	1,328	800	264	2,392	213	730	265	1,208

(a) NPAs and specific allowances for customer loans each includes $93 million (2008: $52 million) in interest receivables

Notes to the Financial Statements

for the year ended 31 December 2009

Non-performing assets by region

In $ millions	NPAs	The Group Specific allowances	General allowances
2009			
Singapore	**754**	**215**	**741**
Hong Kong	**567**	**330**	**349**
Rest of Greater China	**353**	**213**	**130**
South and Southeast Asia	**207**	**99**	**193**
Rest of the World	**2,338**	**951**	**259**
Total	**4,219**	**1,808**	**1,672**
2008			
Singapore	717	274	490
Hong Kong	588	313	360
Rest of Greater China	459	242	123
South and Southeast Asia	207	62	180
Rest of the World	421	317	371
Total	2,392	1,208	1,524

Non-performing assets by past due period

In $ millions	The Group 2009	2008
Not overdue	**1,802**	857
< 90 days past due	**358**	463
91-180 days past due	**113**	326
> 180 days past due	**1,946**	746
Total past due assets	**2,417**	1,535
Total	**4,219**	2,392

Collateral value for non-performing assets

In $ millions	The Group 2009	2008
Properties	**540**	556
Shares and debentures	**124**	43
Fixed deposits	**22**	16
Others	**300**	223
Total	**986**	838

The Group does not disclose the fair value of collateral held as security on assets past due but not impaired as it is not practicable to do so.

Past due assets by industry

In $ millions	The Group 2009	2008
Manufacturing	**454**	542
Building and construction	**28**	52
Housing loans	**167**	182
General commerce	**366**	300
Transportation, storage and communications	**24**	8
Financial institutions, investment and holding companies	**987**	81
Professional and private individuals (except housing loans)	**149**	149
Others	**127**	155
Sub-total	**2,302**	1,469
Debt securities and contingent items	**115**	66
Total	**2,417**	1,535

Past due assets by region

In $ millions	The Group 2009	2008
Singapore	**416**	515
Hong Kong	**446**	472
Rest of Greater China	**216**	308
South and Southeast Asia	**98**	108
Rest of the World	**1,126**	66
Sub-total	**2,302**	1,469
Debt securities and contingent items	**115**	66
Total	**2,417**	1,535

Restructured non-performing assets

Credit facilities are classified as restructured assets when the Group grants concessions to a borrower because of deterioration in the financial position of the borrower or the inability of the borrower to meet the original repayment schedule. A restructured credit facility is classified into the appropriate non-performing grade depending on the assessment of the financial condition of the borrower and the ability of the borrower to repay based on the restructured terms. Such credit facilities are not returned to the performing status until there are reasonable grounds to conclude that the borrower will be able to service all future principal and interest payments on the credit facility in accordance with the restructured terms.

In $ millions	The Group NPAs	Specific allowances
2009		
Substandard	**389**	**51**
Doubtful	**90**	**73**
Loss	**54**	**54**
Total	**533**	**178**
2008		
Substandard	213	46
Doubtful	57	49
Loss	49	46
Total	319	141

Restructured assets returned to the performing status but are still under concessions as at 31 December 2009 and 31 December 2008 are not material.

46.4 Credit quality of Singapore Government securities and treasury bills, financial assets at fair value through profit or loss, financial investments and securities pledged [a]

The table below presents an analysis of Singapore Government securities and treasury bills, financial assets at fair value through profit or loss, financial investments and securities pledged for the Group by rating agency designation at 31 December:

		Financial assets at fair value through profit or loss					Financial investments			
In $ millions External rating	Singapore Government securities and treasury bills	Other government securities and treasury bills	Corporate debt securities	Loans and advances to customer	Other financial assets (due from banks) [b]	Total	Other government securities and treasury bills	Corporate debt securities	Total	Securities pledged
	(1)	(2)	(3)	(4)	(5)	(6)=(2+3+4+5)	(7)	(8)	(9)=(7+8)	(10)
2009										
AAA	**15,960**	**452**	**296**	**–**	**–**	**748**	**3,607**	**1,843**	**5,450**	**55**
AA- to AA+	**–**	**463**	**336**	**–**	**–**	**799**	**1,134**	**3,199**	**4,333**	**505**
A- to A+	**–**	**993**	**2,267**	**–**	**–**	**3,260**	**2,046**	**5,584**	**7,630**	**13**
Lower than A-	**–**	**2,010**	**1,337**	**–**	**–**	**3,347**	**898**	**2,439**	**3,337**	**211**
Unrated	**–**	**–**	**223**	**610**	**1,986**	**2,819**	**–**	**3,965**	**3,965**	**–**
Total	**15,960**	**3,918**	**4,459**	**610**	**1,986**	**10,973**	**7,685**	**17,030**	**24,715**	**784**
2008										
AAA	14,797	103	478	–	–	581	1,588	1,538	3,126	257
AA- to AA+	–	270	535	–	–	805	1,000	3,276	4,276	549
A- to A+	–	989	2,131	–	–	3,120	1,302	5,449	6,751	–
Lower than A-	–	764	1,158	–	–	1,922	659	2,667	3,326	191
Unrated	–	–	345	641	1,692	2,678	–	4,159	4,159	–
Total	14,797	2,126	4,647	641	1,692	9,106	4,549	17,089	21,638	997

(a) The amount of securities that are past due but not impaired is not material

(b) For amounts due from banks, majority of the bank counterparties are accorded "Pass" grade in accordance with the loan grading per MAS Notice to Banks No. 612 "Credit Files, Grading and Provisioning"

Notes to the Financial Statements

for the year ended 31 December 2009

46.5 Repossessed collateral

As and when required, the Group will take possession of collaterals it holds as securities and will dispose of them as soon as practicable, with the proceeds used to reduce the outstanding indebtedness. Repossessed collaterals are classified in the balance sheet as other assets. The amount of such other assets for 2009 and 2008 are not material.

46.6 Concentration risk

The Group's risk management processes aim to ensure that an acceptable level of risk diversification is maintained across the Group on an ongoing basis. Limits are established and regularly monitored in respect of country exposures and major industry groups, as well as for single counterparty exposures. Control structures are in place to ensure that appropriate limits are in place, exposures are monitored against these limits, and appropriate actions are taken if limits are breached.

Cross-border exposures

At 31 December 2009, the Group had exposures to various countries where net exposure exceeded 1% of the Group's total assets. The exposures are determined based on the location of the credit risk of the customers and counterparties regardless of where the transactions are booked.

The Group's exposures exceeding 1% of the Group's total assets as at 31 December are as follows:

	Loans and debt securities				Total exposure	
In $ millions **Assets in**	**Banks**	**Central banks and Government securities**	**Non-banks[(a)]**	**Investments**	**Amount**	**As a % of Total assets**
	(1)	(2)	(3)	(4)	(5)=(1+2+3+4)	(6)
2009						
Top 10 countries						
(Net exposure >1% of Total assets)						
Hong Kong	**1,240**	**1,667**	**34,084**	**116**	**37,107**	**14.3**
India	**3,413**	**1,048**	**5,838**	**194**	**10,493**	**4.1**
China	**1,446**	**784**	**7,434**	**211**	**9,875**	**3.8**
South Korea	**4,161**	**2,291**	**3,065**	**–**	**9,517**	**3.7**
United Kingdom	**4,199**	**543**	**2,529**	**7**	**7,278**	**2.8**
United States	**1,998**	**2,227**	**2,840**	**184**	**7,249**	**2.8**
Indonesia	**49**	**1,869**	**3,827**	**2**	**5,747**	**2.2**
Taiwan	**516**	**1,192**	**3,988**	**17**	**5,713**	**2.2**
Australia	**3,305**	**19**	**1,524**	**75**	**4,923**	**1.9**
Japan	**2,073**	**–**	**1,946**	**–**	**4,019**	**1.6**
Total	**22,400**	**11,640**	**67,075**	**806**	**101,921**	**39.4**
2008						
Top 10 countries						
(Net exposure >1% of Total assets)						
Hong Kong	1,745	1,230	32,673	160	35,808	13.9
China	2,528	595	7,371	166	10,660	4.1
India	3,709	1,115	3,823	399	9,046	3.5
United Kingdom	4,578	5	2,777	23	7,383	2.9
South Korea	2,923	1,487	2,223	–	6,633	2.6
Taiwan	83	2,485	3,741	11	6,320	2.5
Indonesia	221	619	4,021	–	4,861	1.9
United States	1,239	302	2,697	145	4,383	1.7
Australia	3,034	–	1,235	48	4,317	1.7
France	3,490	–	247	1	3,738	1.5
Total	23,550	7,838	60,808	953	93,149	36.3

(a) Non-bank loans include loans to government and quasi-government entities

47 MARKET RISK

47.1 Market risk

Market risk arises from the changes in value from changes in interest rate yields, foreign exchange rates, equity prices, commodity prices, credit spreads and the impact of changes in the correlations and volatilities of these risk factors.

The Group manages market risk in the course of market-making, structuring and packaging products for investors and other clients, as well as to benefit from market opportunities. The Group also manages banking book interest rate risk arising from mismatches in the interest rate profile of assets, liabilities and capital instruments (and associated hedges), including basis risk arising from different interest rate benchmarks, interest rate re-pricing risk, yield curve risks and embedded optionality. To optimise its income and balance sheet management, the Group deploys funds in debt securities, equities and funds or in the interbank market. All types of FX risk (including unhedged structural FX risk arising from the Group's investment in strategic foreign currency investments) are risk managed as part of the trading book.

The Group's market risk framework identifies the types of the market risk to be covered, the risk metrics and methodologies to be used to capture such risk and the standards governing the management of market risk within the Group including limit setting and independent model validation, monitoring and valuation.

The Board establishes the Group's risk appetite for market risk. The CEO delegates responsibility to the Risk Executive Committee to allocate risk appetite limits to risk-taking units. The Market Risk Committee, which reports into the Risk Executive Committee, oversees the Group's market risk management infrastructure, sets market risk control limits and provides enterprise-wide oversight of all market risks and their management.

The independent market risk management function comprising risk control, model analytics, and risk architecture reports to the Chief Risk Officer and is responsible for day-to-day risk monitoring and analysis.

The principal market risk appetite measures for market risk are Value-at-Risk (VaR) and stress loss. The VaR is supplemented by risk control measures, such as sensitivities to risk factors, including their volatilities, as well as loss triggers for management action.

The Group's general market risk Value-at-Risk (VaR) methodology uses a historical simulation approach to forecast the Group's market risk. The methodology is also used to compute stressed VaR and average tail loss metrics. VaR risk factor scenarios are aligned to parameters and market data used for valuation. The scenarios are maintained in the risk system and are used to compute VaR for each business unit and location, and at Group level. Trading book VaR is back-tested against the corresponding profit and loss to monitor its predictive power.

The following table shows the period-end, average, high and low VaR (at a 99% confidence level over a one-day holding period) for trading book market risk:

		The Group 1 Jan 2009 to 31 Dec 2009*		
In $ millions	As at 31 Dec 2009	Average	High	Low
Total	**22**	**33**	**52**	**21**

* *Using a two-year historical observation period up to 31 May 2009, and using a one-year historical observation period from 1 June 2009 onwards*

		The Group 1 Jan 2008 to 31 Dec 2008**		
In $ millions	As at 31 Dec 2008	Average	High	Low
Total	32	33	60	21

** *Using a two-year historical observation period*

Although VaR provides valuable insights, no single measure can capture all aspects of market risk. Therefore, regular stress testing is carried out to monitor the Group's vulnerability to shocks.

Since February 2009, the Group has had a comprehensive capital-linked risk appetite framework for all types of market risk, including interest rate risk in the banking book, in line with its internal capital adequacy assessment process. The Group level total VaR associated with this framework is tabulated below, showing the period-end, average, high and low VaR (at a 99% confidence level over a one-day holding period).

		The Group 28 Feb 2009 to 31 Dec 2009*		
In $ millions	As at 31 Dec 2009	Average	High	Low
Total	**81**	**76**	**94**	**58**

* *Using a two-year historical observation period up to 31 May 2009, and using a one-year historical observation period from 1 June 2009 onwards*

For the financial year ended 31 December 2008, the sensitivity analyses for non-trading foreign exchange, interest rate and equity risk were disclosed separately using different methods. In 2009, as the Group has migrated to a sensitivity analysis which fully reflects the interdependence between risk variables, the comparative figures for 2008 are as shown in the 2008 financial statements Note 47.2.

Notes to the Financial Statements

for the year ended 31 December 2009

47.2 Interest rate repricing gaps

The following tables summarise the Group's assets and liabilities across the banking and trading books at their carrying amounts as at 31 December, categorised by the earlier of contractual repricing or maturity dates. Actual dates may differ from contractual dates owing to prepayments and the exercise of options. It should also be noted that any representation of interest rate risk at a specific date offers only a snapshot of the risks taken by the Group, since the position is being actively managed and can vary significantly on a daily basis.

In $ millions	Less than 7 days	1 week to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	Over 3 years	Non-interest bearing	Total
2009								
Cash and balances with central banks	2,443	8,706	7,254	–	–	–	4,112	22,515
Due from banks	5,999	6,298	5,178	3,887	70	43	728	22,203
Financial assets at fair value through profit or loss	554	2,275	2,265	3,219	1,289	1,371	284	11,257
Other securities[(a)]	1,157	3,371	9,348	6,465	10,040	11,054	1,040	42,475
Loans and advances to customers	27,404	42,809	24,052	21,077	6,593	6,910	1,128	129,973
Other assets[(b)]	–	–	–	–	–	–	30,221	30,221
Total assets	37,557	63,459	48,097	34,648	17,992	19,378	37,513	258,644
Due to banks	4,828	2,413	1,144	516	–	–	207	9,108
Due to non-bank customers	120,650	25,785	15,804	14,315	987	907	–	178,448
Financial liabilities at fair value through profit or loss	386	1,474	949	1,596	3,371	1,428	13	9,217
Other liabilities[(c)]	789	21	39	70	366	612	22,773	24,670
Subordinated term debts	–	–	–	4,086	1,274	2,342	–	7,702
Total liabilities	126,653	29,693	17,936	20,583	5,998	5,289	22,993	229,145
Minority interests	–	–	–	–	–	–	4,126	4,126
Shareholders' funds	–	–	–	–	–	–	25,373	25,373
Total equity	–	–	–	–	–	–	29,499	29,499
On-balance sheet interest rate gap	(89,096)	33,766	30,161	14,065	11,994	14,089	(14,979)	–
Off-balance sheet interest rate gap – Financial derivatives[(d)]	5,064	(151)	(414)	2,852	(3,388)	(3,963)	–	–

In $ millions	Less than 7 days	1 week to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	Over 3 years	Non-interest bearing	Total
2008								
Cash and balances with central banks	1,932	6,661	2,469	1,005	–	–	3,723	15,790
Due from banks	8,044	4,613	1,920	1,795	1,018	2,252	825	20,467
Financial assets at fair value through profit or loss	794	537	2,448	1,593	2,231	1,503	295	9,401
Other securities[(a)]	852	2,880	7,156	6,441	6,432	13,642	1,173	38,576
Loans and advances to customers	27,549	34,549	21,448	23,248	8,537	9,436	1,074	125,841
Other assets[(b)]	–	–	–	–	–	–	46,643	46,643
Total assets	39,171	49,240	35,441	34,082	18,218	26,833	53,733	256,718
Due to banks	2,944	3,506	1,731	576	–	49	215	9,021
Due to non-bank customers	101,842	31,386	18,310	10,657	492	672	–	163,359
Financial liabilities at fair value through profit or loss	891	480	1,510	1,651	3,642	2,989	119	11,282
Other liabilities[(c)]	420	305	361	999	1,204	2,988	33,691	39,968
Subordinated term debts	–	–	–	4,547	2,106	2,432	–	9,085
Total liabilities	106,097	35,677	21,912	18,430	7,444	9,130	34,025	232,715
Minority interests	–	–	–	–	–	–	4,184	4,184
Shareholders' funds	–	–	–	–	–	–	19,819	19,819
Total equity	–	–	–	–	–	–	24,003	24,003
On-balance sheet interest rate gap	(66,926)	13,563	13,529	15,652	10,774	17,703	(4,295)	–
Off-balance sheet interest rate gap – Financial derivatives[(d)]	5,068	(219)	(4,043)	(1,585)	1,671	(892)	–	–

(a) Other securities include Singapore Government securities and treasury bills, financial investments and securities pledged

(b) Other assets include positive fair values for financial derivatives, investments in associates, goodwill on consolidation, properties and other fixed assets, investment properties, deferred tax assets and other assets

(c) Other liabilities include negative fair values for financial derivatives, bills payable, current and deferred tax liabilities, other debt securities in issue and other liabilities

(d) Off-balance sheet items are represented at notional values

48 LIQUIDITY RISK

Funding liquidity risk (or liquidity risk) is defined as the current and prospective risk arising from the inability of the Group to meet its contractual or regulatory obligations when they come due without incurring substantial losses. Liquidity obligations arise from withdrawals of deposits, repayments of purchased funds at maturity, extensions of credit and working capital needs. The Group seeks to project, monitor and manage its liquidity needs under normal as well as adverse circumstances.

The primary tool of monitoring liquidity is the maturity mismatch analysis, which presents the profile of future expected cashflows under defined scenarios. This is monitored over successive time bands and across major currencies under normal and adverse market scenario conditions.

The Group ALCO and country ALCOs are the primary committees responsible for liquidity management based on guidelines approved by the Board Risk Management Committee.

Limits are set on maturity mismatches under normal and stress scenarios, liquidity ratios and deposit concentration risks. As part of the liquidity management, the Group will set limits to ensure that the funding requirements will not exceed the available funding and liquid assets available for both normal and stress scenarios.

As part of its management of liquidity risk inherent in its derivative and non-derivative financial liabilities, the Group employs a number of strategies. These include maintaining sufficient liquid assets, maintaining diversified sources of liquidity, and having robust internal control processes and contingency plans.

Notes to the Financial Statements

for the year ended 31 December 2009

The table below analyses assets and liabilities of the Group at 31 December based on the remaining period at balance sheet date to the contractual maturity date:

In $ millions	2009 Up to 1 year	2009 More than 1 year	2009 Total	2008 Up to 1 year	2008 More than 1 year	2008 Total
Cash and balances with central banks	**22,515**	**–**	**22,515**	15,790	–	15,790
Singapore Government securities and treasury bills	**5,822**	**10,138**	**15,960**	3,284	11,513	14,797
Due from banks	**19,652**	**2,551**	**22,203**	17,338	3,129	20,467
Financial assets at fair value through profit or loss	**7,319**	**3,938**	**11,257**	3,655	5,746	9,401
Positive fair values for financial derivatives	**16,015**	**–**	**16,015**	32,328	–	32,328
Loans and advances to customers	**44,471**	**85,502**	**129,973**	50,036	75,805	125,841
Financial investments	**6,910**	**18,821**	**25,731**	5,499	17,283	22,782
Securities pledged	**505**	**279**	**784**	362	635	997
Investments in associates	**–**	**672**	**672**	–	604	604
Goodwill on consolidation	**–**	**5,847**	**5,847**	–	5,847	5,847
Properties and other fixed assets	**–**	**1,134**	**1,134**	–	1,311	1,311
Investment properties	**–**	**398**	**398**	–	293	293
Deferred tax assets	**–**	**144**	**144**	–	171	171
Other assets	**5,640**	**371**	**6,011**	6,039	50	6,089
Total assets	**128,849**	**129,795**	**258,644**	134,331	122,387	256,718
Due to banks	**9,108**	**–**	**9,108**	8,972	49	9,021
Due to non-bank customers	**176,554**	**1,894**	**178,448**	162,195	1,164	163,359
Financial liabilities at fair value through profit or loss	**4,087**	**5,130**	**9,217**	3,994	7,288	11,282
Negative fair values for financial derivatives	**16,406**	**–**	**16,406**	31,918	–	31,918
Bills payable	**501**	**–**	**501**	714	–	714
Current tax liabilities	**807**	**–**	**807**	779	–	779
Deferred tax liabilities	**–**	**54**	**54**	–	45	45
Other liabilities	**2,966**	**3,523**	**6,489**	5,317	557	5,874
Other debt securities in issue	**44**	**369**	**413**	263	375	638
Subordinated term debts	**715**	**6,987**	**7,702**	1,099	7,986	9,085
Total liabilities	**211,188**	**17,957**	**229,145**	215,251	17,464	232,715
Minority interests	**–**	**4,126**	**4,126**	–	4,184	4,184
Shareholders' funds	**–**	**25,373**	**25,373**	–	19,819	19,819
Total equity	**–**	**29,499**	**29,499**	–	24,003	24,003

The table below analyses assets and liabilities of the Group at 31 December based on contractual undiscounted repayment obligations:

In $ millions	Less than 7 days	1 week to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	Over 3 years	No specific maturity	Total
2009								
Cash and balances with central banks	5,479	8,109	7,257	–	–	–	1,683	22,528
Due from banks	6,506	6,032	5,310	1,930	2,355	215	53	22,401
Financial assets at fair value through profit or loss	435	2,135	1,302	3,505	2,258	1,750	284	11,669
Other securities[(a)]	728	1,922	4,067	7,171	15,623	15,780	1,038	46,329
Loans and advances to customers	8,297	12,252	10,824	14,508	34,034	60,072	–	139,987
Positive fair values for financial derivatives	3,701	275	817	2,535	3,958	1,184	–	12,470
Other assets[(b)]	1,211	53	265	56	134	187	11,603	13,509
Total assets	26,357	30,778	29,842	29,705	58,362	79,188	14,661	268,893
Due to banks	5,162	2,415	1,143	516	–	–	–	9,236
Due to non-bank customers	120,659	25,820	15,837	14,387	992	908	–	178,603
Financial liabilities at fair value through profit or loss	385	1,298	522	1,955	3,638	1,840	13	9,651
Negative fair values for financial derivatives and other financial liabilities[(c)]	4,302	601	1,139	3,156	4,359	1,180	36	14,773
Other liabilities[(d)]	2,766	294	770	203	265	842	3,287	8,427
Subordinated term debts	–	14	3	918	1,459	6,039	–	8,433
Total liabilities	133,274	30,442	19,414	21,135	10,713	10,809	3,336	229,123
Minority interests	–	–	–	–	–	–	4,126	4,126
Shareholders' funds	–	–	–	–	–	–	25,373	25,373
Total equity	–	–	–	–	–	–	29,499	29,499
Net liquidity gap	(106,917)	336	10,428	8,570	47,649	68,379	(18,174)	10,271

(a) Other securities include Singapore Government securities and treasury bills, financial investments and securities pledged

(b) Other assets include investments in associates, goodwill on consolidation, properties and other fixed assets, investment properties, deferred tax assets and other assets

(c) Other financial liabilities include bills payable and other debt securities in issue

(d) Other liabilities include current and deferred tax liabilities and other liabilities

Notes to the Financial Statements

for the year ended 31 December 2009

In $ millions	Less than 7 days	1 week to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	Over 3 years	No specific maturity	Total
2008								
Cash and balances with central banks	4,654	6,666	2,471	1,011	–	–	996	15,798
Due from banks	8,555	4,708	2,213	1,978	792	2,519	3	20,768
Financial assets at fair value through profit or loss	613	375	1,058	1,532	3,910	2,666	295	10,449
Other securities[(a)]	385	1,380	2,437	5,090	13,835	21,295	1,188	45,610
Loans and advances to customers	9,365	12,547	12,697	16,888	27,039	58,666	–	137,202
Positive fair values for financial derivatives	7,204	58	4	20	26	21	–	7,333
Other assets[(b)]	118	61	22	22	11	34	13,294	13,562
Total assets	30,894	25,795	20,902	26,541	45,613	85,201	15,776	250,722
Due to banks	3,472	3,009	1,314	425	62	141	–	8,423
Due to non-bank customers	101,863	31,479	18,399	10,780	501	672	–	163,694
Financial liabilities at fair value through profit or loss	506	406	1,182	2,136	4,261	3,648	11	12,150
Negative fair values for financial derivatives and other financial liabilities[(c)]	8,860	27	55	407	231	499	147	10,226
Other liabilities[(d)]	1,891	81	218	85	144	408	3,393	6,220
Subordinated term debts	–	29	98	1,580	2,958	8,088	–	12,753
Total liabilities	116,592	35,031	21,266	15,413	8,157	13,456	3,551	213,466
Minority interests	–	–	–	–	–	–	4,184	4,184
Shareholders' funds	–	–	–	–	–	–	19,819	19,819
Total equity	–	–	–	–	–	–	24,003	24,003
Net liquidity gap	(85,698)	(9,236)	(364)	11,128	37,456	71,745	(11,778)	13,253

(a) Other securities include Singapore Government securities and treasury bills, financial investments and securities pledged

(b) Other assets include investments in associates, goodwill on consolidation, properties and other fixed assets, investment properties, deferred tax assets and other assets

(c) Other financial liabilities include bills payable and other debt securities in issue

(d) Other liabilities include current and deferred tax liabilities and other liabilities

The balances in the above table will not agree directly to the balances in the consolidated balance sheet as the table incorporates all cash flows, on an undiscounted basis, related to both principal as well as future interest payments.

Customer assets and liabilities (including non-maturing savings/current deposits) are represented on a contractual basis or in a period when it can legally be withdrawn. On a behavioral basis, the assets and liabilities cash flows may differ from contractual basis.

48.1 Derivatives settled on a gross basis

The table below analyses the Group's derivative financial instruments that will be settled on a gross basis into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

In $ millions	Less than 7 days	1 week to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	Over 3 years	Total
2009							
Foreign exchange derivatives							
– outflow	**47,713**	**52,740**	**58,622**	**96,563**	**29,824**	**17,686**	**303,148**
– inflow	**47,617**	**52,060**	**58,806**	**96,724**	**30,256**	**17,208**	**302,671**
2008							
Foreign exchange derivatives							
– outflow	33,994	75,631	88,384	135,645	40,461	21,752	395,867
– inflow	34,089	75,682	88,495	136,118	40,532	21,429	396,345

48.2 Contingent liabilities and commitments

The table below shows the contractual expiry by maturity of the Group's contingent liabilities and commitments:

In $ millions	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
2009					
Guarantees, endorsements and other contingent items	**15,711**	**–**	**–**	**–**	**15,711**
Undrawn loan commitments[(a)] and other facilities	**75,768**	**4,785**	**769**	**205**	**81,527**
Operating lease commitments	**127**	**218**	**178**	**397**	**920**
Capital commitments	**41**	**8**	**–**	**–**	**49**
Total	**91,647**	**5,011**	**947**	**602**	**98,207**
2008					
Guarantees, endorsements and other contingent items	15,420	–	–	–	15,420
Undrawn loan commitments[(a)] and other facilities	69,343	5,341	1,107	290	76,081
Operating lease commitments	123	247	162	543	1,075
Capital commitments	68	12	–	–	80
Total	84,954	5,600	1,269	833	92,656

(a) Undrawn loan commitments are recognised at activation stage and include commitments which are unconditionally cancellable by the Group

The Group expects that not all of the contingent liabilities and undrawn loan commitments will be drawn before expiry.

48.3 Behavioural profiling

For the purpose of liquidity risk management, the Group actively monitors and manages its liquidity positions within a 1-year period. Conservative behavioural profiling is used for assets, liabilities and off-balance sheet commitments that have exhibited cash flow patterns that differ significantly from the actual contractual maturity profile.

The table below shows the Group's behavioural net and cumulative maturity mismatch between assets and liabilities over a 1-year period under normal business scenario:

In $ millions	Less than 7 days	1 week to 1 month	1 to 3 months	3 to 6 months	6 months to 1 year
2009					
Net liquidity mismatch	**23,111**	**13,349**	**9,793**	**(492)**	**555**
Cumulative mismatch	**23,111**	**36,460**	**46,253**	**45,761**	**46,316**
2008					
Net liquidity mismatch	22,641	7,285	2,614	2,010	(1,671)
Cumulative mismatch	22,641	29,926	32,540	34,550	32,879

As the behavioural assumptions used to determine the maturity mismatch between assets and liabilities are updated from time to time, the information presented above is not directly comparable.

49 OPERATIONAL RISK

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events, including legal risk, but does not include strategic or reputational risk. An Operational Risk Management Framework, approved by the Board Risk Management Committee, has been developed with the objective to ensure that operational risks within the Group are identified, monitored, managed and reported in a structured, systematic and consistent manner.

To manage and control operational risk, the Framework encompasses various tools including control self-assessment, risk event management, key risk indicator monitoring and process risk mapping. Risk events, including any significant incidents that may impact the Group's reputation, are required to be reported based on certain thresholds established. Key risk indicators with pre-defined escalation triggers are employed to facilitate risk monitoring in a forward looking manner.

A key component of the Framework is a set of Core Operational Risk Standards which provides guidance on the baseline controls to ensure a controlled and sound operating environment. Each new product or service introduced or outsourcing initiative is subject to a risk review and sign-off process where relevant risks are identified and assessed by departments independent of the risk-taking unit proposing the product or service. Variations of existing products or services and outsourcing initiatives are also subject to a similar process. Major operational risk mitigation programmes include Business Continuity Management and Global Insurance Programme. On an annual basis, the CEO provides an attestation to the Board on the state of business continuity management of the Group, including any residual risks.

The Group Operational Risk Committee oversees the Group's operational risk management infrastructure, including the Framework, policies, processes, information, methodologies and systems. The Group Operational Risk Committee also performs regular review of the operational risk profiles of the Group, and endorses and recommends corporate operational risk policies to be approved by senior management.

50 CAPITAL MANAGEMENT

The Group's capital management policies are to diversify its sources of capital, to allocate capital efficiently, guided by the need to maintain a prudent relationship between available capital and the risks of its underlying businesses and to meet the expectations of key constituencies, including investors, regulators and rating agencies. The Group has complied with all capital adequacy ratios prescribed by the regulators.

The capital management process, which is under the oversight of the Capital and Balance Sheet Committee, includes periodic reviews of both the demand for and supply of capital across the Group. Overseas subsidiaries and non-banking subsidiaries of the Group may be required to comply with country-specific and industry-specific capital requirements depending on the applicable jurisdiction and industry they operate in. Available capital is allocated across competing demands, guided by the policies outlined above, and to ensure regulatory compliance. Quarterly updates are provided to the Board of Directors.

The following table sets forth details of capital resources and capital adequacy ratios for the Group. MAS Notice to Banks No. 637 "Notice on Risk Based Capital Adequacy Requirements for Banks incorporated in Singapore" sets out the current requirements relating to the minimum capital adequacy ratios for a bank incorporated in Singapore and the methodology a bank incorporated in Singapore shall use for calculating these ratios.

In $ millions	2009	2008
Tier 1 Capital		
Share capital	**8,435**	4,215
Disclosed reserves and others	**20,928**	20,180
Less: Tier 1 Deductions	**6,098**	6,022
Eligible Tier 1 Capital	**23,265**	18,373
Tier 2 Capital		
Loan allowances admitted as Tier 2	**434**	656
Subordinated debts	**5,970**	6,571
Revaluation surplus from equity securities	**87**	27
Less: Tier 2 Deductions	**128**	106
Total eligible capital	**29,628**	25,521
Risk-weighted assets	**177,222**	182,685
Capital Adequacy Ratio (%)		
Tier 1 ratio	**13.1**	10.1
Tier 2 ratio	**3.6**	3.9
Total (Tier 1 and 2) ratio	**16.7**	14.0

The Group has adopted the capital adequacy requirements of Basel II as set out in the revised Monetary Authority of Singapore Notice to Banks No. 637 (Notice on Risk Based Capital Adequacy Requirements for Banks incorporated in Singapore) with effect from 1 January 2008.

51 SEGMENT REPORTING

51.1 Business segment reporting

The business segment results are prepared based on the Group's internal management reporting reflective of the organisation's management reporting structure. The activities of the Group are highly integrated and accordingly, internal allocation has to be made in preparing the segment information. As a result, amounts for each business segment are shown after the allocation of certain centralised costs, funding income and the application of transfer pricing, where appropriate. Transactions between segments are recorded within the segment as if they are third party transactions and are eliminated on consolidation.

The various business segments are described below:

Consumer Banking
Consumer Banking provides individual customers with a diverse range of banking and related financial services. The products and services available to customers include current and savings accounts, fixed deposits, loans and home finance, cards, payments, investment and insurance products.

Institutional Banking
Institutional Banking provides financial services and products to large corporate, institutional clients and small and medium-sized businesses. The products and services available to customers include corporate finance and advisory banking services for mergers and acquisitions, capital raising through debt and equity markets, capital restructuring, syndicated finance, securities and fiduciary services, cash management and trade services, private equity and credit facilities (overdraft, factoring/accounts receivable purchase, commercial/industrial property financing, hire purchase and government financing and assistance schemes), deposit and treasury products.

Global Financial Markets
Global Financial Markets provides treasury services to corporations, institutional and private investors, financial institutions and other market participants. It is primarily involved in market making, structuring, equity and debt sales and trading across a broad range of financial products including foreign exchange, interest rate/credit/equity and other structured derivatives. Income from these financial products and services offered to the customer of other business segments, such as Consumer Banking and Institutional Banking, is reflected in the respective segments. Global Financial Markets also provides equity services through DBS Vickers Securities (DBSV). DBSV offers a wide range of services to retail and corporate customers including research, sales and trading, share placement, nominees and securities custodian services and distribution of primary and secondary issues.

Central Treasury Unit
Central Treasury Unit is responsible for the management of the Group's asset and liability interest rate positions and investment of the Group's excess liquidity and shareholders' funds.

Central Operations
Central Operations encompasses a range of activities resulting from central corporate decisions and the related income and expenses not attributed to business segments. These include funding costs of the Group's associates, joint ventures and subsidiaries and gains/losses on properties. Private banking activities and asset management activities are included in this segment.

During the year, no one group of related customers accounted for more than 10% of the Group's revenues.

The following table analyses the results, total assets and total liabilities of the Group by business segments:

In $ millions	Consumer Banking	Institutional Banking	Global Financial Markets	Central Treasury Unit	Central Operations[(a)]	Total
2009						
Net interest income	**855**	**1,950**	**1,127**	**691**	**(168)**	**4,455**
Non-interest income	**515**	**1,069**	**355**	**(117)**	**326**	**2,148**
Total income	**1,370**	**3,019**	**1,482**	**574**	**158**	**6,603**
Expenses	**1,100**	**791**	**441**	**33**	**239**	**2,604**
Allowances for credit and other losses	**74**	**986**	**15**	**8**	**469**	**1,552**
Share of profits of associates	**–**	**–**	**7**	**–**	**59**	**66**
Profit before tax	**196**	**1,242**	**1,033**	**533**	**(491)**	**2,513**
Income tax expense	**27**	**210**	**217**	**89**	**(258)**	**285**
Net profit	**169**	**1,032**	**816**	**444**	**(420)**	**2,041**
Total assets before goodwill	**40,005**	**101,665**	**83,587**	**27,142**	**398**	**252,797**
Goodwill on consolidation						**5,847**
Total assets						**258,644**
Total liabilities	**102,562**	**68,232**	**36,717**	**1,065**	**20,569**	**229,145**
Capital expenditure	**28**	**21**	**12**	**–**	**118**	**179**
Depreciation	**47**	**17**	**12**	**–**	**119**	**195**
2008						
Net interest income	1,130	1,707	1,190	648	(374)	4,301
Non-interest income	611	974	(159)	44	282	1,752
Total income	1,741	2,681	1,031	692	(92)	6,053
Expenses	1,142	758	483	30	242	2,655
Allowances for credit and other losses	42	427	64	223	132	888
Share of profits of associates	–	–	3	–	72	75
Profit before tax	557	1,496	487	439	(394)	2,585
Income tax expense	93	289	140	76	(152)	446
Net profit	464	1,207	347	363	(452)	1,929
Total assets before goodwill	36,004	96,586	86,760	26,344	5,177	250,871
Goodwill on consolidation						5,847
Total assets						256,718
Total liabilities	95,537	60,390	48,930	1,496	26,362	232,715
Capital expenditure	67	19	18	–	195	299
Depreciation	32	9	11	–	97	149

(a) 2009 includes one-time impairment charges for a Thailand investment of $23 million
2008 includes one-time gain from sale of office buildings in Hong Kong, impairment charges for a Thailand investment and restructuring costs of $127 million

51.2 Geographical segment reporting

Income and net profit attributable to shareholders (Net profit) are based on the country in which the transactions are booked. Total assets are shown by geographical area in which the assets are booked. It would not be materially different if total assets shown are based on the country in which the counterparty or assets are located. The total assets, income and net profit are stated after elimination of inter-group assets and revenues.

	The Group					
In $ millions	Singapore	Hong Kong	Rest of Greater China[c]	South and Southeast Asia[d]	Rest of the World[e]	Total
2009						
Total income	**3,991**	**1,366**	**409**	**501**	**336**	**6,603**
Net profit	**1,163**[a]	**464**	**68**	**226**	**120**	**2,041**
Total assets before goodwill	**165,652**	**47,653**	**14,362**	**12,743**	**12,387**	**252,797**
Goodwill on consolidation	**198**	**5,649**	**–**	**–**	**–**	**5,847**
Total assets	**165,850**	**53,302**	**14,362**	**12,743**	**12,387**	**258,644**
Non-current assets[f]	**1,485**	**530**	**142**	**46**	**1**	**2,204**
2008						
Total income	3,672	1,433[b]	379	359	210	6,053
Net profit	1,208[b]	400[b]	104	151	66	1,929
Total assets before goodwill	170,132	44,119	16,563	9,889	10,168	250,871
Goodwill on consolidation	198	5,649	–	–	–	5,847
Total assets	170,330	49,768	16,563	9,889	10,168	256,718
Non-current assets[f]	1,457	570	141	38	2	2,208

(a) Includes one-time impairment charges for a Thailand investment of $23 million in 2009
(b) Includes one-time gain from sale of office buildings in Hong Kong, impairment charges for a Thailand investment and restructuring costs of $127 million in 2008
(c) Rest of Greater China includes branch, subsidiary and associate operations in Mainland China and Taiwan
(d) South and Southeast Asia includes branch, subsidiary, joint venture and associate operations in India, Indonesia, Malaysia and the Philippines
(e) Rest of the World includes branch operations in South Korea, Japan, United States of America and United Kingdom
(f) Includes investment in associates, properties and other fixed assets, and investment properties

52 LIST OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND SPECIAL PURPOSE ENTITIES

The significant operating subsidiaries in the Group are listed below:

				Share capital		Effective shareholding %	
	Name of subsidiary	Principal activities	Country of incorporation	Currency	In millions	2009	2008
	Held by the Company						
1.	DBS Bank Ltd	Retail, corporate and investment banking services	Singapore	SGD	12,096	**100**	100
	Held by the Bank						
2.	DBS Asset Management Ltd	Investment management services	Singapore	SGD	64	**100**	100
3.	DBS China Square Ltd	Property investment holding	Singapore	SGD	229	**70**	70
4.	DBS Trustee Ltd	Trustee services	Singapore	SGD	3	**100**	100
5.	DBS Vickers Securities Holdings Pte Ltd	Investment holding	Singapore	SGD	403	**100**	100
6.	The Islamic Bank of Asia Limited	Provision of Shariah compliant Islamic Banking products and services	Singapore	USD	500	**50**	50

Notes to the Financial Statements

for the year ended 31 December 2009

Name of subsidiary	Principal activities	Country of incorporation	Share capital Currency	Share capital In millions	Effective shareholding % 2009	Effective shareholding % 2008
7. Salte Pte Ltd	Purchase and sale of assets, provision of asset financing and raising funds	Singapore	SGD	4	**100**	100
8. DBS Nominees Pte Ltd	Nominee services	Singapore	SGD	#	**100**	100
9. DBSN Services Pte Ltd	Nominee services	Singapore	SGD	#	**100**	100
10. Primefield Company Pte Ltd	Investment holding	Singapore	SGD	12	**100**	100
11. DBS Capital Investments Ltd	Venture capital investment holding	Singapore	SGD	2	**100**	100
12. DBS Diamond Holdings Ltd	Investment holding	Bermuda	USD	3,693	**100**	100
13. DBS Group Holdings (Hong Kong) Ltd	Investment holding	Bermuda	HKD	2,619	**100**	100
14. DBS Capital Funding Corporation**	Capital funding	Cayman Islands	USD	#	**100**	100
15. DBS Capital Funding II Corporation**	Capital funding	Cayman Islands	USD	#	**100**	100
16. DBS Bank (China) Limited*	Retail, small and medium-sized enterprise and corporate banking services	China	CNY	4,000	**100**	100
17. DBS Private Equity Enterprise[(a)]*	Investment holding	China	USD	15	**99**	–
18. DBS Asia Capital Limited*	Corporate finance and advisory services	Hong Kong	HKD	92	**100**	100
19. PT Bank DBS Indonesia*	Commercial banking and financial services	Indonesia	IDR	2,225,000	**99**	99
20. DBSAM Funds*	Collective investment scheme	Luxembourg	USD	10	**99.7**	99.7
21. DBS Insurance Agency (Taiwan) Limited*	Provision of insurance agency services	Republic of Taiwan	NTD	3	**100**	100
Held by other subsidiaries						
22. AXS Infocomm Pte Ltd[(b)]	Development and operation of multimedia transactional pay phone kiosks	Singapore	SGD	19	**86.2**	86.2
23. DBS Vickers Securities (Singapore) Pte Ltd	Securities and futures broker	Singapore	SGD	50	**100**	100
24. DBS Vickers Securities Online Holdings Pte Ltd	Investment holding	Singapore	SGD	35	**100**	100
25. DBS Vickers Research (Singapore) Pte Ltd	Market research consultants	Singapore	SGD	1	**100**	100
26. Vickers Ballas Asset Management Pte Ltd	Marketing, distributing and managing investment funds	Singapore	SGD	1	**100**	100
27. DBS Vickers Securities Nominees (Singapore) Pte Ltd	Nominee services	Singapore	SGD	#	**100**	100
28. DBS Asset Management (United States) Pte Ltd	Investment management services	Singapore	SGD	#	**100**	100
29. DBS Asset Management (Hong Kong) Ltd*	Investment management services	Hong Kong	HKD	13	**100**	100
30. DBS Bank (Hong Kong) Limited*	Retail, corporate and investment banking services	Hong Kong	HKD	7,000	**100**	100
31. DBS Corporate Services (Hong Kong) Limited*	Investment holding and corporate services	Hong Kong	HKD	1	**100**	100
32. DHB Limited*	Investment holding	Hong Kong	HKD	2,300	**100**	100
33. DBS Vickers (Hong Kong) Limited*	Securities and futures broker	Hong Kong	HKD	150	**100**	100

Name of subsidiary	Principal activities	Country of incorporation	Share capital Currency	In millions	Effective shareholding % 2009	2008
Held by other subsidiaries						
34. DBS Vickers Securities Nominees (Hong Kong) Limited*	Nominee services	Hong Kong	HKD	#	**100**	100
35. DBS Vickers Securities (Hong Kong) Limited*	Investment holding	Hong Kong	HKD	8	**100**	100
36. Kenson Asia Ltd*	Corporate services	Hong Kong	HKD	#	**100**	100
37. Kingly Management Ltd*	Corporate services	Hong Kong	HKD	#	**100**	100
38. Ting Hong Nominees Limited*	Nominee services	Hong Kong	HKD	#	**100**	100
39. Hang Lung Bank (Nominees) Limited*	Nominee services	Hong Kong	HKD	#	**100**	100
40. DBS Kwong On (Nominees) Limited*	Nominee services	Hong Kong	HKD	#	**100**	100
41. Overseas Trust Bank Nominees Limited*	Nominee services	Hong Kong	HKD	#	**100**	100
42. Worldson Services Ltd*	Corporate services	Hong Kong	HKD	#	**100**	100
43. DBS Trustee (Hong Kong) Limited*	Trustee services	Hong Kong	HKD	3	**100**	100
44. PT DBS Vickers Securities (Indonesia)*	Securities broker	Indonesia	IDR	55,000	**99**	99
45. DBS Vickers Securities (Thailand) Co. Ltd*	Securities broker	Thailand	THB	690	**100**	100
46. DHJ Management Limited**	Corporate services	British Virgin Islands	USD	#	**100**	100
47. JT Administration Limited**	Corporate services	British Virgin Islands	USD	#	**100**	100
48. Market Success Limited**	Corporate services	British Virgin Islands	USD	#	**100**	100
49. Kendrick Services Limited**	Corporate directorship services	British Virgin Islands	USD	#	**100**	100
50. Lushington Investment Limited**	Corporate shareholding services	British Virgin Islands	USD	#	**100**	100
51. Quickway Limited**	Corporate directorship services	British Virgin Islands	USD	#	**100**	100
52. DBS Group (HK) Limited*	Investment holding	Bermuda	USD	588	**100**	100
53. DBS Vickers Securities (UK) Ltd*	Securities broker	United Kingdom	GBP	#	**100**	100
54. DBS Vickers Securities (USA), Inc***	Securities broker	United States	USD	3	**100**	100
55. DBS Trustee H.K. (Jersey) Limited*	Trustee services	Jersey	GBP	#	**100**	100
56. DBS Trustee H.K. (New Zealand) Limited*	Trustee services	New Zealand	NZD	#	**100**	100
57. DNZ Limited**	Nominee services	Samoa	USD	#	**100**	100
58. Asian Islamic Investment Management Sdn Bhd[(c)]*	Investment management services	Malaysia	RM	10	**51**	51

\# *Amount under $500,000*

* *Audited by PricewaterhouseCoopers network firms outside Singapore*

** *No statutory audit was performed for these companies as it is not mandatory under local laws and regulations*

*** *Audited by other auditors*

(a) *In addition to the shareholding of 99%, there is a direct shareholding of 1% (2008: -) held through DBS Capital Investments Ltd*

(b) *Shareholding includes 26.4% (2008: 26.4%) held through the Bank. In addition, there is an indirect shareholding of 10.6% (2008: 10.6%) held through Network for Electronic Transfers (Singapore) Pte Ltd*

(c) *In addition to the effective shareholding of 51%, there is an indirect shareholding of 13.6% (2008: 13.6%) held through Hwang-DBS (Malaysia) Bhd*

Notes to the Financial Statements

for the year ended 31 December 2009

The significant joint ventures in the Group are listed below:

	Name of joint venture	Principal activities	Country of incorporation	Share capital Currency	Share capital In millions	Effective shareholding % 2009	Effective shareholding % 2008
	Held by the Bank						
1.	Ayala DBS Holdings Inc.***	Investment holding	The Philippines	PHP	3,340	**40.0**	40.0
2.	Cholamandalam DBS Finance Limited***	Consumer finance	India	INR	3,665	**37.5**	37.5
	Held by other subsidiaries						
3.	Hutchinson DBS Card Limited*	Provision of credit card services	British Virgin Islands	HKD	1	**50.0**	50.0

* *Audited by PricewaterhouseCoopers network firms outside Singapore*

*** *Audited by other auditors*

The significant associates in the Group are listed below:

	Name of associate	Principal activities	Country of incorporation	Share capital Currency	Share capital In millions	Effective shareholding % 2009	Effective shareholding % 2008
	Quoted - Held by the Bank						
1.	Bank of the Philippine Islands***	Commercial banking and financial services	The Philippines	PHP	32,466	**20.3**	20.3
	Quoted – Held by other subsidiaries						
2.	Hwang – DBS (Malaysia) Bhd[(a)]*	Investment holding	Malaysia	RM	266	**27.7**	27.7
	Unquoted - Held by the Bank						
3.	Century Horse Group Limited***	Financial services	British Virgin Islands	USD	#	**20.0**	20.0
4.	Clearing and Payment Services Pte Ltd	Provides service infrastructure for clearing payment and settlement of financial transactions	Singapore	SGD	#	**33.3**	33.3
5.	Network for Electronic Transfers (Singapore) Pte Ltd	Electronic funds transfer	Singapore	SGD	7	**33.3**	33.3
6.	Orix Leasing Singapore Ltd***	Leasing and hire-purchase financing of equipment, provision of installment loans and working capital financing	Singapore	SGD	3	**30.0**	30.0
7.	Raffles Fund 1 Limited***	Investment holding	Cayman Islands	USD	7	**24.2**	29.0
8.	Investment and Capital Corporation of the Philippines***	Financial services	The Philippines	PHP	300	**20.0**	20.0

	Name of associate	Principal activities	Country of incorporation	Share capital Currency	In millions	Effective shareholding % 2009	2008
	Unquoted - Held by other subsidiaries						
9.	Hwang-DBS Investment Management Berhad*	Investment management services	Malaysia	RM	10	**30.0**	30.0
10.	Hwang-DBS Vickers Research (Malaysia) Sdn Bhd[(b)]*	Investment management	Malaysia	RM	3	**49.0**	49.0
11.	Singapore Consortium Investment Management Ltd	Investment management services	Singapore	SGD	1	**33.3**	33.3
12.	Changsheng Fund Management Company***	Establishment and management of investment	China	RMB	150	**33.0**	33.0

\# *Amount under $500,000*

* *Audited by PricewaterhouseCoopers network firms outside Singapore*

*** *Audited by other auditors*

(a) *Shareholding includes 4.15% held through the Bank*

(b) *In addition to the effective shareholding of 49%, there is an indirect shareholding of 14.1% (2008: 14.1%) held through Hwang-DBS (Malaysia) Bhd. There is no control over indirect shareholding, thus consolidation was not applied*

The significant operating special purpose entities controlled and consolidated by the Group are listed below:

	Name of entity	Purpose of special purpose entity	Country of incorporation
1.	Zenesis SPC	Issuance of structured products	Cayman Islands
2.	Constellation Investment Ltd	Issuance of structured notes	Cayman Islands

Basel II Pillar 3 Disclosures

Year ended 31 December 2009

DBS Group Holdings Ltd and its subsidiaries (the Group) have adopted Basel II as set out in the revised Monetary Authority of Singapore Notice to Banks No. 637 (Notice on Risk Based Capital Adequacy Requirements for Banks incorporated in Singapore or MAS Notice 637) with effect from 1 January 2008.

The Group views Basel II as part of continuing efforts to strengthen its risk management culture and ensure that the Group pursues business growth across segments and markets with the right risk management discipline, practices and processes in place.

The following information concerning the Group's risk exposures, risk management practices and capital adequacy is disclosed as accompanying information to the annual report, and does not form part of the audited accounts.

1 SCOPE OF APPLICATION

The Group applies the Basel II Internal Ratings-Based Approach (IRBA) for computing part of its regulatory capital requirements for credit risk. Approved wholesale portfolios are on the Foundation IRBA, while the approved retail portfolios are on the Advanced IRBA. Most of the remaining credit exposures are on the Standardised Approach. The Group also adopts the Standardised Approach for operational and market risks.

The Group's capital requirements are generally based on the principles of consolidation adopted in the preparation of its financial statements, as discussed in Note 2.2 to the Financial Statements, except where deductions from eligible capital are required under MAS Notice 637 or where entities meet separation requirements set by the MAS. Refer to Note 52 to the Financial Statements for the list of consolidated entities.

Certain subsidiaries are subject to minimum capital requirements imposed by their respective regulatory agencies. During the course of the year, these subsidiaries did not experience any impediments in the distribution of dividends.

2 REGULATORY CAPITAL MANAGEMENT

2.1 Key capital management principles

The Group's capital management policies are to diversify its sources of capital; to allocate capital efficiently, guided by the need to maintain a prudent relationship between available capital and the risks of its underlying businesses; and to meet the expectations of key constituencies, including investors, regulators and rating agencies.

The capital management process, which is centrally supervised by the Capital and Balance Sheet Committee, includes periodic reviews of both the demand for and supply of capital across the Group. Available capital is allocated across competing demands, guided by the policies outlined above, and to ensure regulatory compliance. Quarterly updates are provided to the Board of Directors.

2.2 Capital structure and adequacy

The following table sets forth details on the capital resources and capital adequacy ratios for the Group as at 31 December 2009. MAS Notice 637 sets out the current requirements relating to the minimum capital adequacy ratios for a bank incorporated in Singapore and the methodology for calculating these ratios. The Group's Tier 1 and total capital adequacy ratios as at 31 December 2009 were 13.1% and 16.7% respectively, which are above the MAS minimum requirements of 6.0% and 10.0%.

The constituents of total eligible capital are set out in MAS Notice 637 Part VI. These include shareholders' funds after regulatory-related adjustments, minority interests, and eligible capital instruments issued by the Group. Refer to Notes 35 and 38 to the Financial Statements for the terms of these capital instruments.

In $ millions	2009
Tier 1 capital	
Share capital	8,435
Disclosed reserves	16,802
Paid-up non-cumulative preference shares	1,100
Minority interests	408
Innovative Tier 1 instruments	2,618
Less: Deductions from Tier 1 capital	
Goodwill and deferred tax assets	5,970
Other deductions (50%)	128
Eligible Tier 1 capital	23,265
Tier 2 capital subject to limits	6,491
Less: Deductions from Tier 2 capital	
Other deductions (50%)	128
Total eligible capital	29,628
Risk-Weighted Assets (RWA)	
Credit	137,389
Market	28,669
Operational	11,164
Total RWA	177,222
Tier 1 Capital Adequacy Ratio (%)	13.1
Total Capital Adequacy Ratio (%)	16.7

In $ millions	RWA 2009
Credit risk:	
Internal ratings-based approach (IRBA)	
Retail exposures	
Residential mortgage exposures	3,121
Qualifying revolving retail exposures	1,821
Other retail exposures	1,360
Wholesale exposures	
Sovereign exposures	3,005
Bank exposures	11,627
Corporate exposures	52,671
Corporate small business exposures	2,424
Specialised lending exposures	20,508
Equity exposures	5,087
Securitisation exposures	57
Total IRBA RWA	101,681
Adjusted IRBA RWA post scaling factor of 1.06	107,782
Standardised approach (SA)	
Residential mortgage exposures	674
Regulatory retail exposures	765
Corporate exposures	16,240
Private equity and venture capital (PE/VC) investment exposures	155
Other exposures	
Real estate, premises, equipment and other fixed assets	1,532
Exposures to individuals	5,979
Others	4,262
Total SA RWA	29,607
Total RWA for credit risk	137,389
Market risk:	
Standardised approach (SA)	
Interest rate risk	21,616
Equity position risk	251
Foreign exchange risk	6,800
Commodity risk	2
Total RWA for market risk	28,669
Operational risk standardised approach	11,164
Total RWA	177,222

3 CREDIT RISK - GENERAL DISCLOSURES

3.1 Credit risk management

Credit risk is the risk of loss resulting from the failure of borrowers or counterparties to meet their debt or contractual obligations. Credit exposure can arise from financial activities including lending, sales, trading, derivatives, payment transactions and securities settlements.

The Group Credit Risk Committee serves as an executive forum for discussion on credit trends and all aspects of credit risk management, including the identification, measurement, monitoring, mitigation and control processes.

The Group Credit Risk Committee sets and ensures adherence to the credit limits and policies at the country, sector and business levels. An enterprise-wide Core Credit Risk Policy sets forth the principles by which the Group conducts its credit risk management activities. The Policy ensures consistency in credit risk underwriting across the Group, and provides guidance in the formulation of business-specific credit policies.

Consumer credit risks are generally managed on a portfolio basis. Each account is assigned to a risk pool, taking into consideration factors such as borrower characteristics and collateral type. On the other hand, wholesale credit risks are analysed individually and approved by experienced credit officers who consider a number of factors related to the borrower's financial condition in the identification and assessment of credit risk. Exposures are monitored on a regular basis so that deteriorating exposures are systematically identified and appropriate remedial actions can be taken.

Credit control functions ensure that credit risks are being taken and maintained in compliance with group-wide credit policies and guidelines. These functions ensure proper activation of approved limits, appropriate endorsement of excesses and policy exceptions, and also monitor compliance with credit standards and/or credit covenants established by management and/or regulators.

An independent credit risk review team conducts regular reviews of credit exposures and judgmental credit risk management processes. It also conducts independent validation of internal credit risk rating processes on an annual basis. These reviews provide senior management with objective and timely assessments of the effectiveness of credit risk management practices and ensure group-wide policies, internal rating models and guidelines are being adopted consistently across different business units including relevant subsidiaries.

Stress testing of credit risk has assumed increasing importance in the discipline of credit risk management. DBS uses credit risk stress testing approaches to assess the vulnerability of the portfolio to "exceptional but plausible" adverse credit risk events.

Basel II Pillar 3 Disclosures

Year ended 31 December 2009

3.2 Country risk

The principles and approach in the management of cross-border risk are set out in the Group's Country Risk Management Framework. The Framework includes an internal country (and sovereign) risk rating system where the assessments are made independent of business decisions. Benchmark country limits are set to alert the Group when exposures rise to levels that may imply concentration risk. Day-to-day operational country limits, called working limits, are also imposed to manage the shape and growth of the cross-border exposures as they build up. A rigorous scanning process is established, with the objective of adjusting country exposures according to risks perceived at the global, regional and country level. There are close consultations with the businesses and credit management in right sizing cross-border exposures to take into account not only risks and opportunities, but also the strategic intent of the Group.

3.3 Summary of credit exposures[(a)]

The following table summarises the Group's credit exposures:

In $ millions	2009 Exposures
Advanced IRBA	
Retail exposures	
Residential mortgage exposures	35,019
Qualifying revolving retail exposures	3,885
Other retail exposures	3,073
Foundation IRBA	
Wholesale exposures	
Sovereign exposures	44,672
Bank exposures	47,373
Corporate exposures	77,019
Corporate small business exposures	2,723
Specialised lending exposures	18,625
IRBA for equity exposures	2,700
IRBA for securitisation exposures	312
Total IRBA	235,401
SA	
Residential mortgage exposures	1,832
Regulatory retail exposures	1,012
Corporate exposures	16,926
PE/VC investment exposures	78
Other exposures	
Real estate, premises, equipment and other fixed assets	1,532
Exposures to individuals	5,954
Others	6,718
Total SA	34,052
Total	**269,453**

(a) Amounts represent exposures after credit risk mitigation and where applicable include on-balance sheet amounts and credit equivalent amounts of off-balance sheet items determined in accordance with MAS Notice 637

Refer to Notes 46 and 48 to the Financial Statements for an analysis of maximum exposures to credit risk by geographic location, industry and residual contractual maturity distribution.

4 CREDIT RISK ASSESSED USING INTERNAL RATINGS-BASED APPROACH

4.1 Scope of application

The Group adopts various rating systems for the different asset classes under IRBA. There is a robust governance process for the development and approval of a credit risk model. Credit risk models developed are validated by an independent risk unit in the Group to ensure they are fit for purpose. The models are placed through a rigorous review process prior to endorsement by the Group Credit Risk Committee and have to be approved by the Board Risk Management Committee before use.

To ensure the adequacy and robustness of these rating systems on an ongoing basis, Risk Management Group – Credit Portfolio Analytics conducts monthly performance monitoring on these rating systems and reports the results to the Group Credit Risk Committee. This process will highlight any material deterioration in the credit systems for management attention. In addition, an independent risk unit, Risk Management Group – Model Validation, conducts formal validation annually for each of the rating systems. The validation processes are also subject to an independent review by Group Audit.

The internal credit risk ratings produced by credit rating models are used to calculate the IRBA capital requirements. In addition, the ratings from the credit models are used as the basis to support the underwriting of credit, monitor the performance of the portfolios and determine business strategies.

The Group applies the supervisory Loss Given Default (LGD) estimate provided by MAS for its Foundation IRBA portfolios. These supervisory LGD estimates are used in the computation of risk weights and regulatory capital calculations for the portfolios. For its Advanced IRBA portfolios, the LGD is estimated using internal models, and used in capital calculations and risk-return assessments.

Exposure or Exposure-at-Default (EAD) is the sum of the on-balance sheet amount and/or credit equivalent of the off-balance sheet item (multiplied by a credit conversion factor) determined in accordance with MAS Notice 637.

4.2 Retail exposures

Retail portfolios under the Advanced IRBA are categorised into asset classes, namely Residential Mortgages, Qualifying Revolving Retail Exposures and Other Retail Exposures, which includes vehicle loans extended to individuals.

Within each asset class, exposures are managed on a portfolio basis. Each account is assigned to a risk pool, taking into consideration factors such as borrower characteristics and collateral type. Loss estimates are based on historical default and realised losses within a defined period. The definition of default is applied at the level of a particular facility, rather than at the level of the obligor. Business-specific credit risk policies and procedures including underwriting criteria, scoring models, approving authorities, frequency of asset quality and business strategy reviews, as well as systems, processes and techniques to monitor portfolio performance against benchmarks are in place. Credit Risk models for secured loans are used to update the risk level of each loan on a monthly basis, reflecting the broad usage of risk models in portfolio quality reviews in accordance with Basel II principles.

The following tables summarise the Group's retail credit exposures measured using IRBA as at 31 December 2009:

(A) Residential mortgage exposures

Expected Loss (EL) % range	Exposures[a] (In $ millions)	Exposure-weighted average risk weight[b] (%)
Up to 0.10%	30,505	6
> 0.10% to 0.50%	4,133	24
> 0.50%	381	70
Total	**35,019**	**9**

(a) Includes undrawn commitments set out in table (D) below
(b) Percentages disclosed are before the application of IRBA scaling factor

(B) Qualifying revolving retail exposures

EL % range	Exposures[a] (In $ millions)	Exposure-weighted average risk weight[b] (%)
Up to 5%	3,599	28
> 5%	286	285
Total	**3,885**	**47**

(a) Includes undrawn commitments set out in table (D) below
(b) Percentages disclosed are before the application of IRBA scaling factor

(C) Other retail exposures

EL % range	Exposures (In $ millions)	Exposure-weighted average risk weight[a] (%)
Up to 0.30%	1,223	19
> 0.30%	1,850	61
Total	**3,073**	**44**

(a) Percentages disclosed are before the application of IRBA scaling factor

(D) Undrawn commitment for retail exposures

In $ millions	Notional amount	Credit equivalent amount[a]
Qualifying revolving retail exposures	7,998	2,893
Residential mortgage exposures	4,923	4,923
Total	**12,921**	**7,816**

(a) Credit equivalent amount represents notional amounts multiplied by the applicable credit conversion factors

4.3 Wholesale exposures

Wholesale exposures comprise sovereign, bank, corporate, corporate small business, specialised lending and securitisation exposures. These exposures are assessed under the Foundation IRBA. The risk ratings for the wholesale exposures (other than securitisation exposures) have been mapped to likely corresponding external rating equivalents. A description of the rating grades is provided in the following table to give a qualitative explanation of the risk benchmarks.

Sovereign exposures are risk rated using internal risk rating models and guidelines in line with IRBA portfolios. Country specific macro-economic risk factors, political risk factors, social risk factors and liquidity risk factors are reviewed objectively in the sovereign rating models to assess the sovereign credit risk in a disciplined and systematic approach.

Bank exposures are assessed using a bank rating model covering various credit risk factors such as capital levels and liquidity, asset quality, earnings, management and market sensitivity. The risk ratings derived are benchmarked against external credit risk ratings to ensure that the internal rating systems are well-aligned and appropriately calibrated.

Individual corporate credit are assessed using approved credit models, and reviewed and analysed by experienced credit approvers taking into consideration the relevant credit risk factors. Large corporate credits are assessed using approved models as well as reviews by designated credit approvers. Credit factors considered in the risk assessment process include the obligor's financial standing and outlook, industry and economic conditions, market position, access to capital and management strength. The Counterparty Risk Rating assigned to smaller business borrowers is primarily based on the borrower's financial position and strength, which are assessed via the use of a validated quantitative tool. This is supplemented by expert judgement of qualitative factors, such as management strength, by credit officers.

Basel II Pillar 3 Disclosures

Year ended 31 December 2009

Credit ratings under the IRBA portfolios are, at a minimum, reviewed on an annual basis unless credit conditions require more frequent assessment. The Counterparty Risk Rating process is reinforced by the Facility Risk Rating Systems which considers other exposure risk mitigants, such as collateral, third party guarantees and transfer risk.

A default is considered to have occurred with regard to a particular obligor when either or both of the two following events have taken place:

- Subjective default: Obligor is unlikely to pay its credit obligations in full, without recourse by the Group to actions such as realising security (if held).

- Technical default: Obligor is past due more than 90 days on any credit obligation to the Group.

This is consistent with the guidance provided under MAS Notice 637.

A description of the internal ratings used for the various portfolios is as follows:

DBS Group PD Grade (ACRR)	Description of Rating Grade	Internal Classification	Likely Corresponding MAS Classification	Likely Corresponding S&P Rating Equivalent
PD Grade 1	Taking into account the impact of relevant economic, social or geopolitical conditions, capacity to meet its financial commitment is exceptional	Exceptional	Passed	AAA
PD Grade 2	Taking into account the impact of the relevant economic, social or geopolitical conditions, capacity to meet its financial commitment is excellent	Excellent	Passed	AA+, AA, AA-
PD Grade 3	More susceptible to adverse economic, social, geopolitical conditions and other circumstances. Capacity to meet its financial commitment is strong	Strong	Passed	A+, A, A-
PD Grade 4A/4B	Adequate protection against adverse economic, social or geopolitical conditions or changing circumstances. More likely to lead to a weakened capacity of the obligor to meet its financial commitment	Good	Passed	BBB+/BBB
PD Grade 5	Relatively worse off than an obligor rated "4B" but exhibits adequate protection parameters	Satisfactory	Passed	BBB-
PD Grade 6A/6B	Satisfactory capacity to meet its financial commitment but capacity may become inadequate due to adverse business, financial, economic, social or geopolitical conditions and changing circumstances	Acceptable	Passed	BB+/BB
PD Grade 7A/B	Marginal capacity to meet its financial commitment but capacity may become inadequate or uncertain due to adverse business, financial, economic, social or geopolitical conditions and changing circumstances	Marginal	Passed	BB-
PD Grade 8A	Sub-marginal capacity to meet its financial commitment. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment	Sub-Marginal	Passed	B+

DBS Group PD Grade (ACRR)	Description of Rating Grade	Internal Classification	Likely Corresponding MAS Classification	Likely Corresponding S&P Rating Equivalent
PD Grade 8B/8C	Low capacity to meet its financial commitment. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment	Special Caution	Special Mention	B/B-
PD Grade 9	Vulnerable to non-payment and is dependent upon favourable business, financial, and economic conditions for the obligor to meet its financial commitment. Likely to have little capacity to meet its financial commitment under adverse conditions	Sub-Performing	Sub-Standard (Non-Defaulting)	CCC-C
PD Grade 10 and Above	An obligor rated '10' and above is in default (as defined under Basel II)	Default	Sub-Standard and Below (Defaulting)	D

The following tables summarise the Group's wholesale credit exposures using IRBA as at 31 December 2009:

(A) Sovereign exposures

PD grade	PD range (%)	Exposures (In $ millions)	Exposure-weighted average risk weights[a] (%)
PD grade 1-3	0.00 – 0.10	43,504	5
PD grade 4A-5B	0.10 – 0.47	–	–
PD grade 6A/6B	0.47 – 1.11	778	68
PD grade 7A-9	1.11 – 99.99	390	106
Total		**44,672**	**7**

(a) Percentages disclosed are before the application of IRBA scaling factor

(B) Bank exposures

PD grade	PD range (%)	Exposures (In $ millions)	Exposure-weighted average risk weights[a] (%)
PD grade 1-3	0.03[b] – 0.10	27,363	11
PD grade 4A/4B	0.10 – 0.33	12,550	33
PD grade 5	0.33 – 0.47	3,462	47
PD grade 6A/6B	0.47 – 1.11	2,964	66
PD grade 7A-9	1.11 – 99.99	939	101
PD 10	Default	95	–
Total		**47,373**	**25[c]**

(a) Percentages disclosed are before the application of IRBA scaling factor

(b) For bank exposures, the PD is the greater of the one-year PD associated with the internal borrower grade to which that exposure is assigned, or 0.03% as specified in MAS Notice 637

(c) Excludes default exposures

(C) Corporate exposures

PD grade	PD range (%)	Exposures (In $ millions)	Exposure-weighted average risk weights[a] (%)
PD grade 1-3	0.03[b] – 0.10	11,289	18
PD grade 4A/4B	0.10 – 0.33	7,563	43
PD grade 5	0.33 – 0.47	11,370	53
PD grade 6A/6B	0.47 – 1.11	20,001	70
PD grade 7A-9	1.11 – 99.99	24,518	111
PD 10	Default	2,278	–
Total		**77,019**	**70[c]**

(a) Percentages disclosed are before the application of IRBA scaling factor

(b) For corporate exposures, the PD is the greater of the one-year PD associated with the internal borrower grade to which that exposure is assigned, or 0.03% as specified in MAS Notice 637

(c) Excludes default exposures

(D) Corporate small business [a] exposures

PD grade	PD range (%)	Exposures (In $ millions)	Exposure-weighted average risk weights[b] (%)
PD grade 1-3	0.03[c] – 0.10	–	–
PD grade 4A/4B	0.10 – 0.33	5	31
PD grade 5	0.33 – 0.47	79	51
PD grade 6A/6B	0.47 – 1.11	655	65
PD grade 7A-9	1.11 – 99.99	1,896	103
PD 10	Default	88	–
Total		**2,723**	**92[d]**

(a) Corporate small business refers to corporations with reported annual sales of less than S$100 million as defined under MAS Notice 637
(b) Percentages disclosed are before the application of IRBA scaling factor
(c) For corporate small business exposures, the PD is the greater of the one-year PD associated with the internal borrower grade to which that exposure is assigned, or 0.03% as specified in MAS Notice 637
(d) Excludes default exposures

4.4 Specialised lending exposures

Specialised lending IRBA portfolios, consisting of income-producing real estate finance, project finance, object finance, hotel finance and structured trade/commodities finance, adopt the supervisory slotting criteria specified under Annex 7V of MAS Notice 637. The supervisory slotting criteria guidelines under the supervisory rating categories are used to determine the risk weights to calculate the credit risk-weighted exposures.

The following table summarises the Group's specialised lending exposures as at 31 December 2009:

2009	RWA (In $ millions)	Exposures (In $ millions)	Exposure-weighted average risk weights[a] (%)
Strong	2,080	3,858	54
Good	5,338	7,257	74
Satisfactory	4,286	3,727	115
Weak	8,804	3,522	250
Default	–	261	–
Total	**20,508**	**18,625**	**112[b]**

(a) Percentages disclosed are before the application of IRBA scaling factor
(b) Excludes default exposures

4.5 Securitisation exposures

As at 31 December 2009, the Group does not have significant investments in securitised assets. Additionally, the Group is not active in securitisation activities that are motivated by credit risk transfer or other strategic considerations.

The Group's investments in securitised assets are accounted for using the principles of Financial Reporting Standards (FRS) 39. Refer to Note 2.7 to the Financial Statements for the Group's accounting policies on financial assets.

Where securitised assets are rated by external rating agencies, the Ratings-Based Method (RBM) is used to calculate the risk weights of the exposures. The Group only accepts ratings from Standard & Poor's, Moody's and Fitch for such exposures.

The table below sets out the securitisation exposures (net of specific allowances) purchased by the Group, analysed by risk weights:

2009 In $ millions	Exposures subject to Rating-Based Method (RBM)	Exposures not subject to RBM	RWA	Deductions from Tier 1 and Tier 2 capital
Risk weights				
0% – 12%	18	–	1	–
15% – 18%	93	–	15	–
20% – 50%	131	–	30	–
60% – 650%	14	–	11	–
Deducted	48	8	–	56
Total	**304**	**8**	**57**	**56**

The table below sets out the securitisation exposures (net of specific allowances) purchased by the Group, analysed by exposure type:

2009 In $ millions	Total exposures	Exposures risk-weighted	Deductions from Tier 1 and Tier 2 capital
Exposure type			
ABS collateralised debt/loan obligations (CDO)	76	28	48
Non-ABS CDO, Mortgage-Backed Securities (MBS) and others	236	228	8
Total	**312**	**256**	**56**

4.6 Provisioning policies for past due and impaired exposures

Refer to the Notes to the Financial Statements listed in the following table for the Group's provisioning policies in relation to past due and impaired exposures.

Notes to the Financial Statements	Financial disclosures
2.8	The Group's accounting policies on the assessment of specific and general allowances on financial assets
46.3	Classified loans and past due loans by geographic and industry distribution
13, 20, 21 and 33	Movements in specific and general allowances during the year for the Group

4.7 Comparison of Expected Loss against Actual Losses

The following table sets out the actual loss incurred in 2009 compared with expected loss reported for certain IRBA asset classes at December 2008. Actual loss refers to specific impairment loss allowance and charge-offs to the Group's income statement during the financial year ended 31 December 2009.

Basel Asset Class	31 Dec 08 Expected Loss In $ millions	2009 Actual Loss In $ millions
Wholesale Exposures		
Sovereigns	7	–
Banks	56	33
Corporates (including SME & Specialised Lending)	731	739
Retail Exposures		
Residential Mortgage Loans ("RML")	21	6
Auto-loans	9	7

Expected Loss is a Basel II measure of expected future losses based on Internal Ratings-Based (IRB) models where PDs are more through-the-cycle and LGDs are on a downturn basis, floored by regulatory minimums. Actual Loss is an accounting construct which includes impairment allowances for new loans originated, other incremental impairment provisions on defaulted exposures and charge-offs during the year. The two measures of loss are therefore not directly comparable.

4.8 IRB Model performance

As estimated IRB parameters are based on a through-the-cycle methodology, it is inappropriate to assess performance based solely on 2009 experience and observations.

5 CREDIT RISK ASSESSED USING STANDARDISED APPROACH

5.1 Scope of application

The Group applies the SA for portfolios which are individually immaterial in terms of both size and risk profile and for transitioning portfolios. These portfolios include:

- IRBA-transitioning retail and wholesale exposures
- IRBA-exempt retail exposures
- IRBA-exempt wholesale exposures

The transitioning retail exposures are expected to transition to the Advanced IRBA over the next few years, subject to certification by MAS. In the meantime, the SA has been applied.

The portfolios under the SA are subject to the Group's overall governance framework and credit risk management practices. Under this framework, the Group continues to monitor the size and risk profile of these portfolios and will look to enhance risk measurement processes should these risk exposures become material.

The Group uses external ratings for credit exposures under the SA, where relevant, and the Group only accepts ratings from Standard & Poor's, Moody's and Fitch's in such cases. The Group follows the process prescribed in MAS Notice 637 to map the ratings to the relevant risk weights.

5.2 Exposures by risk weights

The following table represents the exposures under SA (excluding PE/VC investment exposures disclosed in Note 10 of the Basel II Pillar 3 Disclosures), analysed by risk weights:

In $ millions	2009 Exposures
Risk weights	
0%	2,090
20%	454
35%	1,782
50%	1,444
75%	1,001
100%	27,080
150%	123
Total	**33,974**

Basel II Pillar 3 Disclosures

Year ended 31 December 2009

6 CREDIT RISK MITIGATION

Credit risk mitigation techniques are taken into account when determining credit RWA. Exposures are adjusted for eligible financial collateral or other eligible collaterals allowed under MAS Notice 637.

Recognised collaterals include both financial and physical assets. Financial collaterals consist of mainly cash deposits, debt securities and shares, while physical collaterals include land and buildings, vehicles and equipment.

Eligible credit protection is also used to abate credit losses upon default. Refer to Note 46 to the Financial Statements for the policies and procedures on credit risk mitigation techniques. The Group adopts the comprehensive approach for credit risk mitigation and the impact on PD or LGD is based on the same guidelines for Foundation IRBA portfolios.

The following table summarises the extent to which credit exposures are covered by eligible financial collateral, other eligible collateral and eligible credit protection after the application of haircuts:

2009 In $ millions	Eligible financial collateral	Other eligible collateral	Amount by which credit exposures have been reduced by eligible credit protection
Foundation IRBA			
Wholesale exposures			
Sovereign exposures	109	–	–
Bank exposures	671	–	86
Corporate exposures	2,471	3,523	2,536
Corporate small business exposures	203	1,131	150
Sub-total	3,454	4,654	2,772
SA			
Residential mortgage exposures	165	–	–
Regulatory retail exposures	158	1	1
Corporate/other exposures	2,803	62	687
Sub-total	3,126	63	688
Total	**6,580**	**4,717**	**3,460**

The above table excludes exposures where collateral has been taken into account directly in the risk weights, such as the specialised lending and residential mortgage exposures. It also excludes exposures where the collateral generally considered as eligible under Basel II may not meet the required legal/ operational standards e.g. in the case of legal enforcement uncertainty in specific jurisdictions. Certain exposures where the collateral is eligible under Foundation IRBA and not under SA have also been excluded for portfolios where the SA is applied (for example, exposures collateralised by commercial properties).

7 COUNTERPARTY CREDIT RISK-RELATED EXPOSURES

7.1 Notional principal amounts of credit derivatives

In $ millions	Notional of Credit Derivatives Protection Bought	Protection Sold
Own Credit Portfolio	33,884	31,619
Client Intermediation Activities	15,104	14,725
Total	**48,988**	**46,344**
Credit default swaps	48,863	46,344
Total return swaps	125	–
Total	**48,988**	**46,344**

Notional values of credit derivatives do not accurately reflect their economic risks. They comprise both beneficiary and guarantor (buy and sell protection) positions.

The Group generally has a mismatch between the total notional amounts of protection bought and sold as these credit derivatives are used to hedge risks from other instruments, including those from customer flows. The protection sold in credit derivatives are largely matched with the protection bought after notional amounts are adjusted either to a duration-based equivalent basis, or to reflect the level of subordination in tranched structures.

The Group actively monitors its counterparty credit risk in credit derivative contracts. More than 95% of the notional value of the Group's credit derivative positions as at 31 December 2009 are to 15 large, established names with which the Group maintains collateral agreements.

7.2 Counterparty risk management

Counterparty credit exposure is managed as loan exposures and included under the Group's overall lending limits to counterparties.

The Group actively monitors and manages its exposure to counterparties in over-the-counter derivative trades to protect its balance sheet in the event of counterparty default. Counterparty risk exposures which may be materially and adversely affected by market risk events are identified, reviewed, managed and highlighted to the appropriate risk committees. The current exposure method is used to calculate the Group's net credit exposure and regulatory capital for counterparty exposures, using the mark-to-market exposures and an appropriate add-on factor to account for potential future exposures.

The Group further manages its credit exposure by entering into master netting arrangements with counterparties where it is appropriate and feasible to do so. The credit risk associated with favourable contracts is reduced by a master netting arrangement to the extent that, upon an event of default, all amounts with the counterparty are settled on a net basis.

The Group may also enter into Credit Support Annexes with counterparties for credit risk reduction and increased competitiveness. These are governed by internal guidelines with respect to the eligibility of various collaterals and the frequency of collateral calls.

7.3 Credit equivalent amounts for counterparty exposures

In $ millions	2009
Replacement cost	15,963
Potential future exposure	14,817
Gross credit equivalent amount	30,780
Comprising:	
Interest rate contracts	9,644
Credit derivative contracts	6,117
Equity contracts	336
Foreign exchange contracts and gold	14,682
Commodities contracts	1
Gross credit equivalent amount	30,780
Less: Effect of netting arrangement	14,486
Credit equivalent amount after netting	16,294
Less: Collateral amount	
Eligible financial collateral	293
Other eligible collateral	1
Net credit equivalent amount	**16,000**

Counterparty credit exposure is mitigated by exposure netting through ISDA agreements and recognition of eligible collateral, the effects of which have been included in regulatory capital calculations where appropriate.

8 MARKET RISK

8.1 Market risk management

Market risk is managed in accordance with the Group's market risk management framework. Details on how the Group manages market risk, including quantitative data on the Group's VaR, may be found in Note 47 to the Financial Statements.

8.2 Capital treatment for market risk

As at 31 December 2009, the Group used the Standardised Approach to calculate market risk capital requirements under MAS Notice 637. Please refer to Note 2.2 of the Basel II Pillar 3 Disclosures for details on market risk capital requirements.

9 OPERATIONAL RISK

9.1 Operational risk management

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events, including legal risk, but does not include strategic or reputational risk. An Operational Risk Management Framework, approved by the Board Risk Management Committee, has been developed to ensure that operational risks within the Group are identified, monitored, managed and reported in a structured, systematic and consistent manner.

To manage and control operational risk, the Framework encompasses various tools including control self-assessment, risk event management, key risk indicator monitoring and process risk mapping. Risk events, including any significant incidents that may impact the Group's reputation, are required to be reported based on certain established thresholds. Key risk indicators with pre-defined escalation triggers are employed to facilitate risk monitoring in a forward-looking manner.

A key component of the Framework is a set of Core Operational Risk Standards which provides guidance on the baseline controls to ensure a controlled and sound operating environment. Each new product or service introduced as well as outsourcing initiatives are subject to a risk review and sign-off process where relevant risks are identified and assessed by departments independent of the risk-taking unit proposing the product or service. Variations of existing products or services and outsourcing initiatives are also subject to a similar process. Major operational risk mitigation programmes include Business Continuity Management and Global Insurance Programme. On an annual basis, the Chief Executive Officer provides an attestation to the Board on the state of business continuity management of the Group, including any residual risks.

The Group Operational Risk Committee oversees the Group's operational risk management infrastructure, including the Framework, policies, processes, information, methodologies and systems. The Group Operational Risk Committee also performs regular reviews of the operational risk profiles of the Group, and endorses and recommends corporate operational risk policies to be approved by senior management.

9.2 Capital treatment for operational risk

The Standardised Approach has been adopted to calculate the operational risk RWA as at 31 December 2009.

10 EQUITY EXPOSURES IN BANKING BOOK

10.1 Scope of application

The Group's banking book equity investments consist of:

- Investments held for yield and/or long-term capital gains;
- Strategic stakes in entities held as part of growth initiatives and/or in support of business operations.

The Group's banking book equity investments are classified and measured in accordance with FRS and are categorised as either AFS investments or Investments in Associates. Refer to Notes 2.2 and 2.7 to the Financial Statements for the Group's accounting policies. Entities in which the Group holds significant interests are disclosed in Note 52 to the Financial Statements.

10.2 Capital treatment

The Group has adopted the IRBA simple risk weight method to calculate regulatory capital for equity exposures in its banking book, except for PE/VC investments which are subject to supervisory risk weights and capital deductions as set out in MAS Notice 637.

The following table summarises the Group's equity exposures, in the banking book, including investments in Tier 1 capital instruments of financial institutions:

2009 In $ millions	Exposures subject to risk-weighting	Risk weights (%)	Deductions from Tier 1 and Tier 2 Capital
Simple risk weight method			
Equities listed on MAS recognised exchanges	625	150	25
Equities not listed on MAS recognised exchanges	2,075	200	71
Sub-total	2,700	–	96
Supervisory risk weight method			
PE/VC	78	200	#
Total	**2,778**	**–**	**96**

 # Amount under $500,000

Details of the Group's investments in AFS securities and Associates are set out in Notes 21 and 25 to the Financial Statements respectively.

Equity exposures under the simple risk weight method are further analysed by the following equity groupings:

2009	Exposures (in $ millions)	Exposure-weighted average risk weights[a] (%)
Major stake companies approved under section 32 of the Banking Act	571	195
Capital investments in financial institutions incorporated in Singapore, approved, licensed, registered or otherwise regulated by the Authority <= 2% of Eligible Total Capital	35	150
Other equity exposures	2,094	187
Total	**2,700**	**188**

(a) Percentages disclosed are before the application of IRBA scaling factor

Realised gains arising from sales and liquidations of equity exposures:

In $ millions	Realised gains
2009	214

Total unrealised gains for equity that have not been reflected in the Group's income statement, but have been included in Tier 2 Capital, amounted to $87 million.

Income Statement

for the year ended 31 December 2009

In $ millions	Note	2009	2008
Income			
Interest income		**4,530**	6,077
Interest expense		**1,419**	3,078
Net interest income		**3,111**	2,999
Net fee and commission income		**952**	837
Net trading income		**287**	112
Net income/(loss) from financial instruments designated at fair value		**114**	(133)
Net income from financial investments	2	**364**	431
Other income		**9**	10
Total income		**4,837**	4,256
Expenses			
Employee benefits		**808**	782
Depreciation of properties and other fixed assets		**119**	82
Other expenses		**743**	760
Allowances for credit and other losses		**1,199**	338
Total expenses		**2,869**	1,962
Profit before tax		**1,968**	2,294
Income tax expense		**199**	356
Net profit for the year		**1,769**	1,938

(see notes on pages 150 to 151, which form part of these financial statements)

Statement of Comprehensive Income

for the year ended 31 December 2009

In $ millions	2009	2008
Net profit for the year	**1,769**	1,938
Other comprehensive income:		
Available-for-sale financial assets		
Net valuation taken to equity	**774**	(1,130)
Transferred to income statement due to impairment	**–**	16
Transferred to income statement on sale	**(323)**	(312)
Tax on items taken directly to or transferred from equity	**(71)**	242
Other comprehensive income for the year, net of tax	**380**	(1,184)
Total comprehensive income	**2,149**	754

Balance Sheet

at 31 December 2009

In $ millions	Note	2009	2008
Assets			
Cash and balances with central banks		**21,415**	14,684
Singapore Government securities and treasury bills		**15,960**	14,797
Due from banks		**19,086**	17,512
Financial assets at fair value through profit or loss		**9,976**	8,714
Positive fair values for financial derivatives		**16,212**	33,049
Loans and advances to customers		**97,074**	92,536
Financial investments		**18,774**	16,538
Securities pledged		**279**	448
Subsidiaries	3	**11,920**	12,685
Due from special purpose entities		**67**	-
Investments in joint ventures		**93**	91
Investments in associates		**884**	877
Properties and other fixed assets		**473**	534
Investment properties		**31**	-
Deferred tax assets		**77**	128
Other assets		**3,758**	4,832
Total assets		**216,079**	217,425
Liabilities			
Due to banks		**8,297**	8,013
Due to non-bank customers		**138,004**	123,885
Financial liabilities at fair value through profit or loss		**7,502**	9,569
Negative fair values for financial derivatives		**16,550**	32,746
Bills payable		**468**	681
Current tax liabilities		**672**	712
Other liabilities		**3,514**	3,685
Other debt securities in issue		**–**	28
Due to holding company		**2,970**	17
Due to subsidiaries	4	**8,293**	9,009
Due to special purpose entities		**224**	195
Subordinated term debts		**7,702**	9,085
Total liabilities		**194,196**	197,625
Net assets		**21,883**	19,800
Equity			
Share capital	5	**12,096**	12,096
Other reserves	6	**2,485**	2,105
Revenue reserves	6	**7,302**	5,599
Shareholders' funds		**21,883**	19,800
Total equity		**21,883**	19,800
Off-balance sheet items			
Contingent liabilities and commitments		**76,595**	71,260
Financial derivatives		**1,388,961**	1,716,365

(see notes on pages 150 to 151, which form part of these financial statements)

Notes to the Supplementary Financial Statements

for the year ended 31 December 2009

The supplementary financial statements of DBS Bank Ltd (the Bank) are extracted from the Audited Statutory Financial Statements of DBS Bank Ltd and its subsidiaries (the Bank Group) for the financial year ended 31 December 2009.The statutory financial statements of the Bank and the Bank Group which contained an unqualified audit report, will be delivered to the Accounting & Corporate Regulatory Authority in accordance with the Singapore Companies Act.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Bank and the Bank Group are consistent with those applied by the Group as disclosed in Note 2 of the "Notes to the Financial Statements" (Notes) in the Group's Consolidated Financial Statements.

2 NET INCOME FROM FINANCIAL INVESTMENTS

Net income from financial investments includes the following:

In $ millions	2009	2008
Dividends from subsidiaries	**66**	70
Dividends from joint ventures/associates	**41**	56
Total	**107**	126

3 SUBSIDIARIES

In $ millions	2009	2008
Unquoted equity shares [(a)]	**10,810**	10,488
Less: impairment allowances	**806**	768
Sub-total	**10,004**	9,720
Due from subsidiaries	**1,916**	2,965
Total	**11,920**	12,685

(a) The carrying amounts of certain investments which are designated as hedged items in a fair value hedge are adjusted for fair value changes attributable to the hedged risks

Movements in impairment allowances during the year are as follows:

In $ millions	2009	2008
Balance at 1 January	**768**	768
Charge to income statement	**38**	–
Balance at 31 December	**806**	768

4 DUE TO SUBSIDIARIES

In $ millions	2009	2008
Subordinated term debts issued to DBS Capital Funding Corporation (Note 4.1)	**1,118**	1,121
Subordinated term debts issued to DBS Capital Funding II Corporation (Note 4.2)	**1,500**	1,500
Due to subsidiaries	**5,675**	6,388
Total	**8,293**	9,009

4.1 The subordinated term debts were issued by the Bank to DBS Capital Funding Corporation, both wholly-owned subsidiaries of the Group, on 21 March 2001 and mature on 15 March 2051. The notes comprised Series A Subordinated Note of US$725 million and Series B Subordinated Note of S$100 million. Interest is payable in arrears on 15 March and 15 September each year at a fixed rate of 7.66% per annum (Series A) and 5.35% per annum (Series B), up to 15 March 2011. Thereafter, interest is payable quarterly in arrears on 15 March, 15 June,15 September and 15 December each year at a floating rate of three-month London Interbank Offer Rate (LIBOR) + 3.20% per annum (Series A) and three-month Singapore Swap Offer Rate + 2.52% per annum (Series B).

4.2 The $1,500 million 5.75% subordinated note was issued on 27 May 2008 by the Bank to DBS Capital Funding II Corporation, both wholly-owned subsidiaries of the Group. Interest is payable in arrears on 15 June and 15 December each year at a fixed rate of 5.75% per annum up to 15 June 2018. Thereafter, interest is payable quarterly in arrears on 15 March, 15 June, 15 September and 15 December each year at a floating rate of three-month Singapore Swap Offer Rate + 3.415% per annum.

5 SHARE CAPITAL

Issued and fully paid up	2009	2008
1,962,302,697 (2008 : 1,962,302,697) ordinary shares	**1,962**	1,962
11,000,000 (2008 : 11,000,000) non-cumulative non-convertible perpetual preference shares	**11**	11
Total number of shares (millions)	**1,973**	1,973
Total Share Capital (in $ millions)	**12,096**	12,096

6 OTHER RESERVES

6.1 Other reserves

In $ millions	2009	2008
Available-for-sale revaluation reserves	**125**	(255)
General reserves	**2,360**	2,360
Share plan reserves	**–**	–
Total	**2,485**	2,105

Movements in other reserves for the Bank during the year are as follows:

In $ millions	Available-for-sale revaluation reserves	General reserves[(a)]	Share plan reserves	Total
Balance at 1 January 2009	**(255)**	**2,360**	**–**	**2,105**
Available-for-sale:				
– net valuation taken to equity	**774**	**–**	**–**	**774**
– transferred to income statement on sale	**(323)**	**–**	**–**	**(323)**
– tax on items taken directly to or transferred from equity	**(71)**	**–**	**–**	**(71)**
Balance at 31 December 2009	**125**	**2,360**	**–**	**2,485**
Balance at 1 January 2008	929	2,360	25	3,314
Transfer of share plan reserves to holding company	–	–	(25)	(25)
Available-for-sale:				
– net valuation taken to equity	(1,130)	–	–	(1,130)
– transferred to income statement due to impairment	16	–	–	16
– transferred to income statement on sale	(312)	–	–	(312)
– tax on items taken directly to or transferred from equity	242	–	–	242
Balance at 31 December 2008	(255)	2,360	–	2,105

(a) The General reserves are maintained in accordance with the provisions of applicable laws and regulations. These reserves are non distributable unless otherwise approved by the relevant authorities. Under the Banking (Reserve Fund) (Transitional Provision) regulations 2007, which came into effect on 11 June 2007, the Bank may distribute or utilise its statutory reserves provided that the amount distributed or utilised for each financial year does not exceed 20% of the reserves as at 30 March 2007

6.2 Revenue reserves

In $ millions	2009	2008
Balance at 1 January	**5,599**	4,984
Net profit attributable to shareholders	**1,769**	1,938
Amount available for distribution	**7,368**	6,922
Less: Nil (2008: $0.16) tax exempt ordinary final dividends	**–**	304
Nil (2008: $0.49) tax exempt ordinary interim dividends	**–**	953
6% tax exempt preference dividends (2008: 6% tax exempt)	**66**	66
Balance at 31 December	**7,302**	5,599

Directors' Report

The Directors are pleased to submit their report to the Members together with the audited consolidated financial statements of DBS Group Holdings Ltd (the Company) and its subsidiaries (the Group) and the balance sheet of the Company for the financial year ended 31 December 2009, which have been prepared in accordance with the provisions of the Singapore Companies Act and Singapore Financial Reporting Standards, as modified by the requirements of Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore.

BOARD OF DIRECTORS

The Directors in office at the date of this report are:

Koh Boon Hwee – Chairman
Piyush Gupta – Chief Executive Officer (Appointed 9 November 2009)
Ang Kong Hua
Andrew Robert Fowell Buxton
Bart Joseph Broadman
Christopher Cheng Wai Chee
Euleen Goh Yiu Kiang
Kwa Chong Seng
John Alan Ross
Ambat Ravi Shankar Menon – (Appointed 1 May 2009)
Peter Seah Lim Huat – (Appointed 16 November 2009)

Messrs Ang Kong Hua, John Alan Ross and Kwa Chong Seng will retire in accordance with article 95 of the Company's Articles of Association at the forthcoming Annual General Meeting (AGM). Messrs Ang Kong Hua, John Alan Ross and Kwa Chong Seng will offer themselves for re-election.

Messrs Piyush Gupta, Ambat Ravi Shankar Menon and Peter Seah Lim Huat will retire in accordance with article 101 of the Company's Articles of Association at the forthcoming AGM. Messrs Piyush Gupta, Ambat Ravi Shankar Menon and Peter Seah Lim Huat will offer themselves for re-election.

Mr Andrew Robert Fowell Buxton who is above 70 years of age is required to retire pursuant to Section 153(2) of the Companies Act, Chapter 50. Mr Buxton may be re-appointed by shareholders at the forthcoming AGM to continue office as a director until the next AGM. He has given consent to be reappointed as a director of the Company.

ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES OR DEBENTURES

Neither at the end of nor at any time during the financial year, was the Company a party to any arrangement, the object of which, is to enable the Directors to acquire benefits through the acquisition of shares in or debentures of the Company or any other body corporate save as disclosed in this report.

DIRECTORS' INTEREST IN SHARES OR DEBENTURES

The following Directors, who held office at the end of the financial year, had, according to the register of directors' shareholdings required to be kept under Section 164 of the Companies Act, an interest in shares of the Company and related corporations as stated below:

	Holdings in which Directors have a direct interest		Holdings in which Directors are deemed to have an interest	
	As at 31 Dec 2009	As at 31 Dec 2008 (or date of appointment if later)	As at 31 Dec 2009	As at 31 Dec 2008 (or date of appointment if later)
DBS Group Holdings Ltd (DBSH) ordinary shares				
Koh Boon Hwee	145,017	27,870	–	–
Piyush Gupta (appointed on 9 November 2009)	79,113	79,113	–	–
Ang Kong Hua	–	–	–	–
Andrew Robert Fowell Buxton	9,000	6,000	–	–
Bart Joseph Broadman	10,000	–	–	–
Christopher Cheng Wai Chee	–	–	–	–
Euleen Goh Yiu Kiang	4,185	2,790	–	–

	Holdings in which Directors have a direct interest		Holdings in which Directors are deemed to have an interest	
	As at 31 Dec 2009	As at 31 Dec 2008 (or date of appointment if later)	As at 31 Dec 2009	As at 31 Dec 2008 (or date of appointment if later)
Kwa Chong Seng	65,000	42,129	150,000	100,000
John Alan Ross	30,000	20,000	–	–
Ambat Ravi Shankar Menon (appointed on 1 May 2009)	–	–	–	–
Peter Seah Lim Huat (appointed on 16 November 2009)	15,000	15,000	–	–
DBS Bank 6% non-cumulative non-convertible perpetual preference shares				
Euleen Goh Yiu Kiang	500	500	–	–
DBS Capital Funding II Corporation 5.75% non-cumulative non-convertible non-voting guaranteed preference shares				
Kwa Chong Seng	2	2	–	–

There was no change in any of the above-mentioned interests between the end of the financial year and 21 January 2010.

DIRECTORS' CONTRACTUAL BENEFITS

Since the end of the previous financial year, no Director has received or has become entitled to receive a benefit under a contract which is required to be disclosed by Section 201(8) of the Singapore Companies Act save as disclosed in this report or in the financial statements of the Company and of the Group.

DBSH SHARE OPTION PLAN

Particulars of the share options granted under the Option Plan in 1999, 2000, 2001, 2002, 2003, 2004 and 2005 have been set out in the Directors' Reports for the years ended 31 December 1999, 2000, 2001, 2002, 2003, 2004 and 2005 respectively. No grants were made under the Option Plan since 2006.

The movements of the unissued ordinary shares of the Company in outstanding DBSH options granted under the Option Plan were as follows:

DBSH Options	Number of unissued ordinary shares	During the year			Number of unissued ordinary shares	Exercise price per share[a]	Expiry date
	1 January 2009	Rights Issue	Exercised	Forfeited/ Expired	31 December 2009		
July 1999[b]	664,244	117,122	454,652	326,714	–	$13.01	28 July 2009
March 2000	899,000	158,489	–	21,171	1,036,318	$17.75	06 March 2010
July 2000	762,000	134,325	–	21,172	875,153	$18.99	27 July 2010
March 2001	3,048,950	537,615	2,000	98,044	3,486,521	$15.05	15 March 2011
August 2001	150,400	26,522	23,527	–	153,395	$11.00	01 August 2011
March 2002	2,626,680	463,155	67,825	156,204	2,865,806	$12.53	28 March 2012
August 2002	137,900	24,311	9,410	3,529	149,272	$10.43	16 August 2012
December 2002	10,000	1,763	–	–	11,763	$9.75	18 December 2012
February 2003	2,305,100	406,421	296,649	43,288	2,371,584	$8.84	24 February 2013
March 2004	2,534,007	446,733	91,506	254,761	2,634,473	$12.53	02 March 2014
March 2005	1,234,911	221,143	66,032	75,670	1,314,352	$12.81	01 March 2015
	14,373,192	2,537,599	1,011,601	1,000,553	14,898,637		

(a) Adjusted for effects of rights issue in January 2009

(b) Expired on 28 July 2009

Directors' Report

The DBSH Share Option Plan has expired on 19 June 2009 and it was not extended or replaced. The termination of DBSH Share Option Plan will not affect the rights of holders of any outstanding existing options. Therefore, no further options were granted by the Company during the financial year.

The persons to whom the DBSH Options have been granted do not have any right to participate by virtue of the DBSH Options in any share issue of any other company.

DBSH SHARE PLAN

During the financial year, time-based awards in respect of an aggregate of 4,415,717 ordinary shares were granted pursuant to the DBSH Share Plan, to selected employees of the DBSH Group. This included 327,991 ordinary shares comprised in awards granted to directors Mr Koh Boon Hwee, Mr Piyush Gupta and the late Mr Richard Daniel Stanley. The number of ordinary shares comprised in the awards granted represents a 100% payout.

Information on the DBSH Share Plan is as follows:

(i) Awards over DBSH's ordinary shares may be granted to DBSH Group executives who hold such rank as may be determined by the Compensation and Management Development Committee of DBSH from time to time. Awards may also be granted to (inter alia) executives of associated companies of DBSH who hold such rank as may be determined by the Compensation and Management Development Committee from time to time, and non-executive directors of DBSH.

The participants of the DBSH Share Plan may be eligible to participate in the DBSH Share Option Plan or other equivalent plans, but shall not be eligible to participate in the DBSH Employee Share Plan or other equivalent plans.

(ii) Where time-based awards are granted, participants are awarded ordinary shares of DBSH, their equivalent cash value or a combination of both as part of their deferred bonus, at the end of the prescribed vesting periods. Awards are granted under the DBSH Share Plan at the absolute discretion of the Compensation and Management Development Committee.

(iii) The DBSH Share Plan shall continue to be in force at the discretion of the Compensation and Management Development Committee, subject to a maximum period of ten years. At an Extraordinary General Meeting (the EGM) held on 8 April 2009, DBSH Share Plan was extended for another ten years, from 18 September 2009 to 17 September 2019, provided always that the DBSH Share Plan may continue beyond the above stipulated period with the approval of the shareholders of DBSH by ordinary resolution in general meeting and of any relevant authorities which may then be required.

(iv) Awards under the DBSH Share Plan may be granted at any time in the course of a financial year, and may lapse by reason of cessation of service of the participant, or the retirement, redundancy, ill health, injury, disability, death, bankruptcy or misconduct of the participant, or by reason of the participant, being a non-executive director, ceasing to be a director, or in the event of a take-over, winding up or reconstruction of DBSH.

(v) At the EGM held on 8 April 2009, the shareholders of the Company have also approved the reduction of total number of new ordinary shares of DBSH which may be issued pursuant to awards granted under the DBSH Share Plan, when added to the total number of new ordinary shares issued and issuable in respect of all awards granted under the DBSH Share Plan, and all options granted under the DBSH Share Option Plan, from 15% to 7.5% of the total number of issued shares in the capital of DBSH (excluding treasury shares).

(vi) Subject to the prevailing legislation and SGX-ST guidelines, DBSH will have the flexibility to deliver ordinary shares of DBSH to participants upon vesting of their awards by way of an issue of new ordinary shares and/or the transfer of existing ordinary shares (which may include ordinary shares held by the Company in treasury).

(vii) The class and/or number of ordinary shares of DBSH comprised in an award to the extent not yet vested, and/or which may be granted to participants, are subject to adjustment by reason of any variation in the ordinary share capital of DBSH (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, or distribution) or if DBSH makes a capital distribution or a declaration of a special dividend (whether in cash or in specie), upon the written confirmation of the auditor of DBSH that such adjustment (other than in the case of a capitalisation issue) is fair and reasonable.

AUDIT COMMITTEE
The Audit Committee comprised non-executive directors Mr Ang Kong Hua (Chairman), Mr Christopher Cheng Wai Chee, Mr Ambat Ravi Shankar Menon, Ms Euleen Goh Yiu Kiang and Mr Peter Seah Lim Huat. As part of its functions, it assists the Board in discharging its responsibilities for the Group's financial announcements, internal control issues and regulatory compliance as well as to oversee the objectivity and effectiveness of the internal and external auditors.

In its review of the audited financial statements for the financial year ended 31 December 2009, the Audit Committee has discussed with management and the external auditor the accounting principles that were applied and their judgement on the items that might affect the financials. Based on the review and discussions with management and the external auditor, the Audit Committee is of the view that the financial statements are fairly presented in conformity with generally accepted accounting principles in all material aspects.

The Audit Committee has received the requisite information from PricewaterhouseCoopers LLP (PwC) and has considered the financial, business and professional relationship between PwC and the Group. It is of the view that such relationship is compatible with maintaining PwC's independence.

The Audit Committee recommends to the Board of Directors the re-appointment of PwC as independent external auditor at the forthcoming Annual General Meeting of the Company on 30 April 2010.

INDEPENDENT AUDITOR
PricewaterhouseCoopers LLP has expressed its willingness to accept re-appointment as independent external auditor.

On behalf of the Directors

Koh Boon Hwee

Piyush Gupta

3 February 2010
Singapore

Statement by the Directors

We, Koh Boon Hwee and Piyush Gupta, being two of the Directors of DBS Group Holdings Ltd (the Company), state that, in the opinion of the Directors, the consolidated financial statements of the Group, consisting of the Company and its subsidiaries and the balance sheet of the Company, together with the notes thereon, as set out on pages 60 to 135, are drawn up so as to give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2009, and the results, changes in equity and cash flows of the Group for the financial year ended on that date and there are reasonable grounds to believe that the Company and the Group will be able to pay their debts as and when they fall due.

On behalf of the Directors

Koh Boon Hwee

Piyush Gupta

3 February 2010
Singapore

Independent Auditor's Report

TO THE MEMBERS OF DBS GROUP HOLDINGS LTD (INCORPORATED IN SINGAPORE)

We have audited the accompanying financial statements of DBS Group Holdings Ltd (the Company) and its subsidiaries (the Group) set out on pages 60 to 135, which comprise the balance sheets of the Company and of the Group as at 31 December 2009, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement of the Group for the financial year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act (Cap. 50) (the Act) and Singapore Financial Reporting Standards. This responsibility includes:

(a) devising and maintaining a system of internal accounting control sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair profit and loss accounts and balance sheets and to maintain accountability of assets;
(b) selecting and applying appropriate accounting policies; and
(c) making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion,

(a) the consolidated financial statements of the Group and the balance sheet of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards, including the modification of the requirements of FRS 39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning by Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore, so as to give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2009 and the results, changes in equity and cash flows of the Group for the financial year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditor, have been properly kept in accordance with the provisions of the Act.

PricewaterhouseCoopers LLP
Public Accountants and Certified Public Accountants

3 February 2010

Share Price


25
20
15
10
5
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Share Price ($) [1]										
High	23.21	18.02	12.67	13.18	14.28	14.28	19.21	21.17	17.55	15.40
Low	14.62	8.08	9.10	7.06	11.39	11.82	13.43	16.07	7.68	6.45
Close	16.66	11.73	9.35	12.50	13.69	14.03	19.21	17.60	8.42	15.40
Average	17.97	12.32	11.02	9.82	12.87	13.09	15.50	18.60	14.23	11.48
Per Ordinary Share ($)										
Gross dividend yield [2]	2.1	2.1	2.3	2.6	2.6	3.8	4.2	3.7	4.6	4.9
Price-to-earning ratio (number of times) [3]	18.7	20.4	15.0	11.6	11.7	14.0	12.7	13.4	12.5	12.6
Price-to-book ratio (number of times)	2.6	1.6	1.4	1.2	1.4	1.5	1.6	1.8	1.4	1.1

(1) Figures have been adjusted for rights issue in 2008 (exercised in January 2009)

(2) Dividend amounts are on gross basis prior to Fourth Quarter 2007 and on one-tier tax-exempt basis thereafter. 2000 and 2006 include special dividends of 13 cents and 4 cents respectively

(3) Earnings exclude one-time items and goodwill charges

Further information on Directors

MR KOH BOON HWEE

Academic and Professional Qualifications:
- Bachelor of Science in Mechanical Engineering (1st Class Hons) Imperial College, University of London
- Master in Business Administration (Distinction) Harvard Business School

Last date of re-election: 8 April 2009

Current Directorships of listed companies or major appointments

Company	Title
1. DBS Group Holdings Ltd	Chairman
2. DBS Bank Ltd	Chairman
3. Sunningdale Tech Ltd	Chairman
4. Agilent Technologies, Inc.	Director
5. AAC Acoustic Technologies Holdings Ltd	Chairman
6. Temasek Holdings (Pte) Ltd	Director
7. Harvard Singapore Foundation	Director
8. Nanyang Technological University Board of Trustees	Chairman
9. EDB International Advisory Council	Deputy Chairman
10. The William and Flora Hewlett Foundation	Director
11. Yeo Hiap Seng Ltd	Director
12. Yeo Hiap Seng (Malaysia) Berhad	Director

Directorships of listed companies or major appointments for the past 3 years

Company	Title
1. Pacific Internet Ltd	Director
2. Sunningdale Tech Ltd	Executive Chairman & CEO
3. Wuthelam Holdings Ltd	Chairman
4. Infiniti Solutions Ltd	Chairman
5. Lee Kuan Yew School of Public Policy	Member
6. Research, Innovation & Enterprise Council	Member
7. MediaRing Ltd	Executive Director

MR PIYUSH GUPTA

Academic and Professional Qualifications:
- Post Graduate Diploma in Management Indian Institute of Management, Ahmedabad, India
- Bachelor of Arts, Economics University of Delhi, India

Last date of re-election: Not applicable

Current Directorships of listed companies or major appointments

Company	Title
1. DBS Group Holdings Ltd	Chief Executive Officer
2. DBS Bank Ltd.	Chief Executive Officer
3. The Institute of Banking & Finance	Council Member
4. The American Chamber of Commerce in Singapore	Member, Board of Governors
5. Global Indian Foundation	Board Member
6. Sim Kee Boon Institute for Financial Economics	Advisory Board Member
7. Dr Goh Keng Swee Scholarship Fund	Director
8. The Association of Banks in Singapore	Council Member
9. MasterCard Asia/Pacific, Middle East and Africa Regional Advisory Board	Director

Directorships of listed companies or major appointments for the past 3 years

Company	Title
Nil	

MR ANG KONG HUA

Academic and Professional Qualifications:
- Bachelor of Science in Economics (2nd Class Upper Hons) University of Hull

Last date of re-election: 4 April 2007

Current Directorships of listed companies or major appointments

Company	Title
1. DBS Group Holdings Ltd	Director
2. DBS Bank Ltd	Director
3. GIC Special Investments Private Limited	Director
4. Government of Singapore Investment Corporation Private Limited	Director
5. NSL Ltd	Executive Director
6. Sembcorp Industries Ltd	Director

Further information on Directors

Directorships of listed companies or major appointments for the past 3 years

Company	Title
1. k1 Ventures Limited	Director
2. Neptune Orient Lines Ltd	Vice Chairman
3. Yantai Raffles Shipyard Limited	Director

MR BART JOSEPH BROADMAN

Academic and Professional Qualifications:

- Bachelor of Science in Agricultural and Management University of California at Davis
- MBA in Financial Economics University of Southern California, Graduate School of Business
- Ph.D in Financial Economics University of Southern California, Graduate School of Business

Last date of re-election: 8 April 2009

Current Directorships of listed companies or major appointments

Company	Title
1. DBS Group Holdings Ltd	Director
2. DBS Bank Ltd	Director
3. Alphadyne Asset Management Pte Ltd	Director
4. Central Provident Fund Board	Director
5. Singapore American School	Chairman

Directorships of listed companies or major appointments for the past 3 years

Company	Title
Nil	

MR ANDREW ROBERT FOWELL BUXTON

Academic and Professional Qualifications:

- Honorary Doctorate of Science City University, London
- Master of Arts, Politics, Philosophy, Economics Oxford University (Pembroke College)
- Fellow, Institute of Bankers

Last date of re-election: 8 April 2009

Current Directorships of listed companies or major appointments

Company	Title
1. DBS Group Holdings Ltd	Director
2. DBS Bank Ltd	Director
3. The Islamic Bank of Asia Limited	Director

Directorships of listed companies or major appointments for the past 3 years

Company	Title
1. CapitaLand Limited	Director
2. CapitaLand Financial Limited	Director

MR CHRISTOPHER CHENG WAI CHEE

Academic and Professional Qualifications:

- Bachelor of Business Administration University of Notre Dame
- Master of Business Administration Columbia University

Last date of re-election: 8 April 2009

Current Directorships of listed companies or major appointments

Company	Title
1. DBS Group Holdings Ltd	Director
2. DBS Bank Ltd	Director
3. DBS Bank (China) Limited	Director
4. The Hong Kong General Chamber of Commerce	Director
5. The Hong Kong Jockey Club	Director
6. Wing Tai Corporation Ltd	Director
7. Wing Tai Garment Industrial Holdings Ltd	Director
8. Kingboard Chemical Holdings Ltd	Director
9. NWS Holdings Ltd	Director
10. USI Holdings Ltd	Chairman
11. Winsor Properties Holdings Limited	Chairman

Directorships of listed companies or major appointments for the past 3 years

Company	Title
1. DBS Bank (Hong Kong) Ltd	Director
2. PICC Property and Casualty Company Ltd.	Director

MS EULEEN GOH YIU KIANG
Academic and Professional Qualifications:
- Institute of Chartered Accountants in England and Wales
- Institute of Taxation, UK
- Institute of Certified Public Accountant of Singapore
- Institute of Bankers, UK

Last date of re-election: 8 April 2009

Current Directorships of listed companies or major appointments

Company	Title
1. DBS Group Holdings Ltd	Director
2. DBS Bank Ltd	Director
3. Singapore Airlines Limited	Director
4. Singapore Exchange Limited	Director
5. Singapore International Foundation	Chairman, Board of Governors
6. Accounting Standards Council	Chairperson
7. Singapore Institute of International Affairs	Adviser
8. Aviva Plc	Director
9. Management Advisory Board of NUS Business School	Member

Directorships of listed companies or major appointments for the past 3 years

Company	Title
1. International Enterprise Singapore	Chairman
2. Standard Chartered Bank (Thai) pcl	Director
3. Standard Chartered Bank Malaysia Berhad	Director
4. CapitaLand Financial Limited	Deputy Chairman
5. The Institute of Banking and Finance	Council Member
6. Financial Industry Competency Standards Committee	Chairperson

MR KWA CHONG SENG
Academic and Professional Qualifications:
- Bachelor of Engineering
- University of Singapore

Last date of re-election: 30 March 2006

Current Directorships of listed companies or major appointments

Company	Title
1. DBS Group Holdings Ltd	Director
2. DBS Bank Ltd	Director
3. DBS Bank (Hong Kong) Limited	Chairman
4. ExxonMobil Asia Pacific Pte Ltd	Chairman & MD
5. Temasek Holdings (Pte) Ltd	Deputy Chairman
6. Sinopec SenMei (Fujian) Petroleum Company Limited	Director
7. Public Service Commission	Member

Directorships of listed companies or major appointments for the past 3 years

Company	Title
Nil	

MR AMBAT RAVI SHANKAR MENON
Academic and Professional Qualifications:
- Master in Public Administration
  Havard University
- Bachelor of Social Science (Economics)
  National University of Singapore

Last date of re-election: Not applicable

Current Directorships of listed companies or major appointments

Company	Title
1. DBS Group Holdings Ltd	Director
2. DBS Bank Ltd.	Director
3. National Research Foundation	Director
4. Institute of South Asian Studies	Member, Management Board
5. Singapore Indian Development Association	Member, Board of Trustees
6. Singapore-India Partnership Foundation	Member & Director
7. Singapore Cooperation Enterprise	Deputy Chairman
8. Centre for International Law	Member, Governing Board

Directorships of listed companies or major appointments for the past 3 years

Company	Title
1. Central Provident Fund Board	Deputy Chairman
2. Civil Service College	Director

Further information on Directors

MR JOHN ALAN ROSS

Academic and Professional Qualifications:
- Master of Business Administration
  The Wharton School of The University of Pennsylvania
- Bachelor of Arts
  Hobart & William Smith Colleges

Last date of re-election: 2 April 2008

Current Directorships of listed companies or major appointments

Company	Title
1. DBS Group Holdings Ltd	Director
2. DBS Bank Ltd	Director
3. DBS Bank (China) Limited	Chairman

Directorships of listed companies or major appointments for the past 3 years

Company	Title
Nil	

MR PETER SEAH LIM HUAT

Academic and Professional Qualifications:
- Bachelor of Business Administration (Honours)
  National University of Singapore

Last date of re-election: Not applicable

Current Directorships of listed companies or major appointments

Company	Title
1. DBS Group Holdings Ltd	Director
2. DBS Bank Ltd.	Director
3. CapitaLand Limited	Deputy Chairman
4. Fullerton Financial Holdings Pte. Ltd.	Deputy Chairman
5. Starhub Ltd.	Director
6. Sembcorp Industries Ltd	Chairman
7. Singapore Technologies Engineering Ltd	Chairman
8. STT Communications Ltd	Deputy Chairman
9. STATS ChipPac Ltd	Director
10. Global Crossing Limited	Deputy Chairman
11. Government of Singapore Investment Corporation Pte Ltd	Director
12. Singapore Health Services Pte Ltd	Chairman
13. LaSalle Foundation Limited	Chairman
14. Alliance Bank Malaysia Berhad	Director
15. Bank of China Limited	Director
16. GIC Special Investments Private Limited	Director
17. Defence Science & Technology Agency	Member
18. S Rajaratnam School of International Studies	Member, Board of Governors
19. Singapore Chinese Chamber of Commerce & Industry	Sr Hon Council Member
20. Singapore-British Business Council	Deputy Co-Chairman
21. Temasek Holdings (Private) Limited	Advisory Panel

Directorships of listed companies or major appointments for the past 3 years

Company	Title
1. The National Kidney Foundation	Director
2. Chinese Chamber Realty Private Limited	Director
3. Singapore Computer Systems Limited	Chairman
4. PT Bank Internasional Indonesia Tbk	President Commissioner
5. PT Indosat Tbk	President Commissioner
6. EDB Investments Pte Ltd	Director
7. Chartered Semiconductor Manufacturing Ltd	Director

Shareholding Statistics

I. Class of Shares – Ordinary Shares
Voting Rights – One vote per share
Treasury Shares – Nil

As at 15 March 2010

Size of Shareholdings	No. of Shareholders	%	No. of Shares	%
1 – 999	4,213	9.31	1,209,168	0.05
1,000 – 10,000	36,947	81.65	100,940,370	4.42
10,001 – 1,000,000	4,053	8.96	135,088,500	5.92
1,000,001 & above	37	0.08	2,045,541,805	89.61
Total	45,250	100.00	2,282,779,843	100.00
Location of Shareholders				
Singapore	42,827	94.65	2,263,426,737	99.15
Malaysia	1,427	3.15	10,199,763	0.45
Overseas	996	2.20	9,153,343	0.40
Total	45,250	100.00	2,282,779,843	100.00

Twenty Largest Shareholders (As shown in the Register of Members and Depository Register)

	Name of Shareholders	No. of Shareholdings	%
1	Citibank Nominees Singapore Pte Ltd	420,754,740	18.43
2	DBS Nominees Pte Ltd	379,573,703	16.63
3	Maju Holdings Pte. Ltd.	351,745,560	15.41
4	Temasek Holdings (Private) Ltd	278,510,692	12.20
5	DBSN Services Pte Ltd	227,126,909	9.95
6	HSBC (Singapore) Nominees Pte Ltd	141,980,709	6.22
7	United Overseas Bank Nominees Pte Ltd	80,667,497	3.53
8	Raffles Nominees (Pte) Ltd	43,225,758	1.89
9	DB Nominees (S) Pte Ltd	16,977,670	0.74
10	Lee Pineapple Company Pte Ltd	12,500,000	0.55
11	BNP Paribas Securities Services Singapore Branch	10,727,958	0.47
12	Merrill Lynch (Singapore) Pte Ltd	9,541,269	0.42
13	Lee Foundation	8,836,000	0.39
14	Morgan Stanley Asia (Singapore) Securities Pte Ltd	6,927,225	0.30
15	DBS Vickers Securities (S) Pte Ltd	5,557,315	0.24
16	UOB Kay Hian Pte Ltd	4,239,583	0.19
17	BNP Paribas Nominees Singapore Pte Ltd	3,787,424	0.17
18	KEP Holdings Limited	3,750,000	0.16
19	TM Asia Life Singapore Ltd – Par Fund	3,380,000	0.15
20	Phillip Securities Pte Ltd	3,222,084	0.14
	Total	**2,013,032,096**	**88.18**

II. Class of Shares – Non-Voting Redeemable Convertible Preference Shares ("NVRCPS")
Voting Rights – Please see Article 6A of the Articles of Association.
Sole Shareholder of 99,713,061 NVRCPS: Maju Holdings Pte. Ltd.

III. Class of Shares – Non-Voting Convertible Preference Shares ("NVCPS")
Voting Rights - Please see Article 6 of the Articles of Association.
Sole Shareholder of 180,654 NVCPS: Maju Holdings Pte. Ltd.

Shareholding Statistics

Substantial ordinary shareholders (As shown in the Register of Substantial Shareholders as at 15 March 2010)

	Direct interest No. of Shares	%	Deemed interest No. of Shares	%
Maju Holdings Pte. Ltd.	351,745,560	15.41	0	0.00
Temasek Holdings (Private) Limited	278,510,692	12.20	357,247,299	15.65

1. Maju Holdings Pte. Ltd. ("Maju") is a wholly-owned subsidiary of Temasek Holdings (Private) Limited ("Temasek").

2. Temasek, a company wholly-owned by Minister for Finance (Incorporated), is deemed to be interested in 357,247,299 ordinary shares in which its subsidiaries and associated companies have or are deemed to have interests. The breakdown is as follows:

   a. Maju – 351,745,560 shares (15.41%).
   b. DBS Group Holdings Ltd (DBSH) – 1,732,739 shares (0.08%), in which associated companies in DBSH group is deemed to have an interest.
   c. Singapore Airlines Limited – 13,000 shares (0.00%), a subsidiary of Temasek.
   d. ST Asset Management Ltd – 6,000 shares (0.00%), a subsidiary of Temasek.
   e. Keppel Corporation Limited – 3,750,000 shares (0.16%) held by Kep Holdings Ltd, a subsidiary of Keppel Corporation Limited ("KCL"). KCL is an associated company of Temasek.

3. Percentage shareholding is based on issued share capital as at 15 March 2010.

As at 15 March 2010, approximately 72.06% of DBSH's issued ordinary shares is held by the public and, therefore, Rule 723 of the Listing Manual is complied with.

Financial Calendar

29 April 2009	Payment date of 2008 Final Dividend on Ordinary Shares
4 June 2009	Payment date of 2009 first quarter Dividend on Ordinary Shares, Non-Voting Convertible Preference Shares and Non-Voting Redeemable Convertible Preference Shares
4 September 2009	Payment date of 2009 second quarter Dividend on Ordinary Shares, Non-Voting Convertible Preference Shares and Non-Voting Redeemable Convertible Preference Shares
4 December 2009	Payment date of 2009 third quarter Dividend on Ordinary Shares, Non-Voting Convertible Preference Shares and Non-Voting Redeemable Convertible Preference Shares
31 December 2009	Financial Year End
8 May 2009	Announcement of first quarter results for 2009
7 August 2009	Announcement of second quarter results for 2009
6 November 2009	Announcement of third quarter results 2009
5 February 2010	Announcement of full year results 2009
30 April 2010	Annual General Meeting
May 2010	Announcement of first quarter results for 2010
July 2010	Announcement of half year results 2010
November 2010	Announcement of third quarter results for 2010
February 2011	Announcement of full year results 2010

International Banking Offices

Greater China

CHINA

DBS Bank (China) Limited
18th Floor DBS Bank Tower
1318 Lu Jia Zui Ring Road
Pudong
Shanghai 200120
People's Republic of China
Tel: (86 21) 3896 8888
Fax: (86 21) 3896 8989

- Beijing Branch
- Beijing Gemdale Plaza Sub-branch
- Dongguan Branch
- Guangzhou Branch
- Guangzhou Taojin Road Sub-branch
- Nanning Branch
- Shanghai Branch
- Shanghai Luwan Sub-branch
- Shanghai Nanjing Xi Road Sub-branch
- Shanghai Sichuan Bei Road Sub-branch
- Shenzhen Branch
- Shenzhen Guoshang Sub-branch
- Suzhou Branch
- Suzhou Ganjiang Dong Road Sub-branch
- Tianjin Branch

- Fuzhou Representative Office
- Hangzhou Representative Office

HONG KONG

DBS Bank (Hong Kong) Limited
11/F, The Center,
99 Queen's Road Central
Central
Hong Kong
Tel: (852) 3668 2000
Fax: (852) 2167 8222

- Aberdeen Branch
- Amoy Plaza Branch
- Canton Road Branch
- Castle Peak Road Branch
- Causeway Bay Branch
- Chai Wan Branch
- Cheung Chau Branch
- Des Voeux Road Central Branch
- Des Voeux Road West Branch
- Fanling Branch
- Fortress Hill Branch
- Happy Valley Branch
- Hennessy Road Branch
- Hoi Yuen Road Branch
- Hysan Avenue Branch
- Kowloon Bay Branch
- Kowloon City Branch
- Kwai Chung Branch
- Lam Tin Branch
- Ma On Shan Branch
- Macau Branch
- Mei Foo Branch
- Mongkok Branch
- Nathan Road Branch
- North Point Branch
- One Island East (Internal Staff) Branch
- Pak Tai Street Branch
- Quarry Bay Branch
- Queen's Road Central (Head Office) Branch
- Queen's Road East Branch
- Sham Shui Po Branch
- Shatin Plaza Branch
- Shaukiwan Branch
- Sheung Shui Branch
- Tai Kok Tsui Branch
- Tai Po Branch
- Tai Po Fortune Plaza Branch
- Tak Man Street Branch
- Tseung Kwan O Branch
- Tsimshatsui Branch
- Tsimshatsui East Branch
- Tsuen Wan Branch
- Tsuen Wan Sha Tsui Road Branch
- Tuen Mun Town Plaza Branch
- United Centre Branch
- Wan Chai Branch
- West Point Branch
- Yaumatei Branch
- Yue Man Square Branch
- Yuen Long Branch
- Yuen Long Castle Peak Road Branch

- Causeway Bay Branch (Enterprise Banking Centre)
- Kowloon Bay Branch (Enterprise Banking Centre)
- Kwai Chung Branch (Enterprise Banking Centre)
- Nathan Road Branch (Enterprise Banking Centre)
- Sheung Wan Branch (Enterprise Banking Centre)

- North Point (DBS Treasures Centre)
- Taikooshing (DBS Treasures Centre)
- Tsimshatsui (DBS Treasures Centre)
- Tsuen Wan (DBS Treasures Centre)

TAIWAN

DBS Bank Nanjing East Road Branch
1F No. 161 Sec 5
Nanjing E Rd Songshan District
Taipei City 105 R.O.C.
Tel: (886 2) 2756 7585
Fax: (886 2) 2754 5390

- Changhua Branch
- Chienchen Branch
- Chukuang Branch
- Chungching Branch
- Chungho Branch
- Chungkang Branch
- Chungli Branch
- Chungsiau Branch
- Fengyuan Branch
- Hsichih Branch
- Hsinchu Branch
- Hsinshu Branch
- Kaoshiung Branch
- Lantzu Branch
- Lingya Branch
- Linkou Branch
- Luchou Branch
- Minchiaun Branch
- Neihu Branch
- Panchiao Branch
- Pateh Branch
- Sanchong Branch
- South Kaoshiung Branch
- Sungsan Branch
- Ta-An Branch
- Tachia Branch
- Taichung Branch
- Tainan Branch
- Taipei Branch
- Taiping Branch
- Taoyuan Branch
- Tatung Branch
- Tienmu Branch
- Tingchiang Branch
- Touliu Branch
- Tunbei Branch
- Tunnan Branch
- Wufu Branch
- Yungkang Branch

India

DBS Bank India
Fort House, 3rd Floor
221, Dr. D.N. Road, Fort
Mumbai 400001, India
Tel: (91 22) 6638 8888
Fax: (91 22) 6638 8899

- Bengaluru Branch
- Chennai Branch
- Kolkata Branch
- Mumbai Branch
- Moradabad Branch
- Nashik Branch
- New Delhi Branch
- Pune Branch
- Salem Branch
- Surat Branch

Indonesia

PT Bank DBS Indonesia
Plaza Permata
Jl. M H Thamrin Kav.57
Jakarta 10350
Tel: (62 21) 390 3366/
390 3368
Fax: (62 21) 390 8222/
390 3383

- Bandung Branch
- Makassar Branch
- Medan Uniplaza Branch
- Palembang Branch
- Pekanbaru Branch
- Pontianak Branch
- Samarinda Branch
- Semarang Branch
- Surabaya BRI Branch
- Yogyakarta Branch
- Bandung Pasir Kaliki Sub-Branch
- Bintaro Sub-Branch
- Bogor Sub-Branch
- Bumi Serpong Damai Sub- Branch
- Cinere Sub-Branch
- Dharmawangsa Sub-Branch
- Glodok Sub-Branch
- Jatinegara Sub-Branch
- Jembatan Lima Sub-Branch
- Karawaci Sub-Branch
- Kebon Jeruk Sub-Branch
- Kelapa Gading Sub-Branch
- Kota Sub-Branch
- Mangga Dua Sub-Branch
- Mangga Dua Mall Sub-Branch
- Medan Asia Sub-Branch
- Medan GTC Sub-Branch
- Muara Karang Sub-Branch
- Pasar Baru Sub-Branch
- Permata Hijau Sub-Branch
- Pluit Sub-Branch
- Pondok Indah Sub-Branch
- Puri Indah Sub-Branch
- Sunter Sub-Branch
- Surabaya Mega Galaxy Sub-Branch
- Surabaya Pasar Atum Sub-Branch
- Surabaya Sungkono Sub-Branch
- Tanah Abang Sub-Branch
- Tomang Sub-Branch

International Banking Offices

Others

HONG KONG
DBS Bank Hong Kong Branch
18th Floor, The Center
99 Queen's Road Central
Hong Kong
Tel: (852) 3668 1900
Fax: (852) 2596 0577

JAPAN
DBS Bank Tokyo Branch
508 Yurakucho Denki Building
7-1 Yurakucho 1-chome
Chiyoda-ku
Tokyo 1000006, Japan
Tel: (813) 3213 4411
Fax: (813) 3213 4415

KOREA
DBS Bank Seoul Branch
18th Floor, Seoul Finance
Center Building
84-1, 1-ka Taepyungro
Chung-ku, Seoul
Republic of Korea
Tel: (822) 6322 2660
Fax: (822) 732 7953

MALAYSIA
DBS Bank
Kuala Lumpur Representative Office
#08-01, Menara Keck Seng
203 Jalan Bukit Bintang
55100 Kuala Lumpur, Malaysia
Tel: (603) 2148 8338
Fax: (603) 2148 8083

DBS Bank Labuan Branch
Level 10 (A) Main Office Tower
Financial Park Labuan
Jalan Merdeka
87000 W.P. Labuan, Malaysia
Tel: (6 087) 595 500
Fax: (6 087) 423 376

MYANMAR
DBS Bank Yangon
Representative Office
#0502 Level 5 Sakura Tower
339 Bogyoke Aung San Street
Kyauktada Township
Yangon, Myanmar
Tel: (951) 255 407
Fax: (951) 255 055

THAILAND
DBS Bank Bangkok
Representative Office
7th Floor, Main Building
393 Silom Road
Bangkok 10500, Thailand
Tel: (66 2) 636 6364; 636 6365
Fax: (66 2) 636 6366

THE PHILIPPINES
DBS Bank Manila Representative Office
18th Floor, BPI Building
Ayala Avenue corner
Paseo de Roxas
Makati City, The Philippines
Tel: (632) 845 5112
Fax: (632) 750 2144

UNITED ARAB EMIRATES
DBS Bank Dubai Branch
Suite 5, 3rd Floor, Building 3
Gate Precinct, DIFC
P.O. Box 506538
Dubai, UAE
Tel: (971 4) 364 1800
Fax: (971 4) 364 1801

UNITED KINGDOM
DBS Bank London Branch
4th Floor, Paternoster House
65 St Paul's Churchyard
London EC4M 8AB, UK
Tel: (44 207) 489 6550
Fax: (44 207) 489 5850

UNITED STATE OF AMERICA
DBS Bank Los Angeles Agency
725 South Figueroa Street
Suite 2000, Los Angeles
CA 90017, USA
Tel: (1 213) 627 0222
Fax: (1 213) 627 0228

VIETNAM
DBS Bank Hanoi
Representative Office
Room 1404
14th Floor, Pacific Place
83B Ly Thuong Kiet Street
Hanoi, Vietnam
Tel: (84 4) 3946 1688
Fax: (84 4) 3946 1689

Main Subsidiaries & Associated Companies

AXS Pte Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
Fax: (65) 6878 8884
26.41% owned by DBS Bank and 59.77% owned through wholly-owned subsidiaries of DBS Bank

Bank of the Philippines Islands
BPI Main Building
6768 Ayala Avenue
Corner Paseo de Roxas
Makati City, Metro Manila, 1226
Philippines
Tel: (632) 818 5541-48
Fax: (632) 845 5409
20.33% owned by DBS Bank

Changsheng Fund Management Company
21F Building A, Chengjian Plaza
18 Beitaipingzhuan Road
Haidian District, Beijing
China
Tel: (86 10) 8225 5818
Fax: (86 10) 8225 5988
33.33% owned by DBS Asset Management Ltd, a wholly-owned subsidiary of DBS Bank

Cholamandalam DBS Finance Limited
Dare House
No. 2, N.S.C. Bose Road
Parrys, Chennai 600 001
India
Tel: (91 44) 2530 7172
Fax: (91 44) 2534 6464
37.48% owned by DBS Bank

DBS Asia Capital Limited
22nd Floor, The Center
99 Queen's Road Central
Hong Kong
Tel: (852) 3668 1148
Fax: (852) 2868 0250
100% owned by DBS Bank

DBS Asset Management Ltd
8 Cross Street
#08-01
PWC Building
Singapore 048424
Tel: (65) 6878 7801
Fax: (65) 6534 5183
100% owned by DBS Bank

DBS Bank (China) Limited
18th Floor DBS Bank Tower
1318 Lu Jia Zui Ring Road
Pudong
Shanghai 200120
People's Republic of China
Tel: (86 21) 3896 8888
Fax: (86 21) 3896 8989
100% owned by DBS Bank

DBS Bank (Hong Kong) Limited
11th Floor, The Center
99 Queen's Road Central
Hong Kong
Tel: (852) 3668 0808
Fax: (852) 2167 8222
100% owned by DBS Diamond Holdings Ltd, a wholly-owned subsidiary of DBS Bank

DBS Nominees (Private) Limited
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
Fax: (65) 6338 8936
100% owned by DBS Bank

DBS Trustee Limited
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
Fax: (65) 6878 3977
100% owned by DBS Bank

DBS Vickers Securities (Singapore) Pte Ltd
8 Cross Street
PWC Building #02-01
Singapore 048424
Tel: (65) 6533 9688
100% owned by DBS Bank

DBS Vickers Securities (Singapore) Pte Ltd is the main operating entity in Singapore of the DBS Vickers Group, which has operations of varying scope and complexity in other jurisdictions including Hong Kong, Malaysia, Thailand and Indonesia.

DBSN Services Pte. Ltd.
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
Fax: (65) 6338 8936
100% owned by DBS Bank

Main Subsidiaries & Associated Companies

Hutchison DBS Card Limited
22/F, Hutchison House
10 Harcourt Road
Hong Kong
Tel: (852) 2128 1188
Fax: (852) 2128 1705
50% owned by DBS Bank (Hong Kong) Limited

Hwang-DBS (Malaysia) Bhd
Level 2, 3, 4, 7 & 8, Wisma Sri Pinang
60 Green Hall
10200 Penang
Malaysia
Tel: (604) 263 6996
Fax: (604) 263 9597
4.15% owned by DBS Bank and 23.51% owned by DBS Vickers Securities Malaysia Pte Ltd, an indirect wholly-owned subsidiary of DBS Bank

Network for Electronic Transfers (Singapore) Pte Ltd
298 Tiong Bahru Road, #04-01/06
Central Plaza
Singapore 168730
Tel: (65) 6272 0533
Fax: (65) 6272 2334
33.33% owned by DBS Bank

PT Bank DBS Indonesia
Plaza Permata
Ground Floor and 12th Floor
Jalan M. H. Thamrin Kav.57
Jakarta 10350
Indonesia
Tel: (62 21) 390 3366; 390 3368
Fax: (62 21) 390 8222; 390 3383
99% owned by DBS Bank

The Islamic Bank of Asia Limited
6 Shenton Way
DBS Building Tower One
#01-01/02
Singapore 068809
Tel: (65) 6878 5522
Fax: (65) 6878 5500
50% owned by DBS Bank

Notice of Annual General Meeting

DBS Group Holdings Ltd (Incorporated in the Republic of Singapore)
Company Registration No.: 199901152M

Informal Briefing on DBS' 2009 Results
Chief Financial Officer Chng Sok Hui will present DBS 2009 Results at 1.30pm, immediately preceding the formal commencement of the Annual General Meeting.

To: All Shareholders

NOTICE IS HEREBY GIVEN that the Eleventh Annual General Meeting of the shareholders of the Company will be held in the Auditorium, 3rd Storey, DBS Building Tower One, 6 Shenton Way, Singapore 068809 on Friday, 30 April 2010 at 2.00 p.m. to transact the following business:

ORDINARY BUSINESS

1 To receive and consider the Directors' Report and Audited Accounts for the year ended 31 December 2009 and the Auditors' Report thereon.

2 To declare a one-tier tax exempt Final Dividend of 14 cents per ordinary share, for the year ended 31 December 2009. [2008: Final Dividend of 14 cents per ordinary share, one-tier tax exempt]

3 (a) To sanction the amount of $1,594,877 proposed as Directors' Fees for 2009. [2008: $1,475,281]
(b) To sanction the amount of $4,500,000 proposed as special remuneration for Mr Koh Boon Hwee for 2009. [2008: $2,000,000]

4 To re-appoint Messrs PricewaterhouseCoopers LLP as Auditors of the Company and to authorise the Directors to fix their remuneration.

5 To re-elect the following Directors, who are retiring under Article 95 of the Company's Articles of Association:

(a) Mr Ang Kong Hua
(b) Mr John Alan Ross
(c) Mr Kwa Chong Seng

Further information on Mr Ang Kong Hua, Mr John Alan Ross and Mr Kwa Chong Seng can be found at page 159 onwards of the 2009 Annual Report.

6 To re-elect the following Directors, who are retiring under Article 101 of the Company's Articles of Association:

(a) Mr Ambat Ravi Shankar Menon
(b) Mr Piyush Gupta
(c) Mr Peter Seah Lim Huat

Further information on Mr Ambat Ravi Shankar Menon, Mr Piyush Gupta and Mr Peter Seah Lim Huat can be found at page 159 onwards of the 2009 Annual Report.

7 To re-appoint Mr Andrew Robert Fowell Buxton as a Director pursuant to Section 153(6) of the Companies Act, Chapter 50, to hold office from the date of this Annual General Meeting until the next Annual General Meeting of the Company.

Further information on Mr Andrew Robert Fowell Buxton can be found at page 159 onwards of the 2009 Annual Report.

SPECIAL BUSINESS

As Special Business
To consider and, if thought fit, to pass the following Resolutions as ORDINARY RESOLUTIONS:

ORDINARY RESOLUTIONS

8A That the Board of Directors of the Company be and is hereby authorised to:

(a) allot and issue from time to time such number of ordinary shares in the capital of the Company ("DBSH Ordinary Shares") as may be required to be issued pursuant to the exercise of options under the DBSH Share Option Plan; and

(b) offer and grant awards in accordance with the provisions of the DBSH Share Plan and to allot and issue from time to time such number of DBSH Ordinary Shares as may be required to be issued pursuant to the vesting of awards under the DBSH Share Plan,

Notice of Annual General Meeting

DBS Group Holdings Ltd (Incorporated in the Republic of Singapore)
Company Registration No.: 199901152M

PROVIDED ALWAYS THAT:

(1) the aggregate number of new DBSH Ordinary Shares to be issued pursuant to the exercise of options granted under the DBSH Share Option Plan and the vesting of awards granted or to be granted under the DBSH Share Plan shall not exceed 7.5 per cent of the total number of issued shares (excluding treasury shares) in the capital of the Company from time to time; and

(2) the aggregate number of new DBSH Ordinary Shares under awards to be granted pursuant to the DBSH Share Plan during the period commencing from the date of this Annual General Meeting of the Company and ending on the date of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier, shall not exceed 2 per cent of the total number of issued shares (excluding treasury shares) in the capital of the Company from time to time.

8B That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with paragraph (2) below), of which the aggregate number of shares to be issued other than on a pro rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 10 per cent of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with paragraph (2) below);

(2) (subject to such manner of calculation and adjustments as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) for the purpose of determining the aggregate number of shares that may be issued under paragraph (1) above, the percentage of issued shares shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent bonus issue, consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

8C That authority be and is hereby given to the Directors of the Company to allot and issue from time to time such number of new ordinary shares, new non-voting non-redeemable preference shares and new non-voting redeemable preference shares in the capital of the Company as may be required to be allotted and issued pursuant to the DBSH Scrip Dividend Scheme.

By Order of The Board

Linda Hoon (Ms)
Group Secretary
DBS Group Holdings Ltd
13 April 2010
Singapore

NOTES:
An ordinary shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and to vote in his stead. An ordinary shareholder of the Company which is a corporation is entitled to appoint its authorised representative or proxy to vote on its behalf.

A proxy need not be a member of the Company.

The instrument appointing a proxy must be deposited at the Company's Office at 6 Shenton Way, DBS Building Tower One #39-02, Singapore 068809, at least 48 hours before the time for holding the Meeting.

EXPLANATORY NOTES

Ordinary Business

Ordinary Business Item 3(a): Directors' Fees for 2009
Ordinary business item 3(a) is to sanction the payment of $1,594,877 as Directors' Fees for 2009.

Ordinary Business Item 3(b): Special Remuneration for Mr Koh Boon Hwee for 2009
Ordinary business item 3(b) is to sanction the payment of $4,500,000 as special remuneration for Mr Koh Boon Hwee for 2009. Mr Koh took on an active management oversight during the period after the late Mr Richard Stanley took leave of absence on 27 January 2009 and before Mr Piyush Gupta's start date as the Group Chief Executive Officer on 9 November 2009. The assumption of this role was outside the scope of the ordinary duties of a non-executive Director. Of the $4,500,000 proposed, it is intended that $2,250,000 will be paid to Mr Koh in cash and $2,250,000 will be paid to Mr Koh in the form of an award of shares under the DBSH Share Plan. The number of shares to be awarded will be derived by dividing the amount of $2,250,000 by the last dealt price of the shares on the Singapore Exchange Securities Trading Limited on 3 May 2010 (fractions being disregarded), which is the first market day after the Annual General Meeting (AGM).

Ordinary Business Item 5: Re-election of Directors retiring under Article 95
(a) Mr Ang Kong Hua, upon re-election as a Director of the Company, will remain as Chairman of the Audit Committee and as a member of the Nominating Committee and the Board Credit Committee, and will be considered independent.

(b) Mr John Alan Ross, upon re-election as a Director of the Company, will remain as Chairman of the Nominating Committee and as a member of the Board Risk Management Committee, and will be considered independent.

(c) Mr Kwa Chong Seng, upon re-election as a Director of the Company, will remain as Chairman of the Compensation and Management Committee and as a member of the Board Credit Committee, and will be considered non-independent.

Ordinary Business Item 6: Re-election of Directors retiring under Article 101
(a) Mr Ambat Ravi Shankar Menon, upon re-election as a Director of the Company, will remain as a member of the Audit Committee and the Nominating Committee, and will be considered non-independent.

(b) Mr Piyush Gupta, upon re-election as a Director of the Company, will remain as Group Chief Executive Officer.

(c) Mr Peter Seah Lim Huat, upon re-election as a Director of the Company, will remain as a member of the Audit Committee and the Board Risk Management Committee, and will be considered independent.

Notice of Annual General Meeting

DBS Group Holdings Ltd (Incorporated in the Republic of Singapore)
Company Registration No.: 199901152M

Ordinary Business Item 7: Re-appointment of Director pursuant to Section 153(6) of the Companies Act, Chapter 50

As Mr Andrew Robert Fowell Buxton is over 70 years of age, his office will be vacated at the forthcoming AGM, and he will be standing for re-appointment thereat. If re-appointed, he will hold office from the date of the forthcoming AGM until the next AGM of the Company.

Upon re-appointment as a Director of the Company, Mr Buxton will remain as Chairman of the Board Risk Management Committee, and will be considered independent.

Special Business

Special Business Item 8A: DBSH Share Option Plan and DBSH Share Plan

Resolution 8A is to empower the Directors to issue ordinary shares in the capital of the Company pursuant to the exercise of options under the DBSH Share Option Plan and to offer and grant awards and to issue ordinary shares in the capital of the Company pursuant to the DBSH Share Plan, provided that: (a) the maximum number of ordinary shares which may be issued under the DBSH Share Option Plan and the DBSH Share Plan is limited to 7.5 per cent of the total number of issued shares in the capital of the Company (excluding treasury shares) from time to time and (b) the aggregate number of new ordinary shares under awards which may be granted pursuant to the DBSH Share Plan from this Annual General Meeting to the next Annual General Meeting shall not exceed 2 per cent of the total number of issued shares in the capital of the Company (excluding treasury shares) from time to time.

Special Business Item 8B: Share Issue Mandate

Resolution 8B is to empower the Directors to issue shares in the capital of the Company and to make or grant instruments (such as warrants or debentures) convertible into shares, and to issue shares in pursuance of such instruments, up to a number not exceeding in total 50 per cent of the total number of issued shares (excluding treasury shares) in the capital of the Company, of which up to 10 per cent of the total number of issued shares (excluding treasury shares) may be issued other than on a pro rata basis to shareholders. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued shares shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time that Resolution 8B is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 8B is passed, and (b) any subsequent bonus issue, consolidation or subdivision of shares.

Special Business Item 8C: DBSH Scrip Dividend Scheme

Resolution 8C is to empower the Directors to issue ordinary shares, non-voting non-redeemable preference shares and non-voting redeemable preference shares in the capital of the Company pursuant to the DBSH Scrip Dividend Scheme to eligible members who, in respect of a qualifying dividend, have elected to receive scrip in lieu of the cash amount of that qualifying dividend.

Proxy Form

DBS GROUP HOLDINGS LTD
(Incorporated in the Republic of Singapore)

IMPORTANT:
1. For investors who have used their CPF monies to buy DBS Group Holdings Ltd shares, the annual report is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. For holders of Non-Voting Convertible Preference Shares (NVCPS), the annual report is forwarded to them solely FOR INFORMATION ONLY.
3. For holders of Non-Voting Redeemable Convertible Preference Shares (NVRCPS), the annual report is forwarded to them solely FOR INFORMATION ONLY.
4. This Proxy form is not valid for use by CPF Investors, NVCPS and NVRCPS holders and shall be ineffective for all intents and purposes if used or purported to be used by them.

I / We ______________________________

of ______________________________

being an Ordinary Shareholder(s) of DBS Group Holdings Ltd hereby appoint *Mr/Mrs/Ms

NAME	ADDRESS	NRIC/PASSPORT NUMBER	PROPORTION OF SHAREHOLDINGS (%)

and/or

or failing *him/her, the Chairman of the Meeting or such person as he may nominate, as *my/our proxy/proxies, to vote for *me/us and on *my/our behalf and, if necessary, to demand a poll, at the Eleventh Annual General Meeting of the Company, to be held in the Auditorium, 3rd Storey, DBS Building Tower One, 6 Shenton Way, Singapore 068809 on Friday, 30 April 2010 at 2.00 pm and at any adjournment thereof in the following manner:

NO.	RESOLUTIONS	FOR	AGAINST
	Ordinary Business		
1	Adoption of Report and Accounts		
2	Declaration of Final Dividend on Ordinary Shares		
3	Approval of:		
	(a) proposed Directors' Fees of S$1,594,877 for 2009		
	(b) proposed special remuneration of S$4,500,000 for Mr Koh Boon Hwee for 2009		
4	Re-appointment of PricewaterhouseCoopers LLP as Auditors		
5	Re-election of the following Directors retiring under Article 95:		
	(a) Mr Ang Kong Hua		
	(b) Mr John Alan Ross		
	(c) Mr Kwa Chong Seng		
6	Re-election of the following Directors retiring under Article 101:		
	(a) Mr Ambat Ravi Shankar Menon		
	(b) Mr Piyush Gupta		
	(c) Mr Peter Seah Lim Huat		
7	Re-appointment of Mr Andrew Robert Fowell Buxton as a Director pursuant to Section 153(6) of the Companies Act, Chapter 50.		
	Special Business		
8A	Authority to issue shares under the DBSH Share Option Plan, and to grant awards and issue shares under the DBS Share Plan		
8B	General authority to issue shares subject to limits		
8C	Authority to issue shares pursuant to the DBSH Scrip Dividend Scheme		

If you wish to exercise all your votes **For** or **Against**, please tick with "✓". Alternatively, please indicate the number of votes For or Against each resolution.

If this form of proxy contains no indication as to how the proxy should vote in relation to each resolution, the proxy shall vote or abstain as the proxy deems fit, as he/they will on any other matter arising at the Annual General Meeting.

As witness *my/our hand(s) this ____________ day of ____________ 2010.

No. of Ordinary Shares held	

____
Signature or Common Seal of Shareholder

IMPORTANT PLEASE READ NOTES OVERLEAF.

** delete as appropriate*

NOTES:

1. *Please insert the total number of Ordinary Shares held by you. If you have Ordinary Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Ordinary Shares. If you have Ordinary Shares registered in your name in the Register of Members, you should insert that number of Ordinary Shares. If you have Ordinary Shares entered against your name in the Depository Register and Ordinary Shares registered in your name in the Register of Members, you should insert the aggregate number of Ordinary Shares entered against your name in the Depository Register and registered in your name in the Register of Members.*

2. *A Member entitled to attend and vote at a Meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him.*

3. *Where a Member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.*

4. *The Instrument appointing a proxy must be deposited at the office of the Company at* ***6 Shenton Way, DBS Building Tower One #39-02, Singapore 068809,*** *not less than 48 hours before the time appointed for the Annual General Meeting.*

5. *The Instrument appointing the proxy or proxies must be under the hand of the appointer or of his attorney duly authorised in writing. Where the Instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.*

6. *A corporation which is a Member may, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore, authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Annual General Meeting.*

7. *The Company shall be entitled to reject the Instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointer are not ascertainable from the instructions of the appointer specified in the Instrument appointing a proxy or proxies. In addition, in the case of members whose Ordinary Shares are entered against their names in the Depository Register, the Company may reject any Instrument appointing a proxy or proxies lodged if such Members are not shown to have Ordinary Shares entered against their names in the Depository Register 48 hours before the time appointed for holding the Annual General Meeting as certified by The Central Depository (Pte) Limited to the Company.*

Corporate Information

DBS Group Board of Directors

Koh Boon Hwee
– Chairman

Piyush Gupta
– Chief Executive Officer
(appointed 9 November 2009)

Bart Joseph Broadman

Andrew Robert Fowell Buxton

Christopher Cheng Wai Chee

Ang Kong Hua

Euleen Goh Yiu Kiang

Kwa Chong Seng

John Alan Ross

Ambat Ravi Shankar Menon
(appointed 1 May 2009)

Peter Seah Lim Huat
(appointed 16 November 2009)

Wong Ngit Liong
(stepped down 31 August 2009)

Audit Committee

Ang Kong Hua
– Chairman

Christopher Cheng Wai Chee

Euleen Goh Yiu Kiang

Ambat Ravi Shankar Menon

Peter Seah Lim Huat

Nominating Committee

John Alan Ross
– Chairman

Koh Boon Hwee

Ang Kong Hua

Euleen Goh Yiu Kiang

Ambat Ravi Shankar Menon

Board Risk Management Committee

Andrew Robert Fowell Buxton
– Chairman

Koh Boon Hwee

John Alan Ross

Bart Joseph Broadman

Peter Seah Lim Huat

Board Credit Committee

Koh Boon Hwee
– Chairman

Kwa Chong Seng

Ang Kong Hua

Euleen Goh Yiu Kiang

Compensation and Management Development Committee

Kwa Chong Seng
– Chairman

Koh Boon Hwee

Christopher Cheng Wai Chee

Bart Joseph Broadman

Euleen Goh Yiu Kiang

Group Secretary

Linda Hoon

Group Executive Committee

Piyush Gupta
– Chief Executive Officer

Chng Sok Hui
– Group Finance

David Gledhill
– Group Technology & Operations

Rajan Raju
– Consumer Banking Group

Andrew Ng
– Treasury & Markets

Elbert Pattijn
– Risk Management Group

Jeanette Wong
– Institutional Banking Group
& International

Group Management Committee

Includes the Group Executive Committee and the following:

Eric Ang
– Capital Markets

Sanjiv Bhasin
– DBS Bank (India) Ltd

Jerry Chen
– DBS Bank Ltd, Taiwan Branch

Kenneth Fagan
– Group Legal, Compliance
& Secretariat

Edwin Khoo
– Enterprise Banking of
Institutional Banking Group

Lim Him Chuan
– Group Audit

Teresa Lin
– Senior Advisor

Karen Ngui
– Group Strategic Marketing
& Communications

Theresa Soikkeli
– Group Human Resources

Bernard Tan
– PT Bank DBS Indonesia

Melvin Teo
– DBS Bank (China) Limited

Amy Yip
– DBS Bank (Hong Kong) Limited

Registrar

Tricor Barbinder Share Registration Services (A division of Tricor Singapore Pte. Ltd.)
8 Cross Street
#11-00 PWC Building
Singapore 048424
Tel: (65) 6236 3333
Fax: (65) 6236 4399

Auditors

PricewaterhouseCoopers LLP
Certified Public Accountants
8 Cross Street #17-00
PwC Building
Singapore 048424

Partner in charge of the audit

Dominic Nixon

Registered Office

6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
Website: www.dbs.com

DBS. Living, Breathing Asia

DBS is the largest bank in Singapore, a leading bank in Hong Kong and is one of the largest financial services groups in Asia. Headquartered in Singapore, DBS has operations in 16 markets and is a well-capitalised bank with 'AA-' and 'Aa1' credit ratings, one of the highest in the Asia Pacific region.

As a bank that specialises in Asia, DBS leverages its insights, deep understanding of the region and appreciation of local cultures to serve and build lasting relationships with its clients. DBS provides a full range of services in corporate, SME, consumer and wholesale banking activities across Asia and the Middle East. DBS will leverage its growing presence in China, Hong Kong and Taiwan to intermediate the increasing trade and investment flows in the Greater China region. The bank is also focused on extending its footprint and facilitating capital flows in fast-growing Indonesia and India.

DBS acknowledges the passion, commitment and can-do spirit in each of its 14,000 staff, representing over 30 nationalities.

China
Hong Kong
India
Indonesia
Japan
Korea
Malaysia
Myanmar
Singapore
Taiwan
Thailand
The Philippines
United Arab Emirates
United Kingdom
United States of America
Vietnam

6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
www.dbs.com

Co. Reg. No. 199901152M

CIRCULAR DATED 13 APRIL 2010



THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold your ordinary shares in the capital of DBS Group Holdings Ltd (the **"Company"**), you should immediately forward this Circular and the Proxy Form attached to this Circular to the purchaser or to the stockbroker or other agent through whom the sale was effected for onward transmission to the purchaser.

The Singapore Exchange Securities Trading Limited takes no responsibility for the accuracy of any statements or opinions made in this Circular.


DBS



DBS GROUP HOLDINGS LTD

(Incorporated in the Republic of Singapore)
Company Registration Number: 199901152M

CIRCULAR TO SHAREHOLDERS

IN RELATION TO

THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE.

IMPORTANT DATES AND TIMES:

Last date and time for lodgement of Proxy Form	:	28 April 2010 at 2.30 p.m.
Date and time of Extraordinary General Meeting	:	30 April 2010 at 2.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Eleventh Annual General Meeting of the Company to be held at 2.00 p.m. on the same day and at the same place)
Place of Extraordinary General Meeting	:	Auditorium, 3rd Storey DBS Building Tower One 6 Shenton Way Singapore 068809

This page has been intentionally left blank.

CONTENTS

Page

DEFINITIONS 2

LETTER TO SHAREHOLDERS 4

1. Introduction 4
2. The Proposed Renewal of the Share Purchase Mandate 4
3. Directors' and Substantial Shareholders' Interests 19
4. Directors' Recommendations 20
5. Extraordinary General Meeting 21
6. Action to be taken by Shareholders 21
7. Inspection of Documents 21
8. Directors' Responsibility Statement 21

APPENDIX 1
Head Companies, Foreign Affiliates and Funds of Hedge Funds 22

NOTICE OF EXTRAORDINARY GENERAL MEETING 24

PROXY FORM

DEFINITIONS

In this Circular, the following definitions apply throughout unless otherwise stated:

"Articles"	:	The Articles of Association of the Company.
"Awards"	:	Awards in respect of Ordinary Shares granted under the DBSH Share Plan.
"CAR"	:	Capital Adequacy Ratio based on the guidelines set out by the Monetary Authority of Singapore in MAS Notice 637 "Notice on Risk Based Capital Adequacy Requirements for Banks incorporated in Singapore".
"CDP"	:	The Central Depository (Pte) Limited.
"2009 Circular"	:	The Company's Circular to Shareholders dated 17 March 2009.
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore as amended from time to time.
"Company" or **"DBSH"**	:	DBS Group Holdings Ltd.
"Directors"	:	The directors of the Company for the time being.
"EGM"	:	The extraordinary general meeting of the Company, notice of which is given on pages 24 to 26 of this Circular.
"2009 EGM"	:	The extraordinary general meeting of the Company held on 8 April 2009.
"EPS"	:	Earnings per Ordinary Share.
"Group"	:	The Company and its subsidiaries.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Circular, being 8 March 2010.
"Listing Manual"	:	The listing manual of the SGX-ST, including any amendments made thereto up to the Latest Practicable Date.
"Maju"	:	Maju Holdings Pte. Ltd.
"Market Day"	:	A day on which the SGX-ST is open for trading in securities.
"MAS"	:	The Monetary Authority of Singapore.
"NAV"	:	Net asset value.
"Ordinary Shares"	:	Ordinary shares in the capital of the Company.
"ROE"	:	Return on equity.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Share Options"	:	Options to subscribe for new Ordinary Shares granted pursuant to share option schemes implemented by the Company.
"Share Purchase Mandate"	:	The mandate to enable the Company to purchase or otherwise acquire its issued Ordinary Shares.

"**Shareholders**"	:	Persons who are registered as holders of Ordinary Shares in the Register of Members of the Company and Depositors who have Ordinary Shares entered against their names in the Depository Register.
"**SIC**"	:	The Securities Industry Council.
"**Take-over Code**"	:	The Singapore Code on Take-overs and Mergers.
"**Temasek**"	:	Temasek Holdings (Private) Limited.
"**S$**", "**$**" and "**cents**"	:	Singapore dollars and cents, respectively.
"**%**" or "**per cent.**"	:	Per centum or percentage.

The terms "**Depositor**", "**Depository Agent**" and "**Depository Register**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference to a time of day in this Circular is made by reference to Singapore time unless otherwise stated.

Any discrepancies in the tables in this Circular between the listed amounts and the totals thereof are due to rounding.

DBS GROUP HOLDINGS LTD

(Incorporated in the Republic of Singapore)
Company Registration Number: 199901152M

Directors:

Mr Koh Boon Hwee *(Chairman)*
Mr Piyush Gupta *(Chief Executive Officer)*
Mr Ang Kong Hua
Mr Bart Joseph Broadman
Mr Andrew Robert Fowell Buxton
Mr Christopher Cheng Wai Chee
Ms Euleen Goh Yiu Kiang
Mr Kwa Chong Seng
Mr Ambat Ravi Shankar Menon
Mr John Alan Ross
Mr Peter Seah Lim Huat

Registered Office:

6 Shenton Way
DBS Building Tower One
Singapore 068809

13 April 2010

To: The Shareholders of DBS Group Holdings Ltd

Dear Sir/Madam

1. INTRODUCTION

1.1 **EGM.** The Directors are convening an EGM to be held on 30 April 2010 to seek Shareholders' approval for the proposed renewal of the Share Purchase Mandate.

1.2 **Circular.** The purpose of this Circular is to provide Shareholders with information relating to the proposal to be tabled at the EGM.

2. THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

2.1 **Background.** Shareholders had approved the renewal of the Share Purchase Mandate at the 2009 EGM. The authority and limitations on the Share Purchase Mandate were set out in the 2009 Circular and Ordinary Resolution 1 set out in the Notice of the 2009 EGM.

The Share Purchase Mandate was expressed to take effect on the date of the passing of Ordinary Resolution 1 at the 2009 EGM and will expire on the date of the forthcoming Eleventh Annual General Meeting to be held on 30 April 2010. Accordingly, Shareholders' approval is being sought for the renewal of the Share Purchase Mandate at the EGM, immediately following the Eleventh Annual General Meeting of the Company convened to be held on the same date.

The Company has not entered into any transactions to acquire Ordinary Shares by way of Market Purchases (as defined in paragraph 2.3.3 below) or Off-Market Purchases (as defined in paragraph 2.3.3 below) under an equal access scheme in the last 12 months immediately preceding the Latest Practicable Date.

As at the Latest Practicable Date, no Ordinary Shares were held by the Company as treasury shares.

2.2 **Rationale for the Share Purchase Mandate.** The rationale for DBSH to undertake the purchase or acquisition of its Ordinary Shares, as previously stated in the 2009 Circular, is as follows:

(a) In managing the business of the Company and its subsidiaries, management will strive to increase Shareholders' value by improving, *inter alia*, the ROE of DBSH. In addition to growth and expansion of the business, share purchases may be considered as one of the ways through which the ROE of DBSH may be enhanced.

(b) In line with international practice, the Share Purchase Mandate will provide the Company with greater flexibility in managing its capital and maximising returns to its Shareholders. To the extent that DBSH has capital and surplus funds which are in excess of its financial needs, taking into account its growth and expansion plans, the Share Purchase Mandate will facilitate the return of excess cash and surplus funds to Shareholders in an expedient, effective and cost-efficient manner. A share repurchase programme will also allow management to effectively manage and minimise the dilution impact (if any) associated with share option schemes and performance share plans.

(c) The Share Purchase Mandate will provide DBSH the flexibility to undertake share repurchases at any time, subject to market conditions, during the period when the Share Purchase Mandate is in force.

The purchase or acquisition of Ordinary Shares will only be undertaken if it can benefit DBSH and Shareholders. Shareholders should note that purchases or acquisitions of Ordinary Shares pursuant to the Share Purchase Mandate may not be carried out to the full 10% limit as authorised. No purchase or acquisition of Ordinary Shares will be made in circumstances which would have or may have a material adverse effect on the liquidity and capital adequacy position of the Group as a whole.

2.3 **Authority and Limits of the Share Purchase Mandate.** The authority and limitations placed on purchases or acquisitions of Ordinary Shares by DBSH under the proposed Share Purchase Mandate, if renewed at the EGM, are the same as were previously approved by Shareholders at the 2009 EGM and, for the benefit of Shareholders, are summarised below:

2.3.1 ***Maximum Number of Shares***

Only Ordinary Shares which are issued and fully paid-up may be purchased or acquired by DBSH. As previously approved by Shareholders at the 2009 EGM, the total number of Ordinary Shares which may be purchased or acquired by DBSH is limited to that number of Ordinary Shares representing not more than 10% of the issued Ordinary Shares of DBSH as at the date of the EGM at which the renewal of the Share Purchase Mandate is approved. Any Ordinary Shares which are held as treasury shares will be disregarded for purposes of computing the 10% limit.

Purely for illustrative purposes, on the basis of 2,282,773,843 Ordinary Shares in issue as at the Latest Practicable Date and assuming that:

(a) no further Ordinary Shares are issued pursuant to the exercise of exercisable Share Options or the vesting of Awards or the conversion of non-voting convertible preference shares in the capital of the Company; and

(b) no further Ordinary Shares are purchased or acquired by the Company and no Ordinary Shares purchased or acquired by the Company are held as treasury shares, on or prior to the EGM,

not more than 228,277,384 Ordinary Shares (representing 10% of the Ordinary Shares in issue) may be purchased or acquired by DBSH pursuant to the proposed Share Purchase Mandate.

2.3.2 ***Duration of Authority***

Purchases or acquisitions of Ordinary Shares may be made, at any time and from time to time, on and from the date of the EGM at which the renewal of the Share Purchase Mandate is approved, up to:

(a) the date on which the next Annual General Meeting of the Company is held or required by law to be held; or

(b) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied, whichever is the earlier.

2.3.3 ***Manner of Purchases or Acquisitions of Shares***

Purchases or acquisitions of Ordinary Shares may be made by way of:

(a) on-market purchases (“**Market Purchases**”) transacted on the SGX-ST or on any other securities exchange on which the Ordinary Shares may for the time being be listed and quoted, through one or more duly licensed dealers appointed by DBSH for the purpose; and/or

(b) off-market purchases (“**Off-Market Purchases**”) otherwise than on a securities exchange, in accordance with an equal access scheme.

The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the Listing Manual and the Companies Act as they consider fit in the interests of the Company in connection with or in relation to any equal access scheme or schemes. An equal access scheme must, however, satisfy all the following conditions:

(i) offers for the purchase or acquisition of Ordinary Shares shall be made to every person who holds Ordinary Shares to purchase or acquire the same percentage of their Ordinary Shares;

(ii) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii) the terms of all the offers are the same (except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to Ordinary Shares with different accrued dividend entitlements and (2) differences in the offers introduced solely to ensure that each person is left with a whole number of Ordinary Shares).

If DBSH wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document containing at least the following information:

(I) the terms and conditions of the offer;

(II) the period and procedures for acceptances; and

(III) the information required under Rules 883(2), (3), (4) and (5) of the Listing Manual.

2.3.4 ***Purchase Price***

The purchase price (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) to be paid for an Ordinary Share will be determined by the Directors. The purchase price to be paid for the Ordinary Shares as determined by the Directors, in the case of a Market Purchase and an Off-Market Purchase pursuant to an equal access scheme, must not exceed 105% of the Average Closing Price of the Ordinary Shares, in either case, excluding related expenses of the purchase or acquisition (the "**Maximum Price**").

For the above purposes:

"**Average Closing Price**" means the average of the closing market prices of an Ordinary Share over the last five market days, on which transactions in the Ordinary Shares on the SGX-ST or, as the case may be, such securities exchange on which the Ordinary Shares are listed or quoted were recorded, preceding the date of the Market Purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the Off-Market Purchase, and deemed to be adjusted, in accordance with the rules of the SGX-ST, for any corporate action that occurs after the relevant five-day period; and

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for the purchase or acquisition of Ordinary Shares from holders of Ordinary Shares, stating therein the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Ordinary Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

2.4 **Status of Purchased Ordinary Shares.** Ordinary Shares purchased or acquired by the Company are deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to the Ordinary Shares will expire on such cancellation) unless such Ordinary Shares are held by the Company as treasury shares. Accordingly, the total number of issued Ordinary Shares will be diminished by the number of Ordinary Shares purchased or acquired by the Company, which are cancelled and are not held as treasury shares.

2.5 **Treasury Shares.** Under the Companies Act, Ordinary Shares purchased or acquired by the Company may be held or dealt with as treasury shares. Some of the provisions on treasury shares under the Companies Act are summarised below.

2.5.1 ***Maximum Holdings***

The number of Ordinary Shares held as treasury shares cannot at any time exceed 10% of the total number of issued Ordinary Shares.

2.5.2 ***Voting and Other Rights***

The Company cannot exercise any right in respect of treasury shares. In particular, the Company cannot exercise any right to attend or vote at meetings and for the purposes of the Companies Act, the Company shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights.

In addition, no dividend may be paid, and no other distribution of the Company's assets may be made, to the Company in respect of treasury shares. However, the allotment of shares as fully paid bonus shares in respect of treasury shares is allowed. A subdivision or consolidation of any treasury share into treasury shares of a smaller amount is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before.

2.5.3 ***Disposal and Cancellation***

Where Ordinary Shares are held as treasury shares, the Company may at any time but subject always to the Take-over Code:

(a) sell the treasury shares for cash;

(b) transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;

(c) transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d) cancel the treasury shares; or

(e) sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.

Under the Listing Manual, an immediate announcement must be made of any sale, transfer, cancellation and/or use of treasury shares. Such announcement must include details such as the date of the sale, transfer, cancellation and/or use of such treasury shares, the purpose of such sale, transfer, cancellation and/or use of such treasury shares, the number of treasury shares which have been sold, transferred, cancelled and/or used, the number of treasury shares before and after such sale, transfer, cancellation and/or use, the percentage of the number of treasury shares against the total number of issued shares (of the same class as the treasury shares) which are listed on the SGX-ST before and after such sale, transfer, cancellation and/or use, and the value of the treasury shares if they are used for a sale or transfer, or cancelled.

2.6 **Source of Funds.** The Company may purchase or acquire its own Ordinary Shares out of capital, as well as from its profits.

DBSH intends to use its internal sources of funds to finance its purchase or acquisition of the Ordinary Shares. DBSH does not intend to obtain or incur any borrowings to finance its purchase or acquisition of the Ordinary Shares. The Directors do not propose to exercise the Share Purchase Mandate in a manner and to such extent that the liquidity and capital adequacy position of the Group would be materially adversely affected.

2.7 **Financial Effects.** The financial effects on DBSH and the Group arising from purchases or acquisitions of Ordinary Shares which may be made pursuant to the Share Purchase Mandate will depend on, *inter alia*, the number of Ordinary Shares purchased or acquired and the price paid for such Ordinary Shares. The financial effects on the Group, based on the audited consolidated financial statements of the Group for the financial year ended 31 December 2009, are based on the assumptions set out below:

2.7.1 ***Purchase or Acquisition out of Capital or Profits***

Purchases or acquisitions of Ordinary Shares by the Company may be made out of the Company's capital or profits.

Where the consideration paid by the Company for the purchase or acquisition of Ordinary Shares is made out of profits, such consideration (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) will correspondingly reduce the amount available for the distribution of cash dividends by the Company. Based on the consolidated financial statements of DBSH and its subsidiaries for the financial year ended 31 December 2009, and having regard to:

(a) the amount of distributable revenue reserves attributable to the Group of approximately S$10.17 billion as at that date; and

(b) the Maximum Price at the Latest Practicable Date, in the case of both Market Purchases and Off-Market Purchases, of S$14.85 for one Ordinary Share, DBSH has sufficient distributable revenue reserves to purchase Ordinary Shares representing up to 10% of its issued Ordinary Shares as at the Latest Practicable Date. The amount of distributable revenue reserves available in the year 2010 and year 2011 would, however, depend on the performance of the Group in 2010 and 2011.

Where the consideration paid by the Company for the purchase or acquisition of Ordinary Shares is made out of capital, the amount available for the distribution of cash dividends by the Company will not be reduced.

In any case, no purchase or acquisition of Ordinary Shares, whether out of capital or profits, will be made in circumstances which would have or may have a material adverse effect on the liquidity and capital adequacy position of the Group as a whole.

2.7.2 ***Number of Ordinary Shares Acquired or Purchased***

Based on the number of issued and paid-up Ordinary Shares as at the Latest Practicable Date and on the assumptions set out in paragraph 2.3.1 above, the purchase by the Company of up to the maximum limit of 10% of its issued Ordinary Shares will result in the purchase or acquisition of 228,277,384 Ordinary Shares.

2.7.3 ***Maximum Price Paid for Ordinary Shares Acquired or Purchased***

Assuming that DBSH purchases or acquires 228,277,384 Ordinary Shares at the Maximum Price, in the case of both Market Purchases and Off-Market Purchases, of S$14.85 for one Ordinary Share (being the price equivalent to five per cent. above the average closing prices of the Ordinary Shares traded on the SGX-ST over the last five Market Days on which transactions were recorded preceding the Latest Practicable Date), the maximum amount of funds required is approximately S$3.39 billion.

2.7.4 ***Illustrative Financial Effects***

The financial effects on the Group arising from purchases or acquisitions of Ordinary Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia*, the aggregate number of Ordinary Shares purchased or acquired and the consideration paid at the relevant time.

For illustrative purposes only and on the basis of the assumptions set out in paragraphs 2.7.2 and 2.7.3 above, and assuming the following:

(a) DBSH had purchased 228,277,384 Ordinary Shares (representing 10% of the Ordinary Shares in issue as at the Latest Practicable Date) on 1 January 2009;

(b) the cash applied to pay the purchase consideration would otherwise have earned a return of 0.61% per annum in the inter-bank market;

(c) a Singapore corporate income tax rate of 17%; and

(d) DBSH will not pay any dividends with respect to the Ordinary Shares which are repurchased,

the financial effects on the consolidated financial statements of DBSH and its subsidiaries for the financial year ended 31 December 2009 would have been as follows:

	As at 31 December 2009	After Share Purchase[3]
Total Shareholders' funds ($'millions)	25,373	22,094
Number of issued and paid-up Ordinary Shares used in the computation of the relevant financial ratios set out below ('000)	2,282,452	2,054,175
Weighted average number of issued and paid-up Ordinary Shares used in the computation of the relevant financial ratios set out below ('000)	2,234,495	2,006,218
Net profit attributable to Shareholders ($'millions)	2,039	2,022
Financial Ratios[1]		
NAV per Ordinary Share ($)	10.85	10.46
EPS ($)		
— Basic	0.90	0.99
— Fully Diluted[2]	0.87	0.96
ROE (%)	8.35	9.56
CAR (%)		
— Tier 1	13.1	11.3
— Total	16.7	14.9

Notes:

[1] Adjusted to take into account impairment charges for Thai investment.

[2] Adjusted to take into account the dilutive effect arising from the full conversion of DBSH non-voting preference shares and the exercise of all outstanding employee share options where the relevant exercise price is below the average share price during the year.

[3] The disclosed financial effects remain the same irrespective of whether:

(a) the purchase of Ordinary Shares is effected out of capital or profits; or

(b) the purchased Ordinary Shares are held in treasury or are cancelled.

Shareholders should note that the financial effects set out above, based on the respective aforementioned assumptions, are for illustration purposes only. In particular, it is important to note that the above analysis is based on historical 2009 numbers, and is not necessarily representative of future financial performance.

DBSH will take into account both financial and non-financial factors (for example, share market conditions and the performance of the Ordinary Shares) in assessing the relative impact of a share purchase before execution.

2.8 **Tax Implications.** Shareholders who are in doubt as to their respective tax positions or the tax implications of Ordinary Share purchases by DBSH, or who may be subject to tax whether in or outside Singapore, should consult their own professional advisers.

2.9 **Listing Rules.** The Listing Manual specifies that a listed company shall report all purchases or acquisitions of its shares to the SGX-ST not later than 9.00 a.m. (a) in the case of a Market Purchase, on the market day following the day of purchase or acquisition of any of its shares and (b) in the case of an Off-Market Purchase under an equal access scheme, on the second market day after the close of acceptances of the offer. Such announcement must include, *inter alia*, details of the date of the purchase, the total number of shares purchased, the number of shares cancelled, the number of shares held as treasury shares, the purchase price per share or the highest and lowest prices paid for such shares (as applicable), the total consideration (including stamp duties and clearing charges) paid or payable for the shares, the number of shares purchased as at the date of announcement (on a cumulative basis), the number of issued shares excluding treasury shares and the number of treasury shares held after the purchase.

While the Listing Manual does not expressly prohibit any purchase of shares by a listed company during any particular time or times, because the listed company would be regarded as an "insider" in relation to any proposed purchase or acquisition of its issued shares, the Company will not undertake any purchase or acquisition of Ordinary Shares pursuant to the proposed Share Purchase Mandate at any time after a price sensitive development has occurred or has been the subject of a decision until the price sensitive information has been publicly announced.

In particular, the Company will not purchase or acquire any Ordinary Shares through Market Purchases during the period of one month immediately preceding the announcement of DBSH's full-year and half-year results and the period of two weeks before the announcement of the first quarter and third quarter results.

The Listing Manual requires a listed company to ensure that at least 10% of the total number of issued shares (excluding treasury shares, preference shares and convertible equity securities) in a class that is listed is at all times held by public shareholders. As at the Latest Practicable Date, Temasek, a substantial Shareholder of the Company, directly holds approximately 12.20% of the issued Ordinary Shares and Temasek's wholly-owned subsidiary, Maju, directly holds approximately 15.41% of the issued Ordinary Shares. Temasek is wholly-owned by Minister for Finance (Incorporated). Temasek and Maju have a combined direct holding of approximately 27.61% of the issued Ordinary Shares. As at the Latest Practicable Date, approximately 72.06% of the issued Ordinary Shares are held by public Shareholders. Accordingly, DBSH is of the view that there is a sufficient number of the Ordinary Shares in issue held by public Shareholders which would permit DBSH to undertake purchases or acquisitions of its Ordinary Shares through Market Purchases up to the full 10% limit pursuant to the proposed Share Purchase Mandate without affecting the listing status of the Ordinary Shares on the SGX-ST, and that the number of Ordinary Shares remaining in the hands of the public will not fall to such a level as to cause market illiquidity or to affect orderly trading.

2.10 **Shareholding Limits.** The Articles currently provides that no person may, without first obtaining the approval of the MAS:

(a) hold a substantial shareholding in DBSH (as defined in Section 81(1) of the Companies Act); or

(b) whether acting alone or together with his associates, hold a controlling interest in DBSH. A person is regarded as holding a controlling interest in DBSH if that person singly or together with his associates, holds, or is in a position to control, 20% or more of the voting shares of DBSH; or

(c) whether acting alone or together with his associates, hold an interest in the voting shares of DBSH in excess of such other shareholding limits as the MAS may from time to time prescribe.

"**Associate**" is defined in Article 40C(A) to mean, in relation to a person:

(i) the person's spouse or parent or remoter lineal ancestor, son, daughter or remoter issue, brother or sister of the person;

(ii) any partner of the person;

(iii) any corporation of which the person is an officer;

(iv) (where the person is a corporation), any officer of the corporation;

(v) any employee or employer of the person;

(vi) any officer of any corporation of which the person is an officer;

(vii) any employee of a natural person of whom the person is an employee;

(viii) any corporation whose directors are accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the person or, where the person is a corporation, of the directors of the person;

(ix) any corporation in accordance with the directions, instructions or wishes of which, or of the directors of which, the person is accustomed or under an obligation, whether formal or informal, to act;

(x) any corporation in which the person who is in a position to control not less than 20% of the voting power in the corporation; and

(xi) (where the person is a corporation) a person who is in a position to control not less than 20% of the voting power in the corporation,

and/or such other person as may be prescribed by the MAS.

The limits described above are hereinafter referred to as the "**Prescribed Limits**".

The shareholding percentage of a holder of Ordinary Shares (whose Ordinary Shares were not the subject of a share purchase or acquisition by the Company) in the issued Ordinary Shares immediately following any purchase or acquisition of Ordinary Shares will increase should the Company cancel the Ordinary Shares purchased or acquired by the Company. Similarly, the percentage of voting rights of a holder of Ordinary Shares (whose Ordinary Shares were not the subject of a share purchase or acquisition by the Company) in the issued Ordinary Shares immediately following any purchase or acquisition of Ordinary Shares will increase should the Company hold in treasury the Ordinary Shares purchased or acquired by the Company.

DBSH wishes to draw the attention of Shareholders to the following consequences of a purchase or acquisition of Ordinary Shares by DBSH pursuant to the Share Purchase Mandate, if the renewal of the Share Purchase Mandate is approved by Shareholders:

A PURCHASE OR ACQUISITION OF ORDINARY SHARES BY THE COMPANY MAY INADVERTENTLY CAUSE THE INTEREST IN THE ORDINARY SHARES OF ANY PERSON TO REACH OR EXCEED THE PRESCRIBED LIMITS (IN PARTICULAR, A PERSON WHOSE INTEREST IN ORDINARY SHARES IS CURRENTLY CLOSE TO ANY PRESCRIBED LIMIT).

Shareholders whose current shareholdings are close to a Prescribed Limit and whose percentage shareholding may exceed a Prescribed Limit by reason of any purchase or acquisition of Ordinary Shares by DBSH **are advised to seek the prior approval of the MAS** to continue to hold, on such terms as may be imposed by the MAS, the Ordinary Shares representing the number of Ordinary Shares which they may hold in excess of such limit, as a consequence of a share purchase or acquisition by DBSH.

2.11 **Take-over Implications.** Appendix 2 of the Take-over Code contains the Share Buy-Back Guidance Note. The take-over implications arising from any purchase or acquisition by DBSH of its Ordinary Shares are set out below:

2.11.1 ***Obligation to Make a Take-over Offer***

If, as a result of any purchase or acquisition by DBSH of its Ordinary Shares, a Shareholder's proportionate interest in the voting capital of DBSH increases, such increase will be treated as an acquisition for the purposes of the Take-over Code. If such increase results in the change of effective control, or, as a result of such increase, a Shareholder or group of Shareholders acting in concert obtains or consolidates effective control of DBSH, such Shareholder or group of Shareholders acting in concert could become obliged to make a take-over offer for DBSH under Rule 14 of the Take-over Code.

2.11.2 ***Persons Acting in Concert***

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company.

Unless the contrary is established, the following persons will be presumed to be acting in concert:

(a) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts); and

(b) a company, its parent, subsidiaries and fellow subsidiaries, and their associated companies and companies of which such companies are associated companies, all with each other, and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing companies for the purchase of voting rights. For this purpose, a company is an associated company of another company if the second company owns or controls at least 20% but not more than 50% of the voting rights of the first-mentioned company.

The circumstances under which the Shareholders (including the Directors) and persons acting in concert with them respectively will incur an obligation to make a take-over offer under Rule 14 after a purchase or acquisition of Ordinary Shares by DBSH are set out in Appendix 2 of the Take-over Code.

2.11.3 ***Effect of Rule 14 and Appendix 2***

In general terms, the effect of Rule 14 and Appendix 2 is that, unless exempted, the Directors and persons acting in concert with them will incur an obligation to make a take-over offer for DBSH under Rule 14 if, as a result of DBSH purchasing or acquiring its Ordinary Shares, the voting rights of such Directors and their concert parties would increase to 30% or more, or if the voting rights of such Directors and their concert parties fall between 30% and 50% of DBSH's voting rights, the voting rights of such Directors and their concert parties would increase by more than 1% in any period of six months. In calculating the percentages of voting rights of such Directors and their concert parties, treasury shares shall be excluded.

Under Appendix 2, a Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Ordinary Shares, the voting rights of such Shareholder in the Company would increase to 30% or more, or, if such Shareholder holds between 30% and 50% of the Company's voting rights, the voting rights of such Shareholder would increase by more than 1% in any period of six months. Such Shareholder need not abstain from voting in respect of the Ordinary Resolution authorising the Share Purchase Mandate.

2.11.4 ***SIC Rulings applicable to DBSH***

As at the Latest Practicable Date, Temasek directly holds approximately 12.20% of the issued Ordinary Shares and Maju directly holds approximately 15.41% of the issued Ordinary Shares. Temasek and Maju (being Temasek's wholly-owned subsidiary) would be considered as parties acting in concert with each other in respect of their combined direct holdings of approximately 27.61% of the issued Ordinary Shares. In the event that DBSH should, pursuant to the Share Purchase Mandate, purchase or acquire up to 10% of its issued Ordinary Shares, the combined holding of Temasek and Maju in the issued Ordinary Shares could increase from approximately 27.61% to more than 30% (based on the issued Ordinary Shares as at the Latest Practicable Date). Under the Take-over Code, Temasek would incur a mandatory take-over obligation for the issued Ordinary Shares.

Mr Koh Boon Hwee and Mr Kwa Chong Seng (together, the "**Common Directors**") are also directors of Temasek. Under the Banking (Corporate Governance) Regulations 2005, neither Mr Koh Boon Hwee nor Mr Kwa Chong Seng is considered an independent Director of DBSH as each of them is a non-executive director of Temasek, a substantial Shareholder of DBSH.

Mr Ang Kong Hua, Ms Euleen Goh Yiu Kiang and Mr Peter Seah Lim Huat are board members of certain Head Companies (as defined in sub-paragraph (b) below). (Mr Ang Kong Hua, Ms Euleen Goh Yiu Kiang and Mr Peter Seah Lim Huat, together with the Common Directors, are together referred to as the "**Relevant Directors**" and each of them a "**Relevant Director**"). In addition, Mr Peter Seah Lim Huat is a member of the Temasek Advisory Panel and a board member of certain Temasek Companies (as defined in sub-paragraph (b) below).

None of the Directors are nominees of Temasek or any parties acting in concert with it.

Temasek has obtained the following rulings from the SIC:

(a) Relevant Directors

Under the Take-over Code, the Relevant Directors would be deemed to be acting in concert with Temasek.

The SIC has confirmed that the Relevant Directors are not concert parties of Temasek and that their and their associates' present and future holdings of Ordinary Shares will not be aggregated with that of Temasek and its concert parties.

The SIC has also confirmed that none of the other Directors (who are not the Relevant Directors) who are not nominees or directors of Temasek are presumed to be concert parties of Temasek.

(b) Head Company Groups, Foreign Affiliate Groups and Funds of Hedge Funds

The SIC has ruled that the Temasek Companies[1] are not acting in concert with the Head Company Groups[2], the Foreign Affiliate Groups[3] and/or the hedge funds in which the Funds of Hedge Funds[4] invest (the **"Relevant Hedge Funds"**) to obtain control of DBSH, and any shareholdings in DBSH of the Temasek Companies should not be aggregated with the present and future holdings of Ordinary Shares of any or all of the Head Company Groups, the Foreign Affiliate Groups and/or the Relevant Hedge Funds.

If and notwithstanding that they are aware that the announcement of DBSH's buyback is imminent and that the Share Purchase Mandate is still in force:

(i) the Head Company Groups and/or the Foreign Affiliate Groups may acquire Ordinary Shares; and

(ii) the Funds of Hedge Funds may acquire interests in the Relevant Hedge Funds which hold Ordinary Shares,

without causing Temasek and its concert parties, the Head Company Groups, the Foreign Affiliate Groups and/or the Funds of Hedge Funds to be required to make a general offer for DBSH.

(c) Temasek and its Concert Parties

Temasek and its concert parties (including Maju and the Temasek Companies) will be exempted from making a general offer for DBSH, as a result of an increase in the combined shareholding of Temasek and Maju in DBSH to 30% or more

---

1 "Temasek Companies" means Temasek and its subsidiaries as notified to the SIC (other than the Head Company Groups, the Foreign Affiliate Groups and the Funds of Hedge Funds).

2 "Head Company Group" means each Head Company as set out in Part 1 of Appendix 1 to this Circular and its subsidiaries and associated companies. Head Companies are together called the "Head Companies" and individually, a "Head Company".

3 "Foreign Affiliate Group" means each Foreign Affiliate as set out in Part 2 of Appendix 1 to this Circular and its subsidiaries and associated companies. Foreign Affiliates are together called the "Foreign Affiliates" and individually, a "Foreign Affiliate".

4 "Funds of Hedge Funds" means the entities set out in Part 3 of Appendix 1 to this Circular.

pursuant to DBSH acquiring its issued Ordinary Shares under the Share Purchase Mandate, subject to the following conditions:

(i) the circular on the resolution to approve the renewal of the Share Purchase Mandate contains advice to the effect that by voting for the renewal of the Share Purchase Mandate, Shareholders are waiving their rights to a general offer at the required price from Temasek and its concert parties (including Maju and the Temasek Companies); and the names and voting rights of Temasek and its concert parties (including Maju and the Temasek Companies) at the time of the shareholders' meeting and after the proposed share purchase under the Share Purchase Mandate;

(ii) the resolution to approve the renewal of the Share Purchase Mandate is approved by a majority of those Shareholders present and voting at the meeting on a poll who could not become obliged to make an offer as a result of the proposed share purchase under the Share Purchase Mandate;

(iii) Temasek and its concert parties (including Maju and the Temasek Companies), the Common Directors and Mr Peter Seah Lim Huat abstain from voting for the resolution to renew the Share Purchase Mandate, and/or recommending the Shareholders to vote in favour of the resolution to approve the renewal of the Share Purchase Mandate; and

(iv) Temasek and its concert parties (including Maju and the Temasek Companies) have not acquired and will not acquire any Ordinary Shares between the date on which they know that the announcement of the proposed share purchase under the Share Purchase Mandate to be renewed is imminent and the earlier of:

  (1) the date the authority of the renewed Share Purchase Mandate expires; and

  (2) the date DBSH announces that it has bought back such number of Ordinary Shares as authorised by the renewed Share Purchase Mandate or it has decided to cease buying back its Ordinary Shares, as the case may be,

  if such acquisitions, taken together with the proposed share purchase under the Share Purchase Mandate, would cause their aggregate voting rights in DBSH to increase to 30% or more.

(d) Invalidation of SIC Rulings

The above rulings and/or confirmations will be invalidated should, *inter alia*, subsequent evidence indicate that any of the Head Company Groups, the Foreign Affiliate Groups and/or the Directors are or have been acting in concert with Temasek and/or its concert parties (including the Temasek Companies) with respect to DBSH. In reviewing such evidence, the SIC will consider, amongst others, the pattern, volume, timing and price of purchase of the Shares, and, in the case of the Foreign Affiliates which are funds, the investment mandate and focus of such funds.

In addition, SIC's rulings in respect of Temasek and its concert parties (including Maju and the Temasek Companies) will be invalidated by an election by Temasek and/or its concert parties (including Maju and the Temasek Companies) to receive a dividend declared by DBSH in the form of new Ordinary Shares in lieu of cash pursuant to the DBSH Scrip Dividend Scheme, if such acquisition, taken together with DBSH's purchases of its issued Ordinary Shares under the Share Purchase Mandate, results in the aggregate voting rights of Temasek and its concert parties (including Maju and the Temasek Companies) in DBSH increasing from its current shareholding of 27.61%.

2.11.5 ***Advice to Shareholders***

Shareholders are advised that by voting in favour of the Ordinary Resolution relating to the renewal of the Share Purchase Mandate, they will be waiving their rights to a take-over offer at the required price from Temasek and its concert parties (including Maju and the Temasek Companies) who, as a result of the purchase or acquisition of Ordinary Shares by DBSH pursuant to the Share Purchase Mandate, would increase their collective interest in the Ordinary Shares to 30% or more.

2.11.6 ***Voting rights of Temasek and its concert parties (including Maju and the Temasek Companies) before and after share purchase***

Based on the direct holdings of Ordinary Shares of Temasek and Maju as at the Latest Practicable Date, and assuming that:

(a) there is no change in their direct holdings of Ordinary Shares between the Latest Practicable Date and the date of the EGM;

(b) no new Ordinary Shares are issued to Temasek or Maju by DBSH following approval being received from Shareholders at the EGM for the renewal of the Share Purchase Mandate; and

(c) Temasek and Maju do not sell or otherwise dispose of their holdings of Ordinary Shares, the respective direct holdings of Ordinary Shares of Temasek and Maju as at the date of the EGM and after the purchase by DBSH of 10% of the issued Ordinary Shares pursuant to the Share Purchase Mandate are as follows:

	Before Share Purchase (as at date of EGM)		**After Share Purchase**	
	No. of Ordinary Shares	**% of total issued Ordinary Shares[1]**	**No. of Ordinary Shares**	**% of total issued Ordinary Shares[2]**
Temasek	278,510,692	12.20	278,510,692	13.56
Maju	351,745,560	15.41	351,745,560	17.12

Notes:

[1] Based on 2,282,773,843 issued Ordinary Shares as at the Latest Practicable Date.

[2] Based on 2,054,496,459 issued Ordinary Shares, being the 2,282,773,843 issued Ordinary Shares referred to in note (1) above, after repurchase of 228,277,384 Ordinary Shares.

Shareholders are advised to consult their professional advisers and/or the SIC at the earliest opportunity as to whether an obligation to make a take-over offer would arise by reason of any share purchases by the Company.

3. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

3.1 **Directors' Interests.** The interests of the Directors in the Ordinary Shares, as extracted from the Register of Directors' Shareholdings, as at the Latest Practicable Date are set out below:

	Direct Interest		**Deemed Interest**		**Total Interest**	
Directors	**No. of Ordinary Shares**	**%[1]**	**No. of Ordinary Shares**	**%[1]**	**No. of Ordinary Shares**	**%[1]**
Koh Boon Hwee	145,017	0.0064	—	—	145,017	0.0064
Piyush Gupta	79,113	0.0035	—	—	79,113	0.0035
Ang Kong Hua	—	—	—	—	—	—
Bart Joseph Broadman	10,000	0.0004	—	—	10,000	0.0004
Andrew Robert Fowell Buxton	9,000	0.0004	—	—	9,000	0.0004
Christopher Cheng Wai Chee	—	—	—	—	—	—
Euleen Goh Yiu Kiang	4,185	0.0002	—	—	4,185	0.0002
Kwa Chong Seng	65,000	0.0028	150,000	0.0066	215,000	0.0094
Ambat Ravi Shankar Menon	—	—	—	—	—	—
John Alan Ross	30,000	0.0013	—	—	30,000	0.0013
Peter Seah Lim Huat	15,000	0.0007	—	—	15,000	0.0007

Note:

[1] Based on 2,282,773,843 issued Ordinary Shares as at the Latest Practicable Date.

The interests of the Directors in Ordinary Shares comprised in outstanding Share Options and Awards as at the Latest Practicable Date are as follows:

Directors	No. of Ordinary Shares comprised in outstanding Share Options	No. of Ordinary Shares comprised in outstanding Awards
Koh Boon Hwee	—	145,017
Piyush Gupta	—	79,113

3.2 **Substantial Shareholders' Interests.** The interests of the substantial Shareholders in the Shares as at the Latest Practicable Date are set out below:

Substantial Shareholders	Direct Interest No. of Ordinary Shares	%[(1)]	Deemed Interest No. of Ordinary Shares	%[(1)]	Total Interest No. of Ordinary Shares	%[(1)]
Temasek	278,510,692	12.20	357,247,299[(2)]	15.65	635,757,991	27.85
Maju	351,745,560	15.41	—	—	351,745,560	15.41

Notes:

(1) Based on 2,282,773,843 issued Ordinary Shares as at the Latest Practicable Date.

(2) This excludes 579,750 Ordinary Shares held by the associated companies of DBSH in which DBSH is deemed to have an interest but includes the 351,745,560 Ordinary Shares held by Maju and 5,501,739 Ordinary Shares held by other subsidiaries or associated companies of Temasek, in which Temasek is deemed to have an interest.

3.3 **Preference shares.** As at the Latest Practicable Date, the Company had 180,654 non-voting non-redeemable preference shares in the capital of the Company and 99,713,061 non-voting redeemable preference shares in the capital of the Company, all of which are held by Maju.

4. DIRECTORS' RECOMMENDATIONS

The Proposed Renewal of the Share Purchase Mandate. The Directors (other than the Common Directors and Mr Peter Seah Lim Huat) are of the opinion that the proposed renewal of the Share Purchase Mandate is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of the Ordinary Resolution relating to the proposed renewal of the Share Purchase Mandate to be proposed at the EGM.

The Common Directors, being Mr Koh Boon Hwee and Mr Kwa Chong Seng, and Mr Peter Seah Lim Huat, have abstained from making any recommendation for Shareholders to vote in favour of the Ordinary Resolution and will abstain from voting in respect of their holdings of Ordinary Shares (if any) on the Ordinary Resolution. The Common Directors and Mr Peter Seah Lim Huat will also not accept any appointment as proxies or otherwise for voting on the Ordinary Resolution unless specific instructions have been given in the proxy form(s) on how the votes are to be cast.

Temasek and its concert parties (including Maju and the Temasek Companies) will abstain from voting in respect of their holdings of Ordinary Shares (if any) on the Ordinary Resolution.

5. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 24 to 26 of this Circular, will be held at the Auditorium, 3rd Storey, DBS Building Tower One, 6 Shenton Way, Singapore 068809 on 30 April 2010 at 2.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Eleventh Annual General Meeting of the Company to be held at 2.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications, the Ordinary Resolution set out in the Notice of EGM.

6. ACTION TO BE TAKEN BY SHAREHOLDERS

6.1 **Appointment of Proxies.** Shareholders who are unable to attend the EGM and wish to appoint a proxy to attend and vote at the EGM on their behalf will find attached to this Circular a Proxy Form which they are requested to complete, sign and return in accordance with the instructions printed thereon as soon as possible and in any event so as to arrive at the registered office of the Company not less than 48 hours before the time fixed for the EGM. The sending of a Proxy Form by a Shareholder does not preclude him from attending and voting in person at the EGM if he finds that he is able to do so. In such event, the relevant Proxy Forms will be deemed to be revoked.

6.2 **When Depositor regarded as Shareholder.** A Depositor shall not be regarded as a Shareholder of the Company entitled to attend the EGM and to speak and vote thereat unless his name appears on the Depository Register at least 48 hours before the EGM.

7. INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of the Company at 6 Shenton Way, DBS Building Tower One, #39-02, Singapore 068809 during normal business hours from the date of this Circular up to the date of the EGM:

(a) the consolidated accounts of the Company and its subsidiaries for the financial year ended 31 December 2009;

(b) the Memorandum and Articles of Association of the Company; and

(c) the 2009 Circular.

8. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

Yours faithfully
for and on behalf of
the Board of Directors of
DBS GROUP HOLDINGS LTD

KOH BOON HWEE
CHAIRMAN

APPENDIX 1

HEAD COMPANIES, FOREIGN AFFILIATES AND FUNDS OF HEDGE FUNDS

Part 1 — The Head Companies

1. Singapore Telecommunications Ltd
2. MediaCorp Pte. Ltd.
3. Sembcorp Industries Ltd
4. Keppel Corporation Limited
5. Singapore Airlines Limited
6. PSA International Pte Ltd
7. SMRT Corporation Ltd
8. Singapore Power Limited
9. Wildlife Reserves Singapore Pte Ltd
10. Neptune Orient Lines Limited
11. Singapore Technologies Engineering Ltd
12. CapitaLand Limited
13. STATS ChipPac Ltd
14. Vertex Venture Holdings Ltd (formerly known as Vertex Venture Holdings Pte Ltd)
15. Singapore Technologies Telemedia Pte Ltd
16. Accuron Technologies Limited
17. Gas Supply Pte Ltd
18. Mapletree Investments Pte Ltd
19. Aetos Security Management Pte Ltd
20. Certis CISCO Security Pte. Ltd. (formerly known as CISCO Security Pte. Ltd.)
21. CitySpring Infrastructure Management Pte. Ltd.
22. National University Hospital (Singapore) Pte Ltd
23. ST Asset Management Ltd.
24. Surbana Corporation Pte. Ltd.
25. Singapore Cruise Centre Pte. Ltd.
26. Singex Exhibition Ventures Pte. Ltd.
27. Singex Exhibitions Pte. Ltd.
28. Singex Venues Pte. Ltd.
29. Singapore Airport Terminal Services Limited
30. New Horizon Partners Ltd

APPENDIX 1

Part 2 — The Foreign Affiliates

1. PT Bank Danamon Indonesia Tbk
2. Alliance Financial Group Berhad (formerly known as Malaysian Plantations Berhad)
3. Shin Corporation Public Company Limited
4. NIB Bank Limited
5. Firstsource Solutions Limited
6. Graviss Hospitality Limited. (formerly The GL Hotels Limited)

Part 3 — The Funds of Hedge Funds

1. Fullerton Absolute Returns Investment Strategies Fund
2. Fullerton Monex Asia Feeder
3. Fullerton Capital Pte Ltd

NOTICE OF EXTRAORDINARY GENERAL MEETING

DBS GROUP HOLDINGS LTD
(Incorporated in the Republic of Singapore)
Company Registration Number: 199901152M

NOTICE OF EXTRAORDINARY GENERAL MEETING

To: All Shareholders

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of DBS Group Holdings Ltd ("**DBSH**" or the "**Company**") will be held at the Auditorium, 3rd Storey, DBS Building Tower One, 6 Shenton Way, Singapore 068809 on Friday, 30 April 2010 at 2.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Eleventh Annual General Meeting of the Company to be held at 2.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications, the following Resolution, which will be proposed as an Ordinary Resolution:

Ordinary Resolution
The Proposed Renewal of the Share Purchase Mandate

THAT:

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 (the "**Companies Act**"), the exercise by the Directors of DBSH of all the powers of DBSH to purchase or otherwise acquire issued ordinary shares in the capital of DBSH ("**Ordinary Shares**") not exceeding in aggregate the Maximum Percentage (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), whether by way of:

(i) market purchase(s) on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") and/or any other securities exchange on which the Ordinary Shares may for the time being be listed and quoted ("**Other Exchange**"); and/or

(ii) off-market purchase(s) (if effected otherwise than on the SGX-ST or, as the case may be, Other Exchange) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

and otherwise in accordance with all other laws and regulations and rules of the SGX-ST or, as the case may be, Other Exchange as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) unless varied or revoked by DBSH in general meeting, the authority conferred on the Directors of DBSH pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(i) the date on which the next Annual General Meeting of DBSH is held; and

(ii) the date by which the next Annual General Meeting of DBSH is required by law to be held;

(c) in this Resolution:

"**Average Closing Price**" means the average of the closing market prices of an Ordinary Share over the last five market days on which transactions in the Ordinary Shares on the SGX-ST or, as the case may be, Other Exchange were recorded, preceding the date of the market purchase by DBSH or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted, in accordance with the listing rules of the SGX-ST, for any corporate action that occurs after the relevant five-day period;

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for the purchase or acquisition of Ordinary Shares from Shareholders, stating therein the purchase price (which shall not be more than the Maximum Price calculated on the basis set out below) for each Ordinary Share and the relevant terms of the equal access scheme for effecting the off-market purchase;

"**Maximum Percentage**" means that number of issued Ordinary Shares representing 10% of the issued Ordinary Shares of DBSH as at the date of the passing of this Resolution (excluding any Ordinary Shares which are held as treasury shares as at that date); and

"**Maximum Price**" in relation to an Ordinary Share to be purchased or acquired, means the purchase price (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) which shall not exceed:

(i) in the case of a market purchase of an Ordinary Share, 105% of the Average Closing Price of the Ordinary Shares; and

(ii) in the case of an off-market purchase of an Ordinary Share, 105% of the Average Closing Price of the Ordinary Shares; and

(d) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

By Order of the Board

Linda Hoon (Ms)
Group Secretary
DBS Group Holdings Ltd

13 April 2010
Singapore

Notes:

1. A member of DBSH entitled to attend and vote at the above Meeting may appoint a proxy to attend and vote on his behalf. Such proxy need not be a member of DBSH.

2. The instrument appointing the proxy must be deposited at the Company's registered office at 6 Shenton Way, DBS Building Tower One, #39-02, Singapore 068809, not less than 48 hours before the time set for holding the Meeting.

3. DBSH intends to use its internal sources of funds to finance its purchase or acquisition of the Ordinary Shares. The amount of financing required for DBSH to purchase or acquire its Ordinary Shares, and the impact on DBSH's financial position, cannot be ascertained as at the date of this Notice as these will depend on whether the Ordinary Shares are purchased or acquired out of capital or profits, the number of Ordinary Shares purchased or acquired and the price at which such Ordinary Shares were purchased or acquired.

   Based on the existing issued and paid-up Ordinary Shares of DBSH as at 8 March 2010 (the **"Latest Practicable Date"**), the purchase by DBSH of 10% of its issued Ordinary Shares will result in the purchase or acquisition of 228,277,384 Ordinary Shares.

   Assuming that DBSH purchases or acquires 228,277,384 Ordinary Shares at the Maximum Price, in the case of both market and off-market purchases, of S$14.85 for one Ordinary Share (being the price equivalent to 5% above the average closing price of the Ordinary Shares traded on the SGX-ST over the last five market days on which transactions were recorded preceding the Latest Practicable Date), the maximum amount of funds required is approximately S$3.39 billion.

   The financial effects of the purchase or acquisition of such Ordinary Shares by DBSH pursuant to the proposed Share Purchase Mandate on the financial statements of DBSH and its subsidiaries for the financial year ended 31 December 2009 based on these and other assumptions are set out in paragraph 2.7 of the Circular.

DBS GROUP HOLDINGS LTD
(Incorporated in the Republic of Singapore)
Company Registration No. 199901152M

PROXY FORM

IMPORTANT:
1. For investors who have used their CPF monies to buy DBS Group Holdings Ltd shares, the Circular to Shareholders dated 13 April 2010 is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. For holders of Non-Voting Convertible Preference Shares (NVCPS), the Circular to Shareholders dated 13 April 2010 is forwarded to them solely FOR INFORMATION ONLY.
3. For holders of Non-Voting Redeemable Convertible Preference Shares (NVRCPS), the Circular to Shareholders dated 13 April 2010 is forwarded to them solely FOR INFORMATION ONLY.
4. This Proxy Form is not valid for use by CPF Investors, NVCPS and NVRCPS holders and shall be ineffective for all intents and purposes if used or purported to be used by them.

*I/We ____ of

____ being an

Ordinary Shareholder(s) of DBS Group Holdings Ltd hereby appoint *Mr/Mrs/Ms

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)
*and/or			

or failing *him/her, the Chairman of the Meeting or such person as he may nominate, as *my/our proxy/proxies, to vote for *me/us and on *my/our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Company, to be held at the Auditorium, 3rd Storey, DBS Building Tower One, 6 Shenton Way, Singapore 068809 on Friday, 30 April 2010 at 2.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Eleventh Annual General Meeting of the Company to be held at 2.00 p.m. on the same day and at the same place) and at any adjournment thereof in the following manner:

	For	Against
Ordinary Resolution To approve the proposed renewal of the Share Purchase Mandate		

If you wish to exercise all your votes **For** or **Against**, please tick with "√". Alternatively, please indicate the number of votes to be cast **For** or **Against** the Ordinary Resolution as set out in the Notice of Extraordinary General Meeting.

If this form of proxy contains no indication as to how the proxy should vote in relation to the Ordinary Resolution, the proxy shall vote or abstain as the proxy deems fit, as he/they will on any other matter arising at the Extraordinary General Meeting.

Dated this ________ day of ______________2010

No. of Ordinary Shares held

____
Signature(s) of Ordinary Shareholder(s) or Common Seal

IMPORTANT PLEASE READ NOTES OVERLEAF.

* delete as appropriate

NOTES:

1 Please insert the total number of Ordinary Shares held by you. If you have Ordinary Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Ordinary Shares. If you have Ordinary Shares registered in your name in the Register of Members, you should insert that number of Ordinary Shares. If you have Ordinary Shares entered against your name in the Depository Register and Ordinary Shares registered in your name in the Register of Members, you should insert the aggregate number of Ordinary Shares entered against your name in the Depository Register and registered in your name in the Register of Members.

2 A Member entitled to attend and vote at a Meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him.

3 Where a Member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4 The Instrument appointing a proxy must be deposited at the office of the Company at **6 Shenton Way, DBS Building Tower One, #39-02, Singapore 068809**, not less than 48 hours before the time appointed for the Extraordinary General Meeting.

5 The Instrument appointing the proxy or proxies must be under the hand of the appointer or of his attorney duly authorised in writing. Where the Instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6 A corporation which is a Member may, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore, authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Extraordinary General Meeting.

7 The Company shall be entitled to reject the Instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointer are not ascertainable from the instructions of the appointer specified in the Instrument appointing a proxy or proxies. In addition, in the case of members whose Ordinary Shares are entered against their names in the Depository Register, the Company may reject any Instrument appointing a proxy or proxies lodged if such Members are not shown to have Ordinary Shares entered against their names in the Depository Register 48 hours before the time appointed for holding the Extraordinary General Meeting as certified by The Central Depository (Pte) Limited to the Company.

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